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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Incepta Group plc
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

Huntsworth PLC
(Name of Person(s) Furnishing Form)

Ordinary Shares of 5 Pence
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Mike Butterworth, Incepta Group plc, 3 London Wall Buildings, London Wall, London EC2M 5SY, England; Telephone: +44 (0)20 7282 1090

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 3, 2005
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the**

CADWALADER

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

1201 F Street, N.W., Washington, DC 20004
Tel 202 862 2200 Fax 202 862 2400
www.cadwalader.com

March 18, 2005

VIA MESSENGER

RECD S.E.C.
MAR 1 8 2005
1086

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Huntsworth PLC**
Form CB

Dear Ladies and Gentlemen:

On behalf of Huntsworth PLC (the "Company"), enclosed for filing on the date hereof, please find the Company's Form CB. Five (5) copies of such Form CB are enclosed. Please acknowledge the receipt of this letter and the filing of the enclosures herewith by date stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely yours,

Paula R. Martin

Paula R. Martin
Senior Paralegal

Enclosures

Paula R. Martin Tel 202 862 2418 Fax 202 862 2400 paula.martin@cwt.com

Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC 2560 (10-03) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

(1) Listing Particulars dated March 17, 2005 relating to the issue of New Huntsworth Shares in connection with the recommended Merger Offer to acquire.

(2) Offer document dated March 17, 2005 by Bridgewell Limited on behalf of Huntsworth PLC for Incepta Group plc.

(3) Form of Acceptance accompanying offer document dated March 17, 2005.

(4) Circular to shareholders of Huntsworth PLC concerning the recommended Merger with Incepta Group plc and Notice of Extraordinary General Meeting, dated March 17, 2005.

(5) Form of Proxy for shareholders of Huntsworth PLC at the Extraordinary General Meeting.

(6) Press release of Huntsworth PLC, dated March 17, 2005, announcing that the offer document, listing particulars and form of acceptance were posted to Incepta shareholders.

(7) Financial Times Advertisement, dated March 18, 2005, by Bridgewell Limited on behalf of Huntsworth PLC announcing the proposed acquisition of Incepta Group plc.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in attached exhibits as applicable, except Exhibit No. 8.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent and power of attorney on Form F-X has been filed by Huntsworth PLC with the Securities and Exchange Commission on March 3, 2005.

(2) Not applicable.

PART IV – SIGNATURES

000003

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUNTSWORTH PLC

Date: March 18, 2005

Name: Roger Selman
Title: Finance Director

EXHIBIT INDEX

Exhibit No.	Description	Paper (P) or Electronic (E)
1*	Joint press release and attachments of Huntsworth PLC and Incepta Group plc, dated March 3, 2005, relating to the proposed business combination.	
2	Listing Particulars dated March 17, 2005 relating to the issue of New Huntsworth Shares in connection with the recommended Merger Offer to acquire.	P
3	Offer document dated March 17, 2005 by Bridgewell Limited on behalf of Huntsworth PLC for Incepta Group plc.	P
4	Form of Acceptance accompanying offer document dated March 17, 2005.	P
5	Circular to shareholders of Huntsworth PLC concerning the recommended Merger with Incepta Group plc and Notice of Extraordinary General Meeting, dated March 17, 2005.	P
6	Form of Proxy for shareholders of Huntsworth PLC at the Extraordinary General Meeting.	P
7	Press release of Huntsworth PLC, dated March 17, 2005, announcing that the offer document, listing particulars and form of acceptance were posted to Incepta shareholders.	P
8	Financial Times Advertisement, dated March 18, 2005, by Bridgewell Limited on behalf of Huntsworth PLC announcing the proposed acquisition of Incepta Group plc.	P

* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated March 3, 2005.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent adviser who, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000 ("FSMA").

If you have sold or otherwise transferred all your Huntsworth Shares or Incepta Shares please send this document and the accompanying documents at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the transfer was effected for transmission to the purchaser or transferee. However, such documents **should not be forwarded or transmitted in or into Canada, Australia or Japan or any jurisdiction where to do so would violate the laws of that jurisdiction.** If you have sold only part of your holding of Huntsworth Shares or Incepta Shares you should retain these documents.

Applications have been made to the UK Listing Authority for the New Huntsworth Shares to be admitted to the Official List and to the London Stock Exchange for the New Huntsworth Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission of the New Huntsworth Shares to the Official List will become effective, and that dealings for normal settlement will commence on the London Stock Exchange, on the first dealing day following the day on which the Merger Offer becomes or is declared unconditional in all respects (save for the condition relating to Admission). Admission is expected to occur no later than 6 June 2005.

A copy of this document, comprising listing particulars relating to Huntsworth and the New Huntsworth Shares, prepared in accordance with the Listing Rules made under Section 74 of FSMA, has been delivered to the Registrar of Companies for registration in accordance with Section 83 of FSMA.

Huntsworth PLC

(incorporated and registered in England and Wales under the Companies Act with registered number 1729478)

Listing Particulars relating to the issue of up to 684,306,184 New Huntsworth Shares of 10p each in connection with the recommended Merger Offer to acquire

Incepta Group plc

Bridgewell Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Huntsworth and no-one else in connection with Huntsworth's application for listing and the proposals described in this document and will not be responsible to anyone other than Huntsworth for providing the protections afforded to its clients or for providing advice in relation to the listing or contents of this document.

Numis Securities Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Huntsworth and no-one else in connection with Huntsworth's application for listing and the proposals described in this document and will not be responsible to anyone other than Huntsworth for providing the protections afforded to its clients or for providing advice in relation to the listing or contents of this document.

The Merger Offer is not being made directly or indirectly in or into Canada, Australia or Japan. Neither this document nor the accompanying documentation may be distributed or sent in, into or from Canada, Australia or Japan and doing so may render invalid any purported acceptance.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan and no regulatory clearances in respect of the New Huntsworth Shares have been, or will be, applied for in any jurisdiction other than the UK. Accordingly, unless an exemption under the relevant securities laws is applicable, the New Huntsworth Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into, Canada, Australia or Japan or to, or for the account or benefit of, any person resident in Canada, Australia or Japan.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. The New Huntsworth Shares are intended to be made available within the United States in connection with the Merger pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder and an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act. This Merger Offer relates to the securities of two non-US companies. The Merger Offer is subject to disclosure requirements of the United Kingdom which are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for US persons to enforce their rights and any claim that they may have arising under the US federal securities laws, as Huntsworth and Incepta are located in the United Kingdom and some or all of their respective officers and directors are residents of the United Kingdom or other non-US countries. US persons may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment. You should be aware that Huntsworth may purchase securities of Incepta otherwise than under the Merger Offer, such as in open market or privately negotiated purchases.

Cautionary statement regarding forward looking statements

These listing particulars contain forward-looking statements. These forward-looking statements are not historical facts, but rather are based on Huntsworth's current expectations, estimates and projections about the industry, beliefs and assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (some of which are beyond Huntsworth's control), are difficult to predict and could cause actual results to differ materially from those expressed or forecast in the forward-looking statements. Subject to any requirements of the Listing Rules, Huntsworth disclaims any obligation or undertaking after Admission to disseminate any updates or revisions to any forward-looking statements contained herein, to reflect any change in Huntsworth's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Forward-looking statements made in these listing particulars relate only to events as of the date on which statements are made.

The expected operational cost savings and financial synergies have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement should not be interpreted to mean that the earnings per share in the first full financial year following the Merger, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period.

Presentation of Information

For the purposes of this document, the information contained herein, unless otherwise stated, is stated on the basis that the transactions described in Part I have occurred. Unless stated to the contrary, all percentage holdings are stated on an undiluted basis.

CONTENTS

000008

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All time references in this document are to time in the United Kingdom unless otherwise stated.

	2005
Publication of Offer Document, Listing Particulars and Circular	17 March
First closing date of the Merger Offer	7 April
Latest time and date for receipt of Forms of Proxy for the Extraordinary General Meeting	9 April (11.00 a.m.)
Extraordinary General Meeting	11 April (11.00 a.m.)

The timetable for admission of New Huntsworth Shares to the Official List depends on the date on which the Merger Offer becomes or is declared unconditional in all respects.

DIRECTORS, SECRETARY, REGISTERED OFFICE AND ADVISERS

Huntsworth Directors
Hugh Jon Foulds
The Rt. Hon. Lord Chadlington
Roger Malcolm Selman
Eugene Patrick Beard
Anthony Leonard Brooke

The business address of each of the Huntsworth Directors is:
Huntsworth plc
15-17 Huntsworth Mews
London NW1 6DD

Company secretary
Jeremy White

Registered and Head office
15-17 Huntsworth Mews
London NW1 6DD

Proposed Directors
The Rt. Hon. Francis Anthony Aylmer Maude M.P.
Richard Stephen Nichols
Robert Harding Alcock
Charles Anthony Good

The business address of each of the Proposed Directors is:
Incepta Group plc
3 London Wall Buildings
London Wall
London EC2M 5SY

Advisers to Huntsworth

Lead Financial Adviser and Sponsor
Bridgewell Limited
Old Change House
128 Queen Victoria Street
London EC4V 4BJ

Legal advisers as to English law
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Joint Financial Adviser and Broker
Numis Securities Limited
5th Floor Cheapside House
138 Cheapside
London EC2V 6LH

Auditors and Reporting Accountants
Ernst & Young LLP
1 More London Place
London SE1 2AF

Principal Bankers
Lloyds TSB Bank plc
25 Gresham Street
London EC2V 7HN

Registrars
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Website
http://www.huntsworth.co.uk

Advisers to Incepta

Financial Adviser
LongAcre Partners
41-44 Great Queen Street
London WC2B 5AA

Legal advisers as to English law
CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

Joint Brokers

Collins Stewart Limited
9th Floor
88 Wood Street
London EC2V 7QR

Investec
2 Gresham Street
London EC2V 7QP

Auditors and Reporting Accountants
KPMG Audit plc
1 Puddle Dock
London EC4V 3PD

Website
http://www.incepta.com

PART I

General Information

1. Introduction

On 3 March 2005 the Boards of Huntsworth and Incepta announced the terms of an all-share merger, to create an international marketing and communications group with public relations at its core.

Given the size of the proposed Merger Offer in relation to the current size of Huntsworth, the Merger is conditional upon, *inter alia*, the approval of Huntsworth Shareholders. The Extraordinary General Meeting is being convened for 11.00 a.m. on 11 April 2005 at 5th Floor, Cheapside House, 138 Cheapside, London EC2V 6LH in order to seek the shareholder approvals necessary to implement the Merger.

2. Details of the Merger

The Merger is being implemented by way of an offer by Bridgewell on behalf of Huntsworth for the whole of the issued and to be issued share capital of Incepta. Under the terms of the Merger Offer, existing Huntsworth Shareholders will retain their Huntsworth Shares and Incepta Shareholders will receive:

for every 100 Incepta Shares 313.654 New Huntsworth Shares

and so in proportion to any other number of Incepta Shares held. Based on the current issued share capital of the two companies, Huntsworth Shareholders will hold approximately 32.8 per cent., and Incepta Shareholders will hold approximately 67.2 per cent., of the issued share capital of the Group.

The Merger Offer extends to all Incepta Shares unconditionally allotted or issued and fully paid on the date of the Merger Offer (excluding any treasury shares except to the extent these cease to be held as treasury shares before such date as Huntsworth may determine) and any Incepta Shares which are unconditionally allotted or issued and fully paid (including pursuant to the exercise of options under the Incepta Share Option Schemes) whilst the Merger Offer remains open for acceptance or by such earlier date as Huntsworth may, subject to the City Code, decide, not being earlier than the date on which the Merger Offer becomes unconditional as to acceptances.

The terms of the Merger reflect the recent relative market capitalisations of the two companies. At the close of business on 16 March 2005, the last trading day prior to the date of this document, the approximate market capitalisations of Huntsworth and Incepta were £61.3 million and £124.4 million respectively. On this basis, the combined market capitalisation of the Group would have been approximately £185.8 million.

Huntsworth has received irrevocable undertakings to accept the Merger Offer from the directors of Incepta in respect of 3,199,704 Incepta Shares in aggregate, representing approximately 1.59 per cent. of Incepta's existing issued ordinary share capital. These irrevocable undertakings will only cease to be binding in the event that the Merger Offer lapses or is withdrawn, or if the Merger Offer is revised or varied in such a manner which represents a diminution in value or which results in a lower number of New Huntsworth Shares being offered in exchange for Incepta Shares.

Full acceptance of the Merger Offer (assuming full exercise of in-the-money Incepta Share Options which are capable of exercise immediately following the Merger) would involve the issue of 636,310,240 New Huntsworth Shares (representing approximately 67.5 per cent. of the enlarged issued share capital of the Group and 207.5 per cent. of Huntsworth's current issued share capital).

The Merger Offer will initially remain open for acceptance until 3.00 p.m. on 7 April 2005 but may be extended in accordance with the City Code.

The Merger Offer is conditional upon (amongst other things) it having been established in terms reasonably satisfactory to Huntsworth and Incepta that in relation to the Merger Offer and any matter arising from it, no reference will be made to the UK Competition Commission.

As fractions of New Huntsworth Shares will not be allotted or issued to persons accepting the Merger Offer, fractional entitlements to New Huntsworth Shares will be aggregated and sold in the market and the net proceeds of sale will be retained for the benefit of the Group.

The Incepta Shares will be acquired pursuant to the Merger Offer fully paid and free from all liens, charges, equitable interests, encumbrances and rights of pre-emption and any other interests of any nature whatsoever and together with all rights now or hereafter attaching thereto including voting rights and the right to receive all dividends or other distributions declared made or paid after the date of the Merger Offer, save for the right to receive the special dividend of 1.05 pence (net) per share declared on 16 March 2005 payable to Incepta Shareholders on the register at close of business on 18 March 2005.

The New Huntsworth Shares will be issued credited as fully paid and will rank *pari passu* in all respects with existing Huntsworth Shares and will be entitled to all dividends and other distributions declared, made or paid after the date of the Merger Offer, save that they will not carry the right to receive the special dividend of 0.1 pence (net) per share declared on 2 March 2005 payable to Huntsworth Shareholders on the register as at 18 March 2005.

An investment in New Huntsworth Shares involves certain risks, including those set out in Part VII of this document. Investors should carefully consider, together with all other information in this document, the risk factors described in Part VII. Additional risks not known to Huntsworth may also have an adverse effect on the business of the Group.

3. Background to and benefits of the Merger

The marketing and communications sector has experienced significant consolidation in recent years. As a consequence, there has been a polarisation between large businesses offering international scale and breadth of service and smaller niche players. Both Huntsworth and Incepta share a consistent philosophy in seeking to provide a seamless global service for multinational clients while also being able to deliver a focused service for national businesses. Both Huntsworth and Incepta's Boards believe that a larger critical mass and international presence will substantially improve the Group's ability to attract and retain large clients and highly regarded industry talent. Against this background, the combination of Huntsworth and Incepta brings together outstanding brands, complementary geographical fit and a blue chip international client base. The Boards of Huntsworth and Incepta have held discussions about a possible merger over the course of the last year and believe that the Merger will create significant strategic, operational and financial benefits for clients, staff and shareholders.

Huntsworth's strategy has been to target five key sectors namely consumer, financial, public affairs, integrated healthcare and technology and build or acquire strong brands. Incepta pursues a focused strategy consistent with that of Huntsworth and has market leading brands across many of these sectors. As part of the merger process, the Board of the Group will undertake a thorough review of the activities of the combined business in order to ensure the Group delivers a focused range of services to its existing and potential clients consistent with this shared strategy, and within an efficient operational structure.

The Merger will generate significant scale, both in terms of geographic reach and sector expertise. Huntsworth's European public relations operations, with a focus in the UK, Austria, Belgium, France, Germany, Ireland, Spain and Switzerland, complement Incepta's businesses in the UK, Belgium, France, Germany, Holland, Italy, Spain and Sweden. Huntsworth's presence in Chicago, Los Angeles, New York and Sacramento is complementary to Incepta's positioning in Austin, Boston, Chicago, New York and San Francisco. Huntsworth's satellite operations in Asia (Hong Kong and Singapore) will be strengthened by Incepta's established operations in Beijing, Dubai, Hong Kong, Mumbai, Shanghai and Singapore. At sector level, it brings together both companies' strengths in financial and corporate public relations, public affairs, consumer goods and healthcare.

The Group will have strong brands in marketing and communications, operating in 125 offices in 23 countries. It will have particular strengths in the consumer, financial, public affairs, integrated healthcare and technology sectors. On the basis of client instructions received by Huntsworth and Incepta over the past year, the Group's client list will include 58 FTSE 100 companies, 142 Fortune 500 companies and 143 FTSE Eurofirst companies.

BENEFITS OF THE MERGER

(i) *Delivering further revenues from existing multinational clients through increased international presence*

Both Huntsworth and Incepta bring an excellent base of clients to the Group, with some of the largest and best known worldwide brands. Building off these strong existing relationships, the Group expects to be able to deliver further revenues from its clients through extending the service offering to cover worldwide projects and developing relationships in under serviced geographies.

(ii) *Accelerating future growth through the cross marketing of the Group's brands and services to each company's existing clients*

Huntsworth and Incepta offer largely complementary marketing services delivered by outstanding brands. Both companies have long term and strong relationships with many of their clients. The Group intends to build on these relationships and cross market the Group's brands and services.

(iii) *Increasing the scale and international reach of the business to attract and retain larger clients*

Clients increasingly expect high levels of consistent service on an international basis. Both Huntsworth and Incepta have outstanding brands and highly regarded staff, but on a stand alone basis lack the critical mass and international reach to compete effectively with the very largest operators in the marketing and communications services sectors. The Boards of Incepta and Huntsworth believe that the complementary geographical fit of the two businesses, combined with a focused strategic approach, will enable the Group to attract new, large clients who seek the very best service on an international basis. This is most evident across the Group's European operations where Trimedia will deliver wider coverage to the Citigate brand in Austria and Switzerland, while Citigate will provide Trimedia with extended reach across Sweden, Holland, Belgium, Spain and Italy.

(iv) *Attracting and retaining highly regarded industry talent*

The Boards of Incepta and Huntsworth recognise that the Group's people are key to the success of the business. In a competitive market place, the Group will be better positioned to offer existing and new employees exciting and challenging positions in a dynamic global business. Both Huntsworth and Incepta have strong reputations for the excellence of their staff and the Boards believe that prospects for existing and new staff will be significantly enhanced by the Merger.

(v) *Creating a larger capitalised company with a strong financial position and a more liquid market in its shares*

Based on Closing Prices as at 16 March 2005, the last trading day before the date of this document, the aggregate market capitalisation of Incepta and Huntsworth was approximately £185.8 million. Were the Group to have a similar or larger market capitalisation it would be likely to have enhanced share liquidity.

Huntsworth has agreed new £85 million bank facilities to replace the existing Incepta £9.5 million and £82.5 million facilities in the event that those existing facilities are cancelled (which may, *inter alia*, occur as a result of the change of control of Incepta upon the Merger Offer becoming or being declared unconditional in all respects). In addition, Huntsworth has agreed certain amendments to its existing £15 million facility, such amendments to become effective when the Merger Offer becomes or is declared unconditional in all respects. The new facilities permit Huntsworth to waive down the condition relating to acceptances under the Merger Offer contained in paragraph (A) of Part A of Appendix 1 to the Offer Document, provided it has received the prior consent of the lenders under those facilities.

As set out in the unaudited pro forma statement of net assets of the Group contained in Part IV of this document, following the Merger, the Group will have pro forma net debt of approximately £77.3 million. The Directors believe that will result in an acceptable level of gearing for the Group in view of the comfortable interest coverage ratios going forward. Given the cash generative nature of the Group, net debt is expected to continue to reduce.

(vi) *Cost savings*

Shareholders will benefit from the creation of a more efficient group with estimated annualised pre-tax cost savings of at least £2.5 million, principally from the elimination of duplicated central costs, achievable in the first full financial year following completion of the Merger.

As a consequence of the cost savings outlined above, the Directors believe that, based on the exchange ratio of the Merger, the Merger will be earnings enhancing for both Huntsworth and Incepta Shareholders for the financial year ending 31 December 2006. However, this should not be interpreted to mean that earnings per share will necessarily match or be greater than in previous financial periods.

In addition to the above cost savings, the Directors of Huntsworth and Incepta believe that, following completion of the Merger and as a consequence of the strategic review by the Group's Board outlined above, there will be the opportunity to identify further cost savings and areas for revenue enhancement in the medium term.

4. Board of Directors

The Board of the Group will be drawn from both companies. The Executive Directors of the Group will be as follows:

Executive Chairman	Lord Chadlington
Chief Executive	Richard Nichols
Finance Director	Roger Selman

Bringing about the full benefits of a merger of two service businesses is a complex and demanding task requiring the skills, experience and detailed knowledge of their respective companies of both Lord Chadlington and Richard Nichols. In light of this, and taking account of their complementary skills and experience, the Boards of both companies concluded that a board structure for the Group involving both an executive chairman and a chief executive would be appropriate. The necessary checks and balances will be enforced by the Board which will also be strengthened by the appointment of a new Senior Independent Director within the first calendar year following completion of the Merger.

Lord Chadlington will assume ultimate responsibility for performance to shareholders. He will take specific responsibility for strategic focus, Group margins and the management of the Board. Richard Nichols will assume responsibility for Group revenues and profitability, implementation of Group strategy, and the day to day management of the Group.

The Board of Huntsworth has received assurances from Lord Chadlington that he will remain committed to the Group on a full time basis until at least the end of 2008. Roger Selman will see through the integration of the two groups and the implementation of the strategic review. It is then intended that when a new Finance Director has been appointed, he will leave the board. The Nomination Committee will search for Roger Selman's successor at the earliest appropriate opportunity.

Francis Maude and Jon Foulds will be Non-Executive Joint Deputy Chairmen. Jon Foulds will become the Senior Independent Non-Executive Director and Francis Maude will become the Chairman of the Nomination Committee for the new Board.

It is intended that a new Senior Independent Non-Executive Director will be appointed to the Group's Board as Deputy Chairman within one calendar year to succeed Francis Maude and Jon Foulds, who will then both retire from the Board.

To complete the Board, Huntsworth and Incepta have each nominated two further Non-Executive Directors, with all other existing directors resigning. Incepta has nominated Robert Alcock and Charles Good whilst Huntsworth has nominated Anthony Brooke and Eugene Beard.

The Nomination Committee will review the Board of the Group with a view to strengthening the composition of its Non-Executive directors. The Board will ultimately comprise between six and eight directors.

The Board will appoint an executive committee, comprising Lord Chadlington, Richard Nichols and other senior managers drawn from the Group. This committee will be responsible for the day to day execution of the Group's strategy.

Anthony Carlisle, in addition to his client responsibilities, will be the Senior Adviser to the Executive Chairman on the development of the worldwide financial and corporate communications practice, enabling the Board to have access to his unique experience of this field.

5. Information on Huntsworth

Huntsworth is one of the UK's leading public relations focused marketing services groups with 46 offices in 11 countries worldwide. It owns a portfolio of companies comprising public relations expertise in the consumer, financial, public affairs and technology sectors, together with a broad based, integrated offering in healthcare communications and a team of brand identity and design experts.

The current management joined Huntsworth in late 2000 and has since implemented a new strategy and completely restructured the group. That strategy is unchanged today.

In June 2001 Huntsworth successfully completed a £12.8 million fundraising via a placing and open offer. The proceeds were used to make several simultaneous acquisitions (PBC Marketing, Woodside Communications and Stephanie Churchill PR) and also to reduce group indebtedness. Harrison Cowley was acquired in August 2001 to complement Huntsworth's strong public relations offering.

In 2002 the company continued its growth strategy, acquiring in conjunction with a £5.4 million fundraising, Global Consulting Group and Elizabeth Hindmarch Public Relations in November. Further acquisitions followed in 2003, including Hatch-group and Haslimann Taylor.

In April 2004 Huntsworth completed a third placing and open offer to raise £21.9 million, in order to finance the substantial acquisitions of Trimedia Group, a multi-disciplinary public relations and communications group, and Grayling Group, an international group of public relations, public affairs and events management companies. Also in 2004, the company acquired a 60 per cent. stake in Hudson Sandler, a UK-based financial public relations company, as well as making a number of further acquisitions, including VB Communications, Avenue Healthcare Knowledge Management, Ergo Communications and Rose & Kindel.

On 16 March 2005, the last business day prior to the date of this document, Huntsworth's market capitalisation was approximately £61.3 million and the closing middle market price of a Huntsworth Share was 20 pence. In the year ended 31 December 2003 Huntsworth had revenues from continuing operations of approximately £22.1 million, operating profits (before goodwill amortisation, exceptional items and discontinued operations) of approximately £2.3 million, profit before tax (before goodwill amortisation, exceptional items and discontinued operations) of approximately £1.8 million and net assets of approximately £16.3 million.

Financial information relating to Huntsworth is set out in Part II of this document. You should read this document as a whole and not rely solely on the summarised financial information set out above.

Current trading and prospects

On 25 January 2005, Huntsworth announced that the company had had a very satisfactory 2004 and expected the final results to be comfortably in line with market expectations. A good second half, including exceptionally strong trading in the last two months of the year, has given the Huntsworth Group the momentum to achieve significant further progress in 2005. Recent trading success was led by Trimedia, Grayling and the Healthcare Group. In the second half of 2004, Huntsworth won net new business of some £6 million, including mandates from Ferrero Rocher, Straken, Volvo and Wales World Nation. Since 31 December 2004, trading of the Huntsworth Group has been in line with management's expectations.

6. Information on Incepta

Incepta is an international marketing and communications group with over 2,000 employees operating out of 79 offices across 20 countries, its principal activities being marketing services, public relations and specialist advertising. Incepta offers its clients an integrated range of marketing and communications services from high value advisory to effective implementation in the world's leading financial and business centres.

The financial and corporate communications division comprises financial public relations and investor relations, public affairs and corporate public relations, all trading under the Citigate name.

The marketing services division offers services including promotional marketing, direct marketing, design and branding, market intelligence, consumer public relations, sponsorship, face-to-face communications, branded launches, event management and on-line communications.

The specialist advertising division comprises full service agencies specialising in corporate and financial advertising.

The Incepta Group's culture and core set of values is focused on generating a genuine business environment in which its group companies' creativity and passion can thrive.

On 16 March 2005, the last business day prior to the date of this document, Incepta's market capitalisation was approximately £124.4 million and the closing middle market price of an Incepta Share was 62 pence. In the year ended 29 February 2004 Incepta had gross income of approximately £154.0 million, operating profits (before goodwill amortisation, fixed asset impairments and exceptional items) of approximately £14.6 million, profit before tax (before goodwill amortisation, fixed asset impairments and exceptional items) of approximately £11.6 million and net assets of approximately £236.6 million.

Financial information relating to Incepta is set out in Part III of this document. You should read this document as a whole and not rely solely on the summarised financial information set out above.

Current trading and prospects

On 31 January 2005 Incepta announced continued stabilisation in its markets, although the general lack of visibility on the short term environment remained. The strengthening in underlying revenues and operating profitability (pre goodwill and exceptional items), compared with the prior year, has continued across Incepta's Financial & Corporate Communications businesses and most of its Marketing Services agencies. In the fourth quarter of the financial year ended 28 February 2005, however, there was continued underperformance in Park Avenue, its UK events business, and a more difficult trading environment in the German Specialist Advertising business.

The trading performance for the year has broadly met Incepta's expectations, save for the notable exceptions of Park Avenue and the German Specialist Advertising business. Incepta continues to benefit from solid cash generation, lower debt (as compared with the half year) and will also benefit from a lower corporate tax charge.

As part of its continued focus on global strategic communications consultancy, Incepta has recently closed an underperforming data services business. This will be reported as a discontinued operation for the year, with closure costs of approximately £1 million. This business is expected to report an operating loss of approaching £1.5 million for the current year.

The recent upturn in the outlook for corporate activity gives Incepta confidence that the Citigate Financial & Corporate Communications businesses will continue to build upon the growth that Incepta expects them to deliver in the current financial year. In addition, cost reduction actions have been recently undertaken in respect of the Marketing Services division, and in particular the events businesses, which the Incepta Board believes will underpin their growth going forward.

7. Incepta Share Option Schemes

The Merger Offer extends to any Incepta Shares issued or unconditionally allotted and fully paid (or credited as fully paid) while the Merger Offer remains open for acceptance (or by such earlier date as Huntsworth may, subject to the City Code or with the consent of the Panel, determine) including any such shares allotted or issued under the Incepta Share Option Schemes.

Huntsworth intends to make appropriate proposals to holders of options in the Incepta Share Option Schemes once the Merger Offer becomes or is declared unconditional in all respects. It is also intended that, subject to scheme rules and the practicalities of compliance with appropriate securities law requirements, existing employees of Incepta will be allowed to roll over into equivalent options over Huntsworth Shares, except for options granted under the Citigate Communications Group Scheme, the Dewe Rogerson Share Scheme, the International Sharesave Scheme and options granted under Incepta discretionary schemes with an exercise price in excess of 85 pence. The basis and terms of such arrangements are still to be agreed (but they will not extend to jurisdictions into which the Merger Offer is not being made) and Incepta optionholders will be informed of the proposals to be made in respect of these arrangements in due course.

8. Group Prospects

The Merger is expected to become effective no later than 6 June 2005 and the Group will report its first year's results for the period ending 31 December 2005. The Directors believe that, assuming no deterioration in general market conditions, the Group is well positioned strategically to take advantage of the sectors in which the Group will trade in the year ahead and will begin to benefit from the financial effects identified in paragraph 3 above.

9. Inducement Fee

Incepta and Huntsworth have entered into an agreement under which:

- Incepta has agreed to pay £1.275 million (inclusive of VAT) to Huntsworth in the event that:
  - (A) as a consequence of an announcement (whether or not on a pre-conditional basis) by any third party of a firm intention to make an offer pursuant to Rule 2.5 of the Code in relation to an independent competing transaction relating to Incepta, the Merger Offer is not made (with the consent of the Panel), lapses or is (subject to the provisions of the Code) withdrawn; or
  - (B) the Incepta Directors withdraw or adversely modify their approval or recommendation of the Merger Offer or agree or resolve to take such actions, other than in circumstances where (i) there has occurred a non-disclosed material adverse change or deterioration in the business, assets, financial or trading position of Huntsworth (in each case which is material in the context of the Merger) since the date to which the last audited financial statements of Huntsworth were prepared but prior to the date of such withdrawal, modification, agreement or resolution, or (ii) Huntsworth has, with the consent of the Panel, reduced the Merger Offer to below the level set out in the Announcement or has, with the consent of the Panel, otherwise modified the terms of the Merger Offer in a manner adverse to Incepta Shareholders; and
- Huntsworth has agreed to pay £0.650 million (inclusive of VAT) to Incepta in the event that:
  - (A) as a consequence of an announcement (whether or not on a pre-conditional basis) by any third party of a firm intention to make an offer pursuant to Rule 2.5 of the Code in relation to an independent competing transaction relating to Huntsworth, the Merger Offer is not made (with the consent of the Panel), lapses or is (subject to the provisions of the Code) withdrawn; or
  - (B) the Huntsworth Directors withdraw or adversely modify their recommendation to vote in favour of the shareholder resolutions necessary to effect the Merger or agree or resolve to take such actions, other than in circumstances where there has occurred a non-disclosed material adverse change or deterioration in the business, assets, financial or trading position of Incepta (in each case which is material in the context of the Merger) since the date to which the last audited financial statements of Incepta were prepared but prior to the date of such withdrawal, modification, agreement or resolution, and (ii) Huntsworth Shareholders do not vote in favour of the shareholder resolutions necessary to effect the Merger.

Under the terms of the agreement, only one such fee will become payable, on the first to occur of the events set out above. Any subsequent occurrence of any of the events set out above will not cause any further fee to become payable.

10. Extraordinary General Meeting

Given the size of the Merger Offer, in accordance with the Listing Rules it will be necessary for Huntsworth Shareholders to approve the Merger Offer and to authorise an increase in the share capital of Huntsworth and the allotment of the New Huntsworth Shares. The Extraordinary General Meeting has therefore been convened for 11 April 2005 for the purpose of considering and, if thought fit, passing ordinary resolutions to approve the Merger, to increase the authorised share capital of Huntsworth and to grant the Huntsworth Directors share allotment authorities necessary to implement the Merger Offer for this purpose, and a special resolution to amend the Articles of Association of Huntsworth. The Circular containing the notice of Extraordinary General Meeting has been sent to Huntsworth Shareholders together with this document.

Following full implementation of the Merger Offer, and assuming full exercise of outstanding in-the-money Incepta Share Options, 157,083,285 Huntsworth Shares will remain authorised but unissued, representing approximately 14.3 per cent. of the increased authorised ordinary share capital. Save for the issue of New Huntsworth Shares pursuant to or in connection with the Merger Offer and the exercise of options under the Huntsworth Share Option Schemes, the Huntsworth Directors have no present intention of issuing further Huntsworth Shares.

If passed, the resolutions will give the Huntsworth Directors the authority to allot up to 700,000,000 Huntsworth Shares pursuant to the Merger Offer, which represents approximately 228.3 per cent. of Huntsworth's current issued share capital. The Huntsworth Directors intend to utilise such authority in the implementation of the Merger Offer. The authority will remain in place for a period of one year from the passing of the resolution. The Huntsworth Directors will also retain the general authority, granted at Huntsworth's annual general meeting held on 22 July 2004, to allot up to 94,740,490 Huntsworth Shares, which represents approximately 30.9 per cent. of Huntsworth's current issued share capital and following full implementation of the Merger Offer (assuming full exercise of all outstanding in-the-money Incepta Share Options, will represent approximately 10.0 per cent. of the enlarged issued share capital of Huntsworth.

Huntsworth has received irrevocable undertakings to vote in favour of the resolutions to be put to Huntsworth Shareholders to approve the Merger from the Huntsworth Directors in respect of 10,935,194 Huntsworth Shares in aggregate, representing approximately 3.57 per cent. of Huntsworth's existing issued ordinary share capital.

11. Listing, dealings and settlement

The existing Huntsworth Shares are listed on the Official List and traded on the London Stock Exchange.

Applications have been made to the UK Listing Authority for the New Huntsworth Shares to be admitted to the Official List and to the London Stock Exchange for the New Huntsworth Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and that dealings for normal settlement in the New Huntsworth Shares will commence on the London Stock Exchange at 8.00 a.m. on the first dealing day following the date on which the Merger Offer becomes or is declared unconditional in all respects (subject only to Admission).

Pending the issue of definitive certificates for New Huntsworth Shares issued in certificated form, transfers will be certified against the register held by Computershare Investor Services PLC. No temporary documents of title will be issued.

The New Huntsworth Shares will not be available to the public in conjunction with the application for listing except by way of valid acceptance of the Merger Offer.

Subject to the Merger Offer becoming or being declared unconditional in all respects (except in the case of certain overseas Incepta Shareholders) settlement of the consideration to which any Incepta Shareholder is entitled under the Merger Offer will be effected (i) in the case of acceptances received, complete in all respects, by the date on which the Merger Offer becomes or is declared

unconditional in all respects, within 14 days of such date, or (ii) in the case of acceptances of the Merger Offer received, complete in all respects, after the date on which the Merger Offer becomes or is declared unconditional in all respects but while it remains open for acceptance, within 14 days *of such receipt, in the following manner:*

(a) *Incepta Shares in uncertificated form (that is, in CREST)*

Where an acceptance relates to Incepta Shares in uncertificated form, the New Huntsworth Shares to which the accepting Incepta Shareholder is entitled will be issued in uncertificated form. In such event, Huntsworth will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of the accepting Incepta Shareholder with such shareholders' entitlement to New Huntsworth Shares. The stock account concerned will be an account under the same participant ID and member account ID as appears on the Form of Acceptance concerned.

Huntsworth reserves the right to settle all or any part of the consideration referred to in this paragraph (a), for all or any accepting Incepta Shareholder(s), in the manner referred to in paragraph (b) below if, for any reason, it wishes to do so.

(b) *Incepta Shares held in certificated form*

Where an acceptance relates to Incepta Shares held in certificated form, the New Huntsworth Shares to which the accepting Incepta Shareholder is entitled will be issued in certificated form. Definitive certificates for New Huntsworth Shares will be despatched by first class post (or by such other method as the Panel may approve).

12. Overseas Shareholders

No offering is being made to persons whose participation in the Merger Offer requires that further documents be issued or that registration or other mergers be taken in addition to those anticipated in the Offer Document. Copies of this document or any related document must not be posted to or otherwise distributed in or sent to any country where such distribution or offering would require any such additional measures to be taken or would be in conflict with any law or regulation in such a country or any political sub-division thereof.

The Merger Offer is not being made, directly or indirectly, in or into Canada, Australia or Japan. Neither this document nor the accompanying documentation may be distributed or sent in, into or from Canada, Australia or Japan and doing so may render invalid any purported acceptance.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan and no regulatory clearances in respect of the New Huntsworth Shares have been, or will be, applied for in any jurisdiction other than the UK. Accordingly, unless an exemption under the relevant securities laws is applicable, the New Huntsworth Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into, Canada, Australia or Japan or to, or for the account or benefit of, any person resident in Canada, Australia or Japan.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. The New Huntsworth Shares are intended to be made available within the United States in connection with the Merger pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder and an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act. This Merger Offer relates to the securities of two non-US companies. The Merger Offer is subject to disclosure requirements of the United Kingdom which are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for US persons to enforce their rights and any claim that they may have arising under the US federal securities laws, as Huntsworth and Incepta are located in the

United Kingdom and some or all of their respective officers and directors are residents of the United Kingdom or other non-US countries. US persons may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment. You should be aware that Huntsworth may purchase securities of Incepta otherwise than under the Merger Offer, such as in open market or privately negotiated purchases.

13. Further information

This document should be read in conjunction with the accompanying documentation. Your attention is drawn to the remaining parts of this document, which contain further information on Huntsworth, Incepta, the Group and the listing of the New Huntsworth Shares.

PART II

Financial Information relating to Huntsworth

SECTION A – COMPARATIVE TABLE RELATING TO HUNTSWORTH

Nature of financial information

The financial information contained in this section does not constitute statutory accounts within the meaning of section 240 of the Act.

The information set out in this document for the financial year ended 31 December 2001, the financial year ended 31 December 2002 and the financial year ended 31 December 2003 has been extracted without material adjustment from the audited consolidated accounts of Huntsworth. Huntsworth's auditors have made reports under section 235 of the Act on the accounts for the financial year ended 31 December 2001, the financial year ended 31 December 2002 and the financial year ended 31 December 2003. The consolidated accounts for Huntsworth for the financial year ended 31 December 2001, the financial year ended 31 December 2002 and the financial year ended 31 December 2003 received an unqualified audit opinion from Ernst & Young LLP, Registered Auditors, of 1 More London Place, London, SE1 2AF, and did not contain a statement under section 237(2) or (3) of the Act and have been delivered to the Registrar of Companies in England and Wales.

Basis of preparation – 2002

The Huntsworth Group has adopted Financial Reporting Standard (FRS) 18 "Accounting Policies" and FRS 19 "Deferred Tax". The adoption of FRS 19 has resulted in a change in accounting policy for deferred tax. Deferred tax is recognised on a full provision basis in accordance with the accounting policy described below. Previously deferred tax was provided for using the liability method on all timing differences, including those relating to pensions and other post-retirement benefits, to the extent that they are expected to reverse in the future without being replaced, and calculated at the rate at which it is anticipated the timing differences will reverse. The change in accounting policy has not resulted in any revisions in the financial statements in any of the years included in this section.

Huntsworth's consolidated accounts for the financial year ended 31 December 2002 were restated within its 31 December 2003 consolidated accounts. The restatements related to the analysis of the consolidated profit and loss account between continuing and discontinued operations, and to the presentation of cash flow related to the committed overdraft repayable between one and two years. We have included both the original and restated amounts within the comparative table.

Basis of preparation – 2001

The Huntsworth Group has adopted the transitional arrangements of Financial Reporting Standard (FRS) 17 "Retirement Benefits" in 2001. FRS 17 requires certain disclosures relating to defined benefit schemes to be made for periods ending on or after 22 June 2001. These additional disclosures have been presented in Note 8.

Consolidated Profit and Loss Account

	Notes	Year ended 31 December 2003			Year ended 31 December 2002 restated			Year ended 31 December 2002			Year ended 31 December 2001		
		Continuing £000	*Discontinued* £000	*Total* £000	*Continuing* £000	*Discontinued* £000	*Total* £000	*Continuing* £000	*Discontinued* £000	*Total* £000	*Continuing* £000	*Discontinued* £000	*Total* £000
Turnover													
Excluding acquisitions		26,031	499	26,530	19,353	1,933	21,286	19,093	793	19,886	11,997	3,006	15,003
Acquisitions		2,749	—	2,749	—	—	—	1,400	—	1,400	—	—	—
	3	28,780	499	29,279	19,353	1,933	21,286	20,493	793	21,286	11,997	3,006	15,003
Cost of sales		(6,705)	(353)	(7,058)	(5,247)	(1,003)	(6,250)	(5,984)	(266)	(6,250)	(3,798)	(1,291)	(5,089)
Revenue													
Excluding acquisitions		19,963	146	20,109	14,106	930	15,036	13,486	527	14,013	8,199	1,715	9,914
Acquisitions		2,112	—	2,112	—	—	—	1,023	—	1,023	—	—	—
		22,075	146	22,221	14,106	930	15,036	14,509	527	15,036	8,199	1,715	9,914
Operating expenses – including exceptional items and goodwill													
Excluding acquisitions		(18,325)	(398)	(18,723)	(14,370)	(1,679)	(16,049)	(13,776)	(1,261)	(15,037)	(7,856)	(3,435)	(11,291)
Acquisitions		(1,828)	—	(1,828)	—	—	—	(1,012)	—	(1,012)	—	—	—
	4	(20,153)	(398)	(20,551)	(14,370)	(1,679)	(16,049)	(14,788)	(1,261)	(16,049)	(7,856)	(3,435)	(11,291)
Operating profit/(loss)													
Excluding acquisitions		1,638	(252)	1,386	(264)	(749)	(1,013)	(290)	(734)	(1,024)	343	(1,720)	(1,377)
Acquisitions		284	—	284	—	—	—	11	—	11	—	—	—
Group Operating Profit/(Loss)	6	1,922	(252)	1,670	(264)	(749)	(1,013)	(279)	(734)	(1,013)	343	(1,720)	(1,377)
Exceptional items	7	179	—	179	1,433	495	1,928	1,433	495	1,928	39	1,669	1,708
Goodwill amortisation and impairment		170	—	170	109	—	109	109	—	109	52	—	52
Operating profit/(loss) before exceptional items and goodwill													
Excluding acquisitions		1,987	(252)	1,735	1,278	(254)	1,024	1,248	(239)	1,009	434	(51)	383
Acquisitions		284	—	284	—	—	—	15	—	15	—	—	—
		2,271	(252)	2,019	1,278	(254)	1,024	1,263	(239)	1,024	434	(51)	383
Net bank and finance lease interest		(441)	—	(441)	(242)	—	(242)	(242)	—	(242)	(242)	—	(242)
Profit/(Loss) before tax, exceptional items and goodwill		1,830	(252)	1,578	1,036	(254)	782	1,021	(239)	(782)	192	(51)	141
Share of operating profit in associate				4			—			—			—
Total Operating Profit/(Loss)				1,674			(1,013)			(1,013)			(1,377)
Net bank and finance lease interest	5			(441)			(242)			(242)			(242)
Exceptional finance charges	5			—			(63)			(63)			(152)
Net interest payable				(441)			(305)			(305)			(394)
Profit/(Loss) on Ordinary Activities before Tax				1,233			(1,318)			(1,318)			(1,771)
Taxation	9			—			—			—			—
Profit/(Loss) on ordinary activities after taxation				1,233			(1,318)			(1,318)			(1,771)
Ordinary dividend on equity shares	11			(163)			—			—			—
Retained Profit/(Loss)				1,070			(1,318)			(1,318)			(1,771)
Earnings Per Share:													
Basic and diluted – pence	12			0.8			(1.3)			(1.3)			(2.8)
Adjusted – pence	12			1.2			1.0			1.0			0.3

Note: EPS Adjusted is undiluted and is calculated using profits excluding discontinued operations and before all exceptional items and goodwill but after interest and tax.

000023

Consolidated Balance Sheet

	Notes	31 December 2003 £000	31 December 2002 £000	31 December 2001 £000
Fixed assets				
Intangible assets	13	26,097	20,186	18,958
Tangible assets	14	1,918	1,859	1,045
Investments	15	173	—	—
		28,188	22,045	20,003
Current assets				
Work in progress		226	128	110
Debtors	16	6,818	4,833	4,950
Cash at bank and in hand		80	666	7
		7,124	5,627	5,067
Creditors due within one year	17	(6,633)	(6,347)	(10,448)
Net current assets/(liabilities)		491	(720)	(5,381)
Total assets less current liabilities		28,679	21,325	14,622
Creditors due after more than one year	18	(10,263)	(5,309)	(784)
Provisions for liabilities and charges	19	(2,110)	(3,598)	(2,668)
		16,306	12,418	11,170
Capital and Reserves				
Called up share capital	21	16,309	14,195	9,250
Share premium account	22	13,148	13,148	12,617
Other reserves	22	3,459	3,277	3,131
Investment in own shares	22	(5)	—	—
Shares to be issued	23	2,995	2,456	5,512
Profit and loss account	22	(19,600)	(20,658)	(19,340)
Equity shareholders' funds	24	16,306	12,418	11,170

Consolidated Cash Flow Statement

	Notes	Year ended 31 December 2003 £000	Year ended 31 December 2002 restated £000	Year ended 31 December 2002 £000	Year ended 31 December 2001 £000
Net cash outflow from operating activities	26	(322)	(413)	(413)	(2,382)
Returns on investments and servicing of finance					
Interest received		34	32	32	31
Interest paid		(379)	(259)	(259)	(794)
Finance lease interest paid		(36)	(15)	(15)	(3)
Exceptional finance charge		(60)	(152)	(152)	—
Net cash outflow for returns on investments and servicing of finance		(441)	(394)	(394)	(766)
Taxation					
Corporation tax paid		(111)	(214)	(214)	(128)
Capital expenditure and financial *investment*					
Disposal of tangible fixed assets		90	30	30	30
Purchase of tangible fixed assets		(350)	(596)	(596)	(535)
Disposal of assets held for resale		—	—	—	63
		(260)	(566)	(566)	(442)
Acquisitions					
Purchase of subsidiary undertakings		(2,933)	(1,969)	(1,969)	(4,020)
Purchase of associate undertaking		(169)	—	—	—
Purchase of unincorporated business		(104)	(1,733)	(1,733)	(296)
Net cash acquired with subsidiaries		(1,098)	1,272	1,272	446
Net cash outflow from acquisitions		(4,304)	(2,430)	(2,430)	(3,870)
Net cash outflow before financing		(5,438)	(4,017)	(4,017)	(7,588)
Financing and net cash (outflow)/inflow from financing					
Issue of ordinary share capital		—	4,893	4,893	13,511
Investment in own shares		(5)	—	—	—
Repayment of capital element of finance leases		(210)	(83)	(83)	—
Repayment of long term borrowings		—	(4,400)	(4,400)	—
Increase in long term borrowings		4,980	4,266	—	—
		4,765	4,676	410	13,511
(Decrease)/increase in cash in the year		(673)	659	(3,607)	5,923

Consolidated statement of total recognised gains and losses for the year ended 31 December 2003

	Year ended 31 December 2003 £000
Profit for the year	1,070
Exchange difference on retranslation of net assets of subsidiary undertaking	(12)
Total recognised gains and losses relating to the year	1,058

There are no recognised gains or losses for the years ended 31 December 2002 and 31 December 2001 other than the retained loss or profit for each respective period.

Notes to the Financial Information

1. Principal accounting policies

The financial statements have been prepared under the historical cost convention, and in accordance with applicable accounting standards in the United Kingdom. The true and fair override provisions of the Companies Act 1985 have been invoked, see 'Goodwill' below. The basis of preparation is consistent with the financial statements for previous periods, except as stated below. A summary of the more important accounting policies follows.

Basis of consolidation

The Huntsworth Group financial statements consolidate the financial statements of Huntsworth PLC and all subsidiaries. As permitted by section 230 of the Companies Act 1985, Huntsworth PLC has not presented its own profit and loss account.

The results of subsidiaries acquired or disposed of during the period are included in the consolidated financial statements from or to the date of acquisition or disposal respectively. On acquisition of a business, all of the assets and liabilities of that business that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date. All changes to those assets and liabilities, and the resulting gains and losses that arise after the date of acquisition, are charged to the post acquisition profit and loss account.

Turnover and Revenue

Group turnover represents amounts receivable from clients, exclusive of value added tax, in respect of charges for fees, commissions, rechargeable expenses and sales of marketing products.

Group revenue is turnover less cost of sales, and represents fees, commissions and mark ups on rechargeable expenses and marketing products.

Turnover and Revenue reflect the fair value of the proportion of the work carried out in the year by recording turnover and related costs as service activity progresses.

Goodwill

Goodwill arising on consolidation, being the excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired, is capitalised as an asset in the balance sheet. The directors review the estimated economic life of goodwill arising on each acquisition and, where this is considered finite, the goodwill is amortised on a straight line basis over the period of the economic life not exceeding 20 years. Where the directors are of the opinion that the goodwill arising in respect of an acquisition has an indefinite economic life due, *inter alia*, to the strength of its market position and long-term profitability outlook, the asset will not be amortised.

Following the first full year of ownership of an acquired business, the goodwill capitalised is reviewed for impairment. Goodwill having an indefinite economic life will be reviewed for impairment annually. Goodwill is also reviewed for impairment in any periods in which events or changes in circumstances indicate the carrying value may not be recoverable.

Where an indefinite economic life is appropriate, the financial statements depart from the specific requirement of companies' legislation to amortise goodwill over a finite period in order to give a true and fair view. Due to the infinite life of these assets, it is not possible to quantify the impact of this departure (see Note 13).

Tangible Fixed Assets

Tangible fixed assets are stated at their purchase price, together with any incidental expenses of acquisition. Provision for depreciation is made so as to write off the cost of tangible fixed assets, on a straight line basis, over the expected useful economic life of the assets concerned. The principal annual rates used for this purpose are:

Equipment, fixtures and fittings 15 per cent. to 33 per cent.

Short leasehold land and buildings are amortised over the period of the lease.

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable.

Work in progress

Work in progress is stated at the lower of cost and net realisable value, and consists of third party costs incurred on behalf of clients which have still to be re-charged.

Deferred tax

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

- provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;

- provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable;

- deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Vacant leasehold property

Where a leasehold property substantially ceases to be used for the Huntsworth Group's business, or a commitment is entered into which would cause this to occur, provision is made to the extent that the recoverable amount of the interest in the property is expected to be insufficient to cover the future obligations relating to the lease.

Leasing and hire purchase Commitments

Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have passed to the group, and hire purchase contracts are capitalised in the balance sheet and are depreciated over their useful lives. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the balance sheet. The interest elements of the rental obligations are charged in the profit and loss account over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Pensions

During the year ended 31 December 2002 the trustees of the Huntsworth Group's defined benefit pension scheme agreed to wind up the scheme. Consequently the Huntsworth Group only makes contributions to employees' personal pension plans, which are charged to the profit and loss account in the period in which they become payable.

Previous to this the Huntsworth Group operated a defined benefit pension scheme, which required contributions to be made to a separately administered fund. The scheme had no active members and consequently any deficiencies identified as a result of actuarial valuations were recognised in the period in which they arose. Contributions to employees' personal pension plans are charged to the profit and loss account in the period in which they become payable.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign currency contract. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date or if appropriate at the forward contract rate. All differences are taken to the profit and loss account.

Group

The profit and loss accounts of overseas subsidiary undertakings are translated at the average rate of exchange for the year. The balance sheets of overseas subsidiary undertakings are translated at the rate of exchange ruling at the balance sheet date. The exchange difference arising on the retranslation of opening assets is taken directly to reserves. All other translation differences are taken to the profit and loss account with the exception of differences on foreign currency borrowings to the extent that they are used to finance or provide a hedge against Huntsworth Group equity investments in foreign enterprises, which are taken directly to reserves together with the exchange difference on the net investment in these enterprises. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in reserves.

2. Acquisitions

The following acquisitions have been accounted for by the acquisition method:

(i) *Adamson Ussher Limited*

On 30 May 2003 the Huntsworth Group acquired the whole issued share capital of Adamson Ussher Limited. The fair value of the consideration given for the acquisition, including related costs, was £119,000. An initial payment of £1 was paid in cash and costs relating to the acquisition amounted to £24,000.

Deferred consideration is payable based on the average revenues for the two years ending 31 May 2005. This amount shall be equivalent to one times the amount the revenue exceeds £202,500. £47,500 is due on 31 May 2004 and a minimum of £47,500 and a maximum of £297,500 after 31 May 2005. Of the maximum amount payable £95,000 has been accrued at 31 December 2003.

Goodwill of £300,000 in respect of this acquisition has been determined as having an economic life of ten years, and is therefore being amortised over that period.

Fair value of assets acquired:

	Book value *£000*	*Fair value adjustments* *£000*	*Fair value* *£000*
Assets and liabilities acquired:			
Intangible fixed assets	150	(150)	—
Tangible fixed assets	10	—	10
Work in progress	31	—	31
Debtors	77	—	77
Cash at bank and in hand	(15)	—	(15)
Creditors and provisions	(284)	—	(284)
Net liabilities acquired	(31)	(150)	(181)

Fair value adjustments relate to the writing off of intangible fixed assets acquired.

Adamson Ussher Limited made a loss after tax of £28,000 in the year ended 31 March 2002. Its summarised profit and loss account for the subsequent period up to the date of its acquisition is as follows:

	£000
Turnover	43
Operating loss	(8)
Loss before tax	(8)
Taxation	2
Loss after tax	(6)

(ii) *Hatch Group Limited*

On 23 July 2003 the Huntsworth Group acquired the whole issued share capital and all of the outstanding loan notes of Hatch Group Limited. The fair value of the consideration given for the acquisition, including related costs, was £3,063,000. An initial payment of £1,635,000 was satisfied as to £65,500 in cash and £1,569,500 by the issue to the shareholders in Hatch Group Limited of 15,695,000 shares at a price of 10.0p each. Costs relating to the acquisition amounted to £528,000.

Intermediate consideration of up to 3 million shares is payable if the adjusted profits before tax for the year ended 30 June 2004 exceed £600,000. If profits are below £600,000 the amount payable in shares will be reduced by 2.5 times the shortfall. £300,000 has been accrued at 31 December 2003, based on the share price as at the date of acquisition.

Further deferred consideration is dependent on the adjusted profits before tax of Hatch Group Limited over the three years to 30 June 2006 and is capped at £1,000,000. Consideration of up to £500,000 is payable at eight times the excess of the average adjusted profits after tax over the 'threshold' and up to an additional £500,000 at four times any further excess.

The threshold is set at £420,000 less 50 per cent. of any shortfall on the profits in the year to 30 June 2004 up to £60,000. Such consideration will be settled in shares at the then market value or in loan notes at the discretion of Huntsworth. Of this amount £600,000 has been accrued at 31 December 2003.

Goodwill of £4,321,000 in respect of this acquisition has been determined as having indefinite economic life, based on its market position and expectation of long term profitability, and is therefore not being amortised.

Fair value of assets acquired:

	Book value *£000*	*Fair value adjustments* *£000*	*Fair value* *£000*
Assets and liabilities acquired:			
Intangible fixed assets	1,580	(1,580)	—
Tangible fixed assets	285	(199)	86
Work in progress	83	—	83
Debtors	1,058	—	1,058
Overdraft and loans	(1,396)	—	(1,396)
Creditors and provisions	(638)	(451)	(1,089)
Vendor loans	(4,543)	4,543	—
Net liabilities acquired	(3,571)	2,313	(1,258)

Fair value adjustments relate to alignment of the useful lives on tangible fixed assets and certain cost accruals. In addition all acquired goodwill has been written off and loans acquired on acquisition have been reduced to their fair value on acquisition.

Hatch Group Limited made a loss after tax of £3,070,000 in the year ended 31 January 2003. Its summarised profit and loss account for the subsequent period up to the date of its acquisition is as follows:

	£000
Turnover	2,344
Operating loss	(509)
Loss before tax	(665)
Taxation	—
Loss after tax	(665)

(iii) *Haslimann Taylor Limited*

On 17 October 2003 the Huntsworth Group acquired the whole issued share capital of Haslimann Taylor Limited. The fair value of the consideration given for the acquisition, including related costs, was £2,121,000. An initial payment of £1,298,000 was satisfied as to £1,011,000 in cash and £287,000 by the issue of 1,903,348 shares at a price of 15.083p each.

The final payment of £688,254, based on the profits for the year to 31 October 2003, was made on 30 December 2003. This comprised £516,000 in cash and £172,000 in by the issue of 871,210 shares at a price of 19.75p each. Costs relating to the acquisition amounted to £134,000.

Goodwill of £1,828,000 in respect of this acquisition has been determined as having an indefinite economic life, based on its market position and expectations of long term profitability, and is therefore not being amortised.

Fair value of assets acquired:

	Book value £000	*Fair value adjustments* £000	*Fair value* £000
Assets and liabilities acquired:			
Tangible fixed assets	161	—	161
Debtors	243	—	243
Cash at bank and in hand	313	—	313
Creditors and provisions	(405)	(19)	(424)
Net assets acquired	312	(19)	293

Fair value adjustments relate to certain cost accruals.

Haslimann Taylor Limited made a profit after tax of £136,000 in the year ended 31 October 2002. Its summarised profit and loss account for the subsequent period up to the date of its acquisition is as follows:

	£000
Turnover	1,590
Operating profit	267
Profit before tax	260
Taxation	(56)
Profit after tax	204

(iv) *Elizabeth Hindmarch Public Relations Limited*

On 14 November 2002 the Huntsworth Group acquired the whole issued share capital of Elizabeth Hindmarch Public Relations Limited. The fair value of the consideration given for the acquisition, including related costs, was £3,130,000. An initial payment of £2,247,000 was satisfied as to £1,515,000 in cash and £732,000 by the issue to shareholders in Elizabeth Hindmarch Public Relations Limited of 5,855,555 ordinary shares at a price of 12.5p each. Costs relating to the acquisition amounted to £161,000.

Intermediate consideration is payable if the profits for the year ended 31 December 2002 exceed £219,000. The amount payable will be 7.22 times the amount if any, by which the profits for the year ended 31 December 2002 exceed £219,000 up to an excess of £100,000. The intermediate consideration is to be paid by way of equal amounts of cash and shares. Of this amount £722,000 has been accrued at 31 December 2002, £361,000 of which has been included within Provisions for liabilities and charges and £361,000 of which has been included within Shares to be Issued, all of which has been paid since the year end.

Further contingent consideration is dependent on the profits of Elizabeth Hindmarch Public Relations Limited over the three years to 31 October 2005 and is capped at an approximate amount of £2,819,000 less the intermediate consideration. Such consideration is payable after the profits for the three years have been agreed, in shares or cash at the option of Huntsworth. Of this amount £Nil has been accrued at 31 December 2002.

Goodwill of £2,178,000 in respect of this acquisition has been determined as having an indefinite economic life, based on its market position and expectations of long term profitability, and is therefore not being amortised.

Fair value of assets acquired:

	Book value *£000*	*Fair value adjustments* *£000*	*Fair value* *£000*
Assets and liabilities acquired:			
Tangible fixed assets	281	(7)	274
Work in progress	10	—	10
Debtors	854	—	854
Cash at bank and in hand	1,165	—	1,165
Creditors and provisions	(1,182)	(169)	(1,351)
Net assets acquired	1,128	(176)	952

Fair value adjustments relate to alignment of useful lives of tangible fixed assets, certain cost accruals and provision for corporation tax.

Elizabeth Hindmarch Public Relations Limited earned profits after tax of £280,000 in the year ended 31 December 2001. Its summarised profit and loss account for the subsequent period up to the date of its acquisition is as follows:

	£000
Turnover	2,962
Operating profit	365
Profit before tax	385
Taxation	(115)
Profit after tax	270

(v) *Global Consulting Group (GCG)*

On 14 November 2002 the Huntsworth Group acquired the business and certain assets of GCG (the investor relations consulting activities of Thomson Financial, Inc. and certain other members of The Thomson Corporation group). The fair value of the consideration given for the acquisition, including related costs, was £2,166,000. An initial payment of £1,062,500 was satisfied in cash. In addition a further sum of £312,000 may be paid in cash to the vendors six months following completion, subject to any warranty claims. This amount has been accrued at 31 December 2002 and is included within Provisions for liabilities and charges. Costs relating to the acquisition amounted to £791,000.

Total consideration for GCG will not exceed £1,375,000 before costs.

Goodwill of £2,135,000 in respect of this acquisition has been determined as having an indefinite economic life, based on its market position and expectations of long term profitability, and is therefore not being amortised.

Fair value of assets acquired:

	Book value £000	Fair value adjustments £000	Fair value £000
Assets acquired:			
Tangible fixed assets	31	—	31
Net assets acquired	31	—	31

Global Consulting Group (GCG) was not a stand-alone entity and historical information was never prepared by its vendors. Furthermore the activities of which GCG was formed were not historically treated as separate business units within the respective legal entities for accounting and management purposes. However, in respect of the year ended 31 December 2001, certain trading information was extracted by its vendors and is set out below:

	US$ millions
Revenue	12.0
Operating expenses	(11.4)
Operating profit before shared costs	0.6

(vi) *Atlantic Group Holdings Limited and Atlantic Public Relations Limited*

On 10 October 2002 the Huntsworth Group acquired the whole issued share capital of Atlantic Group Holdings Limited and Atlantic Public Relations Limited. The fair value of the consideration given for the acquisition, including related costs, was £500,000. An initial payment of £160,000 was satisfied in cash as were two subsequent payments totalling £100,000 in respect of surplus cash. Costs relating to the acquisition amounted to £32,000.

Additional consideration is dependent on the revenues of the year to 30 September 2003 from certain clients of Atlantic, and is capped at an amount of £340,000. Such consideration is payable in cash after the revenues have been agreed, in two equal amounts in 2003 and 2004. Of this amount £240,000 has been accrued at 31 December 2002 and has been included within Provisions for liabilities and charges.

Goodwill of £444,000 in respect of this acquisition has been determined as having an economic life of 10 years, and is therefore amortised over that period.

Fair value of assets acquired:

	Book value £000	Fair value adjustments £000	Fair value £000
Assets and liabilities acquired:			
Tangible fixed assets	4	—	4
Debtors	167	(7)	160
Cash at bank and in hand	106	—	106
Creditors and provisions	(183)	—	(183)
Net assets acquired	94	(7)	87

Fair value adjustments relate to bad debt provisioning.

(vii) *Harrison Cowley Limited*

Harrison Cowley Limited was acquired in 2001 and goodwill of £10,326,000 in respect of this acquisition was recognised in the balance sheet at 31 December 2001. The goodwill has been reduced by £3,417,000 (see note 13) by way of adjustment to deferred consideration and shares to be issued (see Note 23) as the company has not met expected profit levels.

3. Turnover and segmental analysis

Turnover represents the invoiced value of sales attributable to the year, exclusive of value added tax. The Huntsworth Group has one class of business, marketing services.

The segmental analysis of turnover, profit/(loss) and net assets is based on origin. There is no material difference between the segmental analysis by destination and origin.

	United Kingdom 2003 £000	*Other European 2003 £000*	*USA 2003 £000*	*Total 2003 £000*
Group turnover				
Continuing operations	23,296	302	5,182	28,780
Discontinued operations	499	—	—	499
	23,795	302	5,182	29,279
Revenue				
Continuing operations	17,129	303	4,643	22,075
Discontinued operations	146	—	—	146
	17,275	303	4,643	22,221
Operating Companies operating profit/(loss)				
Continuing operations	3,434	—	594	4,028
Discontinued operations	(217)	—	—	(217)
	3,217	—	594	3,811
Central costs				(1,792)
Exceptional items and goodwill amortisation				(349)
Group operating profit/(loss)				1,670
Share of operating profit of associate				4
Net interest				(441)
Profit on ordinary activities before taxation				1,233
Net assets				
Continuing operations	916	33	337	1,286
Discontinued operations	(586)	—	—	(586)
	330	33	337	700
Net debt				(10,491)
Intangible Assets				26,097
Total net assets				16,306

Throughout the year ended 31 December 2002 it operated principally from the United Kingdom. The analysis of turnover by destination is as follows:

	2002 restated		*2002*		*2001*	
	Continuing Operations £000	*Discontinued Operations £000*	*Continuing Operations £000*	*Discontinued Operations £000*	*Continuing Operations £000*	*Discontinued Operations £000*
United Kingdom	18,800	1,933	18,188	788	10,358	2,954
Other European	553	—	1,788	5	1,619	52
Rest of World	—	—	517	—	20	—
	19,353	1,933	20,493	793	11,997	3,006

4. Operating expenses

	2003		2002 restated		2002		2001	
	Continuing Operations £000	*Discontinued Operations £000*	*Continuing Operations £000*	*Discontinued Operations £000*	*Continuing Operations £000*	*Discontinued Operations £000*	*Continuing Operations £000*	*Discontinued Operations £000*
Operating expenses before exceptional *items and goodwill:*								
Excluding acquisitions	17,976	398	12,828	1,184	12,343	766	7,765	1,766
Acquisitions	1,828	—	—	—	903	—	—	—
Exceptional items and goodwill	349	—	1,542	495	1,542	495	91	1,669
Total operating expenses	20,153	398	14,370	1,679	14,788	1,261	7,856	3,435

5. Net interest payable

	2003 £000	*2002 £000*	*2001 £000*
Net bank and finance lease interest payable:			
Interest receivable	34	32	29
Interest payable on bank loans and overdrafts	(439)	(259)	(268)
Interest payable on finance leases	(36)	(15)	(3)
Interest payable	(475)	(274)	(271)
	(441)	(242)	(242)
Exceptional finance charges:			
Overdraft arrangement fee	—	(63)	—
Interest on acquisition loan notes	—	—	(152)
	—	(63)	(152)

The overdraft arrangement fee in 2002 and the interest on acquisition loan notes in 2001 have been treated as exceptional finance charges as they relate to material non-recurring items.

6. Operating profit/(loss)

Operating profit/(loss) before exceptional items, is stated after charging/(crediting):

	2003 £000	*2002 £000*	*2001 £000*
Auditors' remuneration:			
Audit services	153	117	95
Non-audit services	47	44	20
Depreciation of owned tangible fixed asset	480	249	199
Depreciation of tangible fixed assets held under finance leases	115	102	4
Loss on disposal of tangible fixed assets	12	16	9
(Profit) on disposal of assets held for resale	—	—	(9)
Operating lease rentals:			
Land and buildings	1,324	920	428
Equipment, including motor vehicles	261	535	458

Note: Non-audit fees paid to the auditors relating to and treated as acquisition or share issue costs amounted to £272,000 in 2003 (2002: £608,000; 2001: £713,000).

7. Exceptional items

	2003 £000	2002 £000	2001 £000
Property costs:			
Net provision against surplus leasehold properties	—	750	102
Fixed asset write offs at surplus leasehold properties	—	71	61
	—	821	163
Reorganisation costs:			
Reorganisation and redundancy costs	357	956	1,387
Pension scheme deficit (Note 8)	(178)	—	—
Aborted acquisition costs	—	143	—
Fixed assets written off	—	8	158
	179	1,107	1,545
	179	1,928	1,708

Reorganisation costs represent the costs of restructuring the Huntsworth Group to reflect its size and current trading position. The principal constituents are redundancy costs, professional fees and operating lease termination costs. The reversal of provision not utilised has been treated as exceptional as the original charge establishing the provision was treated as exceptional.

8. Employee information

	2003 £000	2002 £000	2001 £000
Average number of persons employed during the year was:			
Client handling and design	233	182	—
Administration	72	56	—
Total	305	238	157
Employee costs, before exceptional items, of all employees included above:			
Gross wages and salaries	12,180	8,187	5,249
Social security costs	1,271	896	584
Other pension contributions	223	196	140
	13,674	9,279	5,973

(a) The Huntsworth Group makes contributions to employees' personal pension plans. The pension cost charged for such plans amounted to £223,000 (2002: £197,000) during the year. Outstanding contributions of £29,000 (2002: £12,000) were payable to such funds at 31 December 2003. Prepaid contributions of £3,000 (2002: £nil) are included in prepayments.

(b) The Huntsworth Group's only defined benefit scheme was a funded scheme with no remaining employees in the scheme. In June 2002 the trustees of the scheme agreed to wind up the scheme and agreed that the scheme deficit at that date would represent the Huntsworth Group's final liability to the scheme.

The actuaries assessed the statutory debt under Regulation 3 (Deficiency on Winding Up etc) of the Pension Act 1995 and hence the scheme deficit at 26 June 2002. This liability was determined as being £305,000 at 31 December 2002. During the year the Huntsworth Group settled this liability in full, and as at 31 December 2003 the Huntsworth Group has no other liability to the scheme.

9. Taxation profit on ordinary activities

The Huntsworth Group made a profit before tax of £1,233,000 during the year (2002: loss – £1,318,000). No UK Corporation Tax was payable in the year (2002: £nil).

The tax assessed for the year is lower than the standard rate of corporation tax in the UK (30 per cent.). The differences are explained below.

	2003 *£000*	*2002* *£000*	*2001* *£000*
Profit/(Loss) on ordinary activities before tax	1,233	(1,318)	(1,771)
Corporate tax charge at 30%	370	(395)	(531)
Effects of:			
Expenses not deductible for tax purposes	102	132	164
Capital allowances for period in excess of depreciation	(273)	(68)	(43)
General provisions released	(251)	—	(78)
Tax losses not utilised	52	331	488
Current tax charge for the year	—	—	—

10. Attributable result

The loss for the year of £197,000 (2002: loss of £536,000) attributable to the shareholders of Huntsworth PLC has been dealt with in the financial statements of that company.

11. Dividends

	2003 *£000*	*2002* *£000*	*2001* *£000*
Equity dividends on ordinary shares:			
Interim paid 0.1p (2002 – nil)	163	—	—

12. Earnings per share

The basic earnings per share calculation is based on the profit on ordinary activities after taxation of £1,233,000 (2002: loss of £1,318,000) and on 151,209,921 ordinary shares (2002: 99,003,638 ordinary shares) being the weighted average number of shares in issue during the year. Where appropriate, diluted earnings per share is calculated on the basis of full exercise of outstanding share options.

Adjusted earnings per share are calculated to provide information about continuing trading performance. The adjusted earnings per share calculation is based on the profit on ordinary activities after taxation, excluding discontinued operations, exceptional items and exceptional operating items, goodwill amortisation and exceptional finance charges, being a profit of £1,830,000 (2002: restated profit of £1,036,000) and on 151,209,921 ordinary shares (2002: 99,003,638 ordinary shares) being the weighted average number of shares in issue during the year).

Reconciliation of basic earnings per share to adjusted earnings per share:

	2003 *pence*	*2002* *pence*
Basic earnings per share	0.8	(1.3)
Exceptional items	0.1	1.5
Goodwill	0.1	0.1
Discontinued operations	0.2	0.7
Adjusted earnings per share	1.2	1.0

13. Intangible fixed assets

	Goodwill *£000*
At 1 January 2003	20,347
Arising on acquisitions in the year	6,450
Adjustment to prior year acquisition	(369)
At 31 December 2003	26,428
Amortisation	
At 1 January 2003	161
Charge for the period	170
At 31 December 2003	331
Net book value at 31 December 2003	26,097
Net book value at 31 December 2002	20,186
Net book value at 31 December 2001	18,958

Of the total cost of £26,428,000 (2002: £20,347,000, 2001: £19,010,000), £1,795,000 (2002: £1,480,000, 2001: £1,034,000) is being amortised over ten years and £24,633,000 (2002: £18,867,000, 2001: £17,976,000) is not being amortised.

Acquisitions made by the Huntsworth Group typically involve an earn-out arrangement whereby the consideration payable includes a deferred element that is subject to the future financial performance of the entities acquired. The provisions for such deferred consideration of entities acquired in prior years have been reviewed, and as a result, the expected total consideration payable on those acquisitions has been reduced by £406,000 (2002: £3,417,000). This amount has also reduced goodwill and deferred consideration by a similar amount. Other costs incurred in respect of prior period acquisitions amounted to £37,000, and hence the overall effect on the prior period acquisitions is £369,000.

14. Tangible fixed assets

	Short leasehold land and buildings £000	Equipment fixtures and fittings £000	Motor vehicles £000	Total £000
Cost				
At 1 January 2001	217	2,322	—	2,539
Acquisitions	—	463	120	583
Additions	319	209	—	528
Written off	(217)	(715)	—	(932)
Disposals	—	(44)	(23)	(67)
At 1 January 2002	319	2,235	97	2,651
Acquisitions	154	98	32	284
Additions	90	707	239	1,036
Written off	(89)	(363)	—	(452)
Disposals	—	(12)	(86)	(98)
At 1 January 2003	474	2,665	282	3,421
Acquisitions	10	217	31	258
Additions	17	338	150	505
Written off	—	(357)	—	(357)
Disposals	—	(177)	(153)	(330)
At 31 December 2003	501	2,686	310	3,497
Depreciation				
At 1 January 2001	65	2,079	—	2,144
Charge for the year	30	157	16	203
Written off	(74)	(639)	—	(713)
Disposals	—	(18)	(10)	(28)
At 1 January 2002	21	1,579	6	1,606
Charge for the year	45	243	63	351
Written off	(18)	(324)	—	(342)
Disposals	—	(4)	(49)	(53)
At 1 January 2003	48	1,494	20	1,562
Charge for the year	63	455	77	595
Written off	—	(353)	—	(353)
Disposals	—	(162)	(63)	(225)
At 31 December2003	111	1,434	34	1,579
Net book value at 31 December 2003	390	1,252	276	1,918
Net book value at 31 December 2002	426	1,171	262	1,859
Net book value at 31 December 2001	298	656	91	1,045

Short leasehold land and buildings includes improvements to leasehold properties. Motor vehicles held under finance leases had a net book value at 31 December 2003 of £178,000 (2002: £187,000). Equipment, fixtures and fittings held under finance leases had a net book value at 31 December 2003 of £207,000 (2002: £213,000). The assets written off in the year comprise equipment and leasehold improvements no longer utilised as a result of reorganisation.

15. Investments

Associates	Share of net tangible assets £000	Goodwill £000	Total £000
At 1 January 2003	—	—	—
Acquisition	32	137	169
Share of profit retained by associate	4	—	4
At 31 December 2003	36	137	173

Investment in an associate undertaking represents the acquisition of 25 per cent. of Grandfield Limited on 10 July 2003.

Goodwill of £137,000 in respect of this acquisition has been determined as having indefinite economic life, based on its market position and expectation of long term profitability, and is therefore not being amortised.

The Company

	Shares at cost £000	Long term debt at cost £000	Total £000
At 1 January 2003	17,953	17,953	35,906
Acquisitions of subsidiary undertakings	5,303	—	5,303
Investment in associate	169	—	169
Movement in investment in prior year acquisitions	2	—	2
Transfers to sub-holding company	(5,474)	—	(5,474)
Shares issued by sub-holding company	2,737	—	2,737
Debt issued by sub-holding company	—	2,737	2,737
At 31 December 2003	20,690	20,690	41,380

The ownership of all subsidiaries is held through a sub-holding company, Huntsworth Investment Limited. During the year the Company transferred its ownership of newly acquired subsidiaries to Huntsworth Investments Limited for a combination of shares and debt. In addition the reduction in deferred consideration arising on a prior year acquisition, and consequent reduction in cost of investment, has been reflected in the Company's investment in Huntsworth Investment Limited.

Details of the Company's principal operating subsidiary undertakings at 31 December 2003, which are all registered and operating in Great Britain unless otherwise stated, are as follows. Shares held by an intermediate holding company are indicated with an asterisk(*):

	Description and amount of shares held	Proportion of nominal value of issued shares held	Principal activity
Alternate Resources Limited	50,000 ordinary shares of £1 each	*100%	Marketing and communications consultants
Elizabeth Hindmarch Public Relations Limited	3,000 ordinary shares of £1 each	*100%	Public relations consultants
Harrison Cowley Limited	90 ordinary shares of £1 each	*100%	Public relations consultants
Haslimann Taylor Limited	100 ordinary shares of £1 each	*100%	Public relations consultants

	Description and amount of shares held	*Proportion of nominal value of issued shares held*	*Principal activity*
Hatch-group Limited	507,426 'A' ordinary shares of 10p each 742,158 'B' ordinary shares of 1p each	*100%	Public relations consultants
Hatch International Limited	100 ordinary shares of £1 each	*100%	Public relations consultants
Hatch uk Limited	100 ordinary shares of £1 each	*100%	Public relations consultants
Huntsworth Financial Inc†	100 ordinary shares of $1 each	*100%	Sub-holding company
HF Global Consulting Group Inc†	100 ordinary shares of $1 each	*100%	Public relations consultants
HF Global Consulting Group Limited	1,000 ordinary shares of £1 each	*100%	Public relations consultants
Holmes & Marchant Communications Limited	10,000 'A' ordinary shares of 10p each 3,000 'B' non-voting ordinary consultants shares of 10p each	*100% *100%	Marketing services consultants
Holmes & Marchant Corporate Design Limited	100 ordinary shares of £1 each	*100%	Marketing services consultants
Holmes & Marchant International Limited	1,001 ordinary shares of £1 each	*100%	Design consultants
Huntsworth Financial Global Consulting Group SL#	2,706 ordinary shares of €1 each	*90%	Public relations consultants
Huntsworth Financial Group Limited	92,000 'A' ordinary shares of £1 each 100 'B' ordinary shares of £1 each	*92% *100%	Sub-holding company
Huntsworth Group Limited	1,000 ordinary shares of £1 each	*100%	Marketing and communications consultants
Huntsworth Investments Limited	101 ordinary shares of £1 each	100%	Sub-holding company
MacLaurin Limited	1,000,000 ordinary share of 1p each	*100%	Public relations consultants
PBC Marketing Limited	1,418 ordinary shares of 0.1p each	*100%	Healthcare communications and research
Root Market Research Limited	1,000 ordinary shares of £1 each	*100%	Healthcare communications and research

	Description and amount of shares held	*Proportion of nominal value of issued shares held*	*Principal activity*
The Counsel Group Limited	20,001 ordinary shares of 50p each	*100%	Public relations consultants
Woodside Communications Limited	216 ordinary shares of £1 each	*100%	Public relations consultants
Associate:			
Grandfield Limited	21,701 ordinary shares of £1 each	*25%	Public relations consultants

† Incorporated in the United States of America
# Incorporated in Spain

16. Debtors

	2003 *£000*	*2002* *£000*	*2001* *£000*
Trade debtors	5,312	3,448	3,853
Other debtors	280	456	376
Prepayments and accrued income	1,226	929	721
	6,818	4,833	4,950

Included within prepayments and accrued income for the Huntsworth Group is £113,000 (2002: £nil, 2001: £nil) in respect of long term rent deposits.

17. Creditors due within one year

	2003 *£000*	*2002* *£000*	*2001* *£000*
Bank overdrafts	126	—	—
Trade creditors	1,825	2,418	1,782
Obligations under finance leases	182	116	18
Loan notes	—	—	4,400
Taxation and social security	1,103	659	732
Accruals and deferred income	2,991	3,026	2,285
Sundry creditors	243	128	1,231
Dividends payable	163	—	—
	6,633	6,347	10,448

The Huntsworth Group creditor for taxation and social security includes provision for UK corporation tax amounting to £69,000 (2002: £180,000, 2001: £298,000).

The loan notes were issued in settlement of part of the cost of acquisition of Harrison Cowley Limited, and carried an interest rate of 5 per cent. p.a. These were redeemed on 30 April 2002.

Amounts due under finance leases:

	2003 *£000*	*2002* *£000*
Amounts payable:		
Within one year	216	134
In two to five years	250	297
	466	431
Less: finance charges allocated to future periods	(51)	(56)
	415	375

In 2001, finance charges allocated to future periods included within obligations under finance leases were immaterial.

18. Creditors due after more than one year

	2003 £000	2002 £000	2001 £000
Committed overdraft repayable between one and two years	10,030	5,050	784
Obligations under finance lease	233	259	—
Other creditors	—	—	—
	10,263	5,309	784

The Huntsworth Group has a facility with Lloyds TSB Bank plc for a total of £13.5m, which provides for a committed overdraft limit of £11.5m with an expiry date of 31 October 2005 and an overdraft of £2m repayable on demand.

The facility is secured by a composite guarantee and debenture among the Huntsworth Group's principal subsidiaries, and is subject to certain financial covenants. Interest is payable at a margin of between 1.25 per cent. and 2.5 per cent. over the Lloyds TSB base rate, dependant upon certain financial ratios.

19. Provision for liabilities and charges

	2003 £000	2002 £000	2001 £000
Deferred taxation: Accelerated capital allowances	119	100	100
Deferred consideration	453	1,247	586
Provision for empty properties	988	1,175	555
Provision for reorganisation costs	550	1,076	1,427
	2,110	3,598	2,668

The movement in the year on Huntsworth Group provisions comprises:

	Deferred Taxation (a) £000	*Deferred Consideration (b) £000*	*Empty Properties (c) £000*	*Reorganisation (d) £000*	*Total £000*
At 1 January 2003	100	1,247	1,175	1,076	3,598
Provisions upon acquisition	19	626	—	320	965
Adjustment to prior year acquisition	—	(312)	—	—	(312)
Release of provision not utilised	—	—	—	(178)	(178)
Charged to profit and loss account	—	—	—	95	95
Utilised	—	(1,108)	(187)	(763)	(2,058)
At 31 December 2003	119	453	988	550	2,110

(a) Deferred taxation represents provision for the full potential liability.

(b) Deferred consideration relates to the acquisition of Stephanie Churchill Public Relations, Atlantic Public Relations Limited and Adamson Ussher Limited (see Note 2).

(c) Provision for property represents amounts set aside in respect of property leases which are vacant or onerous. In general, property costs are expected to be incurred over periods for which individual properties remain vacant or, where, occupied, to the termination of the lease.

(d) The majority of the reorganisation provision is expected to be incurred within one year of the balance sheet date.

20. Financial instruments

Financial instruments, policies and strategies

During the year the Huntsworth Group has financed its business through an overdraft facility arranged with Lloyds TSB (see Note 18). It is, and has been throughout the periods under review, the Huntsworth Group's policy that no trading in financial instruments should be undertaken. The main risk arising from the Huntsworth Group's financial instruments is interest rate risk.

Short term debtors and creditors have been excluded from the following disclosures, other than the disclosures on currency risk.

Interest rate risk profile of financial liabilities

The interest rate risk profile of the financial liabilities, excluding short term creditors, of the Huntsworth Group as at 31 December 2003, 31 December 2002 and 31 December 2001 was as follows:

	Total *£000*	*Floating rate financial liabilities* *£000*	*Fixed rate financial liabilities* *£000*	*Financial liabilities on which no interest is paid* *£000*
At 31 December 2003	12,562	10,156	415	1,991
At 31 December 2002	8,923	5,050	375	3,498
At 31 December 2001	7,770	784	4,418	2,568

Floating rate liabilities at 31 December 2003, 31 December 2002 and 31 December 2001 comprised the bank overdraft that bears interest based on the Lloyds TSB base rate (see Note 17).

The weighted average period until maturity of fixed rate financial liabilities is 19 months (2002: 31 months, 2001: 4 months) and their weighted average interest rate is 7 per cent. (2002: 5 per cent., 2001: 5 per cent.).

Financial liabilities on which no interest is paid as at both 31 December 2003, 31 December 2002 and 31 December 2001 comprise provisions for deferred consideration, property and reorganisation costs, details of which are set out in Note 19. The weighted average period until maturity of financial liabilities on which no interest is paid is 1.33 years (2002: 1.03 years, 2001: 1.44 years).

Currency Exposure

In certain rare circumstances, clients are billed in a currency other than the local currency whilst some purchasing takes place with overseas suppliers who bill in local currency. As at 31 December 2003 the Huntsworth Group had no material foreign currency exposures (2002: £nil, 2001: £nil).

Maturity analysis

The maturity profile of the Huntsworth Group's financial liabilities is as follows:

		2003	
	Bank loans and overdrafts *£000*	*Finance leases* *£000*	*Provisions for liabilities and charges* *£000*
Repayable:			
Within one year or on demand	126	182	1,466
Between one and two years	10,030	233	274
Between two and five years	—	—	120
After five years	—	—	250
	10,156	415	2,110

		2002	
	Bank loans and overdrafts *£000*	*Finance leases* *£000*	*Provisions for liabilities and charges* *£000*
Repayable:			
Within one year or on demand	—	116	2,777
Between one and two years	5,050	259	541
Between two and five years	—	—	44
After five years	—	—	136
	5,050	375	3,498

	2001			
	Bank loans and overdrafts	*Finance leases*	*Loan notes*	*Provisions for liabilities and charges*
	£000	*£000*	*£000*	*£000*
Repayable:				
Within one year or on demand	—	18	4,400	1,654
Between one and two years	784	—	—	357
Between two and five years	—	—	—	443
After five years	—	—	—	114
	784	18	4,400	2,568

Fair values of financial liabilities

The following table provides a comparison by category of the book values and the fair values of the Huntsworth Group's financial liabilities at 31 December 2003, at 31 December 2002 and 31 December 2001. Fair value is the amount at which a financial instrument can be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale, and excludes accrued interest. Fair values have been calculated using discounted cashflows at prevailing interest rates.

	2003		*2002*		*2001*	
	Book Value £000	*Fair Value £000*	*Book Value £000*	*Fair Value £000*	*Book Value £000*	*Fair Value £000*
Bank loans and overdrafts	126	126	—	—	—	—
Committed overdraft repayable between one and two years	10,030	10,030	5,050	5,050	784	784
Finance leases	415	415	375	375	18	18
Loan notes	—	—	—	—	4,400	4,400
Empty property provisions	988	988	1,175	1,175	555	555
Reorganisation provisions	550	550	1,076	1,076	1,427	1,427
Deferred consideration	453	453	1,247	1,247	586	586

21. Called up share capital

	2003 Number	*2002 Number*	*2001 Number*	*2003 Nominal Value £000*	*2002 Nominal Value £000*	*2001 Nominal Value £000*
Ordinary shares of 10p each Authorised at 1 January	250,000,000	150,000,000	35,000,000	25,000	15,000	3,500
Increase in Authorised Capital at AGM on 11 November 2002	—	100,000,000	115,000,000	—	10,000	11,500
Authorised at 31 December	250,000,000	250,000,000	150,000,000	25,000	25,000	15,000

	Number of shares	*£000*
Ordinary shares of 10p each Called up, fully allotted and fully paid:		
At 1 January 2002	92,501,079	9,250
Issued to acquire Elizabeth Hindmarch Public Relations Ltd	5,855,555	586
Issue of shares on open offer	4,165,787	417
Issue of shares on placing	39,425,200	3,942
At 31 December 2002	141,947,621	14,195
Issued to acquire Elizabeth Hindmarch Public Relations Ltd	2,674,115	267
Issued to acquire the Hatch group of companies	15,695,000	1,570
Issued to acquire Haslimann Taylor Limited	2,774,558	277
Issued on exercise of employee share options	1,000	—
At 31 December 2003	163,092,294	16,309

During the year the following shares were issued:

- In April 2003, 2,674,115 ordinary shares of 10p each were issued at a price of 10p each for the acquisition of Elizabeth Hindmarch Public Relations Limited.
- In July 2003, 15,695,000 ordinary shares of 10p each were issued at a price of 10p each for the acquisition of the Hatch group of companies.
- In October 2003, 1,903,348 ordinary shares of 10p each were issued at a price of 15.083p each, resulting in a share premium of £96,747, which has been treated as a merger reserve as consideration for the acquisition of Haslimann Taylor Limited.
- In December 2003, 871,210 ordinary shares of 10p each were issued at a price of 19.75p each, resulting in a share premium of £172,064, which has been treated as a merger reserve as consideration for the acquisition of Haslimann Taylor Limited.
- In December 2003, 1,000 ordinary shares of 10p each were issued for cash consideration as a result of the exercise of options under the Company's Executive Share Option Schemes, resulting in a share premium of £16.

Share options

The following share options were outstanding under the original Huntsworth Share Option Scheme at 31 December 2003, 31 December 2002 and 31 December 2001:

	2003		*2002*		*2001*	
	Number of shares	*Exercise price per share*	*Number of shares*	*Exercise price per share*	*Number of shares*	*Exercise price per share*
May 1996 to May 2003	—	—	25,000	40.5p	25,000	40.5p

In November 1994, the Company's original Executive Share Option scheme ("the old scheme") expired in relation to the granting of further options. At an Extraordinary General Meeting held on 2 August 1996, shareholders adopted a new Approved Executive Share Option Scheme ("the Approved Scheme") and also an Unapproved Executive Share Option Scheme ("the Unapproved Scheme"), together "the schemes". The Unapproved Scheme enables options to be granted in excess of the £30,000 limit currently allowed by the Inland Revenue. The new schemes are administered by the Company's Remuneration Committee.

In June 2001 the shareholders approved a new share option scheme, the Huntsworth (Chief Executive) Unapproved Scheme, specifically for Lord Chadlington. In 2001 the Company further took advantage of the provision of an Executive Management Incentive Scheme to award share options to senior executives in conjunction with other schemes.

In June 2002 the shareholders approved a new share option scheme, the Huntsworth PLC Non-Executive Directors Share Option Scheme, specifically for non-executive directors. At the same time the Huntsworth PLC (Chief Executive) Unapproved Share Option Scheme was extended to enable any executive director to participate in the scheme, and the scheme was renamed the Huntsworth PLC (Executive Directors) Unapproved Share Option Scheme.

Following the authority given by the Shareholders at the Company's Annual General Meeting held on 22 July 2003 to amend the rules of the Huntsworth Share Option Schemes, existing Options (except those granted under the Savings Related Scheme) were amended on 23 July 2003 by the exercise price being set at 11.625p per Ordinary Share, any performance targets being removed, and becoming only exercisable as to 50 per cent. of the options on three years from the date of the rebasing or, if later, the date of grant and 50 per cent. as to four years from such date.

The following share options were outstanding under the Approved Scheme at 31 December 2003, 31 December 2002 and 31 December 2001:

	2003		*2002*		*2001*	
Exercise period:	*Number of Shares*	*Exercise price per share*	*Number of shares*	*Exercise price per share*	*Number of shares*	*Exercise price per share*
December 1999 to December 2006	100,000	10.0p	100,000	10.0p	100,000	10.0p
December 2003 to December 2010	4,000	30.0p	46,000	30.0p	59,000	30.0p
June 2004 to June 2011	21,000	38.4p	637,000	38.4p	878,000	38.4p
June 2004 to June 2011	—	—	80,000	39.1p	80,000	39.1p
September 2004 to September 2011	—	—	23,000	25.8p	63,000	25.8p
October 2004 to October 2011	—	—	1,000	24.6p	1,000	24.6p
November 2004 to November 2011	21,000	24.5p	247,000	24.5p	246,000	24.5p
June 2005 to June 2012	220,000	18.5p	938,000	18.5p	—	—
July 2006 to July 2013	3,512,000	11.625p	—	—	—	—
	3,878,000		2,072,000		1,427,000	

The following share options were outstanding under the Unapproved Scheme at 31 December 2003, 31 December 2002 and 31 December 2001:

	2003		*2002*		*2001*	
Exercise period:	*Number of shares*	*Exercise price per share*	*Number of shares*	*Exercise price per share*	*Number of shares*	*Exercise price per share*
May 2001 to May 2011	—	—	500,000	32.5p	700,000	32.5p
June 2001 to June 2011	—	—	219,337	38.4p	259,702	38.4p
November 2004 to November 2011	—	—	2,000	24.5p	3,000	24.5p
November 2001 to November 2011	—	—	1,612,404	25.8p	1,612,404	25.8p
July 2006 to July 2013	1,139,785	11.625p	—	—	—	—
	1,139,785		2,333,741		2,575,106	

The following share options were outstanding under the Huntsworth Enterprise Management Incentive Scheme (EMIS) at 31 December 2003, 31 December 2002 and 31 December 2001:

	2003		*2002*		*2001*	
Exercise period:	*Number of shares*	*Exercise price per share*	*Number of shares*	*Exercise price per share*	*Number of shares*	*Exercise price per share*
June 2001 to June 2006	—	—	260,416	30.3p	260,416	30.3p
June 2001 to June 2011	—	—	740,298	38.4p	740,298	38.4p
November 2001 to November 2011	—	—	62,014	25.8p	62,014	25.8p
June 2004 to June 2011	—	—	200,000	38.4p	200,000	38.4p
January 2002 to January 2012	—	—	325,582	25.8p	—	—
June 2002 to June 2011	260,416	38.4p	—	—	—	—
July 2006 to July 2013	5,280,430	11.625p	—	—	—	—
	5,540,846		1,588,310		1,262,728	

The following share options were outstanding under the Huntsworth Executive Directors Unapproved Scheme at 31 December 2003, 31 December 2002 and 31 December 2001:

	2003		2002		2001	
	Number of shares	*Exercise price per share*	*Number of shares*	*Exercise price per share*	*Number of shares*	*Exercise price per share*
Exercise period:						
June 2001 to June 2006	—	—	1,739,584	30.3p	1,739,584	30.3p
June 2001 to June 2011	—	—	4,000,000	38.4p	4,000,000	38.4p
June 2002 to June 2007	—	—	2,000,000	26.5p	—	—
June 2002 to June 2012	—	—	4,000,000	18.5p	—	—
July 2006 to July 2013	11,139,785	11.625p	—	—	—	—
	11,139,785		11,739,584		5,739,584	

The following share options were outstanding under the new Huntsworth (Non-Executive) Unapproved Scheme at 31 December 2003, 31 December 2002 and 31 December 2001:

	2003		2002		2001	
	Number of shares	*Exercise price per share*	*Number of shares*	*Exercise price per share*	*Number of shares*	*Exercise price per share*
Exercise period:						
June 2002 to June 2012	—	—	1,500,000	18.5p	—	—
July 2006 to July 2013	1,500,000	11.625p	—	—	—	—
	1,500,000		1,500,000		—	

The following share options were outstanding under the new Huntsworth PLC Savings Related Share Option Scheme at 31 December 2003, 31 December 2002 and 31 December 2001:

	2003		2002		2001	
	Number of Shares	*Exercise price per share*	*Number of Shares*	*Exercise price per share*	*Number of Shares*	*Exercise price per share*
Exercise period:						
December 2006 to May 2007	1,694,740	11.2p	—	—	—	—
December 2008 to May 2009	790,795	11.2p	—	—	—	—
	2,485,535		—		—	

22. Reserves

	Share premium account £000	*Other reserves £000*	*Investment in own shares £000*	*Profit and loss £000*
At 1 January 2001	4,510	—	—	(17,569)
Arising on share issues	8,687	3,131	—	—
Share issue costs	(580)	—	—	—
Deficit for year	—	—	—	(1,771)
At 1 January 2002	12,617	3,131	—	(19,340)
Arising on share issues	1,089	146	—	—
Share issue costs	(558)	—	—	—
Deficit for year	—	—	—	(1,318)
At 1 January 2003	13,148	3,277	—	(20,658)
Arising on share issues	—	182	—	—
Currency translation movements	—	—	—	(12)
Shares acquired during the year	—	—	(5)	—
Profit for the year	—	—	—	1,070
At 31 December 2003	13,148	3,459	(5)	(19,600)

The directors do not believe that the Other reserves which represent merger reserves arising on acquisitions are distributable.

The directors believe that distributable reserves are £944,000.

The Investment in own shares represents shares acquired in the Company by the Huntsworth Employee Benefit Trust (the "Trust"). The purpose of the Trust is to facilitate and encourage the ownership of shares by employees, by acquiring shares in the Company and distributing them in accordance with employee share schemes. The Trust may operate in conjunction with the Company's existing share option schemes and other share schemes that may apply from time to time.

At 31 December 2003 the Trust held 50,000 shares in the Company which had a market value at 31 December 2003 of £9,875, none of which are under option or have been conditionally gifted to employees.

23. Shares to be issued

	2003
	£000
As at January 2003	2,456
Accrued for acquisitions (See Note 2(ii))	900
Issued during the year in relation to a prior period acquisition	(267)
Reversal of accrual during the year in relation to a prior period acquisition	(94)
At 31 December 2003	2,995

The reversal of the accrual during the year in relation to a prior period acquisition relates to a reduction in intermediate consideration for Elizabeth Hindmarch Public Relations Limited.

24. Reconciliation of movements in shareholders' funds

	2003	*2002*	*2001*
	£000	*£000*	*£000*
Opening shareholders' funds	12,418	11,170	(10,453)
Profit/(loss) for the year	1,070	(1,318)	(1,771)
Exchange adjustments on foreign currency net investments	(12)	—	—
Investment in own shares	(5)	—	—
Shares issued on acquisitions	2,029	732	4,370
Shares to be issued on acquisitions	900	361	5,512
Shares to be issued – adjustment to prior year acquisition	(94)	(3,417)	—
Shares issued for cash considerations	—	5,448	13,908
Shares issued for exercise of share options	—	—	184
Share issue costs	—	(558)	(580)
Closing shareholders' funds	16,306	12,418	11,170

26. Commitments and contingent liabilities

	Property		
	In use	*Vacant/ Sublet*	*Equipment*
	£000	*£000*	*£000*
Annual net commitments at 31 December 2003 in respect of non-cancellable operating leases expiring in:			
One year	213	185	17
Two to five years	219	—	215
Over five years	883	94	4
	1,315	279	236

	Property		
	In use	*Vacant/ Sublet*	*Equipment*
	£000	*£000*	*£000*
Annual net commitments at 31 December 2002 in respect of non cancellable operating leases expiring in:			
One year	—	35	94
Two to five years	83	207	55
Over five years	871	57	1
	954	299	150

	Property		
	In use	*Vacant/ Sublet*	*In use*
	£000	*£000*	*£000*
Annual net commitments at 31 December 2001 in respect of non-cancellable operating leases expiring in:			
One year	7	—	109
Two to five years	172	218	73
Over five years	240	—	—
	419	218	182

Company

(i) The Company is registered with HM Customs and Excise as a member of a group for VAT purposes and as a result is jointly and severally liable on a continuing basis for amounts owing by any other members of that group in respect of unpaid VAT. At the balance sheet date the outstanding liability to VAT in the other group companies amounted to approximately £75,000 (2002: £59,000, 2001: £338,818).

(ii) The Company is a guarantor of the bank borrowings of certain other group companies. At 31 December 2003 the maximum contingent liability in respect of their net borrowings amounted to £206,000 (2002: £nil, 2001: £nil).

26. Cash flow

Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities.

	2003			*2002*			*2001*		
	Before Exceptionals and goodwill	*Exceptionals and goodwill*	*Total*	*Before Exceptionals and goodwill*	*Exceptionals and goodwill*	*Total*	*Before Exceptionals and goodwill*	*Exceptionals and goodwill*	*Total*
	£000	*£000*	*£000*	*£000*	*£000*	*£000*	*£000*	*£000*	*£000*
Operating profit/(loss)	2,271	(601)	1,670	1,024	(2,037)	(1,013)	383	(1,760)	(1,377)
Depreciation	593	2	595	351	—	351	203	—	203
Tangible fixed assets written off	—	4	4	—	79	79	—	219	219
Loss on disposal of tangible fixed assets	12	2	14	16	—	16	9	—	9
(Profit) on disposal of assets held for resale	—	—	—	—	—	—	(9)	—	(9)
Amortisation of goodwill	—	170	170	—	109	109	—	52	52
(Increase)/Decrease in work in progress	(18)	35	17	(8)	—	(8)	178	—	178
Decrease/(Increase) in debtors	(844)	213	(631)	1,130	—	1,130	690	—	690
(Decrease)/Increase in creditors	(724)	(301)	(1,025)	(1,075)	(302)	(1,377)	(1,100)	410	(690)
Increase/(Decrease) in provision for liabilities and charge	—	(1,136)	(1,136)	—	300	300	—	(1,657)	(1,657)
Net cash inflow/(outflow) from operating activities	1,290	(1,612)	(322)	1,438	(1,851)	(413)	354	(2,736)	(2,382)

The net cash outflow from operating activities in 2002 includes cash outflows of £1,993,000 in respect of exceptional items and £345,000 in respect of termination costs of discontinued operations.

Reconciliation of net cash flow to movement in net debt

	2003 £000	2002 restated £000	2002 £000	2001 £000
Decrease/(Increase) in cash in the year	(673)	659	(3,607)	5,923
Cash outflow from debt repayment	—	4,400	4,400	—
Repayment of capital element of finance leases	210	83	83	—
Cash inflow from increase in long-term borrowings	(4,980)	(4,266)	—	—
Change in net debt resulting from cash flows	(5,443)	876	876	5,923
New finance leases	(155)	(440)	(440)	—
Finance leases acquired in subsidiary	(95)	—	—	(18)
Translation differences	(39)	—	—	—
Loan notes issued	—	—	—	(4,400)
Decrease/(Increase) in net debt	(5,732)	436	436	1,505
Net debt at beginning of year	(4,759)	(5,195)	(5,195)	(6,700)
Net debt at end of year	(10,491)	(4,759)	(4,759)	(5,195)

Analysis of net debt

	1 January 2003 £000	Cash flow £000	Other £000	31 December 2003 £000
Cash at bank and in hand	666	(577)	(9)	80
Overdraft	—	(96)	(30)	(126)
Net cash	666	(673)	(39)	(46)
Committed overdraft repayable between one and two years	(5,050)	(4,980)	—	(10,030)
Finance leases	(375)	210	(250)	(415)
Net debt	(4,759)	(5,443)	(289)	(10,491)

	1 January 2002 £000	Cash flow £000	Other £000	31 December 2002 £000
Cash at bank and in hand	7	659	—	666
Net cash	7	659	—	666
Committed overdraft repayable between one and two years	(784)	(4,266)	—	(5,050)
Finance leases	(18)	83	(440)	(375)
Loan notes issued	(4,400)	4,400	—	—
Net debt	(5,195)	876	(440)	(4,759)

	1 January 2001 £000	Cash flow £000	Other £000	31 December 2001 £000
Cash at bank and in hand	3	4	—	7
Bank overdrafts	(6,703)	6,703	—	—
Net cash	(6,700)	6,707	—	7
Committed overdraft repayable between one and two years	—	(784)	—	(784)
Finance leases acquired with subsidiary	—	—	(18)	(18)
Loan notes issued	—	—	(4,400)	(4,400)
Net debt	(6,700)	5,923	(4,418)	(5,195)

Purchase of subsidiary undertakings	*2003 Fair Value £000*	*2002 Fair Value £000*	*2001 Fair Value £000*
Fair value of assets and liabilities acquired:			
Tangible fixed assets	257	316	566
Work in Progress	114	11	111
Debtors	1,378	1,013	2,750
Overdraft/cash at bank and in hand	(1,098)	1,272	446
Creditors	(1,797)	(1,541)	(3,547)
Net assets acquired	(1,146)	1,071	326
Goodwill	6,450	4,757	19,010
Consideration	5,304	5,828	19,336
Satisfied by:			
Cash	2,279	3,478	4,316
Accrued costs of acquisition	—	343	152
Loan notes	—	—	4,400
Shares allotted	2,029	732	4,370
Contingent consideration – cash	95	914	586
Contingent consideration – shares	901	361	5,512
	5,304	5,828	19,336

27. **Related party transactions**

During the year the Huntsworth Group incurred consultancy costs of £nil (2002: £16,000; 2001: £35,000), at arm's length, from the Quiller Consultancy Limited, a company in which Lord Chadlington, a director of the company, had until 12 September 2002, a beneficial interest. £nil was outstanding at 31 December 2003 (2002: £14,000, 2001: £nil).

Also during the year the Huntsworth Group incurred consultancy costs, at arms length, in respect of services provided by Baroness Cumberlege amounting to £7,000 (2002: £29,000, 2001: £31,000). £nil was outstanding at 31 December 2003 (2002: £5,000, 2001: £nil).

28. **Post balance sheet events**

Since the year end the Huntsworth Group has completed the acquisitions of Trimedia Group, Grayling Group, 60 per cent. of Hudson Sandler, Summit Holdings Inc. and Strategy Communications Limited, and has carried out a Placing and Open Offer fund raising of approximately £21 million net of costs.

Trimedia was acquired on 19 April 2004 for an initial consideration €4.4 million (£3.0 million), of which €2.4 million (£1.6 million) was paid in cash, with the balance satisfied by the issue shares. Deferred consideration based on the Trimedia Group's performance for the financial years ending 31 December 2003 to 2006, may be payable up to a maximum of €20.5 million (£13.9 million) payable in cash or shares at the Company's option.

Grayling was acquired on 19 April 2004 for a total consideration of £10.0 million, £6.0 million of which was paid in cash and £4.0 million in shares.

60 per cent. of Hudson Sandler Limited was acquired on 17 March 2004 for a consideration of £1,140,000 paid in cash. Key members of management retain a 40 per cent. interest. The Company may acquire the management shares in three years' time for a maximum consideration of £5 million based on certain performance criteria.

Summit Holdings Inc. was acquired on 29 April 2004 for an initial consideration of US$961,243, of which US$565,987 was paid in cash and the balance satisfied by the issue of 944, 909 new Ordinary Shares. Deferred consideration of up to $768,979 may be payable, in cash or shares at the Company's option, based on average profits for the years 2004 and 2005.

Strategy Communications Limited was acquired on 6 May for an initial cash consideration of £512,000. Deferred consideration of up to £550,000 may be payable, in cash or shares at the Company's option, depending on revenue levels in the three years following acquisition.

SECTION B – UNAUDITED FINANCIAL INFORMATION ON HUNTSWORTH

The following is a copy of the full text of Huntsworth's unaudited preliminary results for the year ended 31 December 2004 which were published on 16 March 2005:

"SUCCESSFUL INTEGRATION OF NEWLY ACQUIRED COMPANIES

Huntsworth PLC, the international public relations group, has today announced its preliminary results for the year to 31 December 2004.

Highlights

(All results exclude discontinued operations)

- Revenues from continuing operations of £44.9 million (2003 – £22.0 million).
- Operating profit before exceptional items and goodwill increased to £5.4 million (2003 – £2.3 million). Statutory operating profit increased to £3.1million (2003 – £2.0 million)
- Operating company margins – 18.9 per cent.
- Operating cash flow before exceptional items of £6.6 million. Statutory operating cash flow increased to £4.6 million (2003 – £0.3 million outflow)
- Adjusted earnings per share, based on profit before exceptional items and goodwill: 1.5 pence (2003 – 1.2 pence). Basic earnings per share was 0.5 pence (2003 – 0.8 pence)
- Special dividend of 0.1 pence per share declared, bringing total for year to 0.2 pence per share.
- Integration of Grayling, Trimedia and other acquisitions made during the year, ahead of expectations.
- Proposed merger with Incepta Group plc.

Jon Foulds, Chairman of Huntsworth, said:

"These are excellent results. Margins continue to improve and we are now very close to achieving the 20 per cent. target we have set for the Group. At £6.6 million trading cash flow was particularly strong. I am also pleased to report that the momentum which characterised the last quarter's trading has continued into the first quarter of 2005"

Contacts:

Peter Chadlington, Chief Executive, Huntsworth PLC:	+44 (0) 20 7408 2232
Roger Selman, Finance Director, Huntsworth PLC:	+44 (0) 20 7408 2232
Jonathan Shillington, The Global Consulting Group:	+ 44 (0) 20 7796 4133

Preliminary Results for Year to 31 December 2004

Financial performance

I am pleased to report that the results for the year to 31 December 2004 reflect the successful early integration of the recently acquired companies. Operating profit from continuing operations, before exceptional items and goodwill amortisation, was £5,368,000, compared with £2,330,000 for the year to 31 December 2003, an increase of some 130 per cent.

After losses from discontinued operations of £165,000, exceptional items of £1,929,000, goodwill amortisation of £413,000, and share of loss at an associate of £15,000, the profit on ordinary activities before interest and tax was £2,846,000 (2003 – £1,674,000).

Earnings and revenues

Profits attributable to ordinary shareholders amounted to £1,393,000 (2003 – £1,233,000) after interest of £547,000, tax of £528,000 and minority interests of £378,000.

Adjusted earnings per share (excluding discontinued operations, exceptional items and goodwill amortisation) were 1.5 pence (2003 – 1.2 pence). Basic and diluted earnings per share were 0.5 pence (2003 – both 0.8 pence).

Huntsworth generated revenues to 31 December 2004 of £44.9 million (excluding discontinued operations), an increase of 104 per cent. compared with 2003 (£22.0 million).

Operating company margins achieved by the continuing operations were 18.9 per cent., before central costs and excluding exceptional items.

Exceptional items (comprising severance costs, other reorganisation costs, transaction abort fees and the write off of an investment in an associate) totalled some £1,929,000. Goodwill amortisation amounted to £413,000.

Treasury

In the year Huntsworth generated positive operating cash flow, before exceptional items and discontinued operations, of £6,579,000 (2003 – £1,349,000).

The placing and open offer completed in April, 2004 raised £20.4 million net of costs. Of this amount £12.0 million was used to fund acquisitions and the balance to reduce bank borrowings.

Huntsworth has a committed three-year unsecured overdraft and guarantee facility of £15 million from Lloyds TSB Bank. The facility is multi-currency, with an interest rate of 1 per cent. over Sterling base rate or equivalent for other currencies. EBITDA interest cover (excluding discontinued operations and exceptional items) was 11.7x.

Huntsworth has protected its US dollar and Euro earnings for 2005 by taking out average rate options. It is also protected against the effects of interest rate increases by a base interest rate cap on £5 million. This cap runs to August, 2007.

Tax

Huntsworth incurred a tax charge of £528,000 or 11.4 per cent. of profits (before exceptional items and goodwill). With an increased proportion of overseas operations, and brought forward tax losses not available for all new businesses, tax as a percentage of profits is expected to continue to increase in future. UK tax losses carried forward amount to over £7 million.

Balance Sheet

As at 31 December 2004 net bank debt amounted to £4.1 million (compared with £10.1 million at 31 December 2003) and shareholders' funds amounted to £50.8 million (compared with £16.3 million at 31 December 2003).

Acquisition payments

Acquisition payments made in the year, including net debt acquired with subsidiaries, totalled £16.8 million. A total of 41.7 million shares were issued in respect of acquisitions.

Further earn-out payments are estimated at £7.8 million of which £5.1 million is payable in cash or in shares at Huntsworth's option, and £2.7 million is payable in cash. In addition, there are payments totalling £2.1 million due in respect of loan notes related to acquisitions. The timing of the aggregate of these payments is £3.1 million in 2005, £0.6 million in 2006, £5.5 million in 2007 and £0.7 million in 2008.

Operational Review

Revenues and margins

On a like-for-like basis revenues in 2004 were down 0.5 per cent. compared with 2003, and up 0.6 per cent. during the second half. The like-for-like comparison is at constant currency rates and includes all operations (other than Rose & Kindel acquired in December 2004) on a full year basis. As mentioned in the interim results, although Harrison Cowley was profitable in 2004 it had a difficult year, and excluding Harrison Cowley revenue growth was 1.6 per cent. for the year and 3.7 per cent. in the second half. After carrying out a detailed review of Harrison Cowley's operations and a reorganisation of Harrison Cowley's infrastructure, together with its acquisition of Sinclair Mason in February 2005, the business is expected to produce significantly improved results in 2005.

The Group achieved margins of 18.9 per cent. for the year at operating company level, with all businesses acquired in the year trading profitably and making a substantial contribution to operating profits. Margins for companies owned at 31 December 2003 were 19.1 per cent. Excluding Harrison Cowley, these companies achieved margins of 22.4 per cent., which is above our target. The margins of acquired companies were 18.8 per cent.

In order to maintain high margins we will restructure our operations where necessary. To this end, in December we closed a UK fulfilment operation, and sold a US consumer PR business. Their results have been treated as discontinued.

Acquisitions

In April 2004 we completed the acquisitions of the Trimedia group and of Grayling. Their results have been consolidated since mid April.

Trimedia is one of Europe's leading multi-disciplinary public relations and communications firms with offices in Switzerland, Austria, Germany and France. Grayling is an international public relations, public affairs and events management firm with a strong brand. It substantially increases Huntsworth's offering in the UK and provides us with expanded international reach.

During the year, Global Consulting Group (GCG), our financial PR and public affairs business, acquired 60 per cent. of Hudson Sandler, a leading City financial PR consultancy (March) and Summit, a Chicago based public affairs and corporate communications firm (May). GCG also acquired Ergo, a London based public affairs and corporate communications firm (July), which, together with Hudson Sandler (now GCG Hudson Sandler) gives GCG a substantial UK presence. In December GCG acquired Rose & Kindel, a public affairs consultancy based in Los Angeles and Sacramento, servicing the important California market.

Our healthcare communications business, PBC, has expanded significantly as a result of two acquisitions, namely VB Communications, a UK healthcare advertising, public relations and medical education business, based in Beaconsfield (July), and Avenue HKM, a UK healthcare public relations and medical education business (August).

Harrison Cowley acquired Strategy, a Bristol based public relations company in May, and since the year end has acquired Sinclair Mason, a Leeds based public relations company, which will be integrated into the existing Harrison Cowley operations in the North of England.

Our updated profile

- Approximately a third of our operations are outside the UK. We have offices in 11 countries, with nearly 90 per cent. of our revenues in public relations.
- We provide services to 18 constituent companies of the FTSE 100, 45 in the Fortune 500 and 48 in the Eurotop 300.

- We now represent 69 clients in more than one country, and 60 clients are serviced by more than one of our brands. These are substantial increases since June when these numbers were 39 and 37 respectively.

In the year our companies won net new business for 2004 of over £12 million.

Clients

New clients to the Group include Casio, Clear Channel Communications Inc., DreamWorks Animation SKG Inc., Jaguar Cars UK, Nikon, Pimms and Sun Chemical Corporation.

Existing clients who have awarded new assignments to Group companies include Bristol Myers-Squibb Company, H J Heinz Co Ltd, Henkel, Novartis, sanofi-aventis, United Biscuits and Wolverhampton & Dudley Breweries PLC.

Dividends

The Board has declared a special dividend of 0.1p per share bringing the total dividend for 2004 to 0.2 pence. The record date for this dividend is 18 March 2005 and it will be payable on 19 April 2005.

Proposed Merger

We have recently announced a proposed merger between Huntsworth and Incepta. The Board is very enthusiastic about the benefits that this merger will bring to our clients, staff and shareholders. A circular setting out full details of the proposed merger will be posted to shareholders as soon as possible.

Outlook

We are very pleased with the performance of the group and particularly of the companies which have joined us in 2004. These companies have been integrated into the group quickly and efficiently.

The significant increase in the number of clients using our services in more than one country and across more than one brand is testimony to the success of our strategy of building an international business, with a range of services focussing primarily on public relations, and fostering a strong group culture. Our successful group of senior managers is key to achieving our objective of creating increased opportunities for Group companies to work together.

Our strong portfolio of brands includes Global Consulting Group, Grayling and Trimedia and such successful specialist agencies as Counsel and EHPR. Our expanded healthcare group integrated particularly well and is now a powerful force in healthcare communications in the UK. We remain confident that our companies can deliver strong growth.

Margins continue to improve and we are now very close to achieving our target of 20 per cent. across the Group. The momentum which characterised the last quarter's trading has continued into the first quarter of 2005.

H Jon Foulds
Chairman

16 March 2005

000055

Consolidated Profit & Loss Account

	12 months to 31 December 2004 £000 *Continuing*	£000 *Discontinued*	£000 *Total*	*12 months to 31 December 2003* £000 *Continuing*	£000 *Discontinued*	£000 *Total*
Turnover						
Excluding acquisitions	30,886	694	31,580	28,704	575	29,279
Acquisitions	32,689	—	32,689	—	—	—
	63,575	694	64,269	28,704	575	29,279
Cost of sales	(18,713)	(200)	(18,913)	(6,671)	(387)	(7,058)
Revenue						
Excluding acquisitions	22,956	494	23,450	22,033	188	22,221
Acquisitions	21,906	—	21,906	—	—	—
	44,862	494	45,356	22,033	188	22,221
Operating expenses – including exceptional items and goodwill						
Excluding acquisitions	(22,379)	(750)	(23,129)	(20,052)	(499)	(20,551)
Acquisitions	(19,366)	—	(19,366)	—	—	—
	(41,745)	(750)	(42,495)	(20,052)	(499)	(20,551)
Operating profit/(loss)						
Excluding acquisitions	577	(256)	321	1,981	(311)	1,670
Acquisitions	2,540	—	2,540	—	—	—
Group operating profit/(loss)	3,117	(256)	2,861	1,981	(311)	1,670
Exceptional items	1,838	91	1,929	179	—	179
Goodwill amortisation	413	—	413	170	—	170
Operating profit/(loss) before exceptional items and goodwill						
Excluding acquisitions	1,847	(165)	1,682	2,330	(311)	2,019
Acquisitions	3,521	—	3,521	—	—	—
	5,368	(165)	5,203	2,330	(311)	2,019
Net interest payable	(547)	—	(547)	(441)	—	(441)
Profit/(loss) before tax, exceptional items and goodwill	4,821	(165)	4,656	1,889	(311)	1,578
Share of operating (loss) /profit of associate			(15)			4
Total operating profit			2,846			1,674
Net interest payable			(547)			(441)
Profit on ordinary activities before tax			2,299			1,233
Taxation			(528)			—
Profit on ordinary activities after tax			1,771			1,233
Minority interests – equity			(378)			—
Profit attributable to members of the parent company			1,393			1,233
Ordinary dividend on equity shares			(607)			(163)
Retained profit			786			1,070
Earnings Per Share:						
Basic and diluted – pence			0.5			0.8
Adjusted – pence			1.5			1.2

000056

Consolidated Statement of Total Recognised Gains and Losses

	12 months to 31 December 2004 £000	12 months to 31 December 2003 £000
Profit for the year	786	1,070
Exchange differences on retranslation of net assets of subsidiary undertaking	(183)	(12)
Total recognised gains and losses relating to the year	603	1,058

Consolidated Balance Sheet

	31 December 2004 £000	31 December 2003 £000
Fixed assets		
Intangible assets	60,043	26,097
Tangible assets	2,680	1,918
Investments	—	173
	62,723	28,188
Current assets		
Work in progress	1,148	226
Debtors	18,046	6,818
Cash at bank and in hand	2,773	80
	21,967	7,124
Creditors due within one year	(21,774)	(6,633)
Net current assets	193	491
Total assets less current liabilities	62,916	28,679
Creditors due after more than one year	(6,889)	(10,263)
Provisions for liabilities and charges	(5,215)	(2,110)
	50,812	16,306
Capital and reserves		
Called up share capital	30,444	16,309
Share premium account	23,615	13,148
Other reserves	7,902	3,459
Shares to be issued	7,157	2,995
Investment in own shares	(8)	(5)
Profit and loss account	(18,997)	(19,600)
Equity shareholders' funds	50,113	16,306
Minority interests – equity	699	—
	50,812	16,306

Consolidated Cash Flow Statement

	12 months to 31 December 2004		12 months to 31 December 2003	
	£000	£000	£000	£000
Net cash inflow/(outflow) from operating activities		4,635		(322)
Returns on investments and servicing of finance Interest received	75		34	
Interest paid	(528)		(379)	
Finance lease interest paid	(42)		(36)	
Exceptional finance charge paid	—		(60)	
Dividends paid to minority interests	(130)		—	
Net cash outflow from returns on investments and servicing of finance		(625)		(441)
Equity dividends paid		(467)		—
Taxation				
UK corporation tax paid	(319)		(111)	
Overseas corporation tax paid	(230)		—	
UK corporation tax received	8		—	
Overseas corporation tax received	19		—	
Net cash outflow from taxation		(522)		(111)
Capital expenditure and financial investment				
Disposal of tangible fixed assets	65		90	
Purchase of tangible fixed assets	(380)		(350)	
Net cash outflow from capital expenditure and financial investment		(315)		(260)
Acquisitions				
Purchase of subsidiary undertakings	(17,714)		(2,933)	
Purchase of associate undertaking	—		(169)	
Purchase of unincorporated business	—		(104)	
Net cash/(debt) acquired with subsidiaries	927		(1,098)	
Net cash outflow from acquisitions		(16,787)		(4,304)
Net cash outflow before financing		(14,081)		(5,438)
Financing and net cash inflow from financing				
Net proceeds from the issue of ordinary share capital	20,436		—	
Purchase of own shares	(3)		(5)	
Repayment of capital element of finance leases	(272)		(210)	
(Decrease)/increase in long term borrowings	(3,303)		4,980	
		16,858		4,765
Increase/(decrease) in cash in the year		2,777		(673)

Notes to Consolidated Cash Flow Statement

Reconciliation of net cash flow to movement in net debt

	12 months to 31December 2004 £000	*12 months to 31 December 2003 £000*
Increase/(decrease) in cash	2,777	(673)
Cash inflow/(outflow) from increase in long term borrowings borrowingsss tertermtermbborrborrowings	3,303	(4,980)
Repayment of capital element of finance leases	272	210
Change in net debt resulting from cash flows	6,352	(5,443)
Finance leases acquired with subsidiaries	(60)	(95)
New finance leases	(137)	(155)
Disposal of finance leases	43	—
Loan notes issued	(2,080)	—
Exchange differences	(99)	(39)
Decrease/(increase) in net debt	4,019	(5,732)
Net debt at beginning of year	(10,491)	(4,759)
Net debt at end of year	(6,472)	(10,491)

Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

	12 months to 31 December 2004			*12 months to 31 December 2003*		
	Before exceptionals, discontinued operations, and goodwill £000	*Exceptionals, discontinued operations and goodwill £000*	*Total £000*	*Before exceptionals, discontinued operations, and goodwill £000*	*Exceptionals, discontinued operations and goodwill £000*	*Total £000*
Operating profit/(loss)	5,368	(2,507)	2,861	2,330	(660)	1,670
Depreciation	1,049	10	1,059	593	2	595
Write down of investment in associated undertaking	—	151	151	—	—	—
Tangible fixed assets written off	—	50	50	—	4	4
Loss on disposal of tangible fixed assets	5	62	67	12	2	14
Amortisation of goodwill	—	413	413	—	170	170
Decrease/(increase) in work in progress	239	(25)	214	(18)	35	17
(Increase)/decrease in debtors	(1,655)	44	(1,611)	(844)	213	(631)
Increase/(decrease) in creditors	1,573	167	1,740	(724)	(301)	(1,025)
(Decrease) in provision for liabilities and charges	—	(309)	(309)	—	(1,136)	(1,136)
Net cash inflow/(outflow) from operating activities	6,579	(1,944)	4,635	1,349	(1,671)	(322)

Notes to Consolidated Cash Flow Statement

Analysis of net debt	*1 January 2004* *£000*	*Cash flow* *£000*	*Other* *£000*	*31 December 2004* *£000*
Cash at bank and in hand	80	2,652	41	2,773
Overdraft repayable on demand	(126)	125	(140)	(141)
Net cash/(overdraft)	(46)	2,777	(99)	2,632
Committed overdraft repayable between one and two years	(10,030)	3,303	—	(6,727)
Finance leases	(415)	272	(154)	(297)
Loan notes issued	—	—	(2,080)	(2,080)
Net debt	(10,491)	6,352	(2,333)	(6,472)

Notes:

(i) EPS Adjusted is undiluted and is calculated using profits excluding discontinued operations and before all exceptional items and goodwill but after interest and tax.

(ii) The preliminary statement has been prepared using the accounting policies set out in the 31 December 2003 accounts

(iii) The financial information set out herein does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The figures for the 12 months to 31 December 2003 are abridged from the Group's full accounts for that period which have been filed with the Registrar of Companies, received an unqualified auditors' report and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

(iv) The results set out herein have not been audited by the Group's auditors.

(v) This preliminary statement was approved by the Board of Directors on 16 March 2005."

PART III

Financial Information relating to Incepta

SECTION A – COMPARATIVE TABLE RELATING TO INCEPTA

Nature of Financial Information

The financial information contained in this Part V relating to Incepta does not constitute statutory accounts for the purposes of section 240 of the Act. The financial information has been extracted without material adjustment from the audited consolidated financial statements of Incepta for the three years ended 29 February 2004. The auditors of Incepta, KPMG Audit Plc, 1 Puddle Dock, London EC4V 3PD, made a report under section 235 of the Act in respect of the audited consolidated financial statements for each of the three years ended 29 February 2004. Each report was an unqualified report and did not contain a statement under section 237(2) or (3) of the Act. The audited consolidated financial statements for each of the three years ended 29 February 2004 have been delivered to the Registrar of Companies.

Changes in presentation, which do not have a material effect on retained profit or net assets, have been made in order to present the financial information for the financial years ended 28 February 2003 and 28 February 2002 on the same basis as that adopted by Incepta in its audited consolidated financial statements for the financial year ended 29 February 2004 as follows:

(a) earnings per share has been restated to reflect the impact of the capital raising and share consolidation in August 2003; and

(b) in accordance with the Amendment to FRS 5 'Reporting the substance of transactions: revenue recognition' issued in November 2003, cost of sales was analysed between 'rechargeable media and production costs' and 'cost of sales' in the year ended 29 February 2004 and in the comparatives. For the purposes of this financial information, cost of sales for the year ended 28 February 2002 have not been reanalysed.

Your attention is drawn to note 1 of the unaudited interim results for the six months ended 31 August 2004 set out on page 116 which explains a change in accounting policy adopted in preparing those results following the application of Urgent Issues Task Force Abstract 38: 'Accounting for ESOP Trusts'. No adjustment has been made to the financial information for the three years ended 29 February 2004 set out on pages 57 to 107 to reflect these changes.

Consolidated profit and loss account

		For the years ended 28/29 February								
		2004			2003			2002		
	Note	Before exceptional items £000	Exceptional items (Note 8) £000	Total £000	Before exceptional items £000	Exceptional items (Note 8) £000	Total £000	Before exceptional items £000	Exceptional items (Note 8) £000	Total £000
Turnover	2, 3	244,641	—	244,641	250,984	—	250,984	286,269	—	286,269
Rechargeable media and production costs		(62,564)	—	(62,564)	(62,763)	—	(62,763)	—	—	—
Revenue	2, 3	182,077	—	182,077	188,221	—	188,221	286,269	—	286,269
Cost of sales		(28,058)	—	(28,058)	(27,707)	—	(27,707)	(115,437)	—	(115,437)
Gross income (gross profit)	2, 3	154,019	—	154,019	160,514	—	160,514	170,832	—	170,832
Administrative expenses (including goodwill)		(145,251)	(8,414)	(153,665)	(144,012)	(43,810)	(187,822)	(149,224)	(8,512)	(157,736)
Other operating income	4	1,132	—	1,132	1,097	—	1,097	828	—	828
Operating profit/(loss) before goodwill and fixed asset impairments	2, 3	14,579	(5,317)	9,262	19,395	(7,887)	11,508	27,813	(8,512)	19,301
Goodwill and fixed asset impairments		(4,679)	(3,097)	(7,776)	(1,796)	(35,923)	(37,719)	(5,377)	—	(5,377)
Operating profit/(loss)	3	9,900	(8,414)	1,486	17,599	(43,810)	(26,211)	22,436	(8,512)	13,924
Amounts written off investments		—	—	—	—	(1,720)	(1,720)	—	—	—
Net interest payable	6	(2,949)	—	(2,949)	(2,540)	—	(2,540)	(1,805)	—	(1,805)
Profit/(loss) on ordinary activities before goodwill, fixed asset impairments and tax		11,630	(5,317)	6,313	16,855	(9,607)	7,248	26,008	(8,512)	17,496
Goodwill and fixed asset impairments		(4,679)	(3,097)	(7,776)	(1,796)	(35,923)	(37,719)	(5,377)	—	(5,377)
Profit/(loss) on ordinary activities before tax	2, 3, 7	6,951	(8,414)	(1,463)	15,059	(45,530)	(30,471)	20,631	(8,512)	12,119
Tax on profit/(loss) on ordinary activities	9	(3,839)	850	(2,989)	(6,089)	1,045	(5,044)	(9,638)	1,281	(8,357)
Profit/(loss) on ordinary activities after tax		3,112	(7,564)	(4,452)	8,970	(44,485)	(35,515)	10,993	(7,231)	3,762
Minority interests	22	41	—	41	47	—	47	51	—	51
Profit/(loss) attributable to group shareholders		3,153	(7,564)	(4,411)	9,017	(44,485)	(35,468)	11,044	(7,231)	3,813
Dividend	10			(1,886)			(1,328)			(3,434)
Retained loss for the financial year	21			(6,297)			(36,796)			379
(Loss)/earnings per share										
Basic	11			(2.76)p			(33.83)p*			3.89p*
Diluted	11			(2.76)p			(33.83)p*			3.54p*
Basic before goodwill and exceptional items	11			4.90p			10.31p*			16.77p*
Diluted before goodwill and exceptional items	11			4.45p			6.84p*			15.24p*

* Restated to reflect the impact of the capital raising and share consolidation in August 2003.

There is no difference between the result reported above and the historical cost result.

000062

Consolidated balance sheet

	Note	As at 28/29 February 2004 £000	2003 £000	2002 £000
Fixed assets				
Intangible assets	12	290,185	311,260	340,054
Tangible assets	13	10,096	15,254	16,839
		300,281	326,514	356,893
Investments:				
Investments in Associates	14	62	78	78
Other investments	14	472	454	1,069
		534	532	1,147
		300,815	327,046	358,040
Current assets				
Work in progress		1,385	1,695	4,362
Debtors	15	55,927	54,170	59,970
Cash at bank and in hand	25	7,000	7,440	19,794
		64,312	63,305	84,126
Creditors: amounts falling due within one year	16	(64,174)	(82,147)	(103,308)
Net current assets/(liabilities)		138	(18,842)	(19,182)
Total assets less current liabilities		300,953	308,204	338,858
Creditors: amounts falling due after more than one year	17	(54,962)	(61,473)	(31,612)
Provisions for liabilities and charges	19	(9,360)	(19,478)	(29,994)
Net assets	2	236,631	227,253	277,252
Capital and reserves				
Called-up Share Capital	20	9,358	5,310	4,716
Share premium account	21	63,020	38,895	38,542
Shares to be issued	21	5,546	30,954	68,174
Merger reserve	21	166,354	142,943	130,585
Profit and loss account	21	(7,784)	8,990	35,158
Equity shareholders' funds		236,494	227,092	277,175
Minority interests (equity)	22	137	161	77
Total equity capital employed		236,631	227,253	277,252

Consolidated cash flow statement

	Note	2004 £000	2003 £000	2002 £000
		For the years ended 28/29 February		
Cash inflow from operating activities		13,647	14,416	25,644
Dividends received from associates		17	—	34
Returns on investments and servicing of finance	23	(3,059)	(2,401)	(1,936)
Taxation	23	(1,412)	(7,090)	(11,063)
Capital expenditure and financial investment	23	(3,756)	(6,581)	(6,378)
Acquisitions	23	(23,325)	(10,463)	(18,072)
Equity dividends paid		(882)	(3,397)	(2,389)
Net cash outflow before financing		(18,770)	(15,516)	(14,160)
Financing	23	17,538	2,868	5,050
Decrease in cash in the year		(1,232)	(12,648)	(9,110)
Reconciliation of operating profit/(loss) to cash flow from operating activities				
Operating profit/(loss)		1,486	(26,211)	13,924
Goodwill		4,679	37,719	5,377
Depreciation		4,873	5,544	6,471
Net (profit)/loss on disposal of tangible fixed assets		(76)	343	172
Other non-cash items		3,209	224	(375)
Decrease/(increase) in work in progress		326	2,670	(732)
(Increase)/decrease in debtors		(2,609)	7,945	7,760
Increase/(decrease) in creditors		1,759	(13,818)	(6,953)
Net cash inflow from operating activities		13,647	14,416	25,644
Reconciliation of net cash flow to movement in net debt				
Decrease in cash in the year		(1,232)	(12,648)	(9,110)
Cash outflow/(inflow) from decrease/(increase) in debt	23	7,942	(2,788)	(4,763)
Issue costs of new bank loans		527	170	131
Movement in net debt resulting from cash flows	25	7,237	(15,266)	(13,742)
Debt acquired with subsidiary undertakings and businesses	25	—	(81)	(63)
Inception of finance leases		(61)	(121)	(105)
Issue of loan notes for non-cash consideration		(3,345)	(14,585)	(8,816)
Other non-cash changes		(371)	(175)	(129)
Effect of foreign exchange	25	6,563	817	(594)
Movement in net debt		10,023	(29,411)	(23,449)
Opening net debt	25	(62,156)	(32,745)	(9,296)
Closing net debt	25	(52,133)	(62,156)	(32,745)

Statement of total recognised gains and losses

	For the years ended 28/29 February		
	2004	*2003*	*2002*
	£000	*£000*	*£000*
(Loss)/profit attributable to group shareholders	(4,411)	(35,468)	3,813
Exchange differences on foreign currency net investments	(11,341)	2,990	(304)
Total recognised gains and losses	(15,752)	(32,478)	3,509

Reconciliation of movements in equity shareholders' funds

		For the years ended 28/29 February		
		2004	*2003*	*2002*
	Note	*£000*	*£000*	*£000*
(Loss)/profit attributable to group shareholders		(4,411)	(35,468)	3,813
Dividend		(1,886)	(1,328)	(3,434)
		(6,297)	(36,796)	379
Exchange differences on foreign currency net investments		(11,341)	2,990	(304)
Goodwill previously written off to reserves		—	109	—
Contribution to Qualifying Employee Share Trust		—	(96)	(571)
Issue of shares net of issue costs		52,448	20,930	11,857
Net movement in estimated value of shares to be issued as consideration for acquisitions	21	(25,408)	(37,220)	897
Net change to equity shareholders' funds		9,402	(50,083)	12,258
Opening equity shareholders' funds		227,092	277,175	264,917
Closing equity shareholders' funds		236,494	227,092	277,175

Notes

1. Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial statements.

1.1 *Basis of accounting and presentation of the financial statements*

The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost accounting rules. As discussed in note 1(8) below, where goodwill is treated as having indefinite economic life, the financial statements depart from the requirement of companies' legislation to amortise goodwill over a finite period, in order to give a true and fair view.

Geographical segmental information is disclosed in note 2. A more detailed analysis by individual country is considered to be commercially sensitive and is not provided.

1.2 *Changes in presentation of financial information*

In November 2003, the Accounting Standards Board (ASB) issued *Amendment to FRS 5 'Reporting the substance of transactions: revenue recognition'* (the Amendment). The Amendment includes specific guidance in respect of the presentation of revenue as principal or agent. The directors have considered the various factors set out in the Amendment and determined that, in dealing with external media and production services suppliers, the Incepta Group is effectively acting as an intermediary for its clients. In order to comply with the requirements of the Amendment, presentation of the profit and loss account has been changed to show memorandum information on turnover and to identify the amounts the company has earned as principal as revenue. This change in presentation has no impact on operating profit in the current or prior years.

In the segmental information 'Public Relations' has been renamed 'Financial & Corporate Communications'.

In the year ended 28 February 2003, in accordance with FRS 18: 'Accounting Policies' the directors have performed their regular review of the Incepta Group's accounting policies and have decided to change the treatment of goodwill from being a sterling asset to a currency asset. This change brings the Incepta Group into line with common practice and better reflects goodwill as being part of the net assets of the Incepta Group's foreign investments.

This change does not affect the profit and loss account and its impact on prior period balance sheets is immaterial, therefore no prior year adjustment has been made.

In the year ended 28 February 2002 segmental information was changed to more appropriately reflect the Incepta Group's operations with the result that Design & Branding, which was formerly a separate class of business, is now included in Marketing Services. Comparative figures for these two divisions have been aggregated accordingly.

In the year ended 28 February 2002, the following Financial Reporting Standards ('FRS') were adopted:

The transitional rules of FRS 17, 'Retirement benefits', were adopted but did not result in any material changes in presentation as the Incepta Group typically provides retirement benefits to eligible employees by way of defined contribution schemes.

FRS 18, 'Accounting policies', was adopted but did not result in any changes in presentation.

FRS 19, 'Deferred tax', was adopted and consequently deferred tax assets and liabilities are recognised and the required disclosures have been included. The impact of applying FRS 19 to prior periods was immaterial, therefore no prior year adjustment was made.

1.3 *Basis of consolidation*

The Incepta Group financial statements consolidate the accounts of Incepta and all of its subsidiary undertakings. Associates are included under the equity accounting method. The results of subsidiary undertakings and associates acquired or disposed of in the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal.

1.4 *Turnover, cost of sales and revenue recognition*

Turnover comprises the gross amounts billed to clients in respect of commission based income together with the total of other fees earned.

Rechargeable media and production costs

Rechargeable media and production costs comprises media payments and third party production costs for those services that the Incepta Group is arranging for its clients in its capacity as an intermediary. The Incepta Group contracts directly with suppliers and is responsible for their payment, recharging its clients for all costs incurred. Although the Incepta Group bears credit risk in respect of these activities, the arrangements with its clients are such that, in effect, it acts as an intermediary on behalf of its client. Where the Incepta Group acts as an intermediary, costs incurred with external suppliers are excluded from revenue.

Revenue

Revenue comprises fees, and commissions earned in respect of turnover. Revenue is recognised when services are performed, in accordance with the terms of arrangements reached with each client. Turnover and revenue are stated exclusive of VAT, sales taxes and trade discounts.

Financial & Corporate Communications and Marketing Services

Revenue is derived from retainers and fees for services provided. Revenue is recognised when the service is performed in accordance with the contract and the stage of completion.

Specialist Advertising

Revenue is in the form of commissions on media placements and fees for creative and production services provided. Revenue is recognised as the services are performed.

Cost of sales

Cost of sales include amounts payable to external suppliers where they are retained at the Incepta Group's discretion to perform part of a specific client project or service where the Incepta Group has full exposure to the benefits and risks of the contract with the client.

1.5 *Foreign currencies*

In the financial statements of individual group undertakings, transactions in foreign currencies are recorded in the local currency using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account. Exchange differences arising on the retranslation of foreign currency borrowings used to provide a hedge against foreign currency investments are taken directly to reserves.

In the consolidated financial statements, the results of overseas subsidiary undertakings are translated at the average rates during the year and the balance sheets of these undertakings are translated at the year end exchange rates. Exchange differences arising on the re-translation at year end rates of opening net assets and results for the year of overseas subsidiary undertakings and of long term funding of investments in overseas subsidiary undertakings are dealt with through reserves. All other exchange differences are dealt with in the profit and loss account.

1.6 *Leases*

When the Incepta Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a 'finance lease'. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over the estimated useful life or the term of the lease, whichever is shorter. Future instalments under such leases, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account, and the capital element which reduces the outstanding obligation for future instalments.

All other leases are accounted for as 'operating leases' and the rental charges are charged to the profit and loss account on a straight line basis over the life of the lease.

1.7 *Fixed assets*

Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:

Short leasehold property – Life of lease

Fixtures, fittings, vehicles & equipment – 20 per cent. to 35 per cent. per annum.

Depreciation is provided on freehold and long leasehold property in order to reduce the carrying value to the residual value estimated by the directors over a period of between 30 and 70 years.

Fixed asset investments are stated at the lower of cost and recoverable amount, where recoverable amount is the higher of net realisable value and value in use.

1.8 *Goodwill and intangible assets*

Goodwill arising on acquisitions of businesses, associated undertakings or subsidiary undertakings is calculated as the excess of the fair value of the consideration given and costs of acquisition over the fair value of the separable net assets acquired. Goodwill arising on acquisitions up to and including 28 February 1998 was written off against reserves immediately on acquisition.

In accordance with FRS 10: 'Goodwill and intangible assets', goodwill arising on acquisitions on or after 1 March 1998 is capitalised as an intangible fixed asset and amortised over its estimated useful economic life. Each acquisition is assessed with reference to its durability, ability to sustain long term profitability, proven ability to maintain market leadership and the Incepta Group's commitment to develop and enhance its value across its network of offices worldwide. Based on their assessment of acquisitions during the year and reassessment of certain prior year acquisitions, the directors are of the opinion that the intangible assets of the Incepta Group have economic lives ranging from 5 years to indefinite.

Goodwill previously written off directly to reserves has not been reinstated on the balance sheet in accordance with the transitional provisions of FRS 10. On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging the amount of any related goodwill taken directly to reserves on acquisition and the net book value of any related goodwill capitalised in the balance sheet.

In accordance with FRS 10 and FRS 11: 'Impairment of fixed assets and goodwill', the carrying values of intangible assets are reviewed annually for impairment on the basis stipulated in FRS 11 and adjusted to the recoverable amount if required.

Where goodwill is treated as having indefinite economic life, the financial statements depart from the requirement of companies' legislation to amortise goodwill over a finite period, in order to give a true and fair view for the reasons outlined above. Capitalised goodwill regarded as having indefinite useful economic life amounted to £268.8 million as at 29 February 2004 (2003 – £291.3 million; 2002 – £320.5 million). If this goodwill were to be amortised over a period of 20 years, operating loss for the year ended 29 February 2004 would have decreased by £13.4 million (increase in operating loss: 2003 – £14.5 million; decrease in operating profit: 2002 – £15.4 million). During the year the useful life of certain acquisitions was shortened to 5 years due to difficult market conditions. The impact on the profit and loss account was to decrease operating profit by £2.2 million in the current year.

1.9 *Work in progress*

Work in progress comprises third party costs incurred on behalf of clients and is stated at the lower of cost and estimated net realisable value.

1.10 *Financial instruments*

The costs of issue of capital instruments such as the issue costs of new debt are charged to the profit and loss account over the life of the instrument.

1.11 *Pensions*

The Incepta Group principally operates defined contribution money purchase pension schemes and makes contributions to individual employees' personal pension schemes. The Incepta Group's contributions are charged against profits in the year in which contributions are due.

1.12 *Tax*

The charge for tax is based on the results for the year and takes into account deferred tax. Deferred tax is recognised with discounting in respect of all timing differences between the treatment of certain items for tax and accounting purposes which have arisen and not reversed by the balance sheet date, except as otherwise required by FRS 19.

1.13 *Employee share ownership plans*

Shares in Incepta Group plc held by The All Employee Share Ownership Plan and Employee Benefit Trusts have been included within other fixed asset investments and are stated at cost less provisions for any impairment.

2. Segmental information

Classes of business

	Turnover			*Revenue*			*Gross income (gross profit)*			*Profit/(loss) on ordinary activities before tax*		
	2004 £000	*2003 £000*	*2002 £000*	*2004 £000*	*2003 £000*	*2002 £000*	*2004 £000*	*2003 £000*	*2002 £000*	*2004 £000*	*2003 £000*	*2002 £000*
Financial & Corporate Communications	96,351	99,989	113,867	93,074	95,195	85,479	77,032	82,070	85,479	4,670	7,913	11,482
Marketing Services	101,025	98,960	96,504	69,199	71,095	55,090	56,164	56,634	55,090	7,422	9,163	10,010
Specialist Advertising	57,771	61,738	86,700	23,524	27,495	33,345	21,707	25,709	33,345	2,487	2,319	6,321
Intra group trading	(10,506)	(9,703)	(10,802)	(3,720)	(5,564)	(3,082)	(884)	(3,899)	(3,082)	—	—	—
	244,641	250,984	286,269	182,077	188,221	170,832	154,019	160,514	170,832	14,579	19,395	27,813
Goodwill amortisation										(4,679)	(1,796)	(5,377)
Net interest payable										(2,949)	(2,540)	(1,805)
										6,951	15,059	20,631
Exceptional items (note 8)												
– restructuring costs										(5,317)	(7,887)	(8,512)
– fixed asset impairments										(3,097)	(35,923)	—
– amounts written off investments										—	(1,720)	—
										(1,463)	(30,471)	12,119

	Exceptional restructuring costs			*Net assets*		
	2004 £000	*2003 £000*	*2002 £000*	*2004 £000*	*2003 £000*	*2002 £000*
Financial & Corporate Communications	(2,616)	(4,634)	(4,980)	86,813	83,774	52,058
Marketing Services	(816)	(372)	(1,277)	37,314	39,051	19,349
Specialist Advertising	(361)	(958)	(1,427)	21,786	24,384	15,933
Parent company and non-operational	(1,524)	(1,923)	(828)	90,718	80,044	189,912
	(5,317)	(7,887)	(8,512)	236,631	227,253	277,252

The above analyses of turnover, gross income (gross profit), profit/(loss) on ordinary activities before tax and net assets for the year ended 29 February 2004 include the following amounts in relation to acquisitions during the year:

	Turnover £000	*Revenue £000*	*Gross income (gross profit) £000*	*Profit/(loss) on ordinary activities before tax £000*	*Net assets £000*
Specialist Advertising	2,111	1,342	1,302	342	191
Goodwill				(217)	
Net interest payable				(5)	
				120	

Geographical segments

	Turnover 2004 £000	Turnover 2003 £000	Turnover 2002 £000	Revenue 2004 £000	Revenue 2003 £000	Revenue 2002 £000	Gross income (gross profit) 2004 £000	Gross income (gross profit) 2003 £000	Gross income (gross profit) 2002 £000	Profit/(loss) on ordinary activities before tax 2004 £000	Profit/(loss) on ordinary activities before tax 2003 £000	Profit/(loss) on ordinary activities before tax 2002 £000
UK	135,219	139,462	146,320	100,387	105,394	86,756	79,293	84,633	86,756	8,247	11,194	14,140
Rest of the world	119,928	121,225	150,751	85,410	88,391	87,158	75,610	79,780	87,158	6,332	8,201	13,673
Intra-group trading	(10,506)	(9,703)	(10,802)	(3,720)	(5,564)	(3,082)	(884)	(3,899)	(3,082)	—	—	—
	244,641	250,984	286,269	182,077	188,221	170,832	154,019	160,514	170,832	14,579	19,395	27,813
Goodwill amortisation										(4,679)	(1,796)	(5,377)
Net interest payable										(2,949)	(2,540)	(1,805)
										6,951	15,059	20,631
Exceptional items (note 8)												
– restructuring costs										(5,317)	(7,887)	(8,512)
– fixed asset impairments										(3,097)	(35,923)	—
– amounts written off investments										—	(1,720)	—
										(1,463)	(30,471)	12,119

	Turnover by destination 2004 £000	2003 £000	2002 £000	*Exceptional restructuring costs* 2004 £000	2003 £000	2002 £000	*Net assets* 2004 £000	2003 £000	2002 £000
UK	116,631	119,010	121,993	(3,014)	(2,444)	(3,010)	177,748	170,906	206,801
Rest of the world	128,010	131,974	164,276	(2,303)	(5,443)	(5,502)	58,883	56,347	70,451
	244,641	250,984	286,269	(5,317)	(7,887)	(8,512)	236,631	227,253	277,252

3. Analysis of the results of acquisitions

	2004 *Continuing operations* £000	2004 *Acquisitions* £000	2004 *Total* £000	2003 *Continuing operations* £000	2002 *Continuing operations* £000
Turnover	242,530	2,111	244,641	250,984	286,269
Rechargeable media and production costs	(61,755)	(809)	(62,564)	(62,763)	(115,437)
Revenue	180,775	1,302	182,077	188,221	170,832
Cost of sales	(28,058)	—	(28,058)	(27,707)	—
Gross income (gross profit)	152,717	1,302	154,019	160,514	170,832
Administrative expenses (including goodwill and exceptional restructuring costs)	(152,484)	(1,181)	(153,665)	(187,822)	(157,736)
Other operating income	1,128	4	1,132	1,097	828
Operating profit before goodwill, fixed asset impairments and exceptional restructuring costs	14,237	342	14,579	19,395	27,813
Goodwill and fixed asset impairments	(7,559)	(217)	(7,776)	(37,719)	(5,377)
Exceptional restructuring costs (note 8)	(5,317)	—	(5,317)	(7,887)	(8,512)
Operating profit/(loss)	1,361	125	1,486	(26,211)	13,924
Amounts written off investments	—	—	—	(1,720)	—
Net interest payable	(2,944)	(5)	(2,949)	(2,540)	(1,805)
(Loss)/profit on ordinary activities before tax	(1,583)	120	(1,463)	(30,471)	12,119

Details of acquisitions are provided in note 27.

4. Other operating income

Other operating income of £1,132,000 (2003 – £1,097,000; 2002 – £828,000) principally consists of rental income from office space which has been sub-let.

5. **Employee numbers and remuneration**

The average number of persons employed by the group (including directors) during the year, analysed by class of business, was as follows:

	Number of employees		
	2004	*2003*	*2002*
Financial & Corporate Communications	923	978	997
Marketing Services	786	791	701
Specialist Advertising	320	340	400
Head Office	29	39	41
	2,058	2,148	2,139

The aggregate payroll costs of these persons were as follows:

	2004	*2003*	*2002*
	£000	*£000*	*£000*
Wages and salaries	88,722	88,019	92,413
Social security costs	8,897	8,287	8,540
Other pension costs	2,803	2,835	2,573
	100,422	99,141	103,526

Aggregate payroll costs include the following amounts in respect of the exceptional restructuring costs disclosed in note 8.

	2004	*2003*	*2002*
	£000	*£000*	*£000*
Wages and salaries	2,508	1,928	4,506
Social security costs	85	189	340
Other pension costs	123	159	75
	2,716	2,276	4,921

The information on directors' emoluments and share options is set out in note 32.

6. **Net interest payable**

	2004	*2003*	*2002*
	£000	*£000*	*£000*
Interest payable:			
Group			
– on bank loans and overdrafts	2,917	2,673	2,273
– on loan notes	241	330	420
– in respect of finance leases	11	23	47
Associates			
– on bank loans and overdrafts	1	5	6
	3,170	3,031	2,746
Interest receivable:			
Group			
– on bank deposits	(217)	(487)	(938)
Associates			
– on bank deposits	(4)	(4)	(3)
	(221)	(491)	(941)
	2,949	2,540	1,805

7. **Profit/(loss) on ordinary activities before tax**

Profit/(loss) on ordinary activities before tax is stated after charging/(crediting):

	2004 *£000*	*2003* *£000*	*2002* *£000*
Staff costs (note 5)	100,422	99,141	103,526
Depreciation of tangible fixed assets:			
– owned assets	4,831	5,453	6,400
– assets held under finance leases	42	91	71
Net (profit)/loss on disposal of tangible fixed assets	(76)	343	172
Rent and other operating lease rentals	9,533	10,612	11,048
Exchange (gains)/losses	(147)	659	(222)
Group audit fees and expenses	555	520	430

Of the Incepta Group audit fee, the parent company fee was £73,000 (2003 – £70,000; 2002 – £67,000). Fees paid to KPMG Audit Plc and its associates for non-audit services were £588,000 (2003 – £550,000; 2002 – £295,000) of which £409,000 (2003 – £333,000; 2002 – £25,000) arose in the UK. Of the total non-audit fees, £327,000 (2003 – £nil; 2002 – £nil) has been debited to the share premium account, being costs of the capital raising in August 2003 and £55,000 (2003 – £255,000; 2002 – £214,000) has been capitalised within intangible fixed assets, being costs of acquisitions; the remainder has been charged to the profit and loss account and principally relates to taxation compliance work, interim review and other attestation services.

8. **Exceptional items**

	2004 *£000*	*2003* *£000*	*2002* *£000*
Restructuring costs			
– redundancy (note 5)	(2,716)	(2,276)	(4,921)
– property	(2,166)	(4,736)	(1,809)
– other	(435)	(875)	(1,782)
	(5,317)	(7,887)	(8,512)
Goodwill impairments	—	(35,923)	—
Fixed asset impairments	(3,097)	—	—
Amounts written off investments	—	(1,720)	—
	(8,414)	(45,530)	(8,512)

Exceptional restructuring costs in the three years ended 29 February 2004 relate to a number of restructuring and cost reduction programmes initiated during those years.

Goodwill and fixed asset impairments relate to the write down of the carrying value of goodwill and other fixed assets held on the Incepta Group balance sheet following the directors' annual impairment review.

Amounts written off investments principally relate to a provision to write down shares held by employee benefit trusts to the market value of Incepta Shares as at 28 February 2003.

9. Tax on profit/(loss) on ordinary activities

	2004 £000	2003 £000	2002 £000
UK corporation tax			
Current tax on income for the year	1,583	3,025	4,912
Adjustments in respect of prior years	(475)	(201)	168
	1,108	2,824	5,080
Double taxation relief	(351)	(186)	(31)
	757	2,638	5,049
Foreign tax			
Current tax on income for the year	1,607	1,775	5,727
Adjustments in respect of prior years	362	1,836	(1,031)
	1,969	3,611	4,696
Total current tax charge	2,726	6,249	9,745
Deferred tax (see note 19)			
Origination and reversal of timing differences	107	(1,385)	(480)
Decrease/(increase) in discount	149	177	(915)
	256	(1,208)	(1,395)
Share of associates' tax	7	3	7
Tax on profit/(loss) on ordinary activities	2,989	5,044	8,357

Included in the above is a tax credit on exceptional items amounting to £850,000 (2003 – £1,045,000; 2002 – £1,281,000).

Factors affecting the tax charge

The total current tax charge for the year ended 29 February 2004 is higher than the standard rate of corporation tax in the UK of 30 per cent. (2003 – 30 per cent.; 2002 – 30 per cent.). The differences are explained below.

	2004 £000	2003 £000	2002 £000
Current tax reconciliation			
(Loss)/profit on ordinary activities before tax	(1,463)	(30,471)	12,119
Current tax credit/(charge) at 30 per cent. (2003 – 30 per cent.; 2002 – 30 per cent.)	439	9,141	(3,636)
Effects of:			
Expenses (including goodwill) not deductible for tax purposes	(1,754)	(12,307)	(2,175)
Depreciation less than/(in excess of) capital allowances	5	(168)	(227)
Utilisation of tax losses	129	5	152
Unrecognised tax credits in respect of overseas losses	(1,610)	(1,097)	(3,491)
Higher tax rates on overseas earnings	(48)	(188)	(1,231)
Adjustments to tax charge in respect of previous years	113	(1,635)	863
Total current tax charge	2,726	(6,249)	(9,745)

Factors that may affect future tax charges are disclosed in note 19.

10. Dividend

	2004 £000	2003 £000	2002 £000
Final dividend proposed	1,886	1,335	3,453
Dividend receivable in respect of own shares held	—	(7)	(19)
	1,886	1,328	3,434

A final dividend of 1 pence per 5p ordinary share (2003 – 0.20 pence per 1p ordinary share; 2002 – 0.70 pence per 1p ordinary share) is recommended and, subject to approval by shareholders, was paid on 13 July 2004 to shareholders on the register as at 14 May 2004.

11. Earnings/(loss) per share

Earnings/(loss) per share has been calculated using the following:

	2004 (Loss)/ earnings £000	2004 Weighted average number of shares	2003 (Loss)/ earnings £000	2003 Weighted average number of shares*	2002 Earnings £000	2002 Weighted average number of shares*
Basic EPS	(4,411)	159,966,222	(35,468)	104,850,229	3,813	97,897,714
Diluted EPS	(4,411)	159,966,222**	(35,468)	104,850,229**	3,813	107,744,188
Basic EPS before goodwill, fixed asset impairments and exceptional items	7,832	159,966,222	10,813	104,850,229	16,421	97,897,714
Diluted EPS before goodwill, fixed asset impairments and exceptional items	7,832	175,839,432	10,813	158,003,656	16,421	107,744,188

* In accordance with FRS 14: 'Earnings per share', comparative figures for weighted average number of shares have been adjusted to reflect the impact of the capital raising and share consolidation during the period.

** Because basic EPS results in a loss per share, FRS14: 'Earnings per share' requires that diluted EPS is calculated using the undiluted weighted average number of shares.

Reconciliations of the earnings/(loss) and weighted average number of shares used in the calculations are set out below:

	2004 (Loss)/ earnings £000	2004 Weighted average number of shares	2004 (Loss)/ earnings per share p	2003 (Loss)/ earnings £000	2003 Weighted average number of shares*	2003 (Loss)/ earnings per share p	2002 (Loss)/ earnings £000	2002 Weighted average number of shares*	2002 (Loss)/ earnings per share p
Basic EPS	(4,411)	159,966,222	(2.76)	(35,468)	104,850,229	(33.83)	3,813	97,897,714	3.89
Dilutive effect of:									
Options		1,878,302	—**		933,282	—**		1,520,343	(0.05)
Shares to be issued as consideration for acquisitions		13,994,908	—**		52,220,145	—**		8,326,131	(0.30)
Diluted EPS	(4,411)	175,839,432	(2.76)**	(35,468)	158,003,656	(33.83)**	3,813	107,744,188	3.54
Earnings per share before goodwill, fixed asset impairments and exceptional items									
Basic EPS	(4,411)	159,966,222	(2.76)	(35,468)	104,850,229	(33.83)	3,813	97,897,714	3.89
Goodwill and fixed asset impairments	7,776		4,86	37,719		35.97	5,377		5.49
Exceptional items (post tax)	4,467		2.80	8,562		8.17	7,231		7.39
Basic EPS before goodwill, fixed asset impairments and exceptional items	7,832	159,966,222	4.90	10,813	104,850,229	10.31	16,421	97,897,714	16.77
Diluted EPS	(4,411)	159,966,222	(2.76)	(35,468)	104,850,229	(33.83)	3,813	107,744,188	3.54
Adjustment to treat potential shares as dilutive		15,873,210	0.25		53,153,427	11.38		—	—
Goodwill and fixed asset impairments	7,776		4.42	37,719		23.87	5,377		4.99
Exceptional items (post tax)	4,467		2.54	8,562		5.42	7,231	—	6.71
Diluted EPS before goodwill, fixed asset impairments and exceptional items	7,832	175,839,432	4.45	10,813	158,003,656	6.84	16,421	107,744,188	15.24

* In accordance with FRS 14: 'Earnings per share', comparative figures for weighted average number of shares have been adjusted to reflect the impact of the capital raising and share consolidation during the period.

** Because basic EPS results in a loss per share, FRS14: 'Earnings per share' requires that diluted EPS is calculated using the undiluted weighted average number of shares.

The EPS figures have been calculated using earnings before goodwill and exceptional items in order to assist the reader's understanding of the Incepta Group's underlying performance and provide comparability with the Incepta Group's peers.

12. Intangible fixed assets

	Goodwill *£000*
Cost	
At 1 March 2002	345,922
Goodwill arising on acquisitions in the year (note 27)	14,615
Net adjustments to goodwill arising on prior year acquisitions	(7,507)
Foreign exchange	1,230
At 28 February 2003 and 1 March 2003	354,260
Goodwill arising on acquisitions in the year (note 27)	499
Net adjustments to goodwill arising on prior year acquisitions	365
Foreign exchange	(20,974)
At 29 February 2004	334,150
Amortisation	
At 1 March 2002	5,868
Charge for the year	1,796
Impairment losses	35,923
Foreign exchange	(587)
At 28 February 2003 and 1 March 2003	43,000
Charge for the year	4,679
Foreign exchange	(3,714)
At 29 February 2004	43,965
Net book value	
At 29 February 2004	290,185
At 28 February 2003	311,260
At 28 February 2002	340,054

The net adjustment to goodwill in the year ended 28 February 2003 arising on prior year acquisitions comprises a net decrease to consideration payable of £7,855,000 and fair value adjustments of £348,000. These fair value adjustments comprise £268,000 reduction in the value of fixed assets and £80,000 to record unrecognised liabilities.

The net adjustment to goodwill in the year ended 29 February 2004 arising on previous year acquisitions comprises an increase to consideration payable.

The directors' impairment review of goodwill in the year ended 29 February 2004 used a discount rate of 7.75 per cent. in the net present value calculation of the carrying value.

13. Tangible fixed assets

	Freehold and long leasehold property £000	Short leasehold property £000	Fixtures, fittings, vehicles and equipment £000	Total £000
Cost at 1 March 2002	559	10,216	22,914	33,689
Fair value adjustments relating to prior year acquisitions	—	(39)	(229)	(268)
Acquisitions	—	13	318	331
Transfers between asset categories	(131)	131	—	—
Additions	—	962	4,395	5,357
Disposals	—	(818)	(4,147)	(4,965)
Foreign exchange	15	(350)	(907)	(1,242)
At 28 February 2003 and 1 March 2003	443	10,115	22,344	32,902
Acquisitions	—	—	25	25
Additions	—	989	3,632	4,621
Disposals	(309)	(886)	(3,231)	(4,426)
Foreign exchange	(3)	(455)	(1,918)	(2,376)
At 29 February 2004	131	9,763	20,852	30,746
Depreciation				
At 1 March 2002	314	4,043	12,493	16,850
Transfers between asset categories	(191)	191	—	—
Charge for year	15	1,165	4,364	5,544
Disposals	—	(496)	(3,637)	(4,133)
Foreign exchange	12	(140)	(485)	(613)
At 28 February 2003 and 1 March 2003	150	4,763	12,735	17,648
Charge for the year	8	974	3,891	4,873
Impairment losses	—	—	3,097	3,097
Disposals	(31)	(178)	(3,314)	(3,523)
Foreign exchange	(3)	(245)	(1,197)	(1,445)
At 29 February 2004	124	5,314	15,212	20,650
Net book value				
At 29 February 2004	7	4,449	5,640	10,096
At 28 February 2003	293	5,352	9,609	15,254
At 28 February 2002	245	6,173	10,421	16,839

The net book value of assets at 29 February 2004 includes an amount of £473,000 in respect of assets held under finance leases (28 February 2003 – £510,000; 28 February 2002 – £667,000).

14. Fixed asset investments

	Investment in associates £000	Own shares £000	Other investments Other £000	Total £000
Cost				
At 1 March 2002	78	988	711	1,699
Additions	—	624	508	1,132
Share of profits less dividends for the year	1	—	—	—
Write offs	—	—	(508)	(508)
Foreign exchange	(1)	—	—	—
At 28 February 2003 and 1 March 2003	78	1,612	711	2,323
Additions	—	98	—	98
Share of profits less dividends for the year	(8)	—	—	—
Foreign exchange	(8)	—	—	—
At 29 February 2004	62	1,710	711	2,421
Provisions				
At 1 March 2002	—	—	630	630
Provisions for the year	—	1,239	—	1,239
At 28 February 2003 and 1 March 2003	—	1,239	630	1,869
Provisions for the year	—	80	—	80
At 29 February 2004	—	1,319	630	1,949
Net book value				
At 29 February 2004	62	391	81	472
At 28 February 2003	78	373	81	454
At 28 February 2002	78	988	81	1,069

The investment in associates represents the Incepta Group's 40 per cent. holding in Capital Communications Kft and 34 per cent. holding in NBS Spolka z.o.o., financial & corporate communications consultancies registered in Hungary and Poland respectively. The carrying value of the investment in associates equates to the Incepta Group's share of net assets and does not include any goodwill.

The Incepta Group's investment in own shares is stated at cost less provision for impairment and represents 902,450 5p ordinary shares (2003 – 3,797,263 1p ordinary shares; 2002 – 2,706,965 1p ordinary shares) of Incepta's ordinary shares held by employee share trusts. The trusts purchase shares on the open market for the benefit of employees using funds provided by Incepta. Further details of these trusts are contained in Note 32. The market value of own shares at 29 February 2004 was £1,173,000 (2003 – £436,000; 2002 – £1,245,000).

The amount shown as other investments at 29 February 2004 represents Incepta's investment in USU-Openshop AG, a German technology company. It is a listed investment on an overseas stock exchange and its market value at 29 February 2004 was £48,000.

15. Debtors

	2004 £000	2003 £000	2002 £000
Amounts falling due within one year:			
Trade debtors	41,156	40,674	47,975
Amounts owed by associates – dividends receivable	13	11	11
Corporation tax	879	557	1,021
Withholding tax recoverable	237	243	104
Deferred tax asset (note 19)	4,658	3,832	2,804
Other debtors	2,198	2,605	3,161
Prepayments and accrued income	6,786	6,248	4,894
	55,927	54,170	59,970

16. Creditors: amounts falling due within one year

	2004 £000	2003 £000	2002 £000
Bank loans and overdrafts	1,365	16	—
Loan notes (note 18)	2,875	8,271	21,453
Obligations under finance leases	44	63	145
Trade creditors	13,853	12,992	17,887
Amounts owed to associates – trading balances	—	—	28
Corporation tax	7,483	5,816	6,871
Other taxes and social security	4,662	4,886	4,911
Proposed dividend	2,074	1,328	3,434
Other creditors	3,968	2,264	3,944
Consideration for acquisitions	6,458	22,402	10,086
Accruals and deferred income	21,392	24,109	34,549
	64,174	82,147	103,308

Included within Other creditors is £180,000 (2003 – £184,000; 2002 – £179,000) relating to liabilities and accrued obligations of the Citigate Communications Group Limited Employee Share Trust.

A maturity analysis of borrowings and finance leases is shown in note 26.

17. Creditors: amounts falling due after more than one year

	2004 £000	2003 £000	2002 £000
Bank loans	50,106	57,695	29,525
Loan notes (note 18)	4,634	3,427	1,327
Obligations under finance leases	109	124	89
Corporation tax	—	—	97
Other creditors	113	227	574
	54,962	61,473	31,612

Bank loans are stated net of unamortised issue costs of £626,000 (2003 – £470,000; 2002 – £475,000). Issue costs of £527,000 (2003 – £170,000; 2002 – £131,000) were incurred in respect of the borrowing facilities described in note 26. They are allocated to the profit and loss account over the five year term of the facilities on a straight line basis. Issue costs of £371,000 (2003 – £175,000; 2002 – £129,000) were charged to the profit and loss account during the year.

A maturity analysis of borrowings and finance leases is shown in note 26.

18. Loan notes

Loan notes have been issued as part of the consideration for certain acquisitions. Secured loan notes are secured either on cash deposits or by guarantee. Cash deposits provided as security are included within cash at bank and in hand and amount to £ nil (2003 – £886,000; 2002 – £10,430,000). Loan notes bear interest at the following rates:

	2004 *£000*	*2003* *£000*	*2002* *£000*
Secured			
LIBOR plus 1.75 per cent.	225	225	—
LIBOR plus 1.5 per cent.	1,875	1,875	—
LIBOR plus 1.0 per cent.	300	—	—
LIBOR plus 0.25 per cent.	—	—	435
LIBOR less 1.5 per cent.	—	3,985	2,963
Bank base rate less 2.5 per cent.	241	2,933	15,488
2.15 per cent.*	3,210	—	—
Nil*	1,424	1,327	1,327
	7,275	10,345	20,213
Unsecured			
Bank base rate less 1.5 per cent.	234	1,353	2,567
	7,509	11,698	22,780

* Amounts falling due after more than one year

19. Provisions for liabilities and charges

	Contingent consideration for acquisitions £000	*Deferred tax £000*	*Vacant property £000*	*Other £000*	*Total £000*
At 1 March 2002	27,632	1,807	—	555	29,994
(Credited)/charged to profit and loss account	—	(180)	4,131	(240)	3,711
Paid during the year	(977)	—	(985)		(1,962)
Settled by issue of loan notes	(6,350)	—	—	—	(6,350)
Net movement in estimated contingent consideration payable for acquisitions in prior years	9,814	—	—	—	9,814
Estimated contingent consideration payable for current year acquisitions	5,974	—	—	—	5,974
Transferred to Creditors: amounts falling due within one year	(21,609)	—	—	—	(21,609)
Foreign exchange	—	—	(94)	—	(94)
At 28 February 2003 and 1 March 2003	14,484	1,627	3,052	315	19,478
Charged to profit and loss account	—	1,082	2,166	45	3,293
Paid during the year	(2,727)	—	(1,827)	—	(4,554)
Net movement in estimated contingent consideration payable for acquisitions in prior years	(2,202)	—	—	—	(2,202)
Estimated contingent consideration payable for current year acquisitions	111	—	—	—	111
Transferred to Creditors: amounts falling due within one year	(6,386)	—	—	—	(6,386)
Foreign exchange	—	—	(380)	—	(380)
At 29 February 2004	3,280	2,709	3,011	360	9,360

Acquisitions made by the Incepta Group typically involve an earn-out arrangement whereby the consideration payable includes a deferred element that is contingent on the future financial performance of the acquired entity. No material contingent consideration will become payable unless the acquired entity delivers greater revenues or profits during the earn-out period than prior to acquisition.

The provision for contingent consideration for acquisitions represents the directors' best estimate of the amount expected to be payable in cash or loan notes. The estimated value of contingent consideration payable by issue of new ordinary shares in Incepta of £2.8 million (2003 – £12.4 million; 2002 – £54.6 million) is included in the balance sheet within Shares to be issued (note 21).

Maturity of contingent consideration for acquisitions

	Cash or loan notes £000	Shares to be issued £000
In one year or less	999	1,217
In more than two years but not more than five years	2,281	1,610
	3,280	2,827

In addition to the above amounts, Creditors falling due within one year and Shares to be issued include consideration for acquisitions of £6.5 million (2003 – £22.4 million; 2002 – £10.1 million) and £2.7 million (2003 – £18.5 million; 2002 – £13.5 million) respectively in respect of completed earn-out periods for which consideration (payable in either cash, loan notes or by the issue of new shares) has become due but has not yet been settled as at 29 February 2004.

Details of each acquisition made during the three year period ended 29 February 2004 are set out in note 27.

The maximum potential contingent cash and loan note consideration payable under all earn-out arrangements ongoing as at 29 February 2004 is £78.4 million.

Deferred tax

The elements of deferred tax are as follows:

	2004 £000	2003 £000	2002 £000
Difference between accumulated depreciation/amortisation and tax depreciation	(2,341)	(1,935)	(2,722)
Other timing differences	2,808	1,885	1,287
Tax losses	893	1,517	1,517
Undiscounted net deferred tax asset	1,360	1,467	82
Effect of discounting	589	738	915
Discounted net deferred tax asset	1,949	2,205	997
The net deferred tax asset comprises:			
Deferred tax asset (see note 15)	4,658	3,832	2,804
Deferred tax liability	(2,709)	(1,627)	(1,807)
	1,949	2,205	997

The movements on deferred tax are as follows:

	Asset £000	Liability £000
At 1 March 2002	2,804	(1,807)
Credit to profit and loss account	1,028	180
At 28 February 2003 and 1 March 2003	3,832	(1,627)
Credit/(debit) to profit and loss account	826	(1,082)
At 29 February 2004	4,658	(2,709)

A deferred tax asset has been recognised in respect of trading losses to the extent that it is more likely than not that there will be sufficient taxable profits against which these losses can be offset.

At 29 February 2004, in addition to the deferred tax balances recognised above, the Incepta Group had potential deferred tax assets of £12,786,000 (2003 – £8,833,000; 2002 – £6,540,000) in relation to allowable tax losses. These assets have not been recognised in the financial statements as, in the opinion of the directors, there is insufficient evidence that they will be recoverable.

Assuming no material change in corporate tax rates or group structure, the overall tax rate is expected to reduce in the future as the benefits of various tax planning initiatives come through.

Vacant property

The vacant property provision represents the estimated future cost of the Incepta Group's unutilised leasehold properties, taking into account any future sublet income which is either known or reasonably expected to be obtained. The majority of the provision is expected to be utilised over the next two years.

Other

Other provisions comprise a provision for employer's National Insurance on unapproved share options granted since 6 April 1999 and a provision for the unfunded liability on an overseas pension scheme. This pension scheme relates to one individual and provides, on retirement, a fixed predetermined pension that is neither linked to final salary nor subject to any increases. The Incepta Group's liability under this scheme is substantially covered by an insurance policy. The liability has been determined using a discount rate of 5.5 per cent. by a qualified actuary as at 29 February 2004. The Incepta Group's contribution to the scheme for the year was £38,000.

20. Called up share capital

	2004	*2003*	*2002*
	£000	*£000*	*£000*
Authorised			
Ordinary shares of 5p each 262,000,000 (2003 and 2002 – 910,000,000 ordinary shares of 1p each)	13,100	9,100	9,100
Allotted and fully paid			
Ordinary shares of 5p each 187,168,310 (2003 – 530,967,931 ordinary shares of 1p each; 2002 – 471,584,047 ordinary shares of 1p each)	9,358	5,310	4,716

(a) *Year ended 29 February 2004*

Capital raising and share consolidation

On 19 August 2003 Incepta made a 1 for 5 rights issue and issue for cash at 13 pence per 1p ordinary share. 136,405,398 and 76,923,077 shares were issued respectively. On 29 August 2003 Incepta's existing 1p ordinary shares were consolidated on a 1 new 5p ordinary share for 5 existing 1p ordinary shares basis.

Other share capital movements

A total of 151,950,086 1p ordinary shares were issued as deferred consideration for the acquisitions of Sard Verbinnen & Co., Inc., Beaumark Limited, MARCHCom Limited, Gramma AB, SEA Spiess Ermisch & Andere Werbeagentur GmbH, Sanchis Comunicacíon S.L., Rainmaker, Reader Pollock, PLPR, Media Strategy Inc. and 5 per cent. of SEA Dewe Rogerson GmbH, made during prior years.

In addition, 7,483,651 5p ordinary shares were issued as deferred consideration for the acquisitions of Citigate Su Yeang Design PTE Limited and The RED Consultancy Group Limited during prior years.

A total of 6,066 5p ordinary shares were issued during the year under Incepta's share option schemes for total consideration of £3,494.

Incepta offered the shareholders the option to receive ordinary shares instead of a cash dividend. 2,146,474 1p ordinary shares were issued as a scrip dividend alternative.

Subsequent to the year end 2,134,840 5p ordinary shares were issued as deferred consideration for the acquisitions of The RED Consultancy Group Limited and Markowitz & McNaughton Inc., made during prior years.

The total number of shares in issue as at 5 May 2004 was 189,303,150.

Further shares are to be issued, subject to future financial performance, as consideration for acquisitions. The estimated value of these shares is included in Shares to be issued at 29 February 2004 (note 21).

Incepta has shareholder authority to purchase its own shares, to a maximum of 117,203,587 shares.

(b) *Year ended 28 February 2003*

During the year 2,495,369 shares were issued as initial consideration for the acquisitions of Glover Associates International, Inc., PR Force Public Relations & Press Relations NV and PR Force Netherlands B.V., and Markowitz & McNaughton, Inc.

A total of 56,176,499 shares were issued as deferred consideration for the acquisitions of 5 per cent. of SEA Dewe Rogerson GmbH, Beaumark Limited, Financial Group S.r.l., Finex Communications Group plc, JKD Communications Limited, Dynamo Marketing Limited, Hauck Research Services Limited, and Gramma AB, made during prior years.

A total of 712,016 shares were issued during the year under Incepta's share option schemes for total consideration of £121,000.

Incepta offered the shareholders the option to receive ordinary shares instead of a cash dividend. No shares were issued as a scrip dividend alternative.

Subsequent to the year end 55,050,000 shares were issued as deferred consideration for the acquisition of Sard Verbinnen & Co., Inc. and 5 per cent. of SEA Dewe Rogerson GmbH.

The total number of shares in issue as at 7 May 2003 was 586,017,931.

Further shares are to be issued, subject to future financial performance, as consideration for acquisitions. The estimated value of these shares is included in Shares to be issued at 28 February 2003 (note 21).

Incepta has shareholder authority to purchase its own shares, to a maximum of 70,830,760 shares.

(c) *Year ended 28 February 2002*

During the year 11,903,491 shares were issued as initial consideration for the acquisitions of First Financial Communications B.V., Gunpowder Srl, Karen Earl Limited, Media Strategy, Inc., and Media Strategy Training Centre, Inc., Global Intelligence & Security, LLC, Admaster, Inc., and Masterapproach, LLC.

A total of 8,307,757 shares were issued as deferred consideration for the acquisitions of Ballard & King Communications, Key Communications Limited, Su Yeang Design Pte Limited, DVL Smith Group Limited, Oaktree Communications (Pty) Limited and 5 per cent. of SEA Dewe Rogerson GmbH, made during prior years.

A total of 2,333,447 shares were issued during the year under Incepta's share option schemes for total consideration of £357,000.

Incepta offered the shareholders the option to receive ordinary shares instead of a cash dividend. As a result, on 6 July 2001 the company issued 382,776 shares as a scrip dividend alternative.

Subsequent to the year end 199,070 shares were issued as deferred consideration for the acquisition of Beaumark Limited and 5 per cent. of SEA Dewe Rogerson GmbH, and 421,950 shares were issued under the Company's share option schemes.

The total number of shares in issue as at 7 May 2002 was 472,205,067.

Further shares are to be issued, subject to future financial performance, as consideration for acquisitions. The estimated value of these shares is included in Shares to be issued at 28 February 2002 (note 21).

Incepta has shareholder authority to purchase its own shares, to a maximum of 117,203,587 shares.

Options

As at 29 February 2004, certain employees including directors held options over ordinary shares of 5p under the following schemes:

	Options held		*Options held*		
	2004	*Exercise prices* (per share)*	*2003*	*Exercise prices (per share)*	*Exercise periods (various dates)*
Employee Share Option Scheme	291,068	50p to 101.9p	1,586,000	10.5p to 31.0p	Up to 29 October 2007
Executive Share Option Plan	2,648,639	74.97p to 614.08p	5,673,216	23.25p to 129.0p	Between 22 September 2001 and 4 July 2013
Executive Long Term Incentive Plan	4,238,648	67p to 614p	14,441,000	14p to 129.0p	Between 20 October 2003 and 14 October 2013
Performance Share Plan	526,130	nil	2,500,000	nil	Between 1 November 2005 and 1 November 2012
1999 Savings Related Share Option Scheme	—	223.75p	851,801	47.0p to 50.0p	Between 1 January 2002 and 30 June 2003
2000 Savings Related Share Option Scheme	34,449	493.2p	207,034	103.6p to 110p	Between 1 January 2003 and 30 June 2004
2001 Savings Related Share Option Scheme	182,631	140.4p to 185.4p	1,306,758	29.5p to 38.95p	Between 1 January 2004 and 30 June 2005
2002 Savings Related Share Option Scheme	901,328	57.6p to 60.9p	4,965,612	12.1p to 12.5p	Between 1 January 2006 and 30 June 2006
2003 Savings Related Share Option Scheme	672,297	91.6p to 97.3p	—	—	Between 1 January 2007 and 30 June 2007
	9,495,190		31,531,421		

Further details are shown in the statement of directors' remuneration and interests in note 32.

21. Reserves

	Share premium account £000	Shares to be issued £000	Merger reserve £000	Profit and loss account £000
At 1 March 2002	38,542	68,174	130,585	35,158
Retained loss for the year	—	—	—	(36,796)
Exchange differences on foreign currency net investments	—	—	—	2,990
Goodwill previously written off to reserves	—	—	—	109
Release of reserves against investment provisions	—	—	(7,625)	7,625
Contribution to Qualifying Employee Share Trust	—	—	—	(96)
Premium on shares issued as consideration for acquisitions	144	—	20,018	—
Premium on shares issued under share option schemes	215	—	—	—
Share issue costs	(6)	—	(35)	—
Net movement in estimated value of shares to be issued as consideration for acquisitions	—	(37,220)	—	—
At 28 February 2003 and 1 March 2003	38,895	30,954	142,943	8,990
Retained loss for the year	—	—	—	(6,297)
Exchange differences on foreign currency net investments	—	—	—	(11,341)
Release of reserves against investment provisions	—	—	(864)	864
Premium on shares issued as consideration for acquisitions	499	—	24,275	—
Premium on rights issue and issue for cash	25,600	—	—	—
Premium on scrip dividend	279	—	—	—
Premium on shares issued under share option schemes	4	—	—	—
Share issue costs	(2,257)	—	—	—
Net movement in estimated value of shares to be issued as consideration for acquisitions	—	(25,408)	—	—
At 29 February 2004	63,020	5,546	166,354	(7,784)

Shares to be issued comprises £2,719,000 (2003 – £18,517,000; 2002 – £13,527,000) of consideration for acquisitions in respect of completed earn-out periods for which consideration is due but not yet settled as at 29 February 2004, and £2,827,000 (2003 – £12,437,000; 2002 – £54,647,000) of consideration for acquisitions contingent on future financial performance (note 19).

A merger reserve has been created in relation to 148,438,528 1p ordinary shares and 7,483,651 5p ordinary shares issued during the year as consideration for acquisitions, as permitted by section 131 of the Companies Act 1985.

Cumulative goodwill relating to acquisitions made up to and including 28 February 1998, which has been eliminated against reserves, amounts to £46,150,000 (2003 – £46,150,000; 2002 – £46,259,000).

22. Minority interests

	£000
At 1 March 2002	77
Minority interests' share of results for the year	(47)
Net change in minority interests	76
Minority interests' share of exchange differences on foreign currency net investments	55
At 28 February 2003 and 1 March 2003	161
Additions	3
Minority interests' share of results for the year	(41)
Minority interests' share of exchange differences on foreign currency net investments	14
At 29 February 2004	137

23. Analysis of cash flows

	2004 £000	2003 £000	2002 £000
Returns on investment and servicing of finance			
Interest received	238	521	927
Interest paid	(2,754)	(2,729)	(2,619)
Issue costs of new bank loans	(527)	(170)	(131)
Interest element of finance lease payments	(16)	(23)	(47)
Dividends paid to minority interests	—	—	(66)
	(3,059)	(2,401)	(1,936)
Taxation			
UK tax paid	(2,224)	(3,497)	(6,432)
Overseas tax refunded/(paid)	812	(3,593)	(4,631)
	(1,412)	(7,090)	(11,063)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(4,558)	(5,236)	(6,750)
Disposal of tangible fixed assets	900	489	645
Purchase of other fixed asset investment	(98)	(1,834)	(273)
	(3,756)	(6,581)	(6,378)
Acquisitions			
Purchase of subsidiary undertakings	(20,469)	(9,573)	(13,283)
Purchase of businesses	(2,918)	(1,412)	(6,988)
Net cash acquired with subsidiary undertakings and businesses	59	462	2,199
Proceeds from sale of minority interest	3	60	—
	(23,325)	(10,463)	(18,072)
Financing			
Issue of shares:			
Proceeds from issue of ordinary share capital	27,737	121	363
Share issue costs	(2,257)	(41)	(76)
	25,480	80	287
Increase in debt:			
Repayment of bank loans	(44,428)	(34,659)	(17,000)
Draw-down of bank loans	44,065	63,293	23,000
Capital element of finance lease payments	(83)	(179)	(541)
Repayment of loan notes	(7,496)	(25,667)	(696)
	(7,942)	2,788	4,763
	17,538	2,868	5,050

Acquisitions

During the year ended 29 February 2004 the cash flow in respect of acquisitions includes outflows of £20,343,000 (2003 – £3,973,000; 2002 – £4,973,000) within purchase of subsidiary undertakings and £2,588,000 (2003 – £127,000; 2002 – £154,000) within purchase of businesses relating to acquisitions made during prior years.

Acquisitions accounted for £16,000 (2003 – £139,000; 2002 – £2,145,000) of cash flow from operating activities, £nil (2003 – £121,000; 2002 – £160,000) of taxation, and £6,000 (2003 – £45,000; 2002 – £308,000) of capital expenditure in the year. In 2004, these amounts represent the cash flows of all acquisitions except The 19/20 Partnership, as their cash flows are not separately identifiable from the cash flows of continuing operations.

Exceptional restructuring costs

Net cash inflow from operating activities includes an outflow of £4,785,000 (2003 – £5,620,000; 2002 – £4,663,000) in respect of exceptional restructuring costs (note 8).

24. Major non-cash transactions

During the year shares and loan notes were issued as deferred consideration for acquisitions made in prior years. See notes 18 and 20.

25. Analysis of net debt

	At 1 March 2002 £000	*Cash flows £000*	*Acquisitions (excluding cash) £000*	*Exchange movements £000*	*Other movements £000*	*At 28 February 2003 £000*
Cash at bank and in hand	19,794	(12,648)	—	294	—	7,440
Loan notes						
– amounts falling due within one year	(21,453)	25,667	—	—	(12,485)	(8,271)
– amounts falling due after more than one year	(1,327)	—	—	—	(2,100)	(3,427)
Bank loans						
– amounts falling due within one year	—	—	(16)	—	—	(16)
– amounts falling due after more than one year	(29,525)	(28,464)	(44)	513	(175)	(57,695)
Finance leases						
– amounts falling due within one year	(145)	153	(9)	5	(67)	(63)
– amounts falling due after more than one year	(89)	26	(12)	5	(54)	(124)
	(32,745)	(15,266)	(81)	817	(14,881)	(62,156)

	At 1 March 2003 £000	Cash flows £000	Exchange movements £000	Other movements £000	At 29 February 2004 £000
Cash at bank and in hand	7,440	117	(557)	—	7,000
Overdrafts	—	(1,349)	—	—	(1,349)
Loan notes					
– amounts falling due within one year	(8,271)	7,496	—	(2,100)	(2,875)
– amounts falling due after more than one year	(3,427)	—	38	(1,245)	(4,634)
Bank loans					
– amounts falling due within one year	(16)	17	1	(18)	(16)
– amounts falling due after more than one year	(57,695)	873	7,069	(353)	(50,106)
Finance leases					
– amounts falling due within one year	(63)	58	6	(45)	(44)
– amounts falling due after more than one year	(124)	25	6	(16)	(109)
	(62,156)	7,237	6,563	(3,777)	(52,133)

Other movements comprise loan notes issued as consideration for acquisitions, amortisation of loan issue costs and inception of finance leases, together with transfers between ageing categories.

26. Financial instruments

The Incepta Group's financial instruments comprise cash at bank and in hand, borrowings in the form of loan notes, bank loans and finance leases, consideration for acquisitions and various items such as trade debtors and trade creditors that arise directly from its operations. As permitted by FRS 13: 'Derivatives and other financial instruments: disclosures', short-term debtors and creditors have been excluded from all financial instrument disclosures other than currency exposure disclosures.

The board determines the policies to manage the key financial risks and Group Treasury is responsible for managing the Incepta Group's funding, interest rate and foreign exchange risk. Regular reports on cash balances, loans and borrowings are provided to senior management by Group Treasury whose activities are monitored within clearly defined parameters and are subject to stringent authority levels.

The Incepta Group finances itself through a combination of equity and medium term debt. The Incepta Group satisfied its liquidity requirements and funded the settlement of earn out commitments during the year ended 29 February 2004 from strong positive operating cash flows, a medium term bank facility arranged through Lloyds TSB Bank and the proceeds of a capital raising in August 2003. The Group's bank facility which operates as a multi-currency, revolving loan facility, has been made available through Lloyds TSB Bank plc, HSBC Bank plc, JPMorganChase, Scotiabank Europe plc and The Co-operative Bank plc. The loan facility was extended in April 2004 for a further eighteen months such that it now extends to March 2007.

In order to reinforce the Incepta Group's financial position and flexibility, in August 2003, Incepta successfully completed a capital raising for £27.7 million (gross of expenses), comprising a £17.7 million Rights Issue and a £10.0 million Issue for Cash. Both issues were made at an issue price (post the subsequent share consolidation) of 65 pence, representing a discount of 14.7 per cent. to the then market price.

The Incepta Group's principal borrowings are held at floating rates. Under the terms of the Incepta Group's bank facility the interest charge is calculated at between 1 per cent. and 3.1 per cent. above LIBOR, subject to achieving certain covenants. For the year ended 28 February 2004, the interest charge was calculated at rates between 1 per cent. and 1.5 per cent. above LIBOR on all drawn down facilities. To date, the Incepta Group has decided not to use any financial instruments to fix the level of interest rates payable on borrowings.

Accounting policies relevant to financial instruments are detailed in note 1(10).

The Incepta Group does not currently enter into any hedging arrangements involving derivative financial instruments.

Interest rate risk profile of financial liabilities

As at 29 February 2004:

	Floating rate financial liabilities £000	*Fixed rate financial liabilities £000*	*Financial liabilities on which no interest is paid £000*	*Total £000*
Currency				
Sterling	15,442	81	5,916	21,439
EU currencies (excluding Sterling)	—	3,261	4,114	7,375
US dollars	38,710	41	1,286	40,037
Other currencies	—	20	—	20
	54,152	3,403	11,316	68,871

	Fixed rate financial liabilities		*Financial liabilities on which no interest is paid*
	Weighted average interest rate %	*Weighted average period for which rate is fixed Months*	*Weighted average period until maturity Months*
Currency			
Sterling	11.9	54	1
EU currencies (excluding Sterling)	2.2	15	28
US dollars	8.5	21	6
Other currencies	3.1	16	—
	2.5	16	11

As at 28 February 2003:

	Floating rate financial liabilities £000	*Fixed rate financial liabilities £000*	*Financial liabilities on which no interest is paid £000*	*Total £000*
Currency				
Sterling	32,901	111	6,503	39,515
EU currencies (excluding Sterling)	—	56	16,027	16,083
US dollars	35,126	33	14,923	50,082
Other currencies	—	42	760	802
	68,027	242	38,213	106,482

Currency	Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed Months	Financial liabilities on which no interest is paid: Weighted average period until maturity Months
Sterling	29.3	56	19
EU currencies (excluding Sterling)	5.0	41	7
US dollars	10.5	20	7
Other currencies	3.1	27	5
	16.5	43	9

As at 28 February 2002:

Currency	Floating rate financial liabilities £000	Fixed rate financial liabilities £000	Financial liabilities on which no interest is paid £000	Total £000
Sterling	50,978	91	20,599	71,668
EU currencies (excluding Sterling)	—	—	16,642	16,642
US dollars	—	72	1,804	1,876
Other currencies	—	71	—	71
	50,978	234	39,045	90,257

Currency	Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed Months	Financial liabilities on which no interest is paid: Weighted average period until maturity Months
Sterling	9.4	14	14
EU currencies (excluding Sterling)	—	—	16
US dollars	11.7	17	15
Other currencies	3.5	38	—
	8.3	22	15

Interest rate risk profile of financial assets

	2004 Other fixed asset investments £000	2004 Cash at bank and in hand £000	2004 Total £000	2003 Other fixed asset investments £000	2003 Cash at bank and in hand £000	2003 Total £000	2002 Other fixed asset investments £000	2002 Cash at bank and in hand £000	2002 Total £000
Currency									
Sterling	391	458	849	373	148	521	988	10,405	11,393
EU currencies (excluding Sterling)	81	2,959	3,040	81	3,584	3,665	81	5,969	6,050
US dollars	—	2,213	2,213	—	2,354	2,354	—	1,517	1,517
Other currencies	—	1,370	1,370	—	1,354	1,354	—	1,903	1,903
	472	7,000	7,472	454	7,440	7,894	1,069	19,794	20,863
No interest	472	113	585	454	82	536	1,069	1,080	2,149
Floating rate	—	6,017	6,017	—	7,233	7,233	—	18,465	18,465
Fixed rate	—	870	870	—	125	125	—	249	249
	472	7,000	7,472	454	7,440	7,894	1,069	19,794	20,863

Cash at bank and in hand includes deposits placed with banks at overnight money market rates.

Maturity of group financial liabilities

	2004 Borrowings and finance leases £000	2004 Consideration for acquisitions £000	2004 Total £000	2003 Borrowings and finance leases £000	2003 Consideration for acquisitions £000	2003 Total £000	2002 Borrowings and finance leases £000	2002 Consideration for acquisitions £000	2002 Total £000
In one year or less and on demand	4,284	7,457	11,741	8,350	25,248	33,598	21,598	15,185	36,783
In more than one year but not more than two years	53,348	—	53,348	2,161	8,442	10,603	67	12,215	12,282
In more than two years but not more than five years	1,501	2,281	3,782	59,085	3,196	62,281	30,874	10,318	41,192
	59,133	9,738	68,871	69,596	36,886	106,482	52,539	37,718	90,257

Borrowing facilities

The Incepta Group had an undrawn committed facility of £42.4 million available at 29 February 2004 (2003 – £34.8 million; 2002 – £45.0 million) in respect of which all conditions precedent had been met at that date. This relates to an unsecured £92.5 million five year revolving loan multi-currency facility arranged through Lloyds TSB Bank plc which bears interest of between 1 per cent. and 3.1 per cent. above LIBOR and was due to expire in September 2005.

On 21 March 2003, the Incepta Group entered into a further £9.5 million loan note guarantee facility with Lloyds TSB Bank plc, which was due to expire in September 2005. This facility can also be utilised by way of multi-currency revolving loans subject to a subsidiary guarantee arrangement being put in place prior to any loan utilisation.

On 30 April 2004, the Incepta Group extended the term of both of the above facilities such that they now expire in March 2007. In addition, the amount of the revolving loan multi-currency facility was reduced from £92.5 million to £82.5 million to reflect the proceeds from the rights issue and issue for cash (note 20).

Fair values of financial assets and liabilities

The fair values of primary financial instruments held or issued to finance the Incepta Group's operations, as determined by market values or calculated by discounting expected future cash flows at prevailing interest rates, were not materially different to their carrying values as at 29 February 2004, 28 February 2003 and 28 February 2002.

Currency exposures

The Incepta Group faces foreign currency exposures on translation of the net assets and results of its overseas subsidiaries and on trading transactions undertaken in foreign currencies.

The Incepta Group's balance sheet translation exposure is managed by partially matching foreign currency assets with foreign currency intercompany loans. The Incepta Group does not hedge its results translation exposures as these are accounting rather than cash exposures. Foreign currency results are translated at average exchange rates to reduce the effect of any short term currency fluctuations.

The Incepta Group also has transactional currency exposures which may arise when revenues and expenses are principally denominated in currencies other than the operating currency of the operating unit involved in the transaction. The Incepta Group has not to date hedged against transactional currency exposures as they have not been material.

Gains and losses arising from these currency exposures are recognised in the statement of total recognised gains and losses. The table below shows the Incepta Group's transactional currency exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures arise from monetary assets and monetary liabilities of the Incepta Group that are not denominated in the operating currency of the operating unit involved.

As at 29 February 2004:

	Net foreign currency monetary assets/(liabilities)				
Functional currency of Group operation	*Sterling £000*	*EU currencies (excluding Sterling) £000*	*US dollars £000*	*Other currencies £000*	*Total £000*
Sterling	—	(2,060)	(1,272)	4,854	1,522
EU currencies (excluding Sterling)	(33)	—	23	—	(10)
US dollars	(668)	(20)	—	—	(688)
Other currencies	(6)	—	(720)	—	(726)
Total	(707)	(2,080)	(1,969)	4,854	98

As at 28 February 2003:

	Net foreign currency monetary assets/(liabilities)				
Functional currency of Group operation	*Sterling £000*	*EU currencies (excluding Sterling) £000*	*US dollars £000*	*Other currencies £000*	*Total £000*
Sterling	—	(6,940)	(7,571)	2,623	(11,888)
EU currencies (excluding Sterling)	(45)	—	(6)	—	(51)
US dollars	(460)	48	—	—	(412)
Other currencies	6	—	167	—	173
Total	(499)	(6,892)	(7,410)	2,623	(12,178)

As at 28 February 2002:

	Net foreign currency monetary assets/(liabilities)				
Functional currency of Group operation	*Sterling £000*	*EU currencies (excluding Sterling) £000*	*US dollars £000*	*Other currencies £000*	*Total £000*
Sterling	—	(11,665)	8,456	(762)	(3,971)
EU currencies (excluding Sterling)	(119)	—	(4)	—	(123)
US dollars	(22)	6	—	—	(16)
Other currencies	2	—	140	(535)	(393)
Total	(139)	(11,659)	8,592	(1,297)	(4,503)

27. Acquisitions

(a) *Acquisitions in the year ended 29 February 2004*

On 25 April 2003, Incepta purchased for total consideration of €1 an 80 per cent. interest in the trade and assets of Hoffman Reiser Schalt DDB Werbeagentur GmbH, a German specialist advertising business.

On 1 July 2003, Incepta acquired the trade and assets of The 19/20 Partnership, a design business based in Northern Ireland. Initial consideration comprised £189,000 in cash. Maximum deferred consideration, subject to Incepta's future performance, amounts to £260,000 payable in cash.

Goodwill arising on all acquisitions in the year has been capitalised (note 12).

The aggregate book values and fair values of assets and liabilities acquired as a result of these acquisitions were as follows:

	Book value £000	*Fair value adjustments* £000	*Fair value* £000
Tangible fixed assets	77	(52)	25
Work in progress	73	—	73
Debtors	514	(171)	343
Net cash at bank and in hand	59	—	59
Creditors	(308)	(212)	(520)
	415	(435)	(20)
Goodwill			499
Total cost			479
Comprising:			
Cash			189
Deferred contingent consideration			111
Costs			179
			479

The fair value adjustments to tangible fixed assets were made to ensure consistency of accounting policies. The fair value adjustment to debtors reflects write downs to estimated realisable value. The fair value adjustment to creditors represents accruals for unrecorded liabilities. All fair values are provisional awaiting final determination of the balances acquired.

(b) *Acquisitions in the year ended 28 February 2003*

On 1 March 2002, Incepta acquired for total consideration of £1 the trade and assets of Hyperlink, an online and interactive marketing services agency.

On 1 August 2002, Incepta purchased the entire issued and outstanding common stock of Markowitz & McNaughton Inc., a US based business intelligence consultancy, for initial consideration of US$2,550,000 paid in cash and the issue of 940,278 new ordinary shares in Incepta. A maximum of US$7,000,000 will be paid in a mixture of cash and shares of Incepta, dependent on future financial performance.

On the same day, Incepta purchased the trade and assets of Glover Associates International, Inc., a security and investigations consultancy based in the US. Initial consideration comprised US$540,000 in cash and 135,595 new ordinary shares in Incepta. Maximum deferred consideration payable, subject to Incepta's future performance, amounts to US$600,000 payable in cash.

The Incepta Group acquired the entire issued and outstanding share capital of PR Force Public Relations & Press Relations NV, and PR Force Netherlands B.V., public relations consultancies based in Brussels and Amsterdam on 1 August 2002. The initial consideration amounted to €4,600,000 in cash and 1,419,496 new ordinary shares in Incepta. Subject to future performance, a maximum deferred consideration of €14,400,000 will be paid in cash and shares in the proportion 57 per cent. and 43 per cent. respectively.

On 1 September 2002, Incepta acquired the business and assets of Cosmic Blender, Inc., a Boston US based integrated marketing services company, for initial consideration of US$1,000,000 in cash. A maximum of US$4,000,000 of deferred consideration will be paid in cash dependent upon Incepta's future performance.

On 1 October 2002, Incepta purchased the entire issued and outstanding common stock of Lindquist. Forensics & Partners Inc., a US based forensic accounting consultancy, for initial consideration of US$800,000 paid in cash. Subject to future performance, maximum deferred consideration of US$650,000 will be paid in cash.

Goodwill arising on all acquisitions in the year has been capitalised (note 12).

The aggregated book values and fair values of assets and liabilities acquired as a result of these acquisitions were as follows:

	Book value	*Fair value adjustments*	*Fair value*
	£000	*£000*	*£000*
Tangible fixed assets	337	(6)	331
Work in progress	3	—	3
Debtors	1,631	(107)	1,524
Obligations under finance leases	(21)	—	(21)
Net cash at bank and in hand	462	—	462
Bank loans and overdrafts	(60)	—	(60)
Creditors	(1,549)	(16)	(1,565)
	803	(129)	674
Goodwill			14,615
Total cost			15,289
Comprising:			
Cash			6,341
Shares			662
Deferred contingent consideration			7,681
Costs			605
			15,289

The fair value adjustments to tangible fixed assets were made to ensure consistency of accounting policies. The fair value adjustment to debtors reflects write downs to estimated realisable value and an adjustment to ensure consistency of accounting policies. The fair value adjustment to creditors represents accruals for unrecorded liabilities. All fair values are provisional awaiting final determination of the balances acquired.

(c) *Acquisitions in the year ended 28 February 2002*

Effective 1 March 2001, Incepta purchased the entire issued share capital of Beaumark Limited, a UK public affairs company, for initial consideration of £50,000 paid in cash. A maximum deferred consideration of £150,000 is payable 33 per cent. in cash and 67 per cent. in new ordinary shares of Incepta, dependent on future financial performance.

Also effective 1 March 2001, Incepta purchased the entire issued share capital of First Financial Communications B.V., an integrated financial communications consultancy in The Netherlands. Initial consideration comprised NLG7.5 million in cash and 2,155,456 new ordinary shares in Incepta. Maximum deferred consideration payable subject to future financial performance amounts to NLG10.5 million, of which NLG5.25 million is payable in cash.

The Incepta Group acquired the business and assets of Media Strategy, Inc. and Media Strategy Training Center, Inc., together known as MSI Strategy Communications, a Chicago based communications consultancy, effective 1 May 2001. Initial consideration amounted to US$728,000 in cash and 963,545 new ordinary shares in Incepta. Subject to future financial performance, a maximum deferred consideration of US$1.6 million will be paid, of which US$832,000 is payable in cash.

Effective 1 June 2001, Incepta acquired the business and assets of Gunpowder Srl, a Milan-based integrated marketing services company, for initial consideration of Lire 11.7 billion in cash and 4,214,666 new ordinary shares in Incepta. A maximum deferred consideration of Lire 19.2 billion will be paid, of which up to Lire 8.6 billion is payable in cash, dependent upon the company's future financial performance.

Effective 1 August 2001, Incepta acquired 100 per cent. of the share capital of Karen Earl Limited and Redmandarin Limited, two leading UK sponsorship consultancies.

Karen Earl Limited was purchased for initial consideration of £1,789,000 in loan notes and 1,945,288 in new ordinary shares in Incepta. Further consideration of £48,000 in new ordinary shares and £72,000 in loan notes is payable in July 2002. Subject to future financial performance a maximum deferred consideration of £3,480,000 will be paid in loan notes and/or new ordinary shares in Incepta at its discretion.

Redmandarin Limited was purchased for initial consideration of £470,000 in loan notes and £80,000 in cash. Dependent upon future financial performance, a maximum deferred consideration of £2,950,000 will be paid in new ordinary shares in Incepta and/or loan notes at its discretion.

Also effective 1 August 2001, the Incepta Group acquired The Wire Telephone Interviewing Services Limited, a UK company, for initial consideration of £1. A maximum deferred consideration of £473,000 will be paid in cash subject to future financial performance.

The Incepta Group purchased the trade and assets of Admaster, Inc. and Masterapproach, LLC, two New York based advertising and marketing services companies, effective 1 August 2001. Initial consideration was US$2,612,000 in new ordinary shares in Incepta, of which US$1,306,000 are to be issued in January 2003, and cash of US$2,612,000.

Incepta acquired the entire issued share capital of Sanchís Comunicación S.L., HM y Sanchís Consultores de Comunicación, S.L. and Sanchís Communicaçao Consultores de Imagem e Communicaçao, Ltda, effective 1 September 2001, a communications network in Spain and Portugal. Incepta paid Euro 4,492,000 as initial consideration in cash. Dependent upon future financial performance, a maximum deferred consideration of Euro 15,943,000 is payable in cash and/or new ordinary shares of Incepta at its discretion.

Effective 1 October 2001, Incepta acquired 100 per cent. of the issued share capital of Hauck Research Services Limited, a UK research consultancy, for initial consideration of £1,037,000 in cash and loan notes of £2,963,000. A maximum deferred consideration of £8,350,000 is payable in cash, loan notes and new ordinary shares in Incepta subject to the future financial performance of the company.

The Incepta Group purchased the trade and assets of Tangozebra Limited, an online digital marketing agency based in London, effective 6 November 2001, for consideration of £111,000 in cash.

Effective 1 January 2002, the Incepta Group acquired Global Intelligence & Security, LLC, a recently incorporated US business operating in the field of business intelligence. Initial consideration comprised US$3.0 million in cash and 764,459 new ordinary shares in Incepta. Maximum future consideration of US$40.5 million is payable, subject to future financial performance, in cash or a mixture of cash and shares at the discretion of Incepta.

Goodwill arising on all acquisitions in the year has been capitalised (note 12).

The aggregated book values and fair values of assets and liabilities acquired as a result of these acquisitions were as follows:

	Book value £000	Fair value adjustments £000	Fair value £000
Tangible fixed assets	2,184	(78)	2,106
Work in progress	5	—	5
Debtors	4,533	(292)	4,241
Obligations under finance leases	(63)	—	(63)
Net cash at bank and in hand	2,199	—	2,199
Creditors	(6,482)	(153)	(6,635)
Provisions	(94)	—	(94)
	2,282	(523)	1,759
Goodwill			44,666
Total cost			46,425

The fair value adjustments to tangible fixed assets were made to ensure consistency of accounting policies. The net fair value adjustment to debtors reflects write downs to estimated realisable value and an adjustment to ensure consistency of accounting policies. The fair value adjustment to creditors represents accruals for unrecorded liabilities. All fair values are provisional awaiting final determination of the balances acquired.

No material fair value adjustments were made during the year in respect of acquisitions in prior years.

28. Related party disclosures

(a) *Related party transactions for the year ended 29 February 2004*

The Incepta Group and its associates from time to time carry out consultancy work on behalf of each other's clients. During the year no such transactions occurred.

There was a dividend of £13,000 due from Capital Communications Kft relating to prior years as at 29 February 2004.

In February 2003, the Incepta Group announced the negotiation of revised earn-out terms relating to its acquisition of Sard Verbinnen & Co. Inc. (subsequently renamed Citigate Sard Verbinnen), on terms which significantly limited the dilutive impact for existing shareholders. Citigate Sard Verbinnen was acquired by Incepta in April 2000. The original acquisition terms included two deferred payments based upon the business' performance for the three years ended 28 February 2003 and the five years ending 28 February 2005. These deferred payments were originally payable wholly in shares. Both earn-outs have been settled through the payment of £8.0 million of cash on 31 March 2003 and the issue of 60 million new Incepta shares in two tranches, the first of 55 million 1p ordinary shares on 31 March 2003 and the residual 1 million 5p ordinary shares on 1 April 2005.

There were no further related party transactions during the year.

(b) *Related party transactions for the year ended 28 February 2003*

The Incepta Group and its associates from time to time carry out consultancy work on behalf of each other's clients. During the year no such transactions occurred.

There was a dividend of £11,000 due from Capital Communications Kft relating to prior years as at 28 February 2003.

There were no further related party transactions during the year.

(c) *Related party transactions for the year ended 28 February 2002*

The Incepta Group and its associates during the year carried out consultancy work on behalf of each other's clients. Aggregate amounts included in turnover and cost of sales in the consolidated profit and loss account in respect of these transactions were: Capital Communications Kft (Turnover: £5,000; Cost of sales: nil), NBS Spolka z.o.o. (Turnover: nil; Cost of sales: £64,000).

There was a dividend of £11,000 due from Capital Communications Kft of which £6,000 relates to the current year, and a trading balance of £28,000 due to NBS Spolka z.o.o. as at 28 February 2002.

There were no further related party transactions during the year.

29. Commitments

Annual commitments under non-cancellable operating leases are as follows:

	2004		*2003*		*2002*	
	Land and buildings £000	*Other £000*	*Land and buildings £000*	*Other £000*	*Land and buildings £000*	*Other £000*
Operating leases which expire:						
within one year	786	132	517	209	662	181
within two to five years	6,606	488	6,472	556	6,778	331
after five years	1,630	2	2,468	8	2,501	18
	9,022	622	9,457	773	9,941	530

30. Contingencies

Consideration for acquisitions

Under the terms of certain acquisition agreements, additional consideration is payable by Incepta and certain of its subsidiary undertakings contingent on the future financial performance of the acquired entities. The estimated amount of such contingent consideration is included in Provisions for Liabilities and Charges and shares to be issued (notes 19 and 21).

Guarantees

In connection with the Incepta Group's banking and borrowing facilities with Lloyds TSB Bank plc (note 26), Incepta and certain of its subsidiary undertakings have entered into cross-guarantee and indemnity arrangements with Lloyds TSB Bank plc, HSBC Bank plc, JPMorganChase, Scotiabank Europe plc and The Co-operative Bank plc.

31. Principal subsidiary undertakings and associates

Name	*Country of incorporation/ principal operation*	*Directly owned by the Company*	*Class of business*
Principal subsidiary undertakings at 29 February 2004			
Citigate Dewe Rogerson Limited	England		FCC
Citigate Public Affairs Limited	England		FCC
Citigate DVL Smith Limited	England	✔	FCC
Citigate Communications Limited	England	✔	FCC
Citigate MARCHCom Limited	England	✔	FCC
Citigate Albert Frank Limited	England		Adv
Finex Communications Group plc	England	✔	MS
Dynamo Marketing Limited	England	✔	MS
Hauck Research Services Limited	England	✔	MS
JKD Communications Limited	England	✔	MS
Karen Earl Sponsorship Limited	England	✔	MS
Park Avenue Productions plc	England	✔	MS
The RED Consultancy Group Limited	England	✔	MS
Redmandarin Limited	England	✔	MS
Citigate Lloyd Northover Limited	England		MS
Citigate Publishing Limited	England		MS
Incepta Online Limited	England		H
Citigate SMARTS Limited	Scotland		FCC, Adv, MS
Citigate Northern Ireland Limited	Northern Ireland		FCC, MS
Citigate Holdings GmbH	Germany	✔	H
Citigate Dewe Rogerson GmbH	Germany	#	FCC
Citigate SEA GmbH & Co KG	Germany		Adv
Citigate Demuth GmbH	Germany		FCC, Adv, MS
Hoffman Schalt Werbeagentur GmbH	Germany		Adv
Citigate Gramma AB	Sweden	✔	FCC
Citigate Training & Internal Communication Srl	Italy	✔	Adv
Citigate Gunpowder Srl	Italy	✔	MS
Citigate Sanchis SL	Spain	✔	FCC
Citigate First Financial B.V.	The Netherlands	✔	FCC
PR Force Netherlands B.V.	The Netherlands	*	FCC
PR Force Public Relations & Press Relations NV	Belgium	✔	FCC
Incepta Group Inc	USA	✔	H
Citigate Inc	USA		
Citigate Albert Frank[1]	USA		Adv, MS
Citigate Sard Verbinnen Inc	USA		FCC
Citigate Cunningham Inc	USA		FCC
Citigate Dewe Rogerson Inc (trading as Citigate Financial Intelligence)	USA		FCC
Citigate Global Intelligence & Security, LLC	USA		FCC
Citigate Hudson Inc	USA		FCC
Citigate Broad Street Inc	USA		MS
Citigate Markowitz & McNaughton, Inc.	USA		FCC
Cosmic Blender, Inc.	USA		MS
Citigate Asia Limited	Hong Kong		
Citigate Dewe Rogerson[2]	Hong Kong		FCC
Citigate Lloyd Northover[2]	Hong Kong		MS
Citigate Albert Frank Limited	Hong Kong		Adv

1 Trades as a division of Citigate Inc

2 Trades as a division of Citigate Asia Limited

 # Owned 5 per cent. directly and 95 per cent. indirectly

* Owned 30 per cent. directly and 70 per cent. indirectly

FCC = Financial & Corporate Communications

Adv = Advertising

MS = Marketing Services

H = Holding Company

Name	Country of incorporation/ principal operation	Directly owned by the Company	Class of business
Principal subsidiary undertakings at 29 February 2004			
Citigate Dewe Roberson i.MAGE Pte Ltd	Singapore	✔	FCC
Citigate Su Yeang Design Pte Ltd	Singapore	✔	MS
Citigate Dewe Rogerson Communications Private Limited	India	✔	FCC
Citigate South Africa (Pty) Limited	South Africa		FCC, Adv, MS
Associates at 29 February 2004			
Capital Communications Kft	Hungary		FCC
NBS Spolka z.o.o.	Poland		FCC

All of the above subsidiary undertakings are wholly owned with the exception of Citigate Albert Frank Limited Hong Kong (90 per cent. owned) and Citigate South Africa (Pty) Limited (75 per cent. owned).

All subsidiary undertakings and associates have financial year ends which are coterminous with that of Incepta Group plc with the exception of Capital Communications Kft and NBS Spolka z.o.o. which have 31 December year ends.

32. Directors remuneration and interests

(a) *Directors remuneration and interests for the year ended 29 February 2004*

The remuneration of each director for the year ended 29 February 2004 was as follows:

		Basic salary/ fees £	*Bonus* £	*Cash value of benefits in kind* £	*Compensation for loss of office* £	*Total emoluments 2004* £	*Total emoluments 2003* £	*Pension contributions 2004* £	*Pension contributions 2003* £
Executive directors									
Richard Nichols	(1)	281,250	—	13,455	—	294,705	288,323	34,167	27,500
Mike Butterworth	(2)	169,167	—	10,955	—	180,122	175,615	20,562	16,500
Anthony Carlisle	(3)	400,000	100,000	1,728	—	501,728	461,437	80,000	72,000
Non-executive directors									
David Wright*	(4)	80,000	—	—	40,000	120,000	577,302	—	21,917
Robert Alcock	(4)	35,000	—	—	—	35,000	35,000	—	—
Charles Good	(4)	25,000	—	—	—	25,000	25,000	—	—
Christian Strenger	(4)	25,000	—	—	—	25,000	25,000	—	—
Neil Mackay**		—	—	—	—	—	10,417	—	—
		1,015,417	100,000	26,138	40,000	1,181,555	1,598,094	134,729	137,917

* resigned from the board on 29 February 2004

** deceased 14 July 2002

(1) Richard Nichols, under his service contract, was paid an annual salary of £275,000 in the seven month period to 30 September 2003 and £290,000 in the five month period to 29 February 2004. Incepta also contributed 10 per cent. of annual salary to the executive's pension plan in the seven month period to 30 September 2003 and 15 per cent. of annual salary in the five month period to 29 February 2004. No bonus was payable for the year under review.

(2) Mike Butterworth, under his service contract, was paid an annual salary of £165,000 in the seven month period to 30 September 2003 and £175,000 in the five month period to 29 February 2004. Incepta also contributed 10 per cent. of annual salary to the executive's pension plan in the seven month period to 30 September 2003 and 15 per cent. of annual salary in the five month period to 29 February 2004. No bonus was payable for the year under review.

(3) Anthony Carlisle was the highest paid director for the year under review. Under his service contract, he was paid an annual salary of £400,000 for the year to 29 February 2004. Incepta also contributed 20 per cent. of annual salary to the executive's pension plan. Anthony Carlisle was also awarded a bonus of £100,000 in relation to his performance for the consultancy division of Citigate Dewe Rogerson in the year and his continued employment within the Incepta Group.

(4) In their capacity as non-executive directors to the Incepta Group, Charles Good and Christian Strenger received annual fees of £25,000. In his capacity as non-executive Chairman, David Wright received annual fees of £80,000. In addition to his remuneration, David Wright was paid £40,000 as compensation for loss of office following his resignation from the board on 29 February 2004. In his capacity as non-executive Deputy Chairman, Robert Alcock received annual fees of £35,000.

Shareholdings

The directors who served during the year held interests in the ordinary share capital of Incepta as follows:

	As at 1 March 2003	*As at 1 March 2003 (adjusted for share consolidation)*	*As at 29 February 2004*	*As at 5 May 2004*
Executive				
Richard Nichols	1,288,156	257,631	270,580	270,841
Mike Butterworth	127,392	25,478	32,851	33,112
Anthony Carlisle	7,765,979	1,553,196	1,611,433	1,611,433
Non-Executive				
David Wright*	10,938,184	2,187,637	2,175,767	n/a
Robert Alcock	202,833	40,567	51,034	51,295
Charles Good	4,765,689	953,138	1,143,765	1,143, 765
Christian Strenger	300,000	60,000	72,000	72,000

* resigned from the board on 29 February 2004

The above shareholdings were all beneficially held. The table above includes directors' interests in shares acquired through the Incepta Group plc All Employee Share Ownership Plan.

None of the directors has any other interest in the shares of Incepta or its subsidiaries.

Options

The directors' interests in share options under Incepta's share option schemes are included in the tables below:

Incepta Group plc Employee Share Option Scheme

The Incepta Group plc Employee Share Option Scheme was established on 4 November 1988 for a term of 10 years. Accordingly, no further options have been granted under the scheme during the current financial year. The table below summarises all outstanding options currently issued under the scheme. In normal circumstances, the options may be exercised at any time between the third and tenth anniversaries of their date of grant.

	Held on 1 March 2003	*Adjustment for rights issue and share consolidation*	*Lapsed during year*	*Held on 29 February 2004*	*Held on 5 May 2004*	*Exercise price per share (adjusted)*	*Exercisable between*
Employees							
Total by exercise price	80,000	(63,198)	(16,802)	—	—	147.60p	1 September 1996-2003
	40,000	(31,597)	—	8,403	8,403	59.50p	31 January 1998-2005
	900,000	(711,000)	—	189,000	189,000	50.00p	5 January 1999-2006
	146,000	(115,335)	—	30,665	30,665	97.60p	18 July 1999-2006
	420,000	(331,799)	(25,201)	63,000	63,000	101.90p	29 October 2000-2007
	1,586,000	(1,252,929)	(42,003)	291,068	291,068		

Incepta Group plc Executive Share Option Plan

The Incepta Group plc Executive Share Option Plan was established by Incepta at its Annual General Meeting on 3 July 1998, for a term of 10 years. In normal circumstances, the options may be exercised at any time between the third and tenth anniversaries of their date of grant, provided that performance conditions relating to earnings per share growth to which they are subject have been fufilled (see details above).

	Held on 1 March 2003	Lapsed prior to rights issue and share consolidation	Granted during year	Adjustment for rights issue and share consolidation	Lapsed post rights issue and shares consolidation	Held on 29 February 2004	Held on 5 May 2004	Exercisable price per share (adjusted)	Exercisable between
Directors									
Richard Nichols	1,000,000		—	(789,935)	—	210,065	210,065	116.63p	4 May 2002-2009
	—		850,000	(671,430)	—	178,570	178,570	74.97p	4 July 2006-2013
Mike Butterworth	—		500,000	(394,959)	—	105,041	105,041	74.97p	4 July 2006-2013
Employees									
Total by	707,216	(75,000)	—	(502,565)	(6,301)	123,350	123,350	110.66p	22 September 2001-2008
exercise price	2,025,000	(75,000)	—	(1,540,380)	(84,025)	325,595	325,595	116.63p	4 May 2002-2009
	1,775,000	(220,000)	—	(1,228,349)	—	326,651	221,617	264.20p	12 October 2002-2009
	91,000	—	—	(71,888)	—	19,112	19,112	614.08p	20 October 2003-2010
	75,000	—	—	(59,246)	—	15,754	15,754	170.18p	16 October 2004-2011
	—	—	6,400,000	(5,055,499)	—	1,344,501	1,344,501	74.97p	4 July 2006-2013
	5,673,216	(370,000)	7,750,000	(10,314,251)	(90,326)	2,648,639	2,543,605		

Incepta Group plc Executive Long Term Incentive Plan

The Incepta Group plc Executive Long Term Incentive Plan was established by Incepta at its Annual General Meeting on 7 July 2000, for a term of 10 years. In normal circumstances, the options may be exercised at any time between the third and tenth anniversaries of their date of grant to the extent that they have vested, provided that performance conditions relating to earnings per share growth to which they are subject have been fulfilled (see details above). Options will vest in respect of one third of the shares on each of the third, fourth and fifth anniversaries of the date of grant.

	Held on 1 March 2003	Lapsed prior to rights issue and share consolidation	Adjustment for rights issue and share consolidation	Granted during year	Lapsed post rights issue and shares consolidation	Held on 29 February 2004	Held on 5 May 2004	Exercisable price per share (adjusted)	Exercisable between
Directors									
Richard Nichols	300,000	—	(236,912)	—	—	63,088	63,088	170.00p	16 October 2004-2011
Mike Butterworth	300,000	—	(237,069)	—	—	62,931	62,931	348.00p	18 June 2004-2011
	200,000	—	(157,942)	—	—	42,058	42,058	170.00p	16 October 2004-2011
Anthony Carlisle	300,000	—	(236,912)	—	—	63,088	63,088	170.00p	16 October 2004-2011
David Wright	300,000	—	(236,912)	—	—	63,088	63,088	170.00p	16 October 2004-2011
Employees									
Total by	2,539,000	(365,000)	(1,736,182)	—	(5,252)	432,566	380,043	614.00p	20 October 2003-2010
exercise price	5,545,000	(425,000)	(4,054,933)	—	(26,137)	1,038,930	1,009,490	170.00p	16 October 2004-2011
	200,000	—	(158,036)	—	—	41,964	41,964	112.00p	15 August 2005-2012
	4,757,000	(43,000)	(3,729,065)	—	—	984,935	984,935	67.00p	12 November 2005-2012
	—	—	—	1,446,000	—	1,446,000	1,446,000	102.66p	14 October 2006-2013
	14,441,000	(833,000)	(10,783,963)	1,446,000	(31,389)	4,238,648	4,156,685		

Incepta Group Performance Share Plan

The Incepta Group Performance Share Plan was established by Incepta at its Annual General Meeting on 5 July 2002, for a term of 10 years. In normal circumstances, the options may be exercised at any time between the third and tenth anniversaries of their date of grant, provided that the performance conditions relating to earnings per share growth to which they are subject have been fulfilled (see details above). Vesting will occur in four equal tranches, on the third anniversary of grant and on the three subsequent anniversaries of this date.

	Held on 1 March 2003	Adjustment for rights issue and share consideration	Held on 29 February 2004	Held on 5 May 2004	Exerciser price per share (adjusted)	Exercisable between
Directors						
Richard Nichols	500,000	(394,773)	105,227	105,227	nil	1 November 2005-2012
Mike Butterworth	250,000	(197,387)	52,613	52,613	nil	1 November 2005-2012
Anthony Carlisle	500,000	(394,773)	105,227	105,227	nil	1 November 2005-2012
Employees						
Total	1,250,000	(986,937)	263,063	263,063	nil	1 November 2005-2012
	2,500,000	(1,973,870)	526,130	526,130		

Savings Related Option Schemes

The Incepta Group is committed to a philosophy of wide and deep share ownership. As such, the Incepta Group has introduced a Savings Related Share Option Scheme in each of the last six years to enable every employee to participate in the growth of the Incepta Group. There are no performance conditions relating to this scheme. The tables below summarise the current options issued and outstanding under each of the five current schemes.

Incepta Group plc 1999 Savings Related Share Option Scheme

	Held on 1 March 2003	*Lapsed during the year*	*Held on 29 February 2004*	*Held on 5 May 2004*	*Exercise price per share (adjusted)*	*Exercisable between*
Employees						
Total by exercise price	851,801	(851,801)	—	—	223.7p	1 January – 30 June 2003

Incepta Group plc 2000 Savings Related Share Option Scheme

	Held on 1 March 2003	*Lapsed during the year*	*Adjustment for rights issue and share consolidation*	*Held on 29 February 2004*	*Held on 5 May 2004*	*Exerciser price per share (adjusted)*	*Exercisable between*
Employees							
Total by exercise price	207,034	(36,244)	(136,341)	34,449	34,449	493.2p	1 January – 30 June 2004

Incepta Group plc 2001 Savings Related Share Option Scheme

	Held on 1 March 2003	*Lapsed during the year*	*Adjustment for rights issue and share consolidation*	*Held on 29 February 2004*	*Held on 5 May 2004*	*Exerciser price per share (adjusted)*	*Exercisable between*
Director							
David Wright	10,305	(10,305)	—	—	—	140.4p	1 January-30 June 2005
Employees							
Total by exercise price	1,129,144	(289,587)	(663,292)	176,265	176,265	140.4p	1 January-30 June 2005
	30,341	—	(23,975)	6,366	6,366	185.4p	1 January-30 June 2005
	136,968	(136,968)	—	—	—	150.0p	1 January-30 June 2004
	1,306,758	(436,860)	(687,267)	182,631	182,631		

Incepta Group plc 2002 Savings Related Share Option Scheme

	Held on 1 March 2003	*Lapsed during the year*	*Adjustment for rights issue and share consolidation*	*Held on 29 February 2004*	*Held on 5 May 2004*	*Exerciser price per share (adjusted)*	*Exercisable between*
Director							
Richard Nichols	23,429	—	(18,508)	4,921	4,921	57.6p	1 January-30 June 2006
Mike Butterworth	23,429	—	(18,508)	4,921	4,921	57.6p	1 January-30 June 2006
Employees							
Total by exercise price	3,766,172	(481,072)	(2,595,126)	689,974	689,974	57.6p	1 January-30 June 2006
	1,152,582	(193,068)	(758,002)	201,512	201,512	60.9p	1 January-30 June 2006
	4,965,612	(674,140)	(3,390,144)	901,328	901,328		

Incepta Group plc 2003 Savings Related Share Option Scheme

	Granted during the year	*Lapsed during the year*	*Held on 29 February 2004*	*Held on 5 May 2004*	*Exerciser price per share*	*Exercisable between*
Directors						
Richard Nichols	3,826	—	3,826	3,826	91.6p	1 January-30 June 2007
Mike Butterworth	5,639	—	5,639	5,639	91.6p	1 January-30 June 2007
Employees						
Total by exercise price	535,816	(25,373)	510,443	510,443	91.6p	1 January-30 June 2007
	152,537	(148)	152,389	152,389	97.3p	1 January-30 June 2007
	697,818	(25,521)	672,297	672,297		

Incepta Group plc All Employee Share Ownership Plan

In July 2001, Incepta introduced an All Employee Share Ownership Plan (AESOP). The plan, which is open to all employees, offers a tax efficient way for employees to purchase Incepta Group plc shares. Under the terms of the plan and subject to certain limits, a trust purchases and holds shares on behalf of the participants, using contributions made by the participants. For every five shares purchased in this way (partnership shares) participants are entitled to one matching share, purchased from contributions made by Incepta. The employees can withdraw the partnership shares from the plan at any time and the matching shares only after three years. There are no performance conditions relating to this plan.

Directors entitlement to matching shares as at 29 February 2004 were as follows:

	Entitlement to shares on 1 March 2003	*Purchased up to rights issue and share consolidation*	*Adjustment for rights issue and share consolidation*	*Purchased post rights issue and share consolidation*	*Entitlement to shares on 29 February 2004*
Directors					
Richard Nichols	1,641	1,031	(2,117)	131	686
Mike Butterworth	1,229	1,031	(1,809)	131	582
Robert Alcock	1,464	1,031	(1,997)	131	629
David Wright	1,641	1,031	(2,138)	131	665

Directors entitlement to dividend shares as at 29 February 2004 were as follows:

	Entitlement to shares on 1 March 2003	*Purchased up to rights issue and share consolidation*	*Adjustment for rights issue and share consolidation*	*Entitlement to shares on 29 February 2004*
Directors				
Richard Nichols	49	127	(140)	36
Mike Butterworth	—	101	(81)	20
Robert Alcock	28	116	(116)	28
David Wright	49	127	(141)	35

The number of matching and dividend shares held by the trust at 29 February 2004 was 47,724 with a market value of £62,041.

Other schemes

Certain former directors and employees of Citigate Communications Group Limited hold share options over Incepta's shares under separate schemes. The replacement option schemes resulted from options originally held under the Citigate Communications Group Limited Approved Executive Share Option Scheme and sought to place each option holder in a similar position to that which they were in before the acquisition by Incepta in March 1997. The shares in Incepta Group plc, over which these options have been granted, are already issued and are held by the Citigate Employee Share Trust. There were no current options outstanding under the approved scheme.

As a result of the deferred consideration payable under the acquisition of Citigate Communications Group Limited, the Citigate Employee Share Trust also issued the following unapproved share options on 1 July 1998.

Citigate Communications Group Limited Unapproved Executive Share Option Scheme

	Held on 1 March 2003	*Adjustment for rights issue and share consolidation*	*Exercised during the year*	*Held on 29 February 2004*	*Held on 5 May 2004*	*Exercise price per employee*	*Exercisable between*
Employees							
Total by exercise price	348,090	(274,834)	(23,256)	50,000	50,000	£1	1 January 1999 – 1 July 2005

Share price

The market price of Incepta Group plc shares as at 29 February 2004 was 130 pence per share. The price ranged from 48.79* pence per share to 134.25 pence per share during the financial year.

* adjusted to take account of the rights issue and share consolidation. The unadjusted price was 10.25 pence.

(b) *Directors remuneration and interests for the year ended 28 February 2003*

The remuneration of each director for the year ended 28 February 2003 was as follows:

		Basic salary/ fees £	*Bonus* £	*Cash value of benefits in kind* £	*Compensation for loss of office* £	*Total emoluments 2003* £	*Total emoluments 2002* £	*Pension contributions 2003* £	*Pension contributions 2002* £
Executive directors									
Richard Nichols	(1)	275,000	—	13,323	—	288,323	252,708	27,500	25,000
Mike Butterworth*	(2)	165,000	—	10,615	—	175,615	111,026	16,500	10,930
Anthony Carlisle	(3)	360,000	100,000	1,437	—	461,437	332,880	72,000	66,000
Kevin Steeds**		—	—	—	—	—	307,104	—	9,748
Non-executive directors									
David Wright	(4)	250,763	—	2,148	324,391	577,302	351,576	21,917	35,000
Robert Alcock***	(5)	35,000	—	—	—	35,000	32,083	—	—
Charles Good	(5)	25,000	—	—	—	25,000	25,000	—	—
Christian Strenger***	(5)	25,000	—	—	—	25,000	22,916	—	—
Neil Mackay****	(5)	10,417	—	—	—	10,417	25,000	—	—
		1,146,180	100,000	27,523	324,391	1,598,094	1,460,293	137,917	146,678

* appointed to the board on 18 June 2001

** resigned from the board on 12 September 2001

*** appointed to the board on 1 April 2001

**** deceased 14 July 2002

(1) Richard Nichols, under his service contract, was paid an annual salary of £275,000 in the year to 28 February 2003. Incepta also contributed 10 per cent. of annual salary to the executive's pension plan. No bonus was payable for the year under review.

(2) Mike Butterworth, under his service contract, was paid an annual salary of £165,000 in the year to 28 February 2003. Incepta also contributed 10 per cent. of annual salary to the executive's pension plan. No bonus was payable for the year under review.

(3) Anthony Carlisle was the highest paid director for the year under review. Under his service contract, he was paid an annual salary of £340,000 for the period from 1 March 2002 to 31 October 2002 and £400,000 for the period from 1 November 2002 to 28 February 2003. Incepta also contributed 20 per cent. of annual salary to the executive's pension plan. Anthony Carlisle was also awarded a bonus of £100,000 in relation to his performance for the consultancy division of Citigate Dewe Rogerson in the year.

(4) David Wright, under his previous service contract, was paid an annual salary of £360,000 for the period from 1 March 2002 to 9 October 2002 (an amount of £219,173), when he changed his role from that of Executive Chairman to non-executive Chairman. During this period Incepta also contributed 10 per cent. of annual salary to the executive's pension plan. Under the salary sacrifice arrangements in place, he elected to direct £19,300 of his annual salary to his pension during the period. No bonus was payable for this period. In his capacity as non-executive Chairman for the period from 10 October 2002 to 28 February 2003, David Wright received annual fees of £80,000 (an amount of £31,590) but no further pension contributions were paid. In addition to his remuneration, David Wright was paid £324,391 as compensation for loss of office following the change in his role from that of Executive Chairman to non-executive Chairman, including £36,000 in respect of pension contributions.

(5) In their capacity as non-executive directors to the Incepta Group, Charles Good and Christian Strenger received annual fees of £25,000. In his capacity as a non-executive Deputy Chairman, Robert Alcock received annual fees of £35,000. Neil Mackay received an annual fee of £25,000 for the period from 1 March 2002 to 14 July 2002, the date of his death.

Shareholdings

The directors who served during the year held interests in the ordinary share capital of Incepta as follows:

	As at 1 March 2002	*As at 28 February 2003*	*As at 7 May 2003*
Executive			
Richard Nichols	1,080,195	1,288,156	1,290,914
Mike Butterworth	40,000	127,392	130,151
Anthony Carlisle	7,765,979	7,765,979	7,765,979
Non-executive			
David Wright	10,530,223	10,938,184	10,940,942
Robert Alcock	69,894	202,833	205,591
Charles Good	3,465,689	4,765,689	4,765,689
Christian Strenger	—	300,000	300,000

The above shareholdings were all beneficially held, except that, at 1 March 2002, of those included in the holdings of Charles Good, 2,109,276 were non-beneficially held. The table above includes directors' interest in shares acquired through the Incepta Group plc All Employee Share Ownership Plan.

None of the directors has any other interest in the shares of Incepta or its subsidiaries.

Options

The directors' interests in share options under Incepta's share option schemes are included in the tables below:

Incepta Group plc Employee Share Option Scheme

The Incepta Group plc Employee Share Option Scheme was established on 4 November 1988 for a term of 10 years. Accordingly, no further options have been granted under the Scheme during the current financial year. The table below summarises all outstanding options currently issued under the scheme. In normal circumstances, the options may be exercised at any time between the third and tenth anniversaries of their date of grant.

	Held on 1 March 2002	*Exercised during the year*	*Held on 28 February 2003*	*Held on 7 May 2003*	*Exercise price per share*	*Exercisable between*
Employees						
Total by exercise price	140,000	(60,000)	80,000	80,000	31.00p	1 September 1996-2003
	40,000	—	40,000	40,000	12.50p	31 January 1998-2005
	1,100,000	(200,000)	900,000	900,000	10.50p	5 January 1999-2006
	146,000	—	146,000	146,000	20.50p	18 July 1999-2006
	530,000	(110,000)	420,000	420,000	21.40p	29 October 2000-2007
	1,956,000	(370,000)	1,586,000	1,586,000		

Incepta Group plc Executive Share Option Plan

The Incepta Group plc Executive Share Option Plan was established by Incepta at its Annual General Meeting on 3 July 1998, for a term of 10 years. In normal circumstances, the options may be exercised at any time between the third and tenth anniversaries of their date of grant, provided that performance conditions relating to earnings per share growth to which they are subject have been fulfilled.

	Held on 1 March 2002	*Exercised during the year*	*Lapsed during the year*	*Held on 28 February 2003*	*Held on 7 May 2003*	*Exercise price per share*	*Exercisable between*
Director							
Richard Nichols	1,000,000	—	—	1,000,000	1,000,000	24.50p	4 May 2002-2009
Employees							
Total by exercise price	760,000	(52,784)	—	707,216	632,216	23.25p	22 September 2001-2008
	2,025,000	—	—	2,025,000	1,950,000	24.50p	4 May 2002-2009
	2,185,000	—	(410,000)	1,775,000	1,675,000	55.50p	12 October 2002-2009
	200,000	—	(200,000)	—	—	100.50p	25 January 2003-2010
	150,000	—	(59,000)	91,000	91,000	129.00p	20 October 2003-2010
	75,000	—	—	75,000	75,000	35.75p	16 October 2004-2011
	6,395,000	(52,784)	(669,000)	5,673,216	5,423,216		

Incepta Group plc Executive Long Term Incentive Plan

The Incepta Group plc Executive Long Term Incentive Plan was established by Incepta at its Annual General Meeting on 7 July 2000, for a term of 10 years. In normal circumstances, the options may be exercised at any time between the third and tenth anniversaries of their date of grant to the extent that they have vested, provided that performance conditions relating to earnings per share growth to which they are subject have been fulfilled. Options will vest in respect of one third of the shares on each of the third, fourth and fifth anniversaries of the date of grant.

	Held on 1 March 2002	*Granted during the year*	*Lapsed during the year*	*Held on 28 February 2003*	*Held on 7 May 2003*	*Exercise price per share*	*Exercisable between*
Directors							
David Wright	300,000	—	—	300,000	300,000	35.75p	16 October 2004-2011
Richard Nichols	300,000	—	—	300,000	300,000	35.75p	16 October 2004-2011
Mike Butterworth	300,000	—	—	300,000	300,000	73.00p	18 June 2004-2011
	200,000	—	—	200,000	200,000	35.75p	16 October 2004-2011
Anthony Carlisle	300,000	—	—	300,000	300,000	35.75p	16 October 2004-2011
Employees							
Total by exercise price	2,989,000	—	(450,000)	2,539,000	2,339,000	129.00p	20 October 2003-2010
	5,635,000	—	(90,000)	5,545,000	5,410,000	35.75p	16 October 2004-2011
	—	4,757,000	—	4,757,000	4,757,000	14.00p	12 November 2005-2012
	—	200,000	—	200,000	200,000	23.50p	15 August 2005-2012
	10,024,000	4,957,000	(540,000)	14,441,000	14,106,000		

Incepta Group Performance Share Plan

The Incepta Group Performance Share Plan was established by Incepta at its Annual General Meeting on 5 July 2002, for a term of 10 years. In normal circumstances, the options may be exercised at any time between the third and tenth anniversaries of their date of grant, provided that the performance conditions relating to earnings per share growth to which they are subject have been fulfilled. Vesting will occur in four equal tranches, on the third anniversary of grant and on the three subsequent anniversaries of this date.

	Granted during the year	*Held on 28 February 2003*	*Held on 7 May 2003*	*Exercise price per share*	*Exercisable between*
Directors					
Richard Nichols	500,000	500,000	500,000	nil	1 November 2005-2012
Mike Butterworth	250,000	250,000	250,000	nil	1 November 2005-2012
Anthony Carlisle	500,000	500,000	500,000	nil	1 November 2005-2012
Employees					
Total	1,250,000	1,250,000	1,250,000	nil	1 November 2005-2012
	2,500,000	2,500,000	2,500,000		

The above grants were made on 1 November 2002 when the market price of Incepta's shares was 14 pence.

Savings Related Option Schemes

The Incepta Group is committed to a philosophy of wide and deep share ownership. As such, the Incepta Group has introduced a Savings Related Share Option Scheme in each of the last five years to enable every employee to participate in the growth of the Incepta Group. There are no performance conditions relating to this scheme. The tables below summarise the current options issued and outstanding under each of the five schemes.

Incepta Group plc 1998 Savings Related Share Option Scheme

	Held on 1 March 2002	*Exercised during the year*	*Lapsed during the year*	*Held on 28 February 2003*	*Held on 7 May 2003*	*Exercise price per share*	*Exercisable between*
Employees							
Total by exercise date	215,417	(215,417)	—	—	—	15.2p	1 January-30 June 2002
	12,746	(12,746)	—	—	—	15.2p	1 February-30 July 2002
	228,163	(228,163)	—	—	—		

Incepta Group plc 1999 Savings Related Share Option Scheme

	Held on 1 March 2002	*Exercised during the year*	*Lapsed during the year*	*Held on 28 February 2003*	*Held on 7 May 2003*	*Exercise price per share*	*Exercisable between*
Employees							
Total by exercise price	3,096	(3,096)	—	—	—	50.0p	1 January-30 June 2002
	1,028,379	(10,221)	(166,357)	851,801	851,801	47.0p	1 January-30 June 2003
	1,031,475	(13,317)	(166,357)	851,801	851,801		

Incepta Group plc 2000 Savings Related Share Option Scheme

	Held on 1 March 2002	*Lapsed during the year*	*Held on 28 February 2003*	*Held on 7 May 2003*	*Exercise price per share*	*Exercisable between*
Employees						
Total by exercise price	373,052	(166,018)	207,034	199,741	103.6p	1 January-30 June 2004
	138,485	(138,485)	—	—	110.0p	1 January-30 June 2003
	511,537	(304,503)	207,034	199,741		

Incepta Group plc 2001 Savings Related Share Option Scheme

	Held on 1 March 2002	*Lapsed during the year*	*Held on 28 February 2003*	*Held on 7 May 2003*	*Exercise price per share*	*Exercisable between*
Directors						
David Wright	10,305	—	10,305	10,305	29.50p	1 January – 30 June 2005
Richard Nichols	10,305	(10,305)	—	—	29.50p	1 January – 30 June 2005
Mike Butterworth	10,305	(10,305)	—	—	29.50p	1 January – 30 June 2005
Employees						
Total by exercise price	1,635,121	(505,977)	1,129,144	1,090,502	29.50p	1 January – 30 June 2005
	31,265	(924)	30,341	30,341	38.95p	1 January – 30 June 2005
	214,886	(77,918)	136,968	136,968	31.50p	1 January – 30 June 2004
	1,912,187	(605,429)	1,306,758	1,268,116		

Incepta Group plc 2002 Savings Related Share Option Scheme

	Granted during the year	Lapsed during the year	Held on 28 February 2003	Held on 7 May 2003	Exercise price per share	Exercisable between
Directors						
Richard Nichols	23,429	—	23,429	23,429	12.10p	1 January-30 June 2006
Mike Butterworth	23,429	—	23,429	23,429	12.10p	1 January-30 June 2006
Employees						
Total by exercise price	3,833,334	(67,162)	3,766,172	3,739,624	12.10p	1 January-30 June 2006
	1,182,194	(29,612)	1,152,582	1,152,582	12.50p	1 January-30 June 2006
	5,062,386	(96,774)	4,965,612	4,939,064		

Incepta Group plc All Employee Share Ownership Plan

In July 2001, Incepta introduced an All Employee Share Ownership Plan (AESOP). The plan, which is open to all employees, offers a tax efficient way for employees to purchase Incepta Group plc shares. Under the terms of the plan and subject to certain limits, a trust purchases and holds shares on behalf of the participants, using contributions made by the participants. For every five shares purchased in this way (partnership shares) participants are entitled to one matching share, purchased from contributions made by Incepta. The employees can withdraw the partnership shares from the plan at any time and the matching shares only after three years. There are no performance conditions relating to this plan.

Directors entitlement to matching shares as at 28 February 2003 were as follows; David Wright 1,641, Richard Nichols 1,641, Mike Butterworth 1,229 and Robert Alcock 1,464. The award of partnership shares occurs throughout the year. The average share price for the year is disclosed below.

The number of matching shares held by the trust at 28 February 2003 was 113,635 with a market value of £13,000.

Other schemes

Certain former directors and employees of Citigate Communications Group Limited hold share options over Incepta's shares under separate schemes. The replacement option schemes resulted from options originally held under the Citigate Communications Group Limited Approved Executive Share Option Scheme and sought to place each option holder in a similar position to that which they were in before the acquisition by Incepta in March 1997. The shares in Incepta Group plc, over which these options have been granted, are already issued and are held by the Citigate Employee Share Trust. There were no current options outstanding under the approved scheme.

As a result of the deferred consideration payable under the acquisition of Citigate Communications Group Limited, the Citigate Employee Share Trust also issued the following unapproved share options on 1 July 1998. The unapproved options may be exercised after 31 January 1999 and only if there has been no exercise prior to 1 February 1999 of the approved replacement option as detailed above.

Citigate Communications Group Limited Unapproved Executive Share Option Scheme

	Held on 1 March 2002	Held on 28 February 2003	Held on 7 May 2003	Exercise price per employee	Exercisable between
Employees	348,090	348,090	348,090	£1	1 February 1999-1 July 2005

Share price

The market price of Incepta Group plc shares as at 28 February 2003 was 11.5 pence per share. The price ranged from 11.5 pence per share to 68.0 pence per share during the financial year.

(c) *Directors remuneration and interests for the year ended 28 February 2002*

The remuneration of each director for the year ended 28 February 2002 was as follows:

		Basic salary/ fees	*Bonus*	*Cash value of benefits in kind*	*Compensation for loss of office*	*Total emoluments 2002*	*Total emoluments 2001*	*Pension contributions 2002*	*Pension contributions 2001*
		£	£	£	£	£	£	£	£
Executive directors									
David Wright	(1)	350,000	—	1,576	—	351,576	603,065	35,000	30,000
Richard Nichols	(2)	250,000	—	2,708	—	252,708	360,134	25,000	18,000
Mike Butterworth*	(3)	109,295	—	1,731	—	111,026	—	10,930	—
Anthony Carlisle	(4)	330,000	—	2,880	—	332,880	502,469	66,000	60,000
Kevin Steeds**	(5)	98,050	—	2,194	206,860	307,104	351,686	9,748	17,500
Non-executive directors	(6)								
Neil Mackay		25,000	—	—	—	25,000	18,000	—	—
Charles Good		25,000	—	—	—	25,000	18,000	—	—
Robert Alcock***		32,083	—	—	—	32,083	—	—	—
Christian Strenger***		22,916	—	—	—	22,916	—	—	—
Bob Morton****		—	—	—	—	—	25,000	—	—
		1,242,344	—	11,089	206,860	1,460,293	1,878,354	146,678	125,500

Aggregate notional gains made by directors on share options exercised during the year ended 28 February 2002 were £284,353 (David Wright £11,969, Richard Nichols £86,792 and Kevin Steeds £185,592). Details of these are disclosed under the relevant share option schemes as set out below.

* appointed to the board on 18 June 2001

** resigned from the board on 12 September 2001

*** appointed to the board on 1 April 2001

**** resigned from the board on 31 March 2001

(1) David Wright was the highest paid director for the year under review. Under his service contract, he was paid a salary of £350,000 in the year to 28 February 2002. Incepta also contributed 10 per cent. of annual salary to the executive's pension plan. Under the salary sacrifice arrangements in place, he elected to direct £16,300 of his annual salary to his pension. No bonus was payable for the year under review.

(2) Richard Nichols, under his service contract, was paid an annual salary of £250,000 in the year to 28 February 2002. Incepta also contributed 10 per cent. of annual salary to the executive's pension plan. No bonus was payable for the year under review.

(3) Mike Butterworth joined the board on 18 June 2001. Accordingly the information in the table above reflects only eight and a half months of his actual annual remuneration. Under his service contract, he was paid an annual salary of £155,000 in the year to 28 February 2002. Incepta also contributed 10 per cent. of annual salary to the executive's pension plan. No bonus was payable for the year under review.

(4) Anthony Carlisle, under his service contract, was paid an annual salary of £330,000 in the year to 28 February 2002. Incepta also contributed 20 per cent. of annual salary to the executive's pension plan. No bonus was payable for the year under review.

(5) Kevin Steeds resigned from the board on 12 September 2001. Accordingly the information in the table above reflects only six and a half months of his actual annual remuneration. Under his service contract, he was paid an annual salary of £185,000 in the year to 28 February 2002. Incepta also contributed 10 per cent. of annual salary to the executive's pension plan. Under the salary sacrifice arrangements in place, he elected to direct £9,250 of his annual salary to his pension.

In addition to his remuneration listed above, Kevin Steeds was paid £206,860 as compensation for loss of office as a director following his resignation, including £21,860 in respect of pension contributions.

(6) In their capacity as non-executive directors to the Incepta Group, Neil Mackay, Charles Good and Christian Strenger received annual fees of £25,000. In his capacity as a non-executive Deputy Chairman, Robert Alcock received annual fees of £35,000. The fees in respect of Robert Alcock and Christian Strenger were only payable for the period from 1 April 2001, the date of their appointment as nonexecutive directors, to 28 February 2002. No fees were payable to Bob Morton for the period from 1 March 2001 to 31 March 2001, the date of his resignation as a non-executive director.

Shareholdings

The directors who served during the year held interests in the ordinary share capital of Incepta as follows:

	As at 1 March 2001 or subsequent date of appointment	*As at 28 February 2002*	*As at 7 May 2002*
Executive			
David Wright	10,490,028	10,530,223	10,530,741
Richard Nichols	800,000	1,080,195	1,080,713
Mike Butterworth**	—	40,000	40,000
Anthony Carlisle	12,765,979	7,765,979	7,765,979
Kevin Steeds***	3,773,397	n/a*	n/a*
Non-executive			
Neil Mackay	508,181	560,182	560,182
Charles Good	3,265,689	3,465,689	3,465,689
Robert Alcock****	—	69,894	95,412
Christian Strenger****	—	—	—
Bob Morton*****	12,000,000	n/a*	n/a*

* not applicable as not a serving director at that date

** appointed to the board on 18 June 2001

*** resigned from the board on 12 September 2001

**** appointed to the board on 1 April 2001

***** resigned from the board on 31 March 2001

The above shareholdings were all beneficially held except for 2,109,276 ordinary shares attributable to Charles Good and 192,034 ordinary shares attributable to Neil Mackay which were non-beneficially held. Included in the holding of Bob Morton as at 1 March 2001 are 2,500,000 shares held by Southwind Limited, an investment company which is ultimately owned by a trust established by Mr Morton for the benefit of his children. The table above includes directors' interest in shares acquired through the Incepta Group plc All Employee Share Ownership Plan.

None of the directors has any other interest in the shares of Incepta or its subsidiaries.

Options

The directors' interests in share options under Incepta's share option schemes are included in the tables below:

Incepta Group plc Employee Share Option Scheme

The Incepta Group plc Employee Share Option Scheme was established on 4 November 1988 for a term of 10 years. Accordingly, no further options have been granted under the Scheme during the current financial year. The table below summarises all outstanding options currently issued under the scheme. In normal circumstances, the options may be exercised at any time between the third and tenth anniversaries of their date of grant.

	Held on 1 March 2001	*Exercised during the year*	*Held on 28 February 2002*	*Held on 7 May 2002*	*Exercise price per share*	*Exercisable between*
Director						
Richard Nichols	120,000	(120,000)	—	—	21.40p	29 October 2000-2007
Employees						
Total by exercise price	140,000	—	140,000	140,000	31.00p	1 September 1996-2003
	40,000	—	40,000	40,000	12.50p	31 January 1998-2005
	1,500,000	(400,000)	1,100,000	900,000	10.50p	5 January 1999-2006
	146,000	—	146,000	146,000	20.50p	18 July 1999-2006
	650,000	(120,000)	530,000	530,000	21.40p	29 October 2000-2007
	2,596,000	(640,000)	1,956,000	1,756,000		

Richard Nichols made a notional gain of £72,720 on the exercise of the above share options during the year. The market price of Incepta's shares at the date of exercise was 82.0 pence.

Incepta Group plc Executive Share Option Plan

The Incepta Group plc Executive Share Option Plan was established by Incepta at its Annual General Meeting on 3 July 1998, for a term of 10 years. In normal circumstances, the options may be exercised at any time between the third and tenth anniversaries of their date of grant, provided that performance conditions relating to earnings per share growth to which they are subject have been fulfilled.

	Held on 1 March 2001	*Granted during the year*	*Exercised during the year*	*Lapsed during the year*	*Held on 28 February 2002*	*Held on 7 May 2002*	*Exercise price per share*	*Exercisable between*
Director								
Richard Nichols	1,000,000	—	—		1,000,000	1,000,000	24.50p	4 May 2002-2009
Employees								
Total by exercise price	825,000	—	(55,000)	(10,000)	760,000	760,000	23.25p	22 September 2001-2008
	2,175,000	—	—	(150,000)	2,025,000	2,025,000	24.50p	4 May 2002-2009
	2,185,000	—	—		2,185,000	2,185,000	55.50p	12 October 2002-2009
	200,000	—	—		200,000	200,000	100.50p	25 January 2003-2010
	150,000		—	—	150,000	150,000	129.00p	20 October 2003-2010
		75,000	—		75,000	75,000	35.75p	16 October 2004-2011
	6,535,000	75,000	(55,000)	(160,000)	6,395,000	6,395,000		

Incepta Group plc Executive Long Term Incentive Plan

The Incepta Group plc Executive Long Term Incentive Plan was established by Incepta at its Annual General Meeting on 7 July 2000, for a term of 10 years. In normal circumstances, the options may be exercised at any time between the third and tenth anniversaries of their date of grant to the extent that they have vested, provided that performance conditions relating to earnings per share growth to which they are subject have been fulfilled. Options will vest in respect of one third of the shares on each of the third, fourth and fifth anniversaries of the date of grant.

	Held on 1 March 2001	*Granted during the year*	*Lapsed during the year*	*Held on 28 February 2002*	*Held on 7 May 2002*	*Exercise price per share*	*Exercisable between*
Directors							
David Wright	—	300,000	—	300,000	300,000	35.75p	16 October 2004-2011
Richard Nichols	—	300,000	—	300,000	300,000	35.75p	16 October 2004-2011
Mike Butterworth	—	300,000	—	300,000	300,000	73.00p	18 June 2004-2011
	—	200,000	—	200,000	200,000	35.75p	16 October 2004-2011
Anthony Carlisle	—	300,000	—	300,000	300,000	35.75p	16 October 2004-2011
Employees							
Total by exercise price	3,174,000	—	(185,000)	2,989,000	2,989,000	129.00p	20 October 2003-2010
	—	5,635,000	—	5,635,000	5,635,000	35.75p	16 October 2004-2011
	3,174,000	7,035,000	(185,000)	10,024,000	10,024,000		

The Incepta Group is committed to a philosophy of wide and deep share ownership. As such, the Incepta Group has introduced a Savings Related Share Option Scheme in each of the last four years to enable every employee to participate in the growth of the Incepta Group. The tables below summarise the current options issued and outstanding under each of the four schemes.

Incepta Group plc 1998 Savings Related Share Option Scheme

	Held on 1 March 2001	*Exercised during the year*	*Lapsed during the year*	*Held on 28 February 2002*	*Held on 7 May 2003*	*Exercise price per share*	*Exercisable between*
Directors							
David Wright	38,240	(38,240)	—	—	—	15.2p	1 January-30 June 2002
Richard Nichols	38,240	(38,240)	—	—	—	15.2p	1 January-30 June 2002
Kevin Steeds	38,240	(38,240)	—	—	—	15.2p	1 January-30 June 2002
Employees							
Total by exercise date	1,826,581	(1,528,778)	(82,386)	215,417	45,487	15.2p	1 January-30 June 2002
	12,746	—	—	12,746	12,746	15.2p	1 February-30 July 2002
	7,648	(7,648)	—	—	—	15.2p	1 July-31 December 2002
	1,961,695	(1,651,146)	(82,386)	228,163	58,233		

During the year David Wright, Richard Nichols and Kevin Steeds made notional gains of £11,969, £14,072 and £13,499 respectively on the exercise of the above share options.

The market price of Incepta's shares at the date of the exercises was 46.5 pence, 52.0 pence and 50.5 pence respectively.

Incepta Group plc 1999 Savings Related Share Option Scheme

	Held on 1 March 2001	*Exercised during the year*	*Lapsed during the year*	*Held on 28 February 2002*	*Held on 7 May 2003*	*Exercise price per share*	*Exercisable between*
Directors							
David Wright	5,771	—	(5,771)	—	—	47.0p	1 January-30 June 2003
Richard Nichols	5,771	—	(5,771)	—	—	47.0p	1 January-30 June 2003
Employees							
Total by exercise price	169,827	—	(166,731)	3,096	3,096	50.0p	1 January-30 June 2002
	1,341,417*	(4,992)	(308,046)	1,028,379	1,016,425	47.0p	1 January-30 June 2003
	1,522,786	(4,992)	(486,319)	1,031,475	1,019,521		

* includes 5,771 relating to Kevin Steeds who was a director of Incepta at 1 March 2001 and resigned from the Board on 12 September 2001.

Incepta Group plc 2000 Savings Related Share Option Scheme

	Held on 1 March 2001	*Lapsed during the year*	*Held on 28 February 2002*	*Held on 7 May 2002*	*Exercise price per share*	*Exercisable between*
Directors						
David Wright	748	(748)	—	—	103.6p	1 January-30 June 2004
Richard Nichols	748	(748)	—	—	103.6p	1 January-30 June 2004
Kevin Steeds	748	(748)	—	—	103.6p	1 January-30 June 2004
Employees						
Total by exercise price	933,426	(560,374)	373,052	360,841	103.6p	1 January-30 June 2004
	281,183	(142,698)	138,485	134,749	110.0p	1 January-30 June 2003
	11,114	(11,114)	—	—	139.5p	1 January-30 June 2004
	1,227,967	(716,430)	511,537	495,590		

Incepta Group plc 2001 Savings Related Share Option Scheme

	Granted during the year	*Lapsed during the year*	*Held on 28 February 2002*	*Held on 7 May 2002*	*Exercise price per share*	*Exercisable between*
Directors						
David Wright	10,305	—	10,305	10,305	29.50p	1 January-30 June 2005
Richard Nichols	10,305	—	10,305	10,305	29.50p	1 January-30 June 2005
Mike Butterworth	10,305	—	10,305	10,305	29.50p	1 January-30 June 2005
Employees						
Total by exercise price	1,646,713	(11,592)	1,635,121	1,622,241	29.50p	1 January-30 June 2005
	34,212	(2,947)	31,265	31,265	38.95p	1 January-30 June 2005
	214,886	—	214,886	214,886	31.50p	1 January-30 June 2004
	1,926,726	(14,539)	1,912,187	1,899,307		

Other schemes

Certain former directors and employees of Citigate Communications Group Limited hold share options over Incepta's shares under separate schemes. The replacement option schemes resulted from options originally held under the Citigate Communications Group Limited Approved Executive Share Option Scheme and sought to place each option holder in a similar position to that which they were in before the acquisition by Incepta in March 1997. The shares in Incepta Group plc, over which these options have been granted, are already issued and are held by the Citigate Employee Share Trust. The tables below summarise the current options outstanding under these two schemes.

Citigate Communications Group Limited Approved Executive Share Option Scheme

	Held on 1 March 2001	*Exercised during the year*	*Held on 28 February 2002*	*Held on 7 May 2002*	*Exercise price per share*	*Exercisable between*
Director						
Kevin Steeds	216,098	(216,098)	—	—	4.86p	25 April 1998-2005

Kevin Steeds made a notional gain of £172,093 on the exercise of the above share options during the year. The market price of Incepta Shares at the date of exercise was 84.5 pence.

As a result of the deferred consideration payable under the acquisition of Citigate Communications Group Limited, the Citigate Employee Share Trust also issued the following unapproved share options on 1 July 1998. The unapproved options may be exercised after 31 January 1999 and only if there has been no exercise prior to 1 February 1999 of the approved replacement option as detailed above.

Citigate Communications Group Limited Unapproved Executive Share Option Scheme

	Held on 1 March 2001	*Held on 28 February 2002*	*Held on 7 May 2002*	*Exercise price per share*	*Exercisable between*
Employees	348,090	348,090	348,090	£1	1 February 1999 – 1 July 2005

* includes 110,505 relating to Kevin Steeds who was a director of Incepta at 1 March 2001 and resigned from the board on 12 September 2001.

Incepta Group plc All Employee Share Ownership Plan

In July 2001, Incepta introduced an All Employee Share Ownership Plan (AESOP). The plan, which is open to all employees, offers a tax efficient way for employees to purchase Incepta Group plc shares. Under the terms of the plan and subject to certain limits, a trust purchases and holds shares on behalf of the participants, using contributions made by the participants. For every five shares purchased in this way (partnership shares) participants are entitled to one matching share, purchased from contributions made by Incepta. The employees can withdraw the partnership shares from the plan at any time and the matching shares only after three years.

The number of matching shares held by the trust at 28 February 2002 was 23,337 with a market value of £10,735.

Share price

The market price of Incepta Group plc shares as at 28 February 2002 was 46.0 pence per share. The price ranged from 27.5 pence per share to 106.0 pence per share during the financial year.

SECTION B – UNAUDITED FINANCIAL INFORMATION ON INCEPTA

The following is a copy of the full text of Incepta's unaudited interim results for the six months ended 31 August 2004 which were published on 14 October 2004:

"Throughout the following narrative, references to operating profit, operating margins, profit before tax, earnings per share and cash inflow from operating activities have been disclosed before goodwill and prior period exceptional items in order to highlight the underlying performance of the Group.

CHAIRMAN AND CHIEF EXECUTIVE'S STATEMENT

Overview

Our performance in the six months to 31 August 2004 reflects our Group positioning and an overall improvement in market conditions, with a modest improvement in levels of investor confidence and corporate activity as well as a gradual recovery in levels of marketing spend. Overall our businesses have performed well, further improving their strong market shares, and they have now started to benefit from their inherent operational leverage. The Group is now seeing a return to growth, both for gross income and, more markedly, profitability, following the period of stabilisation we experienced last year.

Our inherent operational leverage means that the Group will benefit strongly from any continuing improvement in market conditions. Longer term, our positioning in below-the-line activities such as public relations, direct marketing and promotional marketing, will ensure that we benefit as client spend continues its migration away from traditional consumer advertising to these below-the-line activities.

Financial review

In the first half to 31 August 2004, gross income was £75.8 million, up 3 per cent. against both the first and the second half of last year on a constant currency basis. On a reported exchange rate basis, which reflects the negative impact of the weaker dollar and euro, gross income fell 1 per cent. compared with the same period last year.

Operating profit was £8.1 million, 12 per cent. higher than the first half of last year and 17 per cent. higher than the second half of last year on a constant currency basis. On a reported exchange rate basis, the increases were 9 per cent. and 13 per cent. respectively. Overall operating margins have returned to double digits at 10.6 per cent. (first half 2003/04: 9.7 per cent.). The improved margin reflects underlying growth in gross income combined with our continuing active cost control.

Profit before tax increased by 7 per cent. to £6.3 million and diluted earnings per share were 2.11 pence. In line with our normal practice, no interim dividend is being paid.

There were no exceptional items in the period.

Cash inflow from operating activities amounted to £2.2 million. Cash conversion (of operating profit to operating cash flows) was below the first half of last year primarily as a result of timing differences of £2.2 million relating to advance payments from two clients which were received just prior to last year end. The cash conversion percentage is expected to return to normal levels by the end of the financial year.

Significant headroom exists between the level of net debt at the end of the period (£65.5 million) and the committed medium-term bank facilities that we have in place (£92 million). We expect net debt to fall to below £60 million by the end of this financial year. Earn-out commitments have been further reduced during the period and the total commitment for earn-outs is now estimated to be relatively insignificant at only £7.4 million (cash or loan notes £3.8 million; shares to be issued £3.6 million), which is payable over the next three years.

Financial & Corporate Communications

This division increased market share and delivered underlying revenue growth with a significant improvement in profitability.

Gross income in our Financial & Corporate Communications division was £35.4 million, marginally ahead of the first half of last year but up 6 per cent. compared to the second half of last year on a constant currency basis. On a reported exchange rate basis, gross income decreased 5 per cent. compared to the same period last year but was ahead of the second half of last year. Levels of investor confidence and corporate activity have seen some improvement. IPO activity has continued at reasonable levels, particularly in the first quarter, although mergers and acquisition levels have remained subdued globally, particularly for large and mid-sized corporates.

Operating margins in the division improved significantly to 10.0 per cent. in the first half of the year reflecting the underlying growth in gross income, the impact of recent cost reduction programmes and the elimination of trading losses at Citigate Global Intelligence ('CGI'). Without the impact of the break-even trading at CGI, operating margins would have been 11.7 per cent..

Our Financial & Corporate Communications businesses are underpinned by their significant retained client base. We have seen good growth in the retained client base and increased programmes for a number of clients such as T-Mobile, Morrisons, Investec, MBIA, Group 4 Securicor, Halfords, Halifax General Insurance and Macquarie Bank. We have demonstrated our strong market position in the European IPO market with projects including Postbank, Premier Foods, Telecinco, Halfords, eircom, Findexa, EFES, Zentiva and Wincor Nixdorf.

We have advised on transactions with a value in excess of £90 billion including: RMC on its proposed acquisition by CEMEX; Metro-Goldwyn-Mayer on its proposed acquisition by a consortium led by the Sony Corporation of America; National Grid Transco on it acquisition of Crown Castle UK and on its disposal of four gas distribution networks; Coors on its proposed merger of equals with Molson; Associated British Foods on its acquisition of certain food businesses from Burns, Philip & Company; Interbrew on its acquisition of a controlling stake in SUN Interbrew in Russia; bondholders in British Energy; Electricidada de Portugal on its acquisition of Hydrocantabrico and its rights issue; Sony Music on its merger with Bertlesmann Music Group; MGM MIRAGE on its agreement to acquire Mandalay Resort Group, creating the world's largest gaming company; Securicor on its merger with Group 4 Falck; Bitburger on its brewery acquisitions following Carlsberg's acquisition of Holsten; and Yates Group on its MBO.

CGI, our business and competitive intelligence business, has seen stronger trading conditions during the first half and has achieved break-even trading for the period.

Whilst revenue visibility has only improved modestly during the first half, the recent improvement in investor confidence and corporate activity gives us confidence that the momentum experienced in the first half will be maintained going into the second half.

Marketing Services

This division's gross income increased by 8 per cent. to £31.5 million compared to the same period last year (on a constant currency basis) reflecting a gradual recovery in levels of overall marketing spend.

The reduction in Marketing Services division's operating margins to 10.2 per cent. reflects a weak performance from our two events businesses and the first quarter performance from Incepta Marketing Intelligence. Operating margins are expected to strengthen in the second half of the year as a result of the recovery in these three businesses and as we continue to benefit from the increase in overall marketing spend.

Dynamo, Finex and The RED Consultancy continued to trade well with new client wins including Dell, McVities, Comet, Direct Line, Hay Group and Thistle Hotels. Our two leading sponsorship consultancies, Karen Earl and Redmandarin, enjoyed a strong half year working with clients such as Philips, Unilever, TNT and Bulldog. Incepta Online, our digital marketing business, had a strong first half with the launch of a number of new market leading services and client wins including NCP, Gallaher, The Royal Bank of Scotland, ING Baring, Gartner Group and Datamonitor. Incepta Marketing Intelligence experienced a difficult first quarter, although the level of commissions increased significantly in the second quarter, a trend which has continued into the second half. Both our events businesses, Citigate Broad Street in the US and Park Avenue in the UK, experienced a number of major project opportunities being deferred into the second half.

Specialist Advertising

The Specialist Advertising division's gross income was £9.4 million, a decrease of 2 per cent. compared to the same period last year on a constant currency basis. However, due to the cost reduction programmes initiated last year, operating margins nearly doubled to 13.8 per cent. (first half 2003/04: 7.5 per cent.) resulting in operating profits increasing by over 70 per cent. to £1.3 million compared with the first half of last year.

Our UK and US financial and corporate advertising businesses have continued to trade satisfactorily adding new clients, including AIB Business Banking, Alliance Trust Savings, UNUM Provident and Scope, to our existing high profile client base which includes New Star Asset Management, Investec and Scottish Widows. Our Continental European corporate advertising businesses (notably in Germany) experienced weak market conditions.

Our people

The reputation of our brands and loyalty of our clients have shown again that we are fortunate to employ some of the most talented and creative people in our sector. Their commitment and enthusiasm are the basis of our business and central to the growth of our revenues and our profitability. We thank them all wholeheartedly.

Outlook

Revenue visibility is showing signs of modest improvement and the return to profit growth is now underway. We remain confident that going forward, as long as market conditions continue the improvement seen in the first half, we will be able to maintain this momentum given our strong market positions and the inherent operational leverage in our businesses.

Francis Maude
Chairman

Richard Nichols
Chief Executive

14 October 2004

Consolidated summarised profit and loss account

For the half year ended 31 August 2004

	Note	*Unaudited Half year ended 31 August 2004 £000*	*Unaudited Half year ended 31 August 2003 £000*	*Audited Year ended 29 February 2004 £000*
Turnover		123,934	121,999	244,641
Rechargeable media and production costs		(33,303)	(30,792)	(62,564)
Revenue		90,631	91,207	182,077
Cost of sales		(14,782)	(14,334)	(28,058)
Gross income (gross profit)	2,3	75,849	76,873	154,019
Administrative expenses		(71,819)	(74,537)	(153,665)
Other operating income		588	494	1,132
Operating profit before goodwill amortisation and exceptional items	2,3	8,055	7,423	14,579
Goodwill amortisation		(3,437)	(2,661)	(4,679)
Exceptional items: Fixed asset impairments	4	—	—	(3,097)
Restructuring costs	4	—	(1,932)	(5,317)
Operating profit		4,618	2,830	1,486
Net interest payable		(1,773)	(1,573)	(2,949)
Profit on ordinary activities before goodwill amortisation, exceptional items and tax		6,282	5,850	11,630
Goodwill amortisation		(3,437)	(2,661)	(4,679)
Exceptional items: Fixed asset impairments	4	—	—	(3,097)
Restructuring costs	4	—	(1,932)	(5,317)
Profit/(loss) on ordinary activities before tax		2,845	1,257	(1,463)
Tax on profit/(loss) on ordinary activities	5	(1,947)	(1,570)	(2,989)
Profit/(loss) on ordinary activities after tax		898	(313)	(4,452)
Minority interests		(210)	41	41
Profit/(loss) attributable to group shareholders		688	(272)	(4,411)
Dividend		—	—	(1,886)
Profit/(loss) transferred to reserves		688	(272)	(6,297)
Earnings/(loss) per share	6			
Basic		0.37p	(0.20p)	(2.76p)
Diluted		0.35p	(0.20p)	(2.76p)
Basic before goodwill and exceptional items		2.19p	2.93p	4.90p
Diluted before goodwill and exceptional items		2.11p	2.49p	4.45p

Consolidated summarised balance sheet

As at 31 August 2004

	Note	*Unaudited* *As at* *31 August* *2004* £000	*Unaudited* *As at* *31 August* *2003* *(restated)** £000	*Audited* *As at* *29 February* *2004* *(restated)** £000
Fixed assets				
Intangible assets	7	290,790	311,657	290,185
Tangible assets		10,250	14,751	10,096
Investments		129	169	143
		301,169	326,577	300,424
Current assets				
Work in progress		2,056	1,990	1,385
Debtors		60,826	56,074	55,927
Cash at bank and in hand		11,140	10,531	7,000
		74,022	68,595	64,312
Creditors: amounts falling due within one year				
Borrowings		(6,882)	(3,229)	(4,284)
Other		(51,060)	(55,146)	(59,890)
		(57,942)	(58,375)	(64,174)
Net current assets		16,080	10, 220	138
Total assets less current liabilities		317,249	336,797	300,562
Creditors: amounts falling due after more than one year				
Borrowings		(69,731)	(70,277)	(54,849)
Other		(180)	(208)	(113)
		(69,911)	(70,485)	(54,962)
Provisions for liabilities and charges		(7,377)	(10,909)	(9,360)
Net assets		239,961	255,403	236,240
Equity shareholders' funds		239,587	255,264	236,103
Minority interests (equity)		374	139	137
Total equity capital employed		239,961	255,403	236,240

* restated for the adoption of UITF Abstract 38 (see Note 1)

Consolidated summarised cash flow statement

For the half year ended 31 August 2004

	Unaudited Half year ended 31 August 2004 £000	*Unaudited Half year ended 31 August 2003 £000*	*Audited Year ended 29 February 2004 £000*
Cash inflow from operating activities	355	3,193	13,647
Dividends received from associates	24		17
Returns on investments and servicing of finance	(1,887)	(1,874)	(3,059)
Taxation	(326)	(1,191)	(1,412)
Capital expenditure and financial investment	(2,126)	(2,144)	(3,756)
Acquisitions (including earn-out payments)	(2,823)	(21,405)	(23,325)
Equity dividends paid	(1,695)	(882)	(882)
Net cash outflow before financing	(8,478)	(24,303)	(18,770)
Financing	13,204	27, 296	17,538
Increase/(decrease) in cash	4,726	2,993	(1,232)

Reconciliation of operating profit to cash inflow from operating activities

	Unaudited Half year ended 31 August 2004 £000	*Unaudited Half year ended 31 August 2003 £000*	*Audited Year ended 29 February 2004 £000*
Operating profit	4,618	2,830	1,486
Goodwill amortisation	3,437	2,661	4,679
Depreciation	2,066	2,550	4,873
Net profit on disposal of fixed assets	—	(25)	(76)
Increase in working capital	(10,084)	(4,869)	(524)
Other non-cash items	318	46	3,209
Cash inflow from operating activities	355	3,193	13,647

Reconciliation of net cash flow to movement in net debt

	Unaudited Half year ended 31 August 2004 £000	*Unaudited Half year ended 31 August 2003 £000*	*Audited Year ended 29 February 2004 £000*
Increase/(decrease) in cash	4,726	2,993	(1,232)
Cash (inflow)/outflow from (increase)/decrease in debt	(13,180)	(1,074)	7,942
Issue costs of new bank loans	445	502	527
Movement in net debt resulting from cash flows	(8,009)	2,421	7,237
Inception of finance leases	(30)	(49)	(61)
Issue of loan notes for non-cash consideration	(3,774)	(3,345)	(3,345)
Other non-cash changes	(270)	(176)	(371)
Effect of foreign exchange	(1,257)	330	6,563
Movement in net debt	(13,340)	(819)	10,023
Opening net debt	(52,133)	(62,156)	(62,156)
Closing net debt	(65,473)	(62,975)	(52,133)

Statement of total recognised gains and losses

For the half year ended 31 August 2004

	Unaudited Half year ended 31 August 2004 £000	*Unaudited Half year ended 31 August 2003 £000*	*Audited Year ended 29 February 2004 £000*
Profit/(loss) attributable to group shareholders	688	(272)	(4,411)
Exchange differences on foreign currency net investments	2,468	1,763	(11,341)
Total recognised gains and losses	3,156	1,491	(15,752)

Reconciliation of movements in equity shareholders' funds

For the half year ended 31 August 2004

	Unaudited Half year ended 31 August 2004	*Unaudited Half year ended 31 August 2003 (restated)**	*Audited Year ended 29 February 2004 (restated)**
	£000	*£000*	*£000*
Profit/(loss) attributable to group shareholders	688	(272)	(4,411)
Dividend	—	—	(1,886)
	688	(272)	(6,297)
Other recognised gains and losses	2,468	1,763	(11,341)
Issue of shares net of issue costs	2,292	45,473	52,448
Net movement in estimated value of shares to be issued as consideration for acquisitions	(2,013)	(18,381)	(25,408)
Shares purchased by AESOP and employee benefit trusts	(6)	(78)	(98)
Employee share schemes credits	55	40	80
Net change in equity shareholders' funds	3,484	28,545	9,384
Opening equity shareholders' funds	236,103	227,092	227,092
Prior year adjustment for adoption of UITF Abstract 38 (see Note 1)	—	(373)	(373)
Opening equity shareholders' funds (as restated)	236,103	226,719	226,719
Closing equity shareholders' funds	239,587	255,264	236,103

* restated for the adoption of UITF Abstract 38 (see Note 1)

1. Basis of preparation

The consolidated interim financial statements, which were approved by the board on 14 October 2004, have been prepared under the accounting policies set out on pages 69 and 70 of the Group's 2004 Annual Report except that UITF Abstract 38: 'Accounting for ESOP Trusts' has been adopted for the first time in these interim financial statements. This has resulted in the reclassification of the Group's investment in own shares from investments to shareholders' funds. Following the implementation of UITF Abstract 38, the Group has restated its balance sheet for preceding periods resulting in a reduction in net assets of £373,000. There has been no impact on the profit and loss account for the half years ended 31 August 2004 and 31 August 2003 or the year ended 29 February 2004.

The information relating to the half years ended 31 August 2004 and 31 August 2003 is unaudited and does not constitute statutory accounts. The comparative figures for the financial year ended 29 February 2004 are not the company's statutory accounts for that financial year. Those accounts have been reported on by the company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2. Divisional analyses

Gross income (gross profit)

	Unaudited Half year ended 31 August 2004	*Unaudited Half year ended 31 August 2003 (restated)*	*Audited Year ended 29 February 2004 (restated)*
	£000	*£000*	*£000*
Financial & Corporate Communications	35,357	37,386	72,255
Marketing Services	31,500	29,800	60,941
Specialist Advertising	9,445	10,136	21,707
Intra-group trading	(453)	(449)	(884)
	75,849	76,873	154,019
Operating profit before goodwill amortisation and exceptional items			
Financial & Corporate Communications	3,528	2,621	4,212
Marketing Services	3,223	4,044	7,880
Specialist Advertising	1,304	758	2,487
	8,055	7,423	14,579

Following the consolidation of the Group's market research operations into a single entity through the formation of Incepta Marketing Intelligence, the results of certain market research businesses have been reclassified from Financial & Corporate Communications to Marketing Services. Prior period comparatives have been restated accordingly.

3. Geographical analyses

Gross income (gross profit)

	Unaudited Half year ended 31 August 2004	*Unaudited Half year ended 31 August 2003 (restated)*	*Audited Year ended 29 February 2004 (restated)*
	£000	*£000*	*£000*
UK	41,278	39,204	79,293
Rest of the world	35,024	38,118	75,610
Intra-group trading	(453)	(449)	(884)
	75,849	76,873	154,019
Operating profit before goodwill amortisation and exceptional items			
UK	4,976	4,568	8,247
Rest of the world	3,079	2,855	6,332
	8,055	7,423	14,579

4. Exceptional items

	Unaudited Half year ended 31 August 2004	*Unaudited Half year ended 31 August 2003 (restated)*	*Audited Year ended 29 February 2004 (restated)*
	£000	*£000*	*£000*
Restructuring costs:			
– redundancy	—	1,278	2,716
– property	—	654	2,166
– other	—	—	435
	—	1,932	5,317
Fixed asset impairments	—	—	3,097
	—	1,932	8,414

Exceptional restructuring costs in prior periods relate to a number of restructuring and cost reduction programmes.

Fixed asset impairments in prior periods relate to the write down of the carrying value of certain fixed assets held on the Group balance sheet following the directors' impairment review.

The tax effect of exceptional restructuring costs is £nil (first half 2003/04: £0.4 million; full year 2003/04: £0.9 million). Cash flow from operating activities includes cash outflows of £1.8 million (first half 2003/04: £2.5 million; full year 2003/04: £4.8 million) in respect of exceptional restructuring costs.

5. Tax on profit/(loss) on ordinary activities

The tax charge for the half year ended 31 August 2004 has been based on an estimated effective tax rate on profit on ordinary activities (excluding goodwill amortisation and exceptional items) for the full year of 31 per cent. (year ended 29 February 2004 – 33 per cent.).

6. Earnings per share

Earnings per share (EPS) has been calculated using the following:

	Unaudited Half year ended 31 August 2004		*Unaudited Half year ended 31 August 2003*		*Audited Year ended 29 February 2004*	
	Earnings £000	*Weighted average number of shares*	*(Loss)/ Earnings £000*	*Weighted average number of shares*	*(Loss)/ Earnings £000*	*Weighted average number of shares*
Basic	688	188,341,202	(272)	135,110,190	(4,411)	159,966,222
Diluted	688	195,134,485	(272)	135,110,190*	(4,411)	159,966,222*
Basic before goodwill and exceptional items	4,125	188,341,202	3,961	135,110,190	7,832	159,966,222
Diluted before goodwill and exceptional items	4,125	195,134,485	3,961	159,191,395	7,832	175,839,432

* Because the basic EPS results in a loss per share, FRS 14: 'Earnings per share' requires that the diluted EPS is calculated using the undiluted weighted average number of shares.

7. Intangible fixed assets

	Goodwill £000
At 1 March 2004	290,185
Goodwill arising on acquisitions in the period	151
Adjustments in relation to acquisitions in prior years	391
Goodwill amortisation	(3,437)
Foreign exchange movements	3,500
At 31 August 2004	290,790

8. Deferred consideration for acquisitions

Acquisitions made by the Group typically involve an earn-out arrangement whereby the consideration payable includes a deferred element that is contingent on the future financial performance of the acquired entity. No material contingent consideration will become payable unless the acquired entity delivers greater revenues or profits during the earn-out period than prior to acquisition.

Provisions for liabilities and charges include a provision for deferred consideration for acquisitions of £2.2 million (29 February 2004: £3.3 million) as at 31 August 2004. This represents the directors' best estimate of the amount expected to be payable in cash or loan notes. The estimated value of contingent consideration payable by issue of new ordinary shares in the Company of £2.1 million (29 February 2004: £2.8 million) is included in the balance sheet within equity shareholders' funds.

Maturity of estimated deferred consideration for acquisitions

	Cash or loan notes £000	*Shares to be issued £000*
Within one year	—	—
Between one and two years	212	1,077
Between two and three years	1,977	1,037
	2,189	2,114

In addition to the above amounts, Creditors falling due within one year and Shares to be issued include consideration for acquisitions of £1.6 million and £1.5 million (29 February 2004: £6.5 million and £2.7 million) respectively in respect of completed earn-out periods for which consideration (payable in either cash, loan notes or by the issue of new shares) has become due but has not yet been settled as at the period end.

INDEPENDENT REVIEW REPORT BY KPMG AUDIT PLC TO INCEPTA GROUP PLC

We have been engaged by the company to review the financial information comprising the Consolidated Summarised Profit and Loss Account, Consolidated Summarised Balance Sheet, Consolidated Summarised Cash Flow Statement, Statement of Total Recognised Gains and Losses, Reconciliation of Movements in Shareholders Funds, and associated notes to the financial statements, and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 August 2004.

KPMG Audit Plc
Chartered Accountants
London

14 October 2004"

SECTION C – RECONCILIATION OF MATERIAL DIFFERENCES IN ACCOUNTING POLICIES BETWEEN THE INCEPTA GROUP AND THE HUNTSWORTH GROUP

The tables below show adjustments made to the financial information included in Part III Section A of this document in respect of the Incepta Group, in order to restate the information on the basis of the accounting policies of the Huntsworth Group. Adjustments are recorded in respect of the following items. The adjustments do not have a cash effect and do not affect net debt.

1. The Incepta Group recognises deferred tax with discounting. Within the Huntsworth Group, deferred tax is measured on an undiscounted basis. This adjustment restates the Incepta Group's deferred tax balances and related P&L charge/credit on an undiscounted basis.

2. The Huntsworth Group was an early adopter of UITF 38, Accounting for ESOP trusts, for the purposes of its consolidated accounts at 31 December 2003. This adjustment applies UITF 38 to the Incepta Group balance sheet as at 29 February 2004, resulting in the restatement of its investments in own shares as a deduction from shareholders' equity rather than being included in fixed assets.

Incepta Group Profit and Loss Account

Consolidated profit and loss account

£000	*2002*	*Deferred Tax*	*2002*	*2003*	*Deferred Tax*	*2003*	*2004*	*Deferred Tax*	*2004*
Turnover	286,269		286,269	250,984		250,984	244,641		244,641
Cost of sales	(115,437)		(115,437)	(90,470)		(90,470)	(90,622)		(90,622)
Gross profit	170,832		170,832	160,514		160,514	154,019		154,019
Admin expenses (incl. Goodwill)	(157,736)		(157,736)	(187,822)		(187,822)	(153,665)		(153,665)
Other operating income	828		828	1,097		1,097	1,132		1,132
Operating profit/(loss)	13,924		13,924	(26,211)		(26,211)	1,486		1,486
Amounts written off investments	—		—	(1,720)		(1,720)	—		—
Net interest payable	(1,805)		(1,805)	(2,540)		(2,540)	(2,949)		(2,949)
Profit/(loss) on ordinary activities before tax	12,119		12,119	(30,471)		(30,471)	(1,463)		(1,463)
Tax on profit/(loss) on ordinary activities	(8,357)	(915)	(9,272)	(5,044)	177	(4,867)	(2,989)	149	(2,840)
Profit/(loss) on ordinary activities after tax	3,762	(915)	2,847	(35,515)	177	(35,338)	(4,452)	149	(4,303)
Minority interests	51		51	47		47	41		41
Profit/(loss) attributable to group shareholders	3,813	(915)	2,898	(35,468)	177	(35,291)	(4,411)	149	(4,262)
Dividend	(3,434)		(3,434)	(1,328)		(1,328)	(1,886)		(1,886)
Retained (loss)/profit for the financial year	379	(915)	(536)	(36,796)	177	(36,619)	(6,297)	149	(6,148)

G00126

Consolidated balance sheet

	2002 £000	Deferred Tax £000	2002 £000	2003 £000	Deferred Tax £000	2003 £000	2004 £000	Deferred Tax £000	Investment in own shares £000	2004 £000
Fixed Assets										
Intangible assets	340,054		340,054	311,260		311,260	290,185			290,185
Tangible assets	16,839		16,839	15,254		15,254	10,096			10,096
	356,893		356,893	326,514		326,514	300,281			300,281
Investments										
Investment in associates	78		78	78		78	62			62
Other investments	1,069		1,069	454		454	472		(391)	81
	1,147		1,147	532		532	534		(391)	143
	358,040		358,040	327,046		327,046	300,815			300,815
Current assets										
Work in progress	4,362		4,362	1,695		1,695	1,385			1,385
Debtors	59,970		59,970	54,170		54,170	55,927			55,927
Cash at bank and in hand	19,794		19,794	7,440		7,440	7,000			7,000
	84,126		84,126	63,305		63,305	64,312			64,312
Creditors: amounts falling due within one year	(103,308)		(103,308)	(82,147)		(82,147)	(64,174)			(64,174)
Net current liabilities	(19,182)		(19,182)	(18,842)		(18,842)	138			138
Total assets less current liabilities	338,858		338,858	308,204		308,204	300,953			300,953
Creditors: amounts falling due more than one year	(31,612)		(31,612)	(61,473)		(61,473)	(54,962)			(54,962)
Provisions for liabilities and charges	(29,994)	(915)	(30,909)	(19,478)	(738)	(20,216)	(9,360)	(539)		(9,899)
Net assets	277,252	(915)	276,337	227,253	(738)	226,515	236,631	(539)	(391)	235,701
Capital and reserves										
Called up share capital	4,716		4,716	5,310		5,310	9,358			9,358
Share premium account	38,542		38,542	38,895		38,895	63,020			63,020
Shares to be issued	68,174		68,174	30,954		30,954	5,546			5,546
Own shares			—			—			(391)	(391)
Merger reserve	130,585		130,585	142,943		142,943	166,354			166,354
Profit and loss account	35,158	(915)	34,243	8,990	(738)	8,252	(7,784)	(539)		(8,323)
Equity shareholders' funds	277,175	(915)	276,260	227,092	(738)	226,354	236,494	(539)	(391)	235,564
Minority interests (equity)	77		77	161		161	137			137
Total equity capital employed	277,252	(915)	276,337	227,253	(738)	226,515	236,631	(539)	(391)	235,701

000127

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London SE1 2AF

Phone 020 7951 2000
Fax: 020 7951 1345

The Directors
Huntsworth PLC
15-17 Huntsworth Mews
London NW1 6DD

Bridgewell Limited
Old Change House
128 Queen Victoria Street
London EC4V 4BJ

Numis Securities Limited
Cheapside House
38 Cheapside
London EC2V 6LH

17 March 2005

Dear Sirs

We report on the unaudited reconciliation in Section C of Part III of the financial information in respect of the Incepta Group set out in the comparative table on the basis of the accounting policies of Huntsworth.

Responsibility

It is the responsibility solely of the directors of Huntsworth to prepare the reconciliation of financial information in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority ("the Listing Rules"). It is our responsibility to form an opinion, as required by the Listing Rules, on the reconciliation of financial information and to report our opinion to you.

The reconciliation incorporates significant adjustments to the historical consolidated financial statements of the Incepta Group. The historical consolidated financial statements of Incepta for each of the three years ended 28 February 2002, 28 February 2003 and 29 February 2004 were prepared in accordance with UK GAAP and were audited by KPMG Audit plc who gave unqualified reports thereon. We do not take responsibility for the historical consolidated financial statements of the Incepta Group.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of the Incepta Group and its auditors to establish the accounting policies which were applied in the preparation of the historical underlying financial information, considering the evidence supporting the reconciliation and discussing the reconciliation with the directors of Huntsworth.

Opinion

In our opinion the reconciliation of financial information has been properly compiled on the basis stated and the adjustments made are appropriate for the purpose of presenting the financial information (as adjusted) on a basis consistent in all material respects with the accounting policies of Huntsworth.

Yours faithfully

Ernst & Young LLP

PART IV

Unaudited Pro Forma Statement of Net Assets

The following is an unaudited pro forma statement of consolidated net assets of the Group, prepared in accordance with the notes set out below. The unaudited pro forma statement of consolidated net assets has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Group. It has been prepared in order to show the effect on the combined net assets of the Group had the acquisition occurred on 31 December 2004.

The consolidated net assets of the Huntsworth Group at 31 December 2004 have been extracted without material adjustment from the published balance sheet of Huntsworth at 31 December 2004 as set out in Part II Section B of this document. The consolidated net assets of the Incepta Group at 31 August 2004 have been extracted without material adjustment from the unaudited interim financial statements of Incepta for the six months ended 31 August 2004 set out in Part III Section B of this document.

			Adjustments		
	Huntsworth Group's consolidated net assets at 31 December 2004 £m	*Incepta Group's consolidated net assets at 31 August 2004 £m*	*Acquisition (Note 1) £m*	*Fees relating to term facility for the Group (Note 2) £m*	*Pro forma Net assets of the Group £m*
Fixed assets					
Intangible assets	60.0	290.8	(109.7)		241.1
Tangible assets	2.7	10.3			13.0
Investments	—	0.1			0.1
	62.7	301.2	(109.7)	—	254.2
Current assets					
Work in progress	1.1	2.1			3.2
Debtors	18.1	60.8			78.9
Cash at bank and in hand	2.8	11.1	(4.3)	(1.0)	8.6
	22.0	74.0	(4.3)	(1.0)	90.7
Creditors: amounts falling due within one year					
Borrowings	(2.4)	(6.9)			(9.3)
Other	(19.4)	(51.0)			(70.4)
	(21.8)	(57.9)	—	—	(79.7)
Net current assets	0.2	16.1	(4.3)	(1.0)	11.0
Total assets less current liabilities	62.9	317.3	(114.0)	(1.0)	265.2
Creditors: amounts falling due after one year					
Borrowings	(6.9)	(69.7)			(76.6)
Other	—	(0.2)			(0.2)
	(6.9)	(69.9)	—	—	(76.8)
Provisions for liabilities and charges	(5.2)	(7.4)			(12.6)
Net Assets	50.8	240.0	(114.0)	(1.0)	175.8

Notes:

1. Goodwill arising on the acquisition has been calculated as follows:

	£ million
Consideration for 100 per cent. of the share capital of Incepta	127.5
Transaction costs (total expenses are estimated at £4.3 million of which £1.5 million relates to the issuing of new shares and will be charged to share premium)	2.8
	130.3
Net assets of Incepta	(240.0)
Elimination of historical goodwill	290.8
Goodwill arising on acquisition	181.1

Consideration has been calculated on the assumption that no new Incepta shares are issued as a result of the exercise of options granted, shares issued as consideration being 629.5 million new Huntsworth shares with a value of £127.5 million based on the closing price of 20.25 pence on 14 March 2005 (being the latest practicable date prior to the publication of this document).

Actual goodwill will reflect the value of the consideration and the fair value of the net assets on completion. The £109.7 million adjustment to goodwill shown in the pro forma statement represents the net of the elimination of historical Incepta goodwill of £290.8 million and £181.1 million goodwill arising on the acquisition of Incepta.

2. £1.0 million of fees and other costs incurred in relation to the new term facility for the Group are charged to the profit and loss account as exceptional items.

3. The table below summarises pro forma net debt for the Group:

			Adjustments		
	Huntsworth Group's consolidated net debt at 31 December 2004 £m	*Incepta Group's consolidated net debt at 31 August 2004 £m*	*Acquisition (Note 1) £m*	*Fees relating to term facility for the Group (Note 2) £m*	*Pro forma net debt of the Group £m*
Cash at bank and in hand	2.8	11.1	(4.3)	(1.0)	8.6
Creditors: amounts falling due within one year					
Bank loans and overdrafts	(0.2)	(0.7)			(0.9)
Obligations under finance leases	(0.1)	—			(0.1)
Loan notes	(2.1)	(6.2)			(8.3)
	(2.4)	(6.9)	—	—	(9.3)
Creditors: amounts falling due after one year					
Bank loans and overdrafts	(6.7)	(64.9)			(71.6)
Obligations under finance leases	(0.2)	(0.1)			(0.3)
Loan notes	—	(4.7)			(4.7)
	(6.9)	(69.7)	—	—	(76.6)
Net debt	(6.5)	(65.5)	(4.3)	(1.0)	(77.3)

4. No adjustments are required to harmonise the accounting policies of the Huntsworth Group and the Incepta Group as at 31 December 2004.

5. No adjustment has been made to the unaudited pro forma statement to reflect the trading results of the Huntsworth Group or the Incepta Group since the balance sheet dates shown, or to harmonise the balance sheet dates.

6. No assessment of the fair value adjustments which may be made to the audited net assets of the Incepta Group following completion of the acquisition have been reflected within the unaudited pro forma statement.

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London SE1 2AF

Phone 020 7951 2000
Fax: 020 7951 1345

The Directors
Huntsworth PLC
15-17 Huntsworth Mews
London NW1 6DD

Bridgewell Limited
Old Change House
128 Queen Victoria Street
London EC4V 4BJ

Numis Securities Limited
Cheapside House
38 Cheapside
London EC2V 6LH

17 March 2005

Dear Sirs

We report on the pro forma financial information set out in Part IV of the listing particulars dated 17 March 2005, which has been prepared, for illustrative purposes only, to provide information about how the acquisition of the Incepta Group might have affected the financial information presented.

Responsibility

It is the responsibility solely of the directors of Huntsworth to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of Huntsworth.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Huntsworth Group; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

Ernst & Young LLP

PART V

Additional Information

1. Responsibility statement

1.1 The Huntsworth Directors, whose names appear in paragraph 2.1 below, together with the Proposed Directors accept responsibility for the information contained in this document, other than the information contained in this document relating to the Incepta Group, the Incepta Directors, their immediate families, related trusts and persons connected with them (within the meaning of section 346 of the Act). To the best of the knowledge and belief of the Huntsworth Directors and the Proposed Directors (who have taken all reasonable care to ensure such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2 The Incepta Directors, whose names appear in paragraph 2.2 below, accept responsibility for the information contained in this document relating to the Incepta Group, the Incepta Directors, their immediate families, related trusts and persons connected with them (within the meaning of section 346 of the Act). To the best of the knowledge and belief of the Incepta Directors (who have taken all reasonable care to ensure such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors

2.1 *Directors of Huntsworth*

The Huntsworth Directors and their respective functions in Huntsworth are as follows:

Directors	*Position*
Hugh Jon Foulds	Chairman
The Rt. Hon. Lord Chadlington	Chief Executive
Roger Malcolm Selman	Group Finance Director
Eugene Patrick Beard	Non-executive Director
Anthony Leonard Brooke	Non-executive Director

The business address of all the Huntsworth Directors is 15-17 Huntsworth Mews, London NW1 6DD, England.

2.2 *Directors of Incepta*

The Incepta Directors and their respective functions in Incepta are as follows:

Directors	*Position*
The Rt. Hon. Francis Anthony Aylmer Maude M.P.	Non-executive Chairman
Richard Stephen Nichols	Chief Executive Officer
Michael Guy Butterworth	Finance Director
Anthony Edwin Charles Glen Carlisle	Executive Director
Robert Harding Alcock	Non-executive Deputy Chairman
Charles Anthony Good	Non-executive Director
Christian Strenger	Non-executive Director

The business address of all the Incepta Directors is 3 London Wall Buildings, London Wall, London EC2M 5SY, England.

2.3 Brief biographical details of each of the Huntsworth Directors are as follows:

H Jon Foulds is aged 72 and is Chairman and non-executive director of Huntsworth. Mr. Foulds is Chairman of the Remuneration Committee and a member of the Audit Committee. Mr. Foulds is a former chairman of Halifax Group plc and a former director of Mercury Asset Management plc and Eurotunnel plc.

Lord Chadlington is aged 62 and is the Chief Executive of Huntsworth. Lord Chadlington is a former Chairman and Chief Executive of International Public Relations plc (formerly Shandwick International plc) which he founded in 1974. Lord Chadlington is a former

director of Halifax Group plc and has written and lectured extensively on communications, politics and public relations. He was created a life peer in 1996.

Roger Selman is aged 61 and is the Group Finance Director of Huntsworth. Mr. Selman is a chartered accountant with over 20 years' relevant sector experience, and is a former Group Finance Director of International Public Relations plc (formerly Shandwick International plc).

Eugene P. Beard is aged 69 and is an independent non-executive director. Mr. Beard is a director of Mattel, Inc., 59 W. Street Funds, Old Westbury Funds, Sand Hill Investors Fund, Inc. and MARC USA. Mr. Beard retired as Vice Chairman, Finance and Operations of the global marketing services group, The Interpublic Group of Companies, Inc., in December 1999, remaining as a Special Advisor until December 2003.

Anthony Brooke is aged 58 and is the senior independent non-executive director. Mr Brooke is Chairman of the Audit Committee and a member of the Remuneration Committee. Mr Brooke is a director of Fauchier Partners Limited and a former director of Barclays de Zoete Wedd Limited and S G Warburg & Co. Limited.

2.4 The Huntsworth Directors, their current directorships, their directorships held during the five years preceding the date of this document, the partnerships of which they are currently partners and partnerships of which they have been partners during the five years preceding the date of this document are as follows:

Name	*Current Directorships/Partnerships*	*Past Directorships/Partnerships*
Hugh Jon Foulds	Pan Holdings S.A. COFIP S.A. Société Agricole de la Morciere Fauchier Partners Limited ABCAZ.com Limited Huntsworth PLC	The Design Company (Manchester) Limited (in receivership) Halifax Group plc Mercury Asset Management plc Eurotunnel plc Moneygator.com Limited Maxima Limited Sirius Film Partners Sophron Partners Limited
Lord Chadlington	Hill Hay Saddle Limited Hotcourses Limited Action on Addiction Action on Addiction Trading Limited The Chadlington Consultancy Limited Huntsworth PLC	Halifax Group plc Black Box Music Limited International Public Relations plc guideforlife.com Limited CLC Services Ltd CLC Properties (Cheltenham) Ltd CLC Sports Services Ltd Hodgkinson & Partners The Walbrook Club Limited
Roger Selman	Huntsworth PLC	International Public Relations plc Tradereach Limited (in liquidation)
Eugene P. Beard	Mattel, Inc. 59 W. Street Funds Old Westbury Funds Sand Hill Investors Fund, Inc. MARC USA Huntsworth PLC	The Interpublic Group of Companies, Inc.
Anthony Brooke	Fauchier Partners Limited Fauchier Partners LLP Fauchier General Partner Limited ComMedica Limited Quintessentially (UK) Ltd C Brooke Investment Partners Ltd Huntsworth PLC	SPV Management Limited Merrill Lynch Global Equity Flows Advantage Ltd Primary Film Partners

2.5 Roger Selman was finance director of Melobrae Ltd, an engineering and textiles group, which went into creditors' voluntary liquidation in 1981, with a deficit to unsecured creditors of £2 million. Roger Selman was finance director of B&W Beer Co Ltd, a wholesale beverages business, which went into creditors' voluntary liquidation in 1985, with a deficit to unsecured creditors of £750,000. Roger Selman was finance director of SMA Group Ltd, a marketing services business, which went into creditors' voluntary liquidation in 1991, with a deficit to unsecured creditors of £3 million. Roger Selman was finance director of Tradereach Limited, an e-commerce start-up, which went into creditors' voluntary liquidation in 2001, with a deficit to unsecured creditors of £3 million.

Jon Foulds was a non-executive director of The Design Company (Manchester) Limited at a time when it went into receivership.

2.6 Brief biographical details of the Proposed Directors are as follows:

Francis Maude (aged 51) was appointed non-executive Chairman of Incepta on 1 March 2004. He is currently chairman of Prestbury Holdings plc, deputy chairman of Benfield Group Limited, and chairman of The Jubilee Investment Trust PLC. From 1992 to 1999, he was a non-executive director of ASDA Group; and Gartmore Shared Equity Trust from 1997 to 1999. From 1992 to 1993, he was a director of Salomon Brothers and a managing director of Morgan Stanley & Co Limited from 1993 to 1997. He is currently the Member of Parliament for Horsham.

Richard Nichols (aged 39) was appointed Chief Executive Officer of Incepta in March 2001 and assumed the senior executive role in October 2002 following the change in responsibilities of David Wright. He was originally appointed to the Incepta Board on 1 September 1998 and became Group Finance Director and Company Secretary on 1 June 1999. He joined the senior management team at Citigate in 1996 from British Gas plc. Prior to this, after graduation from Cambridge University, he had joined Price Waterhouse where he qualified as a chartered accountant.

Robert Alcock (aged 63) was appointed to the Incepta Board on 1 April 2001. He is currently a non-executive director of Capita Group plc, where he chairs the audit committee and is a member of the remuneration committee. He is also a non-executive director of Anglo & Overseas Trust plc and a trustee of Next Pension Trustees Limited. Previous positions include group managing director of Norcros plc, European finance director of RJR Nabisco Inc., chief financial officer and senior vice president of Black & Decker Inc. and director of strategic planning for Gulf Oil's international operations.

Charles Good (aged 58) was appointed to the Incepta Board on 3 March 1997. He is managing director of Dexia Private Banking in London and chairman of Ely Fund Managers (Holdings) Limited. He is also non-executive chairman of AI Claims Solutions Group plc and non-executive chairman of Blooms of Bressingham Holdings plc. Prior to the acquisition of Citigate, he had been a non-executive director of Citigate since 1988. He is a qualified chartered accountant.

2.7 The Proposed Directors are or have been directors or partners of the following companies or partnerships at any time in the previous five years:

Current	*Last five years*
Francis Maude	
Incepta Group plc	Performing Business Limited
Abingdon School	Dynamis plc
Conservatives for Change Limited	Benfield Holdings Limited
Jubilee Investment Trust PLC	The Spectator (1828) Limited
Globalink Telecommunications International Limited	Policy Exchange Limited
Mediasurface plc	
Prestbury Holdings plc	
Benfield Limited	
Benfield Group Limited	

Current	*Last five years*
Richard Nichols	
Incepta Group plc Screen FX plc	Southern Junction Limited
Robert Alcock	
Incepta Group plc The Capita Group plc Anglo & Overseas Trust plc Next Pensions Trustees Limited Simon Group plc Paint Technology Limited	Cornwell Parker plc Buildeurope Group Limited
Charles Good	
Incepta Group plc Ely Fund Managers Limited Ely Fund Managers (Holdings) Limited Pembroke Asset Management Limited AI Claims Solutions plc Blooms of Bressingham Holdings plc Independent Investment Management Limited Zeta Investments Limited	English Trust Group Limited Ely International Asset Management Limited Financière Oudart S.A.

2.8 Save for the directorships and partnerships disclosed in paragraphs 2.4 and 2.7 above, and save as disclosed in paragraph 2.5 above, no Huntsworth Director and no Proposed Director:

(i) has been a director of any company (save for subsidiaries of a company of which the person is also a director) or a partner of any partnership at any time in the five years preceding the date of this document;

(ii) has any unspent convictions in relation to indictable offences;

(iii) has at any time been adjudged bankrupt or been the subject of any individual voluntary arrangement in the United Kingdom or elsewhere;

(iv) has been a director with an executive function of a company at the time of or within the twelve months preceding the receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with the creditors generally or any class of the creditors of that company;

(v) has had any assets the subject of any receivership or was a partner in a partnership at the time or within the 12 months preceding any assets thereof being the subject of a receivership, compulsory liquidation, administration or partnership voluntary arrangement;

(vi) has been publicly criticised by any statutory or regulatory authorities (including designated professional bodies) or has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

3. Further information on Huntsworth

Huntsworth, whose registered office and principal place of business is at 15-17 Huntsworth Mews, London NW1 6DD, England was incorporated in England and Wales with registered number 1729478 on 6 June 1983 under the Act as a private limited company with the name Holmes & Marchant Limited. The Company changed its name to Holmes & Marchant Group plc with effect from 1 May 1985 and to Huntsworth PLC with effect from 3 September 1999.

4. Subsidiary undertakings

4.1 Huntsworth is the holding company of the Huntsworth Group. Its principal subsidiary and associated undertakings, their principal activities and registered office are stated below (as at 16 March 2005, being the latest practicable date prior to publication of this document).

4.2 The principal subsidiaries and undertakings of Huntsworth are as follows:

Subsidiary/undertaking	*Country of Incorporation*	*Registered Office*	*Field of activity*
Alternate Resources Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
Elizabeth Hindmarch Public Relations Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
Harrison Cowley Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
Haslimann Taylor Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
Hatch Group Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Sub-holding company
Trimedia Communications UK Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
HF Global Consulting Group Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
Holmes & Marchant Communications Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
Holmes & Marchant Corporate Design Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
Holmes & Marchant International Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
Huntsworth Financial Group Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Sub-holding company
Huntsworth Group Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
Huntsworth Healthcare Group Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Sub-holding company
Huntsworth Investments Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Sub-holding company
MacLaurin Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
PBC Marketing Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
Root Market Research Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
The Counsel Group Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
Hudson Sandler Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
Sinclair Mason Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
Strategy Communications Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
VB Communications Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services

Subsidiary/undertaking	*Country of Incorporation*	*Registered Office*	*Field of activity*
Ergo Communication Services Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
Avenue Healthcare Knowledge Management Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
Grayling International Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Sub-holding company
Grayling UK Limited	England	15-17 Huntsworth Mews, London NW1 6DD	Marketing services
HF Global Consulting Group Inc.	USA	2711 Centerville Road, Suite 400, Wilmington, Delaware	Marketing services
Huntsworth Financial Inc.	USA	2711 Centerville Road, Suite 400, Wilmington, Delaware	Sub-holding company
Summit Holdings Inc.	USA	111 East Wacker Drive Suite 3025, Chicago IL 60601	Sub-holding company
Summit Consulting Group Inc.	USA	111 East Wacker Drive Suite 3025, Chicago IL 60601	Marketing services
Rose & Kindel Inc.	USA	900 Wilshire Boulevard, Suite 1030, Los Angeles, California	Marketing services
Huntsworth Financial Global Consulting Group SL	Spain	Carrera de San Jeronimo 17, Madrid	Marketing services
Grayling Asia Pte Limited	Singapore	Valley Point Office Tower 491B, 04-03 River Valley Road, Singapore	Marketing services
Grayling China Limited	Hong Kong	2001 Central Plaza, 18 Harbour Road, Wanchai, Hong Kong	Marketing services
European Strategy SA	Belgium	Avenue dis Arts 58, Bruxelles	Marketing services
Grayling Gilmore Limited	Ireland	3 Leeson Close, Dublin 2	Marketing services
CMC Corporate & Marketing Communications Investments AG	Switzerland	Zollikerstrasse 141, CH-8008 Zurich	Sub-holding company
Trimedia (International) AG	Switzerland	Zollikerstrasse 141, CH-8008 Zurich	Sub-holding company
Trimedia Communications Switzerland Ltd	Switzerland	Rue des Battoirs 7, CH-1211 Geneva	Marketing services
Trimedia Communications Deutschland GmbH	Germany	Heiner Weg 37-53, D-60599 Frankfurt	Marketing services
Trimedia Munchen GmbH	Germany	Grimmstrasse 31, D-80336, Munich	Marketing services
Trimedia Communications Austria Gesellschaft mgH	Austria	Siebensterngasse 31, A-1070 Vienna	Marketing services
Trimedia Communications France SAS	France	10 Rue de la Pepiniere, F-75008 Paris	Marketing services
Harvard Public Relations Sarl	France	10 Rue de la Pepiniere, F-75008 Paris	Marketing services

Hudson Sandler Limited is beneficially owned as to 60 per cent. Huntsworth Healthcare Group Limited is beneficially owned as to 90 per cent. and beneficially owns (directly) 100 per cent. of PBC Marketing Limited, Root Market Research Limited, VB Communications Limited and Avenue Healthcare Knowledge Management Limited. Grayling International Limited is beneficially owned as to 70 per cent., and beneficially owns (directly) 100 per cent. of Grayling UK Limited, European Strategies SA, Grayling Asia Pte Limited, Grayling China Limited and Grayling Gilmore Limited. Huntsworth Financial Group Limited is beneficially owned as to 92 per cent., and beneficially owns (directly) 100 per cent. of HF Global Consulting Group Limited, HF Global Consulting Group Inc and Huntsworth Financial Inc and (indirectly) 100 per cent. of Huntsworth Financial Global Consulting Group SL, Summit Consulting Group Inc. and Rose & Kindel Inc. Save as aforesaid, all of the Huntsworth Group's subsidiary undertakings are beneficially owned (directly or indirectly) as to 100 per cent. All subsidiary undertakings are consolidated in the results of the Huntsworth Group.

5. **Share Capital of Huntsworth**

5.1 The authorised and issued and fully paid share capital of Huntsworth, as at 16 March 2005 (being the latest practicable date prior to publication of this document) and as it is expected to be following completion of the Merger Offer (assuming the maximum number of New Huntsworth Shares are issued) is as follows:

At 16 March 2005				*Following the Merger Offer*			
Authorised		*Issued*		*Authorised*		*Issued*	
Ordinary shares £	*Ordinary shares*	£	*Ordinary shares*	£	*Ordinary shares*	£	*Ordinary shares*
40,000,000	400,000,000	30,660,647.50	306,606,475	110,000,000	1,100,000,000	99,091,265.80	990,912,658

5.1.1 By a resolution passed at the last annual general meeting held on 22 July 2004, the Huntsworth Directors were generally and unconditionally authorised pursuant to section 80 of the Act to exercise all the powers of Huntsworth to allot relevant securities (as defined in Section 80(2) of that Act) up to an aggregate nominal amount of £9,474,049 provided that such authority expires at the conclusion of the next annual general meeting of Huntsworth save that Huntsworth may make an offer or agreement before this authority expires which would or might require relevant securities to be allotted after this authority has expired.

5.1.2 By a resolution passed at the annual general meeting of Huntsworth referred to in sub-paragraph 5.1.1 above, the Huntsworth Directors were empowered, pursuant to Section 95 of the Act to allot equity securities (as defined in section 94 of the Act) as if Section 89(1) of that Act did not apply to any such allotment. Such power expires at the conclusion of the next annual general meeting of Huntsworth or fifteen months from the date on which the resolution granting such power was passed whichever is the earlier, save that Huntsworth may make an offer or agreement before this authority expires which would or might require equity securities to be allotted after such authority has expired. This power is limited (a) to the allotment of equity securities in connection with a rights issue and (b) to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities to an aggregate nominal value of £1,435,462.

5.1.3 By a resolution passed at the same annual general meeting, Huntsworth was authorised to make market purchases (within the meaning of Section 163(3) of the Act) of ordinary shares of 10p each in the capital of Huntsworth upon and subject to the following conditions: (a) the maximum number of Huntsworth Shares authorised by such resolution to be purchased was 14,354,620 (being 5 per cent. of the issued share capital at 18 June 2004); (b) the maximum price at which Huntsworth Shares may be purchased was 5 per cent. above the average of the middle market quotation for the Huntsworth Shares as derived from the

Daily Official List for the five dealing days immediately preceding the date of purchase and the minimum price which may be paid is 10p per share (being the nominal value), in each case exclusive of any relevant tax and expenses payable by Huntsworth; and (c) the authority conferred by such resolution expires at the conclusion of the next annual general meeting of Huntsworth, save that Huntsworth may before such expiry enter into a contract to purchase ordinary shares under which such purchase would or might be executed wholly or partly after the expiration of such authority, and may make a purchase of Huntsworth Shares in pursuance of any such contract.

5.2 The provisions of section 89(1) of the Act (which, to the extent not disapplied pursuant to section 95 of the Act, confer on shareholders rights of pre-emption in respect of the allotment of equity securities (as defined in section 94(2) of the Act) which are, or which may be, paid up wholly in cash) apply to the balance of the authorised but unissued share capital of Huntsworth to the extent not disapplied pursuant to the authority under section 95 of the Act referred to in paragraph 5.1 above.

5.3 The existing Huntsworth Shares have been admitted only to the Official List and are traded only on the London Stock Exchange.

Applications have been made to the UK Listing Authority for the New Huntsworth Shares to be admitted to the Official List and to the London Stock Exchange for the New Huntsworth Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission of the New Huntsworth Shares to the Official List will become effective, and that dealings for normal settlement will commence on the London Stock Exchange, on the first dealing day following the day on which the Merger Offer becomes or is declared unconditional in all respects (save for the condition relating to Admission), which is expected to occur no later than 6 June 2005.

5.4 The share capital history of Huntsworth for the three years prior to 16 March 2005 (being the latest practicable date prior to the publication of this document) is as follows:

5.4.1 pursuant to a share purchase agreement dated 22 February 2005 and made between Huntsworth as purchaser and Timothy Sinclair and Sally Hoberghom as vendors, Huntsworth acquired the entire issued share capital of Sinclair Mason Limited. The initial consideration was partly satisfied by the issue of 2,165,400 Huntsworth Shares on 23 February 2005 at a price of 22.167 pence each;

5.4.2 pursuant to a sale and purchase agreement dated 30 April 2001 and made between Huntsworth as purchaser and David Rowley, Marcus Perry and the trustee of PBC Marketing Limited's employee share ownership trust as sellers, Huntsworth acquired the entire issued share capital of PBC Marketing Limited. The deferred consideration was partly satisfied by the issue of 634,146 Huntsworth Shares on 19 October 2004 at a price of 20.500 pence each;

5.4.3 pursuant to a sale and purchase agreement dated 5 August 2004, made between Blackwell Science Limited as vendor, Blackwell Publishing Limited as guarantor and Huntsworth as purchaser, Huntsworth acquired all of the issued share capital of Avenue Healthcare Knowledge Management Limited. The consideration was partly satisfied by the issue on 6 August 2004 of 3,112,632 Huntsworth Shares with an aggregate value of £591,400;

5.4.4 pursuant to a sale and purchase agreement dated 13 July 2004 between Huntsworth as purchaser and Blanaid Colley and Jeremy Kane as vendors, Huntsworth acquired the whole of the issued share capital of Ergo Communications Services Limited. The consideration was partly satisfied by the issue of 4,741,880 Huntsworth Shares on 14 July 2004;

5.4.5 pursuant to a share purchase agreement dated 30 June 2004 made between Huntsworth as purchaser and Alexander Boot, Daniel Conaghan, Mark Thomas Jackman, Nigel Christopher Herbert Jones and Michael Neil Dixon as vendors,

Huntsworth purchased the entire issued share capital of VB Communications Limited. The consideration was partly satisfied by the issue of 5,662,810 Huntsworth Shares with a value of £1,100,001;

5.4.6 pursuant to a stock purchase agreement dated 28 April 2004, made between Huntsworth Financial Inc. (a wholly-owned subsidiary of Huntsworth) as purchaser, certain individual shareholders as vendors and Huntsworth, Huntsworth Financial Inc. acquired all of the issued shares in Summit Holdings, Inc. The consideration was partly satisfied by the issue of 944,909 Huntsworth Shares on 29 April 2004;

5.4.7 pursuant to the placing and open offer announced in March 2004, 99,354,546 Huntsworth Shares were issued at a price of 22 pence each on 16 April 2004;

5.4.8 pursuant to a sale and purchase agreement dated 17 March 2004, Huntsworth conditionally agreed to acquire (or to procure the acquisition of) the entire issued share capital of each member of the Grayling Group. The consideration was partly satisfied by the issue of 18,181,818 Huntsworth Shares at a price of 22 pence each on 19 April 2004;

5.4.9 pursuant to certain sale and purchase agreements dated 16 March 2004, Huntsworth acquired the entire issued share capital of CMC Corporate & Marketing Communications Investments A.G ("CMC") and acquired or gained control over all the minority shareholdings in subsidiary undertakings of CMC. The initial consideration was partly satisfied by the issue of 3,122,546 Huntsworth Shares on 19 April 2004, 2,062,040 Huntsworth Shares on 27 April 2004 and a further 204,240 Huntsworth Shares on 5 May 2004;

5.4.10 pursuant to a sale and purchase agreement dated 16 October 2003 and made between Huntsworth as purchaser and Patricia Anne Haslimann as vendor, Huntsworth acquired the entire issued share capital of Haslimann Taylor Limited. The initial consideration was partly satisfied by the issue of 1,903,348 Huntsworth Shares at a price of 15.083 pence each and the deferred consideration was partly satisfied by the issue of 871,210 Huntsworth Shares at a price of 19.75 pence each;

5.4.11 pursuant to a sale and purchase agreement dated 23 June 2003 and made between Huntsworth as purchaser and Bridgepoint Europe I 'A' LP, Bridgepoint Europe I 'B' LP, Bridgepoint Europe I 'C' LP, Bridgepoint Europe I 'D' LP, Bridgepoint Capital No. 5 Fund LP, Bridgepoint Capital No. 4 Fund LP, The Bridgepoint Capital Partnership LP, The Bridgepoint Capital II Partnership LP and The Bridgepoint Capital Co-Investment Plan Limited, Michael Murphy, Victoria Stace and Robert McGrigor as vendors, Huntsworth acquired the entire issued share capital of Hatch Group Limited. The initial consideration was partly satisfied by the issue of 15,695,000 Huntsworth Shares at a price of 10 pence each. The intermediate consideration was satisfied by the issue of 2,448,000 Huntsworth Shares on 2 September 2004 and 552,000 Huntsworth shares on 5 October 2004, at a price of 10 pence each;

5.4.12 pursuant to the placing and open offer in November 2002, 43,590,987 Huntsworth Shares were issued at a price of 12.5 pence each;

5.4.13 pursuant to a sale and purchase agreement dated 16 October 2002 and made between Huntsworth as purchaser and Elizabeth Freda Guthrie and Barton Keith Guthrie as vendors, Huntsworth acquired the entire issued share capital of Elizabeth Hindmarch Public Relations Limited. The initial consideration was partly satisfied by the issue of 5,855,555 Huntsworth Shares at a price of 12.5 pence each and the intermediate consideration was partly satisfied by the issue of 2,674,115 Huntsworth Shares at a price of 10 pence each;

5.4.14 the following Huntsworth Shares have been issued as a result of the exercise of options by former directors and employees:

Issue date of ordinary shares	*Price (p)*	*Number of ordinary shares*
4 December 2003	11.625	1,000
6 May 2004	11.625	130,000
4 October 2004	11.625	80,000
22 October 2004	11.625	35,000
22 October 2004	11.200	7,214
20 December 2004	11.625	75,000
Total		328,214

5.4.15 60,000 Huntsworth Shares will be issued pursuant to an exercise of options by a former employee of Huntsworth, Helen Newman, under the 1996 Executive Approved Option Scheme on 22 February 2005. These shares will not be issued until 29 March 2005 at the earliest.

5.5 The following are details of outstanding loan stock of Huntsworth:

5.5.1 Huntsworth issued £1,742,410 in principal amount of unsecured loan notes pursuant to an instrument dated 3 September 2004 to David Rowley, Marcus Perry and Oval (1623) Limited (together, the "Noteholders") as the final element of the deferred consideration under a sale and purchase agreement dated 30 April 2001 for the acquisition of the entire issued share capital of PBC Marketing Limited. The notes are due to be redeemed on 3 September 2008 and carry interest at 1 per cent. below LIBOR. After 3 March 2005, a Noteholder can require Huntsworth to repay the whole or any part of his holding in the notes by giving Huntsworth 30 days' notice in writing.

5.5.2 Pursuant to a loan note instrument dated 30 June 2004, Huntsworth has issued £337,500 in principal amount of non-transferable loan notes, guaranteed by Lloyds TSB Bank plc, at an interest rate equal to LIBOR (such interest to be paid half-yearly in arrears). Such notes were issued as part of the initial consideration for the acquisition of VB Communications Limited. The notes are to be repaid either (i) at the option of the noteholders on 30 days' written notice; (ii) at the option of Huntsworth on 5 days' prior written notice at any time after the third anniversary of the date of issue; or (iii) following the occurrence certain insolvency events of the Company.

5.6 Huntsworth has entered into certain deferred consideration arrangements under which further Huntsworth Shares or loan notes may be issued, details of which are as follows:

5.6.1 *Share purchase agreement dated 22 February 2005 for the acquisition of the entire issued share capital of Sinclair Mason Limited*

Deferred intermediate consideration may be payable, to be satisfied in part in cash and in part by the issue of further Huntsworth Shares. Additional deferred consideration may be payable, to be satisfied in cash or further Huntsworth Shares in proportions determined by Huntsworth. The aggregate amount of deferred consideration payable will not significantly exceed £2,800,000. Further information in relation to this agreement is given in paragraph 11.1(iv) of this Part V.

5.6.2 *Stock purchase agreement dated 21 December 2004 for the acquisition of the entire issued share capital of Rose and Kindel*

Deferred consideration may be payable but will not exceed $6,000,000 . The deferred consideration, if any, may be paid in cash and/or further Huntsworth Shares at Huntsworth's option. Further information in relation to this agreement is given in paragraph 11.1(v) of this Part V.

5.6.3 *Sale and purchase agreement dated 5 August, 2004 for acquisition of the entire issued share capital of Avenue Healthcare Knowledge Management Limited*

Deferred consideration may be payable but will not exceed £250,000. The deferred consideration, if any, is to be satisfied in part in cash and in part by the issue of further Huntsworth Shares. Further information in relation to this agreement is given in paragraph 11.1(vii) of this Part V.

5.6.4 *Sale and purchase agreement dated 13 July 2004 for the acquisition of the entire issued share capital of Ergo Communications Services Limited*

Deferred consideration under this agreement may become payable but will not exceed £1,634,829. The satisfaction of the deferred consideration (if any) is to be made either in further Huntsworth Shares or an issue of loan notes by Huntsworth in proportions determined by Huntsworth. Further information in relation to this agreement is given in paragraph 11.1(viii) of this Part V.

5.6.5 *Share purchase agreement dated 30 June 2004 for the acquisition of the entire issued share capital of VB Communications Limited*

Deferred consideration may be payable up to £3,000,000. At Huntsworth's option some or all of the deferred consideration shall be satisfied by issue of Huntsworth's shares, the balance of which may be satisfied by Huntsworth issuing to the vendors non-transferable loan notes. Further information in relation to this agreement is given in paragraph 11.1(x) of this Part V.

5.6.6 *Sale and purchase agreement dated 5 May 2004 for the acquisition of the entire issued share capital of Strategy Communications Limited*

Deferred intermediate consideration will be payable under this agreement, subject to a minimum of £300,000 and a maximum of £500,000. The intermediate consideration will be satisfied in either cash or new Huntsworth Shares in proportions determined by Huntsworth. Additional deferred consideration may be payable up to a maximum of £50,000. Any additional deferred consideration will be satisfied in either cash or further Huntsworth Shares in proportions determined by Huntsworth. Further information in relation to this agreement is given in paragraph 11.1(xii) of this Part V.

5.6.7 *Sale and purchase agreement dated 28 April 2004 for acquisition of the entire issued share capital of Summit Holdings Inc.*

Deferred consideration may be payable to a maximum value of US$768,979. The deferred consideration, if any, may be paid in cash and/or further Huntsworth Shares at Huntsworth's option. Further information in relation to this agreement is given in paragraph 11.1(xiii) of this Part V.

5.6.8 *Trimedia Acquisition Agreements dated 16 March 2004*

Deferred consideration may be payable but will not exceed an aggregate amount of €20.5 million less any intermediate consideration paid. The deferred consideration, if any, may be paid in cash and/or further Huntsworth Shares at Huntsworth's option. Further information in relation to these agreements is given in paragraph 11.1(xix) of this Part V.

5.6.9 *Shareholders' agreement relating to Grayling dated 17 March 2004*

Pursuant to this agreement, certain managers of Grayling (the "Management Shareholders") subscribed for 30 per cent. of the entire issued share capital of a company newly formed by Huntsworth (now called Grayling International Limited ("GIL")) which acquired the entire issued share capital of the Grayling Group under the Grayling Acquisition Agreement and which became the immediate holding company of the Grayling Group. Huntsworth was granted a call option over the shares held in GIL by the Management Shareholders which is exercisable at certain periods on or after the fourth anniversary of the date of the agreement. The consideration payable upon exercise of this option may, at the option of Huntsworth, be satisfied either by cash or provided that Huntsworth is listed on the

Official List by the issue of Huntsworth Shares. Further information in relation to this agreement is given in paragraph 11.1(xvi) of this Part V.

5.6.10 *Shareholders' agreement relating to Hudson Sandler Limited dated 17 March 2004*

Pursuant to a shareholders' agreement dated 17 March 2004 relating to Hudson Sandler Limited ("Hudson Sandler") and made between Huntsworth and (amongst others) certain senior managers of Hudson Sandler (the "Hudson Sandler Management Shareholders"), Huntsworth was granted a call option and the Hudson Sandler Management Shareholders were granted a put option, over the shares held by the Hudson Sandler Management Shareholders who hold in aggregate 40 per cent. of the entire issued share capital of Hudson Sandler. The put and call options are exercisable at any time on or after the third anniversary of the date of the agreement, and may, at the option of Huntsworth, be satisfied either by cash or by the issue of Huntsworth Shares. Further information in relation to this agreement is given in paragraph 11.1(xviii) of this Part V.

5.6.11 *Sale and purchase agreement dated 23 June 2003 for acquisition of Hatch Group Limited*

Deferred consideration may be payable but will not exceed £1,000,000 and, if payable, will be due on the date falling six weeks after the agreement or determination of the earn out accounts. The last of the accounts comprising the earn out accounts relates to the year ending 30 June 2006. The deferred consideration, if any, may be paid in Huntsworth Shares or interest-bearing loan notes with the relative proportions to be determined by Huntsworth. Further information in relation to this agreement is given in paragraph 11.1(xxi).

5.6.12 *Sale and purchase agreement dated 16 October 2002 for acquisition of entire issued share capital of Elizabeth Hindmarch Public Relations Limited*

Deferred consideration may be payable but will not significantly exceed £2,097,000. The satisfaction of the deferred consideration (if any) is to be made either in further Huntsworth Shares or cash in proportions determined by Huntsworth. Further information in relation to this agreement is given in paragraph 11.1(xxiii).

5.7 The following are details of options to acquire Huntsworth Shares granted to certain Huntsworth Directors and employees under the Huntsworth Share Option Schemes, all of which were issued for nil consideration, which were outstanding at 16 March 2005 (being the latest practicable date prior to the publication of this document), and which represent the maximum number of Huntsworth Shares which may be issued pursuant to such options:

Outstanding options	*Grant date*	*First exercise date*	*Last exercise date*	*Price (p)*
1996 Approved Executive Share Option Scheme				
100,000	12.12.1996	12.12.1999	11.12.2006	10.0
3,000	12.12.2000	12.12.2003	11.12.2010	30.0
16,000	6.6.2001	6.6.2004	5.6.2011	38.4
13,000	28.11.2001	28.11.2004	27.11.2011	24.5
160,000	18.6.2002	18.6.2005	17.6.2012	18.5
876,000	23.7.2003	23.7.2006	22.7.2013	11.625
876,000	23.7.2003	23.7.2007	22.7.2013	11.625
341,110	28.4.2004	28.4.2007	28.4.2014	23.5
341,095	28.4.2004	28.4.2008	28.4.2014	23.5
323,000	1.7.2004	1.7.2007	1.7.2014	19.35
322,976	1.7.2004	1.7.2008	1.7.2014	19.35
243,750	4.10.2004	4.10.2007	3.10.2014	21.5
243,750	4.10.2004	4.10.2008	3.10.2014	21.5

Outstanding options	*Grant date*	*First exercise date*	*Last exercise date*	*Price (p)*
1996 Unapproved Executive Share Option Scheme				
569,893	23.7.2003	23.7.2006	22.7.2013	11.625
569,892	23.7.2003	23.7.2007	22.7.2013	11.625
442,000	23.7.2003	23.7.2006	22.7.2013	11.625
442,000	23.7.2003	23.7.2007	22.7.2013	11.625
2,129,659	28.4.2004	28.4.2007	28.4.2014	23.5
2,129,652	28.4.2004	28.4.2008	28.4.2014	23.5
100,000	27.7.2004	27.7.2007	27.7.2014	19.6
100,000	27.7.2004	27.7.2008	27.7.2014	19.6
41,598	4.10.2004	4.10.2007	3.10.2014	21.5
41,598	4.10.2004	4.10.2008	3.10.2014	21.5
Enterprise Management Incentive Scheme				
2,500,216	23.7.2003	23.7.2006	22.7.2013	11.625
2,500,214	23.7.2003	23.7.2007	22.7.2013	11.625
1,620,904	28.4.2004	28.4.2007	28.4.2014	23.5
1,620,899	28.4.2004	28.4.2008	28.4.2014	23.5
64,500	27.7.2004	27.7.2007	27.7.2014	19.6
64,500	27.7.2004	27.7.2008	27.7.2014	19.6
203,046	14.7.2004	14.7.2007	14.7.2014	19.7
203,044	14.7.2004	14.7.2008	14.7.2014	19.7
310,077	1.7.2004	1.7.2007	1.7.2014	19.35
310,077	1.7.2004	1.7.2008	1.7.2014	19.35
539,652	4.10.2004	4.10.2007	3.10.2014	21.5
539,652	4.10.2004	4.10.2008	3.10.2014	21.5
Huntsworth (Executive Directors) Unapproved Scheme				
3,000,000	18.6.2002	23.7.2006	22.7.2013	11.625
3,000,000	18.6.2002	23.7.2007	22.7.2013	11.625
2,569,893	6.6.2001	23.7.2006	22.7.2013	11.625
2,569,892	6.6.2001	23.7.2007	22.7.2013	11.625
Huntsworth (Non-Executive Directors) Unapproved Scheme				
750,000	18.6.2002	23.7.2006	22.7.2012	11.625
750,000	18.6.2002	23.7.2007	22.7.2012	11.625
75,500	6.6.2001	23.7.2006	22.7.2013	11.625
75,500	6.6.2001	23.7.2007	22.7.2013	11.625
500,000	22.3.2004	22.3.2007	22.3.2014	25.25
500,000	22.3.2004	22.3.2008	22.3.2014	25.25
223,404	28.4.2004	28.4.2007	28.4.2014	23.5
223,403	28.4.2004	28.4.2008	28.4.2014	23.5
Huntsworth Savings Related Share Option Scheme (3 year)				
1,411,076	6.11.2003	1.12.2006	31.5.2007	11.2
1,098,368	27.7.2004	1.9.2007	28.2.2008	15.26
Huntsworth Savings Related Share Option Scheme (5 year)				
653,807	6.11.2003	1.12.2008	31.5.2009	11.2
341,997	27.7.2004	1.9.2009	28.2.2010	15.26

Further details of the Huntsworth Share Option Schemes are set out in paragraph 9 of this Part V. Details of Huntsworth Directors' interests in shares of Huntsworth are included in paragraph 7 of this Part V.

5.8 The Huntsworth Shares currently in issue are, and the New Huntsworth Shares will be, in registered form and capable of being held in uncertificated form in CREST.

5.9 Save as disclosed in this paragraph 5, there has been no alteration in the issued share capital of Huntsworth since 16 March 2002 (being three years prior to 16 March 2005, the latest practicable date prior to the publication of this document) and no share or loan capital of Huntsworth (save in respect of the Merger) is now proposed to be issued and no share or loan capital of Huntsworth or any of its subsidiaries is under option or has been agreed, conditionally or unconditionally, to be put under option.

6. Memorandum and Articles

6.1 The objects clause of the Memorandum of Association of Huntsworth provides that its principal objects include the carrying on of business as specialists in design, graphic art and all artistic works of every description, as manufacturers, builders and suppliers of and dealers in goods of all kinds as an investment holding company, acquiring patent rights and licenses and borrowing and lending money.

The objects of Huntsworth are set out in full in paragraph 4(A)-(T) of the Memorandum of Association which is available for inspection at the address specified in paragraph 19 below.

6.2 The Articles of Association of Huntsworth (the "Articles") adopted pursuant to a special resolution of Huntsworth passed on 15 April 1985 contain provisions, *inter alia*, to the following effect:

6.2.1 *Voting rights*

Subject to any special terms as to voting on which shares may have been issued or may for the time being be held (of which there are none at present), or any suspension or abrogation of voting rights pursuant to the Articles (including in circumstances where a statutory notice requiring disclosure of beneficial ownership of shares has not been complied with), at a general meeting every member present in person shall, on a show of hands, have one vote and every member present in person or by proxy shall, on a poll, have one vote for every Huntsworth Share of which he is the holder.

6.2.2 *Dividends*

Subject to the provisions of the Act and of the Articles, Huntsworth may by ordinary resolution declare a dividend to be paid to the members according to their respective rights and interest, but no dividend shall exceed the amount recommended by the Board. The Board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appear to it to be justified by the profits of Huntsworth available for distribution.

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is declared and paid, but no amount paid up on a share in advance of a call shall be treated as paid up on the share for this purpose. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. All dividends unclaimed for a period of 12 years after having been declared or due for payment shall be forfeited and cease to remain owing by Huntsworth.

Without prejudice to the provisions of the Articles, the Board may, with the prior authority of an ordinary resolution of Huntsworth, direct that payment of any dividend may be satisfied wholly or in part by the distribution of specific assets and, in particular, of paid up shares or debentures of another company. The Board may, with the prior authority of an ordinary resolution of Huntsworth, offer holders of a particular class of shares the right to elect to receive further shares of that class or ordinary shares, in either case credited as fully paid, instead of cash in respect of all or part of a dividend.

6.2.3 *Distribution of assets on winding up*

On a voluntary winding up of Huntsworth, the liquidator may, on obtaining any sanction required by law, divide amongst members in kind the whole or any part of the assets of Huntsworth, whether or not the assets consist of property of one kind or of different kinds. For such purpose, the liquidator may set the value he deems fair on any class or classes of property, and may determine on the basis of that valuation and in accordance with the then existing rights of the members how the division is to be carried out between members or classes of members. The liquidator may not, however, distribute to a member, without his consent, any asset to which there is attached a liability or potential liability for the owner.

6.2.4 *Transfer and issue of shares*

Each member may transfer any or all of his certified shares by instrument of transfer in any usual form or in any other form approved by the Board and the instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee.

Subject to the provisions of the Articles and the requirements of the Listing Rules, the Board may, in its absolute discretion (but only insofar as such action does not prevent dealings on an open and proper basis) and without giving any reason, refuse to register any transfer of a certificated share or renunciation to a renounceable letter of allotment unless all of the following conditions are satisfied:

(a) it is in respect of a share which is fully paid;

(b) it is in respect of a share on which Huntsworth has no lien;

(c) it is in respect of only one class of shares;

(d) it is in favour of a single transferee or renouncee or not more than four joint transferees or renouncees;

(e) it is duly stamped (if required); and

(f) it is delivered for registration to the registered office of Huntsworth or such other place as the Board may decide, accompanied by the certificate for the shares to which it relates (except in the case of the transfer by a recognised person where a certificate has not been issued, or in the case of a renunciation) and such other evidence as the Board may reasonably require to prove the title of the transfer or person renouncing and the due execution by him of the transfer of renunciation or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so.

Unless the Board determines otherwise, or the transfer is an excepted transfer in accordance with the Articles, the transfer of shares held by a member who has not complied, in accordance with the Articles, with a statutory notice requiring disclosure as to the beneficial ownership of such shares may not be registered.

The Articles do not contain any pre-emption rights relating to the transfers of shares. The provisions of section 89 of the Act, which confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash, apply to the authorised but unissued share capital of Huntsworth, save to the extent presently disapplied as referred to in paragraph 5 above.

6.2.5 *Variation of rights*

(i) Subject to the provisions of the Act the rights attached to a class of shares may be varied, whether or not Huntsworth is being wound up, (1) in such a manner (if any) as may be provided by those rights, or (2), in the absence of provision, either with the consent in writing of the holders of at least three fourths of the nominal amount of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class validly held in accordance with the Articles, but not otherwise.

(ii) The rights attached to the class of shares are not, unless otherwise expressly provided in the rights attaching to those shares, deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to them or by the purchase or redemption by Huntsworth of its own shares in accordance with the Act and the Articles.

6.2.6 *Share capital and changes in capital*

(i) Huntsworth may, by ordinary resolution, increase its share capital; consolidate and divide all or any of its share capital into shares of a larger amount; sub-divide all or any of its shares (subject to the provisions of the Act) into shares of a smaller amount and as part of such sub-division determine that the shares resulting from such sub-division have amongst themselves a preference or other advantage or be subject to a restriction; and cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

(ii) Subject to the provisions of the Act and the rights attached to existing shares, Huntsworth may, by special resolution, reduce its share capital, capital redemption reserve and share premium account in any way.

(iii) Subject to the provision of the Act, Huntsworth may purchase any of its shares of any class (including redeemable shares) in its own capital in any way.

7. Directors' and other interests in Huntsworth

7.1 As at the date of this document, the interests of the Huntsworth Directors, their immediate families and (so far as is known to them or could with reasonable diligence be ascertained by them) persons connected (within the meaning of section 346 of the Act) with the Huntsworth Directors in the issued share capital of Huntsworth (all of which are beneficial unless otherwise stated), including (i) those notified to Huntsworth pursuant to section 324 or 328 of the Act, (ii) those required to be entered in the register maintained under section 325 of the Act, and (iii) those of connected persons of the Huntsworth Directors which would, if the connected persons were Huntsworth Directors, be required to be disclosed under (i) or (ii) above, were, and following Admission the beneficial interests of such persons are expected to be, as follows:

	As at 16 March 2005			*Following Admission**		
Name	*Number of Huntsworth Shares*	*Percentage of issued share capital*	*Number of Huntsworth Shares under option*	*Number of Huntsworth Shares*	*Percentage of issued share capital*	*Number of Huntsworth Shares under option*
Lord Chadlington	8,597,054**	2.8	10,078,327	8,597,054**	0.9	10,078,327
H Jon Foulds	2,300,000	0.8	750,000	2,300,000	0.2	750,000
Anthony Brooke	950,000	0.3	500,000	950,000	0.1	500,000
Eugene P. Beard	883,347	0.3	1,000,000	883,347	0.1	1,000,000
Roger Selman	358,126***	0.1	4,078,327	358,126***	0.0	4,078,327

* assuming full acceptance of the Merger Offer (assuming full exercise of in-the-money options under the Incepta Share Option Schemes.

** of this amount, 270,314 are conditionally beneficially held under the Matched Share Scheme

*** of this amount, 54,063 are conditionally beneficially held under the Matched Share Scheme and 83,333 are non-beneficial interests

As at the close of business on 16 March 2005 (being the last practicable date prior to publication of this document) each of the executive Huntsworth Directors is deemed for the purposes of section 324 of the Act to be a potential beneficiary of the Huntsworth Employee Benefit Trust and thereby to have an interest as at 16 March 2005 (being the latest practicable date prior to the publication of this document) in the 1,301,963 Huntsworth Shares held by the Huntsworth Employee Benefit Trust.

7.2 Save as disclosed above, as at 16 March 2005 (being the last practicable date before the publication of this document), none of the Huntsworth Directors nor any persons connected with them (within the meaning of section 346 of the Act) had any interests in the share capital of Huntsworth or any of its subsidiaries.

7.3 As at the date of this document, insofar as is known to Huntsworth, the following persons were, directly or indirectly, interested in three per cent. or more of the existing ordinary share capital of Huntsworth:

Shareholder	*Number of Huntsworth Shares*	*Percentage of existing issued share capital*
Aberforth Partners	33,691,997	11.0
3i Group plc	23,547,169	7.7
Lloyds TSB Group plc	23,356,703	7.6
Havas Shared Services Limited	18,181,818	5.9
Bridgepoint Capital Limited	17,142,991	5.6
Deutsche Asset Management	15,692,900	5.1
Artemis Investment Management	12,233,678	4.0

7.4 Following Admission and assuming no exercise of options outstanding under the Huntsworth Share Option Schemes, full acceptance of the Merger Offer and full exercise of in-the-money options under the Incepta Share Option Schemes, the following are expected to have interests in three per cent. or more of the issued share capital of Huntsworth (based on the interests in Huntsworth shown above and assuming no other changes in their interests before Admission):

Shareholder	*Number of Huntsworth Shares*	*Percentage of existing issued share capital*
Merrill Lynch Investment Managers	51,176,323	5.4
Deutsche Asset Management	43,867,476	4.7
J.O. Hambro Capital Management Group	37,007,973	3.9
Morley Fund Management	36,465,267	3.9
Legal & General Investment Management	33,858,382	3.6
Aberforth Partners	33,691,997	3.6
J.P. Morgan Fleming Asset Management	31,267,574	3.3

7.5 Save as disclosed above, Huntsworth is not aware of any person who, immediately following Admission, will be directly or indirectly interested in three per cent. or more of the issued share capital of Huntsworth.

7.6 Huntsworth is not aware of any person who, immediately following Admission, will directly or indirectly, jointly or severally, exercise or could exercise control over Huntsworth.

8. Directors' and Proposed Directors' service agreements and emoluments

8.1 The following Huntsworth Directors have entered into service agreements with Huntsworth, the main terms of which are described below.

8.1.1 Lord Chadlington entered into a service contract with Huntsworth dated 16 March 2005. This service contract incorporated the various changes made to his service contract with Huntsworth dated 27 April 2001 by letters dated 21 May 2002 and 16 February 2005. The service contract is terminable on 12 months' notice on either side. Lord Chadlington is Chief Executive of Huntsworth and has a salary of £400,000 per annum, subject to an annual review in October each year but subject to a minimum increase equal to the annual increase in the Retail Prices Index for the year ending the immediately preceding September. In addition, Lord Chadlington shall be awarded annual bonuses at the discretion and recommendation of the Remuneration Committee based upon pre-agreed performance targets. For the calendar years 2003 and 2004 he agreed to waive his contractual entitlement to indexation of his basic salary. Lord Chadlington is provided with a fully expensed and insured motor car suitable for the business and his personal use. Lord Chadlington has the right to purchase such motor car from Huntsworth on or after the expiry of 3 years at a valuation to be agreed. Lord Chadlington also has membership of Huntsworth's permanent health insurance scheme, private health insurance and death in service life insurance.

In the event that the proposed Merger becomes or is declared wholly unconditional in all respects, Lord Chadlington will be appointed as Executive Chairman of Huntsworth on his existing terms and conditions of employment.

In February 2005, Lord Chadlington agreed that his contract would be varied so that it would be terminable on 12 months' notice and thus could continue beyond the Huntsworth AGM in 2006, which it was recognised would be Lord Chadlington's normal retirement date. In view of Lord Chadlington's agreement to these changes to his terms and conditions, the Remuneration Committee agreed that if Lord Chadlington's employment should terminate other than in the excluded circumstances (where Huntsworth terminated Lord Chadlington's employment summarily in circumstances where it was entitled to do so, or where Lord Chadlington gave notice to resign which would expire at any time before the Huntsworth AGM in 2006) it would irrevocably exercise its discretion (i) in relation to his options under the Executive Directors' Unapproved Share Option Scheme and the Enterprise Management Incentive Scheme so that they would each be exercisable in full for the period of six months after the date of cessation of employment, and (ii) if Lord Chadlington's employment terminated before the Huntsworth AGM in 2006, then a pro rata number of unrestricted shares in his qualifying holding would vest under the Matched Share Plan.

8.1.2 Roger Selman has entered into a service contract with Huntsworth effective from 19 September 2001 and varied by letter on 21 May 2002 and 16 February 2005, terminable on 12 months' notice on either side. He is the Finance Director of Huntsworth at a current salary of £140,000, with an annual review subject to a minimum increase equal to the increase in the Retail Prices Index over the preceding calendar year.

Mr Selman is also entitled to a car allowance of £8,000 per annum, an annual pension allowance of 12.5 per cent. of his salary and has membership of Huntsworth's permanent health insurance scheme, private health insurance and death in service life insurance. In addition, Mr Selman is eligible for an annual bonus determined annually by and at the discretion of the Remuneration Committee taking into account agreed performance targets. Mr Selman may also receive entitlement to membership of the proposed company-wide general incentive scheme. For the calendar year 2004 he agreed to waive his contractual entitlement to indexation of his basic salary.

Mr. Selman has agreed, if the Merger Offer becomes or is declared unconditional in all respects, to remain as a director and remain in Huntsworth's employment for the purposes of seeing through the integration of the two groups and the implementation of the strategic review. It is intended that when Mr Selman's successor has been appointed, he will leave the board. In view of Mr. Selman's agreement to this, the Remuneration Committee resolved that if Mr. Selman's employment were to be terminated at the Huntsworth AGM in 2006 or otherwise except in circumstances where Huntsworth terminated Mr. Selman's employment summarily in circumstances where it was entitled to do so then the Remuneration Committee agreed that it would irrevocably exercise its discretion so that his options under the Executive Directors' Unapproved Share Option Scheme and the Enterprise Management Incentive Scheme would each be exercisable for a period of six months after the date of cessation of employment, and (b) if his employment terminated before the Huntsworth AGM in 2006 a pro rata number of unrestricted shares in his qualifying holding would vest under the Matched Share Plan.

8.2 Each of the non-executive Directors has received a letter of appointment from Huntsworth. The letters of appointment of H Jon Foulds and Anthony Brooke are dated 11 April 2001 as amended by letters dated 10 April 2004 and the letter of appointment of Eugene P. Beard is dated 1 February 2004. H Jon Foulds receives an annual fee of £40,000, Anthony Brooke

receives an annual fee of £25,000 and Eugene P. Beard receives an annual fee of £25,000. The appointment of H Jon Foulds is effective until 10 April 2005, the appointment of Anthony Brooke is effective until 10 April 2007 and the appointment of Eugene P. Beard is effective until 31 January 2006, and all are terminable on three months' notice. The non-executive Directors are not entitled to compensation for loss of office.

H Jon Foulds and Anthony Brooke have been granted options over 750,000 and 500,000 Huntsworth Shares respectively which, following the authority given at Huntsworth's annual general meeting held on 22 July 2003 to amend the rules of the Huntsworth Share Option Schemes, have an exercise price of 11.625p per Huntsworth share, no performance targets and become only exercisable as to 50 per cent. of the shares with effect from 23 July 2006 and as to the remaining 50 per cent. of the shares with effect from 23 July 2007.

In accordance with his letter of appointment, Eugene P. Beard has been granted options over 1,000,000 Huntsworth Shares, which have an exercise price of 25.25p per Huntsworth Share, no performance targets and become exercisable, as to 50 per cent. of the shares, with effect from 23 March 2007 and, as to the remaining 50 per cent., with effect from 23 March 2008.

8.3 Each of the Proposed Directors has entered into a service contract with Huntsworth or has received a letter of appointment from Huntsworth, the main details of which are set out below:

8.3.1 Richard Nichols entered into a service contract with Incepta dated 19 March 1999 and varied by letters dated 18 April 2001, 4 January 2002 and 1 November 2004. The service contract is terminable on 12 months' notice on either side. Richard Nichols is Chief Executive of Incepta and has a salary of £380,000 per annum (raised from £360,000 as of 1 March 2005), subject to an annual review. In addition, Richard Nichols is entitled to a performance related bonus as determined by the Remuneration Committee.

Richard Nichols is provided with a company car or alternatively at his option a car allowance, an annual pension contribution of 15 per cent. of his salary, and has membership of Incepta's permanent health insurance scheme, private health insurance and death in service life insurance.

Richard Nichols entered into a service agreement with Huntsworth on 16 March 2005 with the effect that, in the event that the proposed Merger becomes or is declared wholly unconditional in all respects, Mr. Nichols will be employed as Chief Executive of Huntsworth on his existing terms and conditions set out above, save that his employer will be Huntsworth.

8.3.2 Francis Maude receives an annual fee of £80,000 in respect of his services. Robert Alcock receives an annual fee of £45,000, and Charles Good receives an annual fee of £35,000. On 30 April 2004 Francis Maude, Robert Alcock and Charles Good each entered into a letter of appointment with Incepta terminable by either party on 6 months' notice to expire at any time.

Francis Maude entered into a translation letter with Huntsworth on 16 March 2005 with the effect that, in the event that the proposed Merger becomes or is declared wholly unconditional in all respects, Francis Maude will be appointed as Deputy Chairman and non-executive director of Huntsworth on his existing terms and conditions of appointment, save that he will be an officer of Huntsworth subject to the articles of association of Huntsworth and will be paid his fee by Huntsworth.

8.4 Robert Alcock and Charles Good entered into translation letters with Huntsworth on 16 March 2005 with the effect that, in the event that the proposed Merger becomes or is declared wholly unconditional in all respects, each of Robert Alcock and Charles Good will be appointed as non-executive directors of Huntsworth on their existing terms and conditions of appointment, save that they will be officers of Huntsworth subject to the articles of association of Huntsworth and will be paid their fees by Huntsworth.

8.5 Save as disclosed in this paragraph 8, no service contract has been entered into or varied between any Huntsworth Director or any Proposed Director and Huntsworth or any other member of the Huntsworth Group.

8.6 In the 12 months ended 31 December 2004, the total aggregate remuneration, including benefits in kind and pension contributions, of the Huntsworth Directors was £841,000. Save as disclosed in this paragraph 8 of Part V, the total emoluments receivable by the Huntsworth Directors will not be varied in consequence of the Merger and there are no arrangements under which any of the Huntsworth Directors has agreed to waive further emoluments.

8.7 No Huntsworth Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Huntsworth Group and which was effected by any member of the Huntsworth Group during the current or immediately preceding financial year of the Huntsworth Group or which was effected during any earlier financial year and remains in any respect outstanding or unperformed.

8.8 No loans or guarantees have been granted or provided to, or for the benefit of, any of the Huntsworth Directors by Huntsworth or any of its subsidiaries.

9. Huntsworth Share Option Schemes

The Huntsworth Approved Executive Share Option Scheme (the "Scheme")

Administration

The Scheme is operated and administered by a Remuneration Committee (the "Committee"), all of whose members are non-executive directors.

Eligibility

Participants in the Scheme are selected by the Committee. Participants are limited to employees and full time directors (whose hours of work are at least 25 hours per week (exclusive of meal breaks)) of Huntsworth and its subsidiaries who in either case devote substantially the whole of their working time to their duties to the Huntsworth Group.

Options

Options entitle the holder to acquire (either by purchase or by subscription) ordinary shares in Huntsworth. Options are personal to the optionholder and may not be transferred. No payment is required for the grant of an option and options are not pensionable.

Timing

Options may normally only be granted in the six weeks following the announcement of the results of Huntsworth for any period and/or the four weeks following Huntsworth's annual general meeting or in respect of an employee, the completion of his period of probationary employment.

No options may be granted more than 10 years after the date on which the Scheme was adopted.

Option price

The option price payable on exercise of the option may not be less than an amount equal to the average of the middle market quotations of an ordinary share, as derived from the London Stock Exchange Daily Official List (the "List"), for the five dealing days immediately preceding the date of grant or, if the Committee so decides, equal to the middle market quotation of an ordinary share, as derived from that List, for the dealing day immediately preceding the date of grant.

Individual Limit

The maximum aggregate market value of ordinary shares over which an employee may be granted an option under the Scheme and any similar scheme (except to the extent already exercised) is limited to £30,000 and, in addition, is further limited so that, when added to the aggregate exercise price in respect of which he has been granted options in the previous year, does not exceed twice the annual rate of the employee's then salary (excluding bonuses and benefits in kind).

Scheme Limits

On any date, the aggregate nominal amount of new ordinary shares in respect of which options may be granted under all option schemes of the Huntsworth Group may not, when added to the nominal amount of new ordinary shares placed under option in the previous ten years, exceed 10 per cent. of the equity share capital of Huntsworth.

For the purposes of these limits, options which lapse, by reason of non-exercise or otherwise, cease to count and options over certain shares granted under the Executive Directors Scheme and to executive directors under the EMI Scheme and awards made under the Matched Share Plan are excluded.

Performance Targets

All options may, at the discretion of the Committee, be granted subject to a performance target. If a performance target is imposed then its achievement is normally a condition precedent to the right of exercise.

Exercise of Options

Options are normally be exercisable in whole or in part not earlier than three years in respect of 50 per cent. of the shares under option and four years in respect of the remaining 50 per cent. of the shares under option and not later than 10 years after grant and normally only for so long as the optionholder remains employed or holds office in the Huntsworth Group. The Committee may however grant options which are exercisable earlier subject to the satisfaction of performance targets or on a change of control. Exercise is, however, permitted:

(i) if the optionholder's employment ends as a result of injury, disability, redundancy, retirement at normal retirement age or death or, at the discretion of the Committee, in other circumstances, or

(ii) if the company by which the optionholder is employed, or the business in which he works, is sold outside the Huntsworth Group.

In these circumstances, the option may be exercised irrespective of whether or not the relevant performance target, if any, has been achieved except as otherwise specified by the Committee when the option was granted.

Except in these circumstances, options lapse if the optionholder ceases to be employed by the Huntsworth Group.

The exercise of options is permitted in the event of a change of control or a compromise or arrangement of Huntsworth under Section 425 of the Act. In these events optionholders may surrender their options in return for substitute options over shares in the acquiring company.

Shares

The shares to be used for the purposes of the Scheme are fully-paid ordinary shares in Huntsworth.

Huntsworth is obliged to apply for admission to the Official List of new shares issued under the Scheme. Ordinary shares issued on the exercise of options will rank equally in all respects with existing ordinary shares except for rights attaching to ordinary shares by reference to a record date prior to the date of allotment. Huntsworth is obliged at all times to keep available sufficient authorised and unissued share capital to satisfy outstanding options to subscribe for ordinary shares.

Variation of Capital

In the event of any capitalisation or rights issue by Huntsworth, or any consolidation, subdivision or reduction of Huntsworth's share capital, the number of ordinary shares subject to any option and the option price may be adjusted by the Committee in such fair and reasonable manner as they determine to be appropriate.

Amendments

The Committee may make such amendments to the Scheme as are necessary to retain the approval of the Board of Inland Revenue under the Income and Corporation Taxes Act 1988 (the "Taxes Act") or to take account of changes to that Act or other applicable legislation. The Committee may also make such amendments to the Scheme and to any option as may be necessary or desirable to obtain or maintain favourable tax treatment for participants or for any company in the Huntsworth Group.

Except as described above, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or scheme limits, the terms of options or the adjustment of options without the prior approval of Huntsworth in general meeting.

Huntsworth 1996 Unapproved Executive Share Option Scheme (the "1996 Unapproved Scheme")

The rules of the 1996 Unapproved Scheme are substantially the same as the rules of Huntsworth's approved scheme (summarised above). Options can be granted to any director (other than a non-executive) or employee of any company within the Huntsworth Group (whether based in the UK or overseas) who is required to devote substantially the whole of their working time to the business of the Huntsworth Group. Individuals may be granted options under the scheme each year subject to a limit that the aggregate option price payable on exercise of all options over Huntsworth's shares (other than a savings related option) granted during the year shall not exceed twice the participant's annual salary (excluding bonuses and benefits in kind). In addition, any requirements for prior Inland Revenue approval of amendments to the rules or adjustments on a variation in share capital do not apply. In addition, provided any relevant performance conditions are satisfied at the date of cessation, each option is exercisable for a period of 6 months following a termination of employment by Huntsworth other than for cause.

The Huntsworth Executive Directors Unapproved Share Option Scheme (the "Executive Directors Scheme")

The rules of this scheme are substantially the same as the rules of Huntsworth's 1996 Unapproved Scheme (summarised above) but with the following differences. Participants are restricted to executive directors of Huntsworth. Under the Executive Directors Scheme, the Chief Executive has an option over 9,139,785 Huntsworth Shares and the Finance Director has an option over 2,000,000 Huntsworth Shares. All these options are exercisable as to 50 per cent. of the shares under option after 23rd July, 2006 and the remaining 50 per cent. after 23rd July, 2007 at an exercise price of 11.625 pence per ordinary share. Additional options may be granted at market value and subject to such performance conditions as the Committee may determine.

The Huntsworth Enterprise Management Incentive Scheme (the "EMI Scheme")

The main terms of the EMI Scheme are summarised below:

Eligibility

Participants in the EMI Scheme are selected by the Committee. Participants are limited to employees of Huntsworth and its subsidiaries.

Options

Options entitle the holder to acquire (either by purchase or by subscription) ordinary shares. Options are personal to the optionholder and may not be transferred. No payment is required for the grant of an option and options are not pensionable. Options granted to individual participants will be in substantially the same terms and consistent with the provisions of this summary and the applicable legislation in Schedule 5 of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"), as amended from time to time.

Timing

It is intended that options under the EMI Scheme will normally only be granted in the six weeks following the announcement of the results of Huntsworth for any period and/or the four weeks following Huntsworth's annual general meeting and/or, in respect of an individual employee only the four weeks following their confirmation of their employment at the end of their probationary period.

No options may be granted more than 10 years after the date on which the EMI Scheme was adopted.

Option price

The option price payable on exercise of the option will be determined by the Committee at the time of grant and may be less than the market value of a share at that date.

Scheme Limits

The value of the total number of shares which are the subject of options granted under the EMI Scheme may not exceed the limits prescribed by the relevant legislation. Options granted under the EMI Scheme will count for the purposes of the aggregate limits of the Huntsworth Share Option Schemes.

Performance Targets

All options may, at the discretion of the Committee, be granted subject to a performance target. If a performance target is imposed then its achievement will normally be a condition precedent to the right of exercise.

Exercise of options

Options will be exercisable in whole or in part not later than 10 years after grant and normally only for so long as the optionholder remains employed in the Huntsworth Group. Exercise will, however, be permitted if the optionholder's employment ends as a result of injury, disability, redundancy, retirement at normal retirement age or death or, at the discretion of the Committee, in other circumstances.

In these circumstances, the option may normally be exercised irrespective of whether or not the relevant performance target, if any, has been achieved.

Except in these circumstances, options will lapse if the optionholder ceases to be employed by the Huntsworth Group.

The exercise of options will be permitted in the event of a change of control or a compromise or arrangement of Huntsworth under Section 425 of the Act. In these events optionholders may surrender their options in return for substitute options over shares in the acquiring company.

Shares

The shares to be used for the purposes of the EMI Scheme are fully-paid ordinary shares in Huntsworth.

Huntsworth is obliged to apply for admission to the Official List of new shares issued under the EMI Scheme. Ordinary shares issued on the exercise of options rank equally in all respects with existing ordinary shares except for rights attaching to ordinary shares by reference to a record date prior to the date of allotment. Huntsworth has a commitment at all times to keep available sufficient authorised and unissued share capital to satisfy outstanding options to subscribe for ordinary shares.

Variation of Capital

In the event of any capitalisation or rights issue by Huntsworth, or any consolidation, subdivision or reduction of Huntsworth's share capital the number of ordinary shares subject to any option and the option price may be adjusted by the Committee in such fair and reasonable manner as they determine to be appropriate.

Amendments

The Committee may make such amendments to the EMI Scheme as are necessary for options to continue to qualify for the approval of the Board of Inland Revenue under Schedule 5 of ITEPA or to take account of changes to that Act or other applicable legislation. The Committee may also make such amendments to the Scheme and to any option as may be necessary or desirable to obtain or maintain favourable tax treatment for participants or for any company in the Huntsworth Group.

Except as described above, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or scheme limits, the terms of options or the adjustment of options without the prior approval of Huntsworth in general meeting.

The Huntsworth Non-Executive Directors Share Option Scheme (the "Non-Executive Scheme")

Administration

The Non-Executive Scheme is operated and administered by a committee (the "Executive Committee"), a majority of whose members are executive directors.

Eligibility

Participants in the Non-Executive Scheme is selected by the Committee. Participants are limited to non-executive directors of Huntsworth and its subsidiaries.

Options

Options will entitle the holder to acquire ordinary shares by subscription. Options are personal to the optionholder and may not be transferred. No payment is required for the grant of an option.

Timing

Options may be granted, in the case of the first grant, as soon as practicable following approval of the Scheme by Huntsworth in general meeting. Thereafter, options may normally only be granted in the six weeks following the announcement of the results of Huntsworth for any period, or the four weeks following the annual general meeting.

Exercise price

The exercise price may not be less than an amount equal to the average of the middle market quotations of an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five dealing days ending with the day immediately preceding the date of grant or, if the Committee determine, equal to the middle market quotation of an ordinary share, as derived from the London Stock Exchange Daily Official List, for the dealing day immediately preceding the date of grant.

Scheme limit

The Non-Executive Scheme is subject to the limit that the number of new ordinary shares in respect of which options may be granted under the Non-Executive Scheme may not exceed 5 million shares.

For the purposes of these limits, options which lapse, by reason of non-exercise or otherwise, cease to count.

No options may be granted more than 10 years after the date on which options are first granted under the Scheme.

Exercise of options

Options may generally only be granted under the Non-Executive Scheme in circumstances where, without prejudice to the right to exercise on a change of control or sale of the company or undertaking in which the director holds office, the option shall only be exercised in whole or in part as the case may be following such time as the performance condition imposed at grant is satisfied.

Options may also be granted on terms that they are generally exercisable not earlier than 3 years nor later than 10 years after the date of grant and normally only for so long as the optionholder remains employed in the Huntsworth Group.

The exercise of options is permitted in the event of a change of control, a reorganisation, an amalgamation or a voluntary winding up of Huntsworth. In the event of a change of control of Huntsworth, optionholders may surrender their options in return for substitute options over shares in the acquiring company.

Shares

The shares to be used for the purposes of the Non-Executive Scheme are fully-paid ordinary shares in Huntsworth.

Huntsworth is obliged to apply for admission to the Official List of new shares issued under the Non-Executive Scheme. Ordinary shares issued on the exercise of options rank equally in all respects with existing ordinary shares except for rights attaching to ordinary shares by reference to a record date prior to the date of allotment. Huntsworth has a commitment at all times to keep available sufficient authorised and unissued share capital to satisfy outstanding options to subscribe ordinary shares.

Variation of capital

In the event of any capitalisation or rights issue by Huntsworth, or any consolidation, subdivision or reduction of Huntsworth's share capital or any other variation in its issued share capital and in the case of the unapproved part, a demerger, the number and nominal amount of ordinary shares subject to any option, the rights attached to any option and the exercise price may be adjusted by the directors in such manner as they determine to be appropriate subject to the auditors confirming in writing that such adjustment is, in their opinion, fair and reasonable.

Amendments

The Committee may make such amendments to the Non-Executive Scheme as are necessary or desirable to take account of changes to applicable legislation. The Committee may also make such amendments to the Non-Executive Scheme and to any option as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Huntsworth Group.

Except as described above or for amendments designed to ease the administration of the Non-Executive Scheme, no amendment which is to the advantage of participants may be made to those provisions dealing with eligibility, individual or scheme limits, the terms of options or the adjustment of options without the prior approval of Huntsworth in general meeting.

Huntsworth Savings Related Share Option Scheme (the "SAYE Scheme")

Administration

The SAYE Scheme is operated and administered by the directors.

Eligibility

All U.K. resident employees (including executive directors working 25 hours or more per week) who have 6 months (or such other period as the directors determine not in excess of 5 years) of continuous service with the company, or any subsidiary nominated to join in the SAYE Scheme, are eligible to participate in any invitation. The directors have the discretion to vary or eliminate the period of qualifying service and/or to invite other employees of the Huntsworth Group to participate.

Options

Options granted under the SAYE Scheme entitle the holder to acquire (either by purchase or subscription) ordinary shares in Huntsworth. Options are personal to the optionholder and may not be transferred. No payment is required for the grant of an option.

Timing

Invitations may normally only be issued in the period beginning three weeks before and ending six weeks after the announcement of the results of Huntsworth for any period.

Exercise price

The exercise price may not be less than the higher of (i) an amount equal to 80 per cent. of the arithmetic average of the middle market quotations of an ordinary share, as derived from The Stock Exchange Daily Official List, for three consecutive dealing days selected by the directors in the thirty day period immediately preceding the date of grant and (ii) in the case of options to subscribe for shares, the nominal amount of an ordinary share.

Individual limit

Each eligible employee is given the opportunity to apply for an option, the total exercise price of which does not exceed the monthly contributions and bonus repayable under the Save-as-You-Earn (SAYE) contract to be entered into as a condition of the grant of the option. The aggregate maximum monthly contribution payable by an employee under all SAYE contracts linked to the SAYE Scheme may not exceed such sum as may from time to time be permitted by ITEPA and approved by the directors.

SAYE Scheme limits

The SAYE Scheme is subject to the limit that on any date, the aggregate nominal amount of new ordinary shares in respect of which options may be granted may not, when added to the nominal amount of any new ordinary shares allocated in the previous 10 years under all of the Huntsworth Group's employee share schemes (excluding certain options granted under the Huntsworth (Executive Directors) Unapproved Share Option Scheme, options granted to executive directors under the EMI Scheme and awards made under the Matched Share Plan) exceed 10 per cent. of the issued share capital of Huntsworth.

For these purposes, shares are allocated under an option scheme when the options are granted and under other schemes when the shares are issued. Options which lapse by reason of non-exercise or otherwise cease to count.

No options may be granted more than 10 years after the date on which options are first granted under the SAYE Scheme.

Exercise of options

In normal circumstances, an option may be exercised only during the period of six months starting on the bonus date. The bonus date is the date on which the bonus under the related SAYE contract is payable. In normal circumstances this will be the third, fifth or seventh anniversary of the starting date of the SAYE contract and will depend upon the election made by the optionholder at the time of grant. Earlier exercise of an option will be permitted:

(i) if the optionholder's employment terminates by reason of death, injury, disability, redundancy or retirement at normal retirement age, or

(ii) if the company by which the optionholder is employed leaves the group or if the business in which he works is sold outside the group;

(iii) if the optionholder's employment terminates for any other reason except misconduct and the option has been held for at least three years. If an employee ceases to be employed for any other reason, his option will normally lapse. The exercise of options is also permitted in the event of a change in control, a reorganisation, an amalgamation or a voluntary winding up of Huntsworth. In the event of a change in control of Huntsworth, optionholders may surrender their options in return for substitute options over shares in the acquiring company. In all cases, an option may be exercised only to the extent of the amounts then paid under the related SAYE contract and any interest or bonus payable thereon.

Shares

The shares to be used for the purposes of the SAYE Scheme are fully-paid ordinary shares in Huntsworth. Huntsworth is obliged to apply for admission to the Official List of new shares issued under the Scheme. Ordinary shares issued on the exercise of options rank equally in all respects with existing ordinary shares except for rights attaching to ordinary shares by reference to a record date prior to the date of allotment. Huntsworth has a commitment that it will at all times keep available sufficient authorised and unissued share capital to satisfy outstanding options to subscribe for ordinary shares.

Variation of Capital

In the event of any capitalisation issue by Huntsworth, or any consolidation, subdivision or reduction of the share capital of Huntsworth or any other variation in its issued share capital, the number and nominal amount of ordinary shares subject to any option, the rights attached to any

option and the exercise price may be adjusted by the directors in such manner as they determine to be appropriate subject to the auditors confirming in writing that such adjustment is, in their opinion, fair and reasonable.

Amendments

The directors may make such amendments to the Scheme as are necessary or desirable to obtain or retain the approval of the Board of Inland Revenue under ITEPA or to take account of changes to that Act or other applicable legislation. The directors may also make such amendments to the Scheme and to any option as may be necessary or desirable to obtain or maintain favorable tax, exchange control or regulatory treatment for optionholders or for any company in the Huntsworth Group.

Except as described above or for amendments designed to ease the administration of the Scheme, no amendment which is to the advantage of employees or optionholders may be made to the provisions dealing with eligibility, individual or Scheme limits, the terms of options or the adjustment of options without the prior approval of Huntsworth in general meeting.

The Huntsworth Matched Share Plan (the "Plan")

Eligibility

Any executive director or employee of the Huntsworth Group, whose terms of service require him to devote the whole or substantially the whole of his working time to the Huntsworth Group, will be eligible to participate at the discretion of the Remuneration Committee.

Making of awards

In order to receive a matching award from the trustee of the Huntsworth Employee Benefit Trust, participants must agree that bought shares will be subject to forfeiture to the Trust if the participant leaves the employment of the Group within 5 years. Thus participants must normally remain in employment with the Group for a period of 5 years (the "Restricted Period") to achieve the matching benefit. Awards will be personal to participants and may not be transferred or assigned. Awards are not pensionable.

Timing

Except for the first Awards, Awards will normally be made in the 6 week period following the announcement of interim or annual results for Huntsworth.

Performance criteria

The matching nature of the Plan means the shares that participants have bought are at risk when participants receive a Matching Award and will remain at risk during the Restricted Period. Having regard to the risk, Awards are not subject to any performance conditions.

Cessation of employment

The matching benefit will normally accrue as to part only in the event of the participant ceasing to be a director or employee of the Huntsworth Group during the Restricted Period by reason of death, injury, disability, retirement, redundancy or other reason at the discretion of the Committee. If the cessation event occurs less than five years after grant then the participant will be entitled to such proportion of the benefit as is equal to the proportion of the Restricted Period expired prior to the cessation event. In the event of the participant ceasing to be an employee for any other reason the benefit will lapse immediately.

Other events

If another company acquires control of Huntsworth plc as a result of a general offer for the whole of the issued share capital, the matching benefit will become unconditional. In such circumstances, the Restricted Period ends immediately.

Plan limitations

The number of ordinary shares which may be subject to awards under the Plan will be limited to 5 per cent. of the Company's share capital from time to time in force.

The maximum Matching award granted to any individual participant in any year will not exceed twice his annual salary.

Adjustments

Provision will be made for the matching benefit to be adjusted in the event of any issue of shares or other securities of Huntsworth by way of rights or capitalisation (but excluding any scrip dividend) or upon any consolidation, sub-division, reduction or other variation of Huntsworth's share capital.

Variations to the Plan

Huntsworth reserves the right to vary the terms of the Plan but no amendment for the benefit of the participants may occur without the previous sanction of Huntsworth in general meeting (save in respect of minor amendments to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain a favourable tax, exchange control or regulatory treatment for participants or any member of the Huntsworth Group).

The Plan has also been extended to employees in Austria, Spain and the USA where due to local laws it has been implemented by the grant of restricted stock awards on substantially the same terms as under the Plan, except in the following respects.

Austria

Employees in Austria must have been in employment for one year or more. There is no such requirement under the Plan.

In the event of the participant ceasing to be a director or employee of the Austrian subsidiary during the (5 year) Restricted Period by reason of death or retirement at or after normal retirement age, the participant will be granted the full amount of matching shares.

Under the Austrian Plan, participants ceasing to be employed by the Austrian subsidiary for cause are entitled to such proportion of the benefit as is equal to the proportion of the Restricted Period expired prior to the cessation event.

Spain

In the event of the participant ceasing to be a director or employee of the Spanish subsidiary during the (5 year) Restricted Period by reason of death or retirement at or after normal retirement age, the participant will be granted the full amount of matching shares.

Under the Spanish Plan, participants ceasing to be a director or employee of the Spanish subsidiary by reason of a fair objective dismissal are entitled to such proportion of the benefit as is equal to the proportion of the Restricted Period expired prior to the cessation event.

USA

The only circumstances under which a participant under the US Plan remains entitled to a proportion of the benefit in the event of ceasing to be employed during the Restricted Period relate to permanent disability.

10. Incepta Share Option Schemes

10.1 The Incepta Group plc Employee Share Option Scheme (the "Incepta Share Option Scheme") was adopted by Incepta on 4 November 1988 and amended on 18 October 1990, 5 July 1993, 29 April 1996 (by way of deemed amendment pursuant to a change in the law introduced by the Finance Act 1996) and 3 September 2004. The Incepta Share Option Scheme is an Inland Revenue approved scheme. No further options may be granted under the Incepta Share Option Scheme.

The following is a summary of the principal features of the Incepta Share Option Scheme:

10.1.1 *Exercise and lapse*

An option is personal to the option holder and may not be transferred, assigned or charged. Any purported transfer, assignment or charge shall cause the option to lapse immediately.

An option can be exercised after:

(a) the expiry of three years from the date on which it was granted; or

(b) (in respect of options granted before 3 September 2004 only) the expiry of three years from the date of the last exercise by the option holder of an option granted under the Incepta Share Option Scheme or any other Inland Revenue approved scheme established by Incepta or any other company; or

(c) the death of the option holder (for a period of twelve months); or

(d) the option holder ceasing to be a director or an employee of Incepta or any other company participating in the Incepta Share Option Scheme by reason of injury, disability, redundancy or retirement (for a period of six months);

(e) for a limited period in the event of the takeover, reconstruction or winding-up of Incepta, but following a takeover may, alternatively, with the agreement of the acquiring company, be rolled over into options over the acquiring company's shares.

An option will lapse (to the extent that it has not previously been exercised) upon the earliest of:

(a) the expiry of ten years from the date on which it was granted; or

(b) the date on which the option holder ceases to be a director or an employee of Incepta or any company participating in the Incepta Share Option Scheme other than by reason of his death, injury, disability, redundancy or retirement save that the directors have an absolute discretion to allow an option holder to exercise his option in these circumstances; or

(c) the date on which the option holder is adjudged bankrupt.

Incepta Shares allotted on exercise of an option will rank pari passu in all respects with the Incepta Shares of the same class then in issue save for any rights determined by reference to a date preceding the date of allotment and will be subject to the provisions of the Articles of Association of Incepta.

Option holders may choose to operate the cashless exercise facility agreed by Incepta meaning that the exercise price of an option can be provided from the sale of the shares acquired on exercise of that option.

10.1.2 *Alterations of share capital*

The directors may adjust (subject to confirmation by the auditors of Incepta that such adjustment is fair and reasonable) the number of Incepta Shares under option and the subscription price to take into account any variation of the share capital by way of capitalisation, rights issue or any consolidation, sub-division or reduction of capital or otherwise of Incepta, provided that the aggregate amount payable on the exercise of an option in full is not increased and the subscription price is not reduced below its nominal value. Any such adjustment is subject to prior Inland Revenue approval.

10.1.3 *Amendments*

The directors may at any time amend the Incepta Share Option Scheme rules provided that:

(a) the approval of the Inland Revenue is obtained in all cases;

(b) the prior approval of Incepta in general meeting is obtained in the case of any amendment to the definitions of "eligible employee", "market value" and "subscription price" or to the provisions relating to the consideration payable for the grant of an option, the non-transferability of options, limitations on the number of Incepta Shares over which options may be granted, the rights of an option holder to exercise his option on the voluntary winding up of Incepta, the adjustment of the number of shares subject to any option and the exercise price for those shares following variations to the share capital of Incepta, the pari passu ranking of Incepta Shares allotted on exercise of options and the making of amendments to the Incepta Share Option Scheme; and

(c) the amendment may not alter to the disadvantage of an option holder rights already acquired by him without such consent on the part of option holders as would be required under Incepta's Articles of Association if the options constituted a single class of share.

10.1.4 Option holders shall indemnify Incepta against any income tax and primary Class 1 national insurance contributions ("NICs") arising in respect of the exercise of the option.

10.1.5 At the date of this document the options listed below have been granted pursuant to the Incepta Share Option Scheme and are outstanding:

Number of Incepta Shares	*Exercise Price (pence)*	*Exercisable between*
189,000	50	5 January 1999 – 2006
30,665	97.6	18 July 1999 – 2006
47,250	101.9	29 October 2000 – 2007

No Incepta Director has any outstanding options granted pursuant to the Incepta Share Option Scheme.

10.2 The Incepta Group plc Executive Share Option Plan ("ESOP") was adopted by Incepta on 3 July 1998 and amended on 7 July 2000, 12 March 2001 and 3 September 2004.

No further options will be granted under the ESOP.

The following is a summary of the principal features of the ESOP:

10.2.1 *Constitution*

The ESOP is constituted by rules in two parts: Part A, which was submitted to the Inland Revenue for approval in accordance with the provisions of the Taxes Act and received such approval on 9 September 1998, and Part B which is not capable of approval. Both parts have been designed to be used as an Incentive Stock Option Plan under the United States Internal Revenue Code of 1986 (the "1986 Code") (as amended).

The ESOP is administered by the Incepta Directors.

10.2.2 *Exercise of Options*

An option may be exercised in whole or in part, but only by the person to whom it was granted, or his personal representative(s), and is not transferable.

Options may normally be exercised by eligible employees who are not precluded, in the case of options granted under Part A, from exercising their options because of a material interest in a close company, only between the third and tenth anniversaries of the date of grant, at the end of which period they will lapse. A former employee may exercise an option within the period of one year (six months for options granted on or after 3 September 2004) after cessation of employment irrespective of whether the performance conditions have been satisfied, but only where his

employment ceases on account of injury or disability (or ill-health – only for options granted prior to 3 September 2004). Where employment ceases on account of redundancy, retirement at contractual retirement age or later retirement or following early retirement by agreement with his employer or (if the directors so decide in their absolute discretion) for any other reason, the option may be exercised within the period of one year (six months for options granted on or after 3 September 2004) after cessation of employment if the performance conditions are satisfied. An option holder who retires at his contractual retirement age may not exercise any option granted within two years before his date of retirement. The personal representative(s) of a deceased option older may exercise an option within the period of one year following his death.

If an optionholder ceases employment by reason of injury, ill-health or disability, retirement at contractual retirement age, early retirement by agreement with his employer or redundancy, or any other reason in the absolute discretion of the directors before 42 months have elapsed since the date of grant or since the date on which he last exercised an Inland Revenue approved option, an extended exercise period will apply. Where cessation of employment was on account of injury, ill-health or disability, the optionholder may, at the discretion of the directors, exercise his option within the period commencing on the date of cessation of employment and ending 6 months after the earliest date on which the option could be exercised without incurring any liability to income tax. Where cessation of employment is by reason of retirement, redundancy or for any other reason if the directors agree, the option may be exercised within the period commencing on the first date on which they determined that the performance conditions have been satisfied and ending six months after the earliest date on which the option could be exercised without incurring liability to income tax. No options may be exercised more than 42 months after the date of cessation of employment. For options granted on or after 3 September 2004, the extended exercise period where cessation of employment is for these reasons in respect of options over 3 years old is one year.

Options will lapse if an option holder leaves the service of Incepta or a participating subsidiary, other than in the circumstances referred to above or, where the circumstances referred to above apply, if the options are not exercised within the prescribed periods. Options which are subject to performance conditions or any further conditions may also lapse if it is established that these cannot be satisfied.

Options also become exercisable within a limited period in the event of the takeover, reconstruction or winding-up of Incepta, but following a takeover may alternatively, with the agreement of the acquiring company, be rolled over to become options over the acquiring company's shares. In the absence of exercise or roll-over, the options will lapse at the end of the specified period.

10.2.3 *Issues of shares*

Within 28 days of the exercise of an option, shares will be allotted and issued (or transferred) to the option holder concerned or to the option holder's nominee. Shares allotted will rank pari passu with the shares then in issue other than in respect of dividend and other entitlements declared by reference to a record date prior to the date of exercise.

Option holders may choose to operate the cashless exercise facility agreed by Incepta meaning that the exercise price of an option can be provided from the sale of the shares acquired on exercise of that option.

10.2.4 *Reimbursement of taxes*

Incepta (and where relevant, the Participating Companies) may be legally required to account for tax and NICs in respect of options granted under Part A or B of the ESOP. Where this is the case, option holders shall be required to indemnify Incepta (and any Participating Company) in full against any such tax and NICs including, for options granted on or after 3 September 2004, employer's NICs.

10.2.5 *Adjustments*

The Option Price and the number of shares over which options have been granted will, following any capitalisation or other variation of capital, be adjusted in such manner as the directors determine, subject, except in the case of capitalisation, to written confirmation from Incepta's auditors that the adjustments are, in their opinion fair and reasonable. In the case of options to subscribe no adjustment may be made which would result in the Option Price falling below the nominal value of ordinary shares in Incepta, unless the directors are authorised to capitalise a sum equal to the difference between the Option Price and nominal value from Incepta's reserves. Any adjustment to options granted under Part A of the ESOP will, in addition, need to be approved by the Inland Revenue.

10.2.6 *Amendments*

The ESOP may be amended by the directors in any way, provided that any amendment which is made to the provisions which relate to:

(a) the persons who are eligible to become option holders;

(b) the limitations on the number of shares over which options can be granted;

(c) the maximum entitlement for any option holder;

(d) the mandatory performance conditions; or

(e) the basis for determining option holders' entitlement to and terms of the shares to be provided under the ESOP and for their adjustment in the event of a capitalisation or other variation of capital,

will not be effective unless either it has been approved by the shareholders of Incepta in general meeting or it is a minor amendment which the directors consider necessary or desirable in order to benefit the administration of the ESOP to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for option holders (whether present or future) or Incepta or members of its group.

No alteration to Part A or Part B may be made which would abrogate or adversely affect the subsisting rights of option holders. No amendment to a "key feature" (as defined in ITEPA) of Part A of the ESOP will be effective until it has been approved by the Inland Revenue.

Under Part B of the ESOP, on the exercise of an option the directors may in lieu of allotting or procuring the transfer of shares to the optionholder pay to the optionholder a cash sum equal to the amount by which the value of the shares subject to the notice of exercise exceeds the Option Price of those shares. Following receipt of such payment by an optionholder, he shall have no further rights in respects of the shares for which the notice of exercise was given. Incepta may make any deductions from such payment as may be required under the laws of any territory applicable to the optionholder and/or his employing company.

10.2.7 *Termination*

The ESOP will terminate on the tenth anniversary of its approval of shareholders and the directors may at any time terminate it without prejudice to the rights of existing option holders.

10.2.8 At the date of this document the options listed below have been granted pursuant to the ESOP and are outstanding:

Number of Incepta Shares	*Exercise Price(pence)*	*Exercisable between*
121,250	110.68	22 September 2001 – 2008
504,151	116.63	4 May 2002 – 2009
191,158	264.2	12 October 2002 – 2009
19,112	614.08	20 October 2003 – 2010
15,754	170.18	16 October 2004 – 2011
1,628,112	74.97	4 July 2006 – 2013

On 4 May 1999 R Nichols was granted options over 210,065 Incepta Shares exercisable between 4 May 2002 and 4 May 2009 at an exercise price of 116.63p. On 4 July 2003 R Nichols was granted options over 178,570 Incepta Shares exercisable between 4 July 2006 and 4 July 2013 at an exercise price of 74.97p. On 4 July 2003 M Butterworth was granted options over 105,041 Incepta Shares exercisable between 4 July 2006 and 4 July 2013 at an exercise price of 74.97p. Save as set out above, no Incepta Director has been granted any options pursuant to the ESOP.

10.3 The Incepta Group plc Savings-Related Share Option Scheme (the "SAYE Scheme") was adopted by Incepta on 3 July 1998 and amended on 5 July 2002.

No further options will be granted under the SAYE Scheme.

The following is a summary of the principal features of the SAYE Scheme:

10.3.1 *Constitution*

The SAYE Scheme is governed by written rules which have been approved by the Inland Revenue and is administered by the directors who may delegate their powers to an authorised committee.

10.3.2 *Adjustments*

The number of shares under option and the exercise price per share may be adjusted in such manner as the directors shall determine following any capitalisation issue, subdivision, consolidation or reduction of share capital and in respect of any discount element in any rights issue or other variation of share capital. Such adjustments (save in the case of a capitalisation issue) must be confirmed in writing by Incepta's auditors to be fair and reasonable and are subject in all cases to prior Inland Revenue approval.

10.3.3 *Exercise of options*

An option may only be exercised by the person to whom it was granted or his personal representative(s), and is not transferable.

Options may normally be exercised only within six months of the third or fifth anniversary of the starting date of the SAYE contract, depending on the period determined at the time of grant. An option not so exercised will normally lapse. If the option holder has elected to extend a five year savings contract for a further two years, the option will automatically lapse in accordance with the relevant provisions of ITEPA. A former employee may exercise an option within a limited period after cessation of employment, but only where his employment ceases on account of injury or disability, redundancy, retirement (including early retirement), or the disposal of the participating subsidiary or the business in which the option holder is employed. The personal representative(s) of a deceased option holder may exercise an option within a limited period following his death.

Options are also exercisable within a limited period in the event of the takeover, reconstruction or winding-up of Incepta, but following a takeover may alternatively, with the agreement of the acquiring company, be rolled over into options over the acquiring company's shares. In the absence of exercise or roll-over, the options will lapse at the end of the exercise period.

10.3.4 *Amendments*

The SAYE Scheme may be amended by the directors in any way, provided that any amendment which is made to the provisions which relate to:

(a) the persons who are or are eligible to become option holders;

(b) the limitations on the number or Shares over which options can be granted;

(c) the definitions of "Market Value", "Share Price", "Maximum Savings Contribution" and "Savings Contract" and the maximum level of entitlement for any option holder; and

(d) the basis for determining option holders' entitlement to and terms of the Shares to be provided under the SAYE Scheme and for their adjustment in the event of a rights issue, capitalisation issue or other variation of capital,

will not be effective unless it has been approved by shareholders of Incepta or it is a minor amendment which the directors consider necessary or desirable in order to benefit the administration of the SAYE Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for option holders (whether present or future) or Incepta or members of its group.

No amendment to the SAYE Scheme will be effective unless it has been approved by the Inland Revenue.

10.3.5 *Termination*

The SAYE Scheme will terminate on the tenth anniversary of its approval by shareholders and the directors may at any time terminate it, but the rights of existing option holders will not thereby be affected.

10.3.6 At the date of this document the following options have been granted pursuant to the SAYE Scheme and are outstanding:

Number of Incepta Shares	*Exercise Price(pence)*	*Exercisable between*
99,524	140.4	1 Jan – 30 Jun 2005
434,991	57.6	1 Jan – 30 Jun 2006
336,296	91.6	1 Jan – 30 Jun 2007
272,604	55.6	1 Jan – 30 Jun 2008

R Nichols and M Butterworth were granted options over 4,921 Incepta Shares in each case exercisable between 1 January 2006 and 30 June 2006 at an exercise price of 57.6p. R. Nichols was granted options over 3,826 Incepta Shares and M. Butterworth was granted options over 5,639 Incepta Shares in each case exercisable between 1 January 2007 and 30 June 2007 at an exercise price of 91.6p. F Maude, R Alcock and C Good were each granted options over 5,453 Incepta Shares and R Nichols was granted options over 1,704 Incepta Shares in each case exercisable between 1 January 2008 and 30 June 2008 at an exercise price of 55.6p. Save as set out above, no Incepta Director has any outstanding options pursuant to the SAYE Scheme.

10.4 The Incepta Group International Sharesave Scheme (the "International Scheme") was adopted by Incepta on 3 July 1998.

No further options will be granted under the International Scheme.

The following is a summary of the principal features of the International Scheme.

10.4.1 *Constitution*

The International Scheme is governed by written rules which are substantially the same as the rules of the SAYE Scheme and is administered by the directors who may delegate their powers to an authorised committee. The International Scheme has not been approved by the Inland Revenue and does not provide for the payment of a bonus to participants.

10.4.2 *Amendments*

The directors may at any time alter the provisions of the International Scheme in any respect. No modification which is to the advantage of option holders shall be made without the prior sanction of Incepta in general meeting, except for minor amendments to benefit the administration of the International Scheme and amendments to obtain or maintain favourable tax, exchange control or regulatory treatment for option holders or for Incepta or members of its group.

10.4.3 *Adjustments*

The International Scheme contains the same provision as the SAYE Scheme which permits adjustments to be made to the number of shares under option and the exercise price per share following a variation in Incepta's share capital, including on a rights issue. Inland Revenue approval is not required for adjustments to options granted under the International Scheme, but Incepta's auditors must provide written confirmation that the adjustment is fair and reasonable.

10.4.4 *Termination*

The directors may at any time resolve to terminate the International Scheme in which event the provisions of the scheme shall continue in full force and effect in relation to options subsisting.

10.4.5 At the date of this document the following options have been granted pursuant to the International Scheme and are outstanding:

	No. of Ordinary Shares	*Exercise Price (pence)*	*Exercisable between*
2001 3 year options Germany	7,864	140.4	1 January – 30 June 2005
2001 3 year options Holland	3,395	140.4	1 January – 30 June 2005
2001 3 year options Italy	5,639	185.4	1 January – 30 June 2005
2001 3 year options Sweden	4,124	140.4	1 January – 30 June 2005
2001 3 year options Singapore	19,656	140.4	1 January – 30 June 2005
2002 2 year options USA	213,267	60.9	1 January – 30 June 2005
2002 3 year options Hong Kong	27,886	57.6	1 January – 30 June 2006
2002 3 year options Germany	51,174	57.6	1 January – 30 June 2006
2002 3 year options Holland	6,738	57.6	1 January – 30 June 2006
2002 3 year options Sweden	4,372	57.6	1 January – 30 June 2006
2002 3 year options Spain	29,062	57.6	1 January – 30 June 2006
2002 3 year options Singapore	25,444	57.6	1 January – 30 June 2006
2003 2 year options USA	152,537	97.3	1 January – 30 June 2006
2003 3 year options Hong Kong	33,047	91.6	1 January – 30 June 2007
2003 3 year options Spain	17,745	91.6	1 January – 30 June 2007
2003 3 year options Germany	24,335	91.6	1 January – 30 June 2007
2003 3 year options Netherlands	3,912	91.6	1 January – 30 June 2007
2003 3 year options Singapore	2,737	91.6	1 January – 30 June 2007
2004 2 year options USA	63,143	59.1	1 January – 30 June 2007
2004 3 year options Hong Kong	28,422	55.6	1 January – 30 June 2008
2004 3 year options Spain	9,628	55.6	1 January – 30 June 2008
2004 3 year options Germany	17,241	55.6	1 January – 30 June 2008
2004 3 year options Netherlands	671	55.6	1 January – 30 June 2008
2004 3 year options Singapore	20,526	55.6	1 January – 30 June 2008

No Incepta Director has been granted options pursuant to the International Scheme.

10.5 The Citigate Communications Group Limited Unapproved Share Option Scheme (the "Citigate Unapproved Scheme"). These options relate to the deferred consideration payable pursuant to the acquisition of Citigate and no further options may be granted pursuant to the Citigate Unapproved Scheme. Options granted under the Citigate Unapproved Scheme can

be adjusted by Incepta in respect of the number of shares under option and the exercise price payable per share in the event of a rights issue. Incepta's auditors written confirmation that such adjustment is fair and reasonable must be obtained.

At the date of this document the options listed below have been granted pursuant to the Citigate Unapproved Scheme and are outstanding:

Number of Incepta Shares	*Exercise Price per employee (pence)*	*Exercisable between*
50,000	100.00	1 February 1999 – 1 July 2005

All Incepta Shares have been issued and are held by trustees.

No Incepta Director has any outstanding options pursuant to the Citigate Unapproved Scheme.

10.6 The Dewe Rogerson Share Scheme (the "DR Scheme"). These options relate to the deferred consideration payable pursuant to the acquisition of Dewe Rogerson and no further options may be granted pursuant to the DR Scheme.

At the date of this document the options listed below have been granted pursuant to the DR Scheme and are outstanding:

Number of Incepta Shares	*Exercise Price (pence)*	*Exercisable between*
394,889	nil	19 October 2000 – 2008

All Incepta Shares have been issued and are held by trustees.

No Incepta Director has any outstanding options pursuant to the DR Scheme.

10.7 The Incepta Group plc Employee Share Ownership Plan ("the SIP") established on 7 July 2000.

10.7.1 *Constitution*

The SIP contains three core elements and the directors will decide each year which (if any) of these core elements will be offered to employees, provided that the SIP may not be operated more than 10 years after its approval by shareholders. Awards of shares under the SIP are held on behalf of participants for the period specified in the rules, by a UK resident trustee. The core elements of the SIP are:

(a) Free shares which may be awarded to an employee by Incepta ("Free Shares"). The market value of Free Shares allocated to an employee in any tax year may not exceed £3,000 or such higher limit as may from time to time be permitted by the relevant legislation. Free Shares may be allocated equally, or on the basis of salary, length of service or hours worked, or on the basis of the performance of Incepta, one or more business units and/or individual performance, within the limits specified by the relevant legislation;

(b) Partnership shares which an employee may purchase out of his or her pre-tax earnings ("Partnership Shares"). The market value of Partnership Shares which an employee can agree to purchase in any tax year may not currently exceed £1,500, subject to a further limit of the lower of £125 per month or 10 per cent. of an employee's gross salary. Partnership Shares are purchased on behalf of an employee by the trustee. The funds used to purchase shares will be deducted from an employee's pre-tax salary at monthly intervals and shares will be purchased monthly by the trustee to satisfy awards of Partnership Shares; and

(c) Matching shares which may be awarded to an employee by Incepta following a purchase of Partnership Shares ("Matching Shares"). Matching Shares are additional free shares. The maximum number of Matching Shares which Incepta can allocate to an employee following a purchase of Partnership Shares by the employee is two Matching Shares for each Partnership Share

purchased. There is no minimum ratio of Matching Shares which Incepta must provide although they must be awarded to all employees who are awarded Partnership Shares on the same day and on the same basis.

10.7.2 *Retention of Shares*

All Free Shares or Matching Shares allocated to employees and any Partnership Shares acquired on the employees' behalf are held by the trustee. Employees can withdraw Partnership Shares from the trust at any time. Free Shares and Matching Shares will be subject to a requirement that the shares are held by the trustee for a period after the initial allocation (the "Holding Period"). The Holding Period will be notified to employees at the time an award is made and will not normally be for less than three years or more than five years. Employees are not obliged to withdraw their shares from the SIP at the end of the Holding Period and the trustee can continue to hold the shares on their behalf. Shares must be withdrawn before the end of the Holding Period if an employee ceases to be employed by an Incepta Group company.

The SIP allows the directors to determine, at the time of an award, that if employees cease to be employed by a Incepta Group company within three years of being allocated Free or Matching Shares (or such shorter period as the directors may specify at the time an award is made), their rights to those shares will be forfeited. However, in certain circumstances, for example, death, redundancy or retirement on reaching age 60, employees will retain any Free and Matching Shares.

10.7.3 Dividends on Shares held by the Trustee

Where Incepta Shares are held by the trustee on behalf of employees, employees are the beneficial owners of the Incepta Shares and are therefore entitled to any dividends paid by Incepta on those Shares. Dividend income may be used to acquire additional Incepta Shares for employees (with a maximum of £1,500 of dividends per employee per annum reinvested in the SIP).

10.7.4 Acquisition of Shares by Trustees

The trustees may either subscribe for Incepta Shares or purchase Incepta Shares in the market for the purposes of the SIP.

Where new Incepta Shares are issued and allotted to the trustee for the purpose of satisfying awards made to participants of Free or Matching Shares, the subscription price must be at least equal to the market value of a share at the time of issue. The market value of an Incepta Share will be the middle market quotation of a Share on the dealing day immediately preceding the day on which awards are made.

If the trustee purchases Incepta Shares in order to satisfy awards under the SIP, the market value where Shares are purchased and allocated to all participants on the same day, will be the average of the prices paid by the trustee to acquire those shares. If shares are not purchased and allocated to all participants on the same day, the market value of an Incepta Share will be the middle market quotation of a share on the immediately preceding dealing day as derived from the Daily Official List of the London Stock Exchange.

Incepta may, from time to time, arrange for the trustee to be put in funds for the purpose of acquiring shares for allocation to participants as Free or Matching Shares by making outright contributions of cash to the trustee and Incepta may, in addition, act as guarantor of any third party borrowing by the trustee.

Any ordinary shares allotted under the SIP will rank *pari passu* with all other ordinary shares of Incepta then in issue, except that they will not normally rank for dividends or for any other rights if the record date is prior to the date of allotment. Application will be made to the London Stock Exchange for such shares to be admitted to the Official List.

10.7.5 *Rights Issue*

In the event of a rights issue, participants must be notified that they can instruct the trustee to sell some of the shares held in trust on their behalf in order to take up their entitlement under the rights issue in respect of the remaining shares held in trust for them. Alternatively, participants can put the trustee in funds and instruct the trustee to take up their full entitlement under the rights issue. Any shares acquired using funds paid to the trustee will not be plan shares subject to the rules of the SIP and must be allotted to the participants. In the absence of instructions from any participant, the trustee is not permitted to take any action in respect of that participant's shares.

10.7.6 *Amendments*

The directors may at any time alter the rules of the SIP in any respect with the Trustee's consent, provided that no amendment to a key feature of the SIP will take effect until the approval of the Board of Inland Revenue has been given to such an amendment. In addition, no amendment may be made which would adversely prejudice to a material extent the rights attaching to any shares subject to any awards made under the SIP, nor may any alternation be made which would give participating companies a beneficial interest in any such shares.

10.8 Incepta Group plc Executive Long Term Incentive Plan (the "LTIP") established on 7 July 2000 and amended on 31 December 2004.

10.8.1 *Operation*

No further options will be granted under the LTIP.

10.8.2 *Adjustments*

The exercise price and the number of ordinary shares subject to an option may be adjusted in the event of a rights issue, capitalisation issue, share split, consolidation of shares or reduction of capital of Incepta on any other variation in the share capital which in the opinion of the directors justifies a variation in the number of ordinary shares comprising the option and/or the option price, subject, except in the case of a capitalisation issue, to the written confirmation of Incepta's auditors that such adjustment is fair and reasonable.

10.8.3 *Vesting*

In normal circumstances, options may be exercised at any time between the third and tenth anniversaries of their date of grant to the extent that they have vested, provided that any performance conditions to which they are subject have been fulfilled and that the option holder is an employee or director of Incepta or any participating company at the time of exercise. Options will vest in respect of one third of the shares on each of the third, fourth and fifth anniversaries of the date of grant.

10.8.4 *Performance Conditions*

Performance conditions will be set by the directors acting on the recommendation of the Remuneration Committee. Options will be granted subject to a performance condition that Incepta must show real earnings per share ("EPS") growth of more than 3 per cent. per annum in any three year period. The directors may vary the performance condition if, in their reasonable opinion, this will result in a fairer measure of the performance of the job of the option holder and will ensure that the Plan more effectively achieves its purpose of incentivising employees and will be no more difficult to satisfy than the original performance condition.

10.8.5 *Early Exercise*

Options will become exercisable immediately on the death of a participant or on the option holder ceasing to be an eligible employee by reason of injury, sickness, disability or redundancy even though the performance condition has not been

satisfied, or, subject to the satisfaction of any performance condition, retirement or the sale or transfer out of Incepta's group, of the business or that part of the business to which the option holder's employment relates. Options which have become exercisable must be exercised during 12 months after cessation of employment. Rights of exercise arise on a change of control or reconstruction of Incepta and in the event of a voluntary winding-up even though the performance condition has not been satisfied. Options granted immediately prior to listing cease to be exercisable if listing does not occur. Options will lapse if they are not exercised within 10 years of their date of grant or if the option holder ceases to be employed in circumstances other than those mentioned above unless the directors so permit.

On a change of control or reconstruction of Incepta, options may, with the consent of the company acquiring control of Incepta, be released in consideration for the grant of equivalent rights over the shares of the acquiring company or a company associated with it. The rights are equivalent if, broadly, the aggregate market values of the shares under both the old and new options and the aggregate exercise price of each option are, on the date of exchange, equal.

10.8.6 *General*

Until options are exercised, option holders have no voting or other rights in respect of the shares under option. Shares issued pursuant to the LTIP will rank *pari passu* in all respects with the shares already then in issue except that they will not rank for rights attaching to shares by reference to a record date falling prior to the date of issue.

Options are non-transferable.

Option holders may choose to operate the cashless exercise facility agreed by Incepta meaning that the exercise of price of an option can be provided from the sale of the shares acquired on exercise of that option.

10.8.7 *Alterations*

The LTIP will be administered by the board with the approval of the Remuneration Committee, which may amend the same by resolution. The prior approval of shareholders will be required for certain amendments to the advantage of participants. Shareholder approval is not required for minor amendments made to benefit the administration of the LTIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the LTIP, Incepta or any participating company. The prior approval of a majority of option holders who respond to a letter from Incepta setting out any alterations or additions to their disadvantage and asking them to approve such alteration or addition is required.

10.8.8 *PAYE*

Any income tax or primary Class 1 NICs for which Incepta must account to the Inland Revenue on the option holder's behalf, either at the date of grant or following the exercise of an option granted under the LTIP, must be repaid to Incepta by the option holder within 21 days of the date on which the option is exercised.

10.8.9 *Termination*

The LTIP may be terminated at any time by resolution of the board or by the shareholders and shall in any event terminate on the tenth anniversary of the date of adoption of the LTIP. Termination shall not affect the rights of subsisting option holders at the date of termination.

10.8.10 At the date of this document the options listed below have been granted pursuant to the LTIP and are outstanding:

Number of Incepta Shares	*Exercise price (pence)*	*Exercisable between*
332,773	614	20 October 2003 – 2010
62,931	348	18 June 2004 – 2011
1,215,581	170	16 October 2004 – 2011
41,964	112	15 August 2005 – 2012
963,415	67	12 November 2005 – 2012
1,446,000	102.66	14 October 2006 – 2013
725,000	89.17	21 May 2007 – 2014
7,200,000	65.16	2 November – 2007 – 2014

On 18 June 2001 M Butterworth was granted options over 62,931 Incepta Shares exercisable between 18 June 2004 and 18 June 2011 at an exercise price of 348p. On 16 October 2001 R Nichols and A Carlisle were each granted options over 63,088 Incepta Shares, and M Butterworth was granted options over 42,058 Incepta Shares, in each case exercisable between 16 October 2004 and 16 October 2011 at an exercise price of 170p. On 21 May 2004 R Nichols was granted options over 600,000 Incepta Shares and M Butterworth was granted options over 125,000 Incepta Shares, in each case exercisable between 21 May 2007 and 21 May 2014 at an exercise price of 89.17p. Save as set out above, no Incepta Director has been granted any options pursuant to the LTIP.

10.9 Incepta Group plc Performance Share Plan (the "PSP") established on 5 July 2002.

No further awards will be granted under the PSP.

10.9.1 *Vesting of awards*

(a) It is intended that PSP awards will not normally be capable of vesting (or in the case of conditional shares, cease to be subject to forfeiture conditions), before the third anniversary of grant.

(b) For the initial awards, an extended vesting schedule will apply, as follows:

(i) where the performance targets have been met by the end of the three year performance period, vesting will occur in four equal tranches – on the third anniversary of grant and on the three subsequent anniversaries of this date;

(ii) if the performance period is extended to four years and the performance conditions are met within this extended period, awards will vest as to 50 per cent. on the fourth anniversary of the date of grant and as to 25 per cent. on each of the two subsequent anniversaries; and

(iii) if the performance period is extended to five years and the condition is satisfied within this period, awards will vest as to 75 per cent. on the fifth anniversary of the date of grant and as to 25 per cent. on the sixth anniversary of the date of grant.

(iv) If the performance condition has not been met within five years following the date of grant, the award shall lapse.

10.9.2 *Forfeiture and special situations*

(a) If a Participant ceases to be employed by the Group, the award will normally lapse, unless the Committee decides otherwise in its absolute discretion.

(b) However, if a Participant's employment with the Group ceases as a result of death, ill – health, injury, disability, redundancy, retirement (six months or more after the date of grant), early retirement with the consent of the Participant's employing company, or for any other reason, at the discretion of the Committee, the award will not lapse. In these circumstances, unless the

Committee determines otherwise, a proportion of the Participant's award will vest depending on the time which has elapsed between the grant of the award and the cessation of employment and the attainment of performance conditions.

(c) Exercise, if the award is made in the form of an option to acquire shares, must take place within one month or such longer period as the Committee shall permit except on death when the personal representatives shall have until the earlier of 12 months from the date of death or the tenth anniversary of the grant of the option.

(d) In the event of a change of control, reconstruction or voluntary winding up of Incepta, awards will vest, unless and to the extent that the Committee, in its absolute discretion and on the basis of performance to date, recommends otherwise. The reorganisation of Incepta will not constitute a change of control where substantially the same shareholders control the parent company of the Group both before and after the reorganisation, and in such a case an appropriate offer would be made to Participants to grant them equivalent awards to those subsisting prior to the reorganisation.

(e) If an award vests by virtue of any of the circumstances referred to at (b) and (d) above, the award shall vest to the extent determined at one time rather than in tranches over consecutive anniversaries.

10.9.3 *Rights of shares and listing*

Shares issued or transferred to Participants on the vesting of awards will rank equally with the shares then in issue, save for rights attaching to newly issued shares by reference to a record date preceding the date of vesting. Incepta will apply for a listing of any shares issued.

10.9.4 *Adjustment of Awards*

In the event of a variation in Incepta's share capital (other than on an acquisition), such as a rights or capitalisation issue, or a reduction of capital, the Committee shall take advice from Incepta's auditors on the appropriate adjustment to both the number of shares over which an award has been granted and the performance conditions attached to that award.

10.9.5 *Amendments to the PSP*

(a) The PSP cannot be altered to the advantage of Participants without the prior approval of shareholders in a general meeting (except for minor amendments to benefit the administration of the PSP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants in the PSP, Incepta or members of the Group).

(b) No amendment to the PSP can be made which would abrogate or adversely affect the subsisting rights of a Participant without their consent in writing, unless at least 75 per cent. of the Participants in the PSP at that time have given their consent in writing to the amendment.

10.9.6 *Taxation*

The Participants will bear the cost of any income tax, duties and primary Class 1 NICs for which Incepta or any participating company must account to the Inland Revenue. Such amount must be paid to Incepta within 21 days of the grant, release, forfeiture or exercise of a share incentive (as appropriate). If the Participant fails to make such reimbursement, Incepta may withhold the number of shares equivalent in value to the amount of income tax, duties and primary NICs due.

10.9.7 At the date of this document the options listed below have been granted pursuant to the PSP and are outstanding:

Number of Incepta Shares	*Exercise price (pence)*	*Exercisable between*
526,130	nil	1 Nov 2005 – 2012
275,000	nil	21 May 2007 -2014

On 1 November 2002 Richard Nichols and Anthony Carlisle were each granted options over 105,227 Incepta Shares, and Mike Butterworth was granted options over 52,613 Incepta Shares, in each case exercisable between 1 November 2005 and 1 November 2012 at an exercise price of nil. On 21 May 2004 Richard Nichols was granted options over 200,000 Incepta Shares and Mike Butterworth was granted options over 75,000 Incepta Shares, in each case exercisable between 21 May 2007 and 25 May 2014 at an exercise price of nil. Save as set out above, no Incepta Director has been granted any options pursuant to the PSP.

10.10 The Incepta Group plc US Sharesave Plan ("US Sharesave Plan")

Incepta adopted the US Sharesave Plan at its annual general meeting which was held on 4 July 2003.

10.10.1 The US Sharesave Plan takes the form of a schedule to the International Scheme which provides that employees are granted options to acquire shares in Incepta Group plc with deductions made from their net salary.

10.10.2 The US Sharesave Plan operates in the same way as the International Scheme save for the introduction of several different features which are required to enable the participants to obtain favourable tax treatment under the US Internal Revenue Code. The principal features of the US Sharesave Plan are as follows:

(a) Exercise of options: Options may normally be exercised only during the three-month period immediately following the second anniversary of the date of grant. Options may, however, be exercised early in the same certain circumstances as the International Scheme but only for a three month period.

(b) Amendment powers: directors may amend the US Scheme as they consider appropriate. However, shareholder approval will be required to amend certain provisions to the advantage of option holders. These provisions relate to: eligibility, individual and plan limits; option price; rights attaching to options and shares and adjustment of options on variation in Incepta's share capital and the amendment powers. Directors can make, without shareholder approval, amendments to obtain or maintain tax approval and/or to ensure compliance with the law. They can also make certain minor amendments, without shareholder approval.

10.10.3 The table set out in paragraph 10.4.5 above shows the options which have been granted pursuant to the US Sharesave Plan and which are outstanding at the date of this document.

11. Principal establishments

The principal premises occupied by the Huntsworth Group are as follows:

Property	*Location*	*Area (sq. ft.)*	*Lease term years remaining (approx)*	*Start date*	*End date*	*Annual rental*
Bedford Avenue	London	6,871	6 years 11 months	1 January 2005	27 February 2012	£186,057
Bergham Mews	London W14	4,273	Unit 12: 6 years 4 months	20 July 2001	22 July 2011	£97,775
			Unit 21: 1 week	19 May 1995	25 March 2005	
Huntsworth Mews	London NW1	7,100	4 years 6 months	24 June 1995	28 September 2009	£225,000
Morris Place	Marlow	3,966	11 years 3 months	2 July 2001	1 July 2016	£111,048
Cortland Street	New York	16,650	8 years 6 months	6 May 2003	30 September 2013	$399,600

12. Material contracts

12.1 The following contracts (not being contracts entered into in the ordinary course of business) are (i) all of the contracts which have been entered into by Huntsworth or any member of the Huntsworth Group within the two years immediately preceding the date of this document that are, or may be, material; and (ii) the contracts (not being contracts entered into in the ordinary course of business) which have been entered into by Huntsworth or any member of the Huntsworth Group at any time which contain provisions under which Huntsworth or any member of the Huntsworth Group has an obligation or entitlement which is, or may be, material to the Huntsworth Group at the date of this document:

(i) an inducement fee agreement dated 2 March 2005 made between Huntsworth and Incepta, the terms of which are summarised in paragraph 9 of Part I.

(ii) an £85 million multicurrency revolving facilities agreement (the "New Syndicated Facility") dated 2 March 2005 between Huntsworth as borrower and guarantor and Lloyds TSB Bank plc as arranger, original lender and agent. The New Syndicated Facility is for the refinancing of the Existing Incepta Syndicated Facility (defined in paragraph (iii) below) and other ancillary facilities of Incepta, working capital purposes and general corporate purposes (including, subject to restrictions contained in the New Syndicated Facility, acquisitions). Interest is payable at a margin between 0.75 per cent. and 1.5 per cent. per annum above LIBOR (or, in relation to any loan in Euro, EURIBOR) and any mandatory costs payable, subject to certain financial ratios being met. The Merger Offer must have become or has been declared unconditional in all respects before the New Syndicated Facility can be utilised. There are certain conditions of utilisation relating to, *inter alia*, the delivery of specified documents to Lloyds TSB as agent. The New Syndicated Facility contains standard banking covenants. The New Syndicated Facility will be secured by guarantees from members of the group comprising 70 per cent. of the consolidated EBITA of the group. Material subsidiaries (those subsidiaries comprising 10 per cent. or more of the EBITA of the group) and Huntsworth must be guarantors under the New Syndicated Facility. In the event of certain market-standard events of default relating to, *inter alia*, non-payment and non-satisfaction of financial covenants relating to Net Worth, the ratio of EBITA to Net Interest Payable and the ratio of Net Debt to EBITDA, the facilities shall end and all outstanding amounts shall become payable forthwith on demand.

(iii) an amendment to the Facility Letter (defined in paragraph (ix) below) (the "Facility Amendment Letter") dated 2 March 2005 between Huntsworth and certain of its subsidiaries as borrowers and Lloyds TSB Bank plc (the "Bank") as Lender. Pursuant to the Facility Amendment Letter, the Facility Letter is amended to provide a facility limit of £15 million until first utilisation of the facilities under the New Syndicated Facility (defined in paragraph (ii) above) whereupon the facility limit under the Facility Letter will be reduced to £10 million. Save for the amendment to the facility limit detailed in the preceding sentence, the amendments made pursuant to the Facility Amendment Letter will become effective as at the later of (i) the date on which the Merger Offer is declared or becomes unconditional in all respects and (ii) the date on which the Bank notifies Huntsworth that the conditions precedent to the Facility Amendment Letter have been satisfied, including, *inter alia*, the delivery of specified documents to the Bank. The margin payable on the committed sterling overdraft facility has been amended to 1.25 per cent. per annum above the Bank's base rate from time to time. The covenants in the Facility Letter have been amended to mirror those covenants contained in the New Syndicated Facility. Incepta and Lloyds TSB Bank plc as arranger and agent are, *inter alios*, parties to a £92.5 million multicurrency revolving facilities agreement dated 15 September 2000 (as amended on 12 January 2001, 17 September 2001, 3 May 2002, 4 March 2003, 27 June 2003 and 30 April 2004) (the "Existing Incepta Syndicated Facility"). While the Existing Incepta Syndicated Facility remains in place, Huntsworth plc and any subsidiary undertaking of Huntsworth with assets in excess of £50,000 will be obliged to accede to the composite guarantee and debenture.

Once the New Syndicated Facility replaces the Incepta Syndicated Facility, the guarantor group will mirror that under the New Syndicated Facility. In the event of certain defaults (such defaults to mirror those events of default under the New Syndicated Facility), the facilities shall end and all outstanding amounts shall become repayable forthwith on demand.

(iv) a Share Purchase Agreement dated 22 February 2005 between Huntsworth as purchaser and Timothy Sinclair and Sally Habergham as vendors, pursuant to which Huntsworth acquired the entire issued share capital of Sinclair Mason Limited. The initial consideration was £1,100,000, of which £545,000 was paid in cash on 23 February 2005, with a further £75,000 to be paid in cash, subject to various conditions, on 6 May 2005. The balance of initial consideration was satisfied by the issue of 2,165,400 Huntsworth Shares. The calculation of deferred consideration is dependent on the profit for the periods ended 28 February 2006, 28 February 2007 and 29 February 2008 (or 29 February 2009, if the vendors make a substitution election to extend the earn-out period for a further year).

Interim deferred consideration, if any, is to be paid partly in cash and partly by the issue of further Huntsworth Shares to the vendors. Further deferred consideration, if any, is to be paid in cash or by the issue of further Huntsworth Shares, in such proportions as Huntsworth shall determine. The Agreement does not provide for a maximum amount of deferred consideration, but the formulae for calculating deferred consideration are such that the aggregate amount of deferred consideration will not significantly exceed £2,800,000.

All shares issued and allotted as consideration are to be held by the vendors subject to certain lock-in provisions.

No Warranty claim may be brought by Huntsworth after the end of 2 years or, in the case of tax matters, 7 years, after completion.

(v) a Stock Purchase Agreement dated 21 December 2004 made between Huntsworth Financial Inc. (a wholly owned subsidiary of Huntsworth) ("Huntsworth Financial"), Rose and Kindel (the "Target"), The Scott Fitz-Randolf and Christina Rose Charitable Remainder Trust and various individual shareholders as vendors, pursuant to which Huntsworth Financial acquired from the vendors the entire issued share capital of the Target. The initial consideration was $3,200,000 in cash. The calculation of deferred consideration is dependent on profit for the financial periods ending 31 December 2005, 2006 and 2007 (or 30 December 2008, if the vendors make a substitution election to extend the earn-out period for a further year). In any event, deferred consideration will not exceed $6,000,000. The deferred consideration (if any) is to be paid either by the issue of ordinary shares in Huntsworth or in cash, in such proportions as Huntsworth Financial shall determine, provided that Huntsworth's shares are still listed and publicly traded on a recognised securities market (as defined).

Huntsworth Financial and Huntsworth have the benefit of indemnification by the vendors in relation to any breach of the representations or warranties in the agreement. No claims under this indemnity can be made under the indemnity after a period of two years, or, in the case of representations as to certain matters (including tax matters), a period ending 30 days after the expiration of the applicable statute to limitations. The aggregate liability of the vendors in respect of all claims under the indemnity is limited to the sum of the initial consideration and any deferred consideration, as described above. Huntsworth Financial gave a substantially similar indemnity to the vendors, but including losses resulting from a guarantee given by the individual shareholders in relation to a lease of certain of the Target's US premises.

(vi) a settlement agreement dated 17 December 2004 and effective as of 1 January 2005 between, *inter alia*, Dunwoodie Communications, Inc. (a wholly-owned subsidiary of Huntsworth) ("Dunwoodie") and Magnet Communications LLC ("Magnet"), pursuant to which Dunwoodie transferred to Magnet: (a) the business of providing public relations services and media counselling to certain Dunwoodie clients (the "Dunwoodie Clients"); and (b) certain employees engaged in providing services to the Dunwoodie Clients (the "Dunwoodie Employees"). Deferred consideration is payable by Magnet as follows:

(a) Magnet shall pay Dunwoodie a commission of 16 per cent. of net revenue for work performed by Magnet for the Dunwoodie Clients in 2005; and

(b) Magnet shall pay Dunwoodie a commission of 11 per cent. of net revenue for work performed by Magnet for the Dunwoodie Clients in 2006.

Deferred consideration is to be paid quarterly by Magnet. The first such payment should be made between 31 March 2005 and 30 April 2005.

(vii) a sale and purchase agreement dated 5 August 2004, between Blackwell Science Limited as vendor, Blackwell Publishing Limited as guarantor of the vendor's obligations under the agreement and Huntsworth as purchaser, pursuant to which Huntsworth acquired all of the issued share capital of Avenue Healthcare Knowledge Management Limited ("AHKML"). On completion, Huntsworth paid consideration of £776,000 in cash and issued 3,112,632 of its ordinary shares. At the end of the post-completion period ending on 31 July 2005, Huntsworth is liable to pay deferred consideration equal to the amount (if any) by which the revenue of AHKML (as calculated under the agreement) exceeds £2,100,000, limited to a maximum of £250,000. This deferred consideration is to be satisfied in part in cash and in part by a further issue to the vendor of ordinary shares in Huntsworth. All shares issued as consideration are to be held by the vendors subject to certain lock-in provisions.

No warranty claim may be brought by Huntsworth after the end of 2 years, or, in the case of tax matters, 7 years, after completion. Such claims are limited by a maximum value equal to the total consideration paid by Huntsworth.

(viii) a sale and purchase agreement dated 13 July 2004 between Huntsworth as purchaser and Blanaid Colley and Jeremy Kane as vendors, pursuant to which Huntsworth acquired the whole of the issued share capital of Ergo Communications Services Limited ("Ergo"). The transaction completed on 14 July 2004. The initial consideration paid by Huntsworth to the vendors was £1,985,171, of which £992,585.50 was paid in cash and the balance satisfied by the issue of 5,046,959 Huntsworth Shares, to be held under certain lock-up provisions. The calculation of additional deferred consideration is dependent on Profit for the financial periods ending 30 June 2005, 30 June 2006 and 30 June 2007 (or 30 June 2008, if the vendors make a substitution election to extend the earn-out period for a further year), subject to a maximum of £1,634,829. The satisfaction of the deferred consideration (if any) is to be made either in further Huntsworth Shares or an issue of loan notes by Huntsworth in proportions determined by Huntsworth.

Huntsworth will be unable to recover under the warranties in the agreement after the second anniversary of completion or, in relation to tax warranties after the seventh anniversary of completion. The aggregate liability of the vendors in respect of all claims under the warranties, indemnities or otherwise under the agreement is limited to the aggregate of initial consideration and deferred consideration less £120,000.

(ix) a facility letter (the "Facility Letter") dated 13 July 2004 made between Huntsworth and certain of its subsidiaries as borrowers and Lloyds TSB Bank plc (the "Bank") as lender entered into in substitution for a previous facility letter between the Bank,

Huntsworth and certain of its subsidiaries dated 15 October 2003 (the "Existing Facilities") to be cancelled upon satisfaction of the preconditions in the Facility Letter, when amounts outstanding under the Existing Facilities shall be deemed outstanding under the Facility Letter. Pursuant to the Facility Letter, until 30 June 2007, the Bank agreed to provide a committed sterling overdraft facility and bonding facility of a maximum aggregate of £15 million less any amounts outstanding under the Existing Facilities and the aggregate of the committed currency overdrafts, a committed currency overdraft facility of £1.1 million each in respect of two Swiss subsidiaries, and certain other ancillary facilities totalling a maximum aggregate of £1.305 million. The committed sterling overdraft facility is for use towards funding acquisitions and for working capital purposes and the committed currency overdraft facility is for use for working capital purposes. Commitment interest calculated quarterly in arrear is payable on the available undrawn balance of the committed facility limit of £15 million. Interest is payable on the committed sterling overdraft facility at a margin of 1 per cent. per annum above the Bank's base rate from time to time. Interest is payable on the committed currency overdraft at 1 per cent. per annum over the Bank's short term offered rate from time to time for the relevant currency. The Facility Letter contains standard banking covenants. The facilities are secured by an omnibus letter of set-off dated 13 July 2001 (as subsequently amended) among the Bank, Huntsworth and certain members of the Huntsworth Group and an omnibus guarantee currently given in favour of the Bank, including two all monies guarantees in relation to each of the two Swiss subsidiaries for a principal amount of £1.5 million each plus interest. Any company that becomes a subsidiary undertaking of Huntsworth may be obliged by the Bank to accede to the omnibus guarantee agreement and the omnibus letter of set-off. In the event of certain defaults, the facilities shall end and all outstanding amounts shall become repayable forthwith on demand;

(x) a sale and purchase agreement dated 30 June 2004 between Huntsworth as purchaser and certain individual shareholders as vendors, pursuant to which Huntsworth acquired the whole of the issued share capital of VB Communications Limited ("VB"). The initial consideration paid by Huntsworth to the vendors comprised cash of £1,912,500, the issue of 5,662,810 ordinary shares in the capital of Huntsworth (to be held under certain lock-up provisions) and loan notes with a principal value equal to £337,500, payable to two of the vendors. The calculation of additional deferred consideration is dependent on the amount by which the average Profits for the financial periods ending 30 June 2005, 30 June 2006 and 30 June 2007 (or 30 June 2008, if the vendors make a substitution election to extend the earn-out period for a further year) exceed the base profit of £366,667, subject to a maximum of £3,000,000. The deferred consideration (if any) is to be paid either in further ordinary shares or by an issue of loan notes by Huntsworth in proportions determined by Huntsworth.

Huntsworth will be unable to recover under the warranties given by the vendors contained in the acquisition agreement after the second anniversary of completion or, in relation to tax warranties, after the seventh anniversary of completion. The aggregate liability of the vendors in respect of all claims under the warranties, indemnities or otherwise under the agreement is limited to the lesser of £5,750,000 or a sum equal to £2,750,001 plus the amount of deferred consideration actually received by the vendors.

(xi) a shareholders' agreement dated 29 June 2004 between Huntsworth Investments Limited ("HIL"), David Rowley, Marcus Perry and Huntsworth Healthcare Group Limited ("HHGL") governing, *inter alia*, the regulation and management of HHGL, and certain aspects of the affairs of and dealings with HHGL in the context of its future intended acquisition of additional marketing service companies in the healthcare sector, to be managed by HHGL in accordance with the terms of the agreement.

The agreement provides for, *inter alia*, the transfer of two subsidiaries from HIL to HHGL (for total consideration of £5,150,000), and the issue by HHGL of loan notes.

000177

The loan notes comprise senior unsecured loan notes of £1,000,000 in principal at a fixed rate of 7 per cent. and unsecured notes of £3,650,001 in principal at a fixed rate of 9 per cent., and were issued to HIL.

HIL is to receive a transfer of the shareholding of the other shareholder parties to this agreement on 30 June, 2007, or, at the option of those shareholders, 30 June, 2008. The price will be determined in accordance with the provisions of the agreement.

The consideration for such transfer may be satisfied, at HIL's option, by cash and/or ordinary shares in Huntsworth with the appropriate market value, as ascertained under the agreement. Any such ordinary shares cannot be sold without HIL's approval, which must be given with 90 days after a request for such approval.

(xii) a sale and purchase agreement dated 5 May 2004 and made between Huntsworth, Ian Douglas Muir and Helen Patricia Muir as vendors, pursuant to which Huntsworth acquired the whole of the issued share capital of Strategy Communications Limited ("Strategy"). The transaction completed on 6 May 2004. The initial consideration paid by Huntsworth to the vendors was cash equal to £512,000.

Additional deferred consideration becomes payable as follows:

(a) Intermediate consideration of £500,000 will be payable if the aggregate of fees and net commissions received by Strategy and/or Harrison Cowley Limited (including fees and commissions due to Strategy's London team whether received by Strategy or Harrison) (the "Revenue") in the year ending 31 October 2005 reaches £2,100,000 and will be due 90 days after the finalisation of the amount of Revenue for the year ending 31 October 2005. If the Revenue is less than £2,100,000, £1.00 for each £4.20 of such shortfall will be deducted from the said £500,000, but the intermediate consideration will not fall below £300,000. The intermediate consideration will be satisfied either in cash or in Huntsworth Shares, (subject to certain restrictions), in proportions determined by Huntsworth.

(b) Additional deferred consideration of £50,000 will be payable if the Revenue in the period commencing on 1 May 2004 and ending 30 April 2007 reaches an aggregate of £5,850,000 and will be due 90 days after the finalisation of the Revenue in that period. If the Revenue during this period is less than £5,850,000, £1.00 for each £0.0303 of such shortfall will be deducted from the said £50,000. The additional deferred consideration will be satisfied either in cash or in Huntsworth Shares, in proportions determined by Huntsworth.

Huntsworth will be unable to recover under the warranties, indemnities or otherwise under the agreement after the second anniversary of completion or, in relation on tax warranties, after the seventh anniversary of completion. The aggregate liability of the vendors in respect of claims under the warranties and the tax covenant in the acquisition agreement is limited to the aggregate of initial consideration, intermediate consideration and deferred consideration received by the vendors or accrued due to them.

(xiii) a stock purchase agreement dated 28 April 2004, between Huntsworth Financial Inc. (a wholly-owned subsidiary of Huntsworth) as purchaser, certain individual shareholders as vendors and Huntsworth, pursuant to which Huntsworth Financial Inc. acquired all of the issued shares in Summit Holdings, Inc. On completion, Huntsworth issued 944,909 ordinary shares as part of the total consideration due under the agreement, to be held under certain lock-up provisions. Huntsworth may be required, at the election of the purchaser, to issue further shares pursuant to an earn-out to a maximum value of $768,979 (as calculated under the terms of the agreement). Huntsworth benefits from certain indemnity provisions for breach of the warranties in the agreement, subject to a maximum liability equal to the value of Huntsworth's shares issued as consideration under the agreement together with any deferred

consideration. No recovery can be made under the indemnity provisions contained in the agreement in relation to certain warranties after a period of 18 months following completion or, in relation to tax matters, for example, after 30 days following the expiration of the applicable statute of limitations.

(xiv) a Placing and Open Offer Agreement dated 17 March 2004 pursuant to which Numis agreed to procure placees to subscribe for Placing Shares and Open Offer Shares at the Issue Price, or failing which itself to subscribe at the Issue Price for such number of Placing Shares and Open Offer Shares which are not the subject of a valid application made under the Open Offer. In consideration of its services under the agreement, Numis has been paid:

(a) a corporate finance fee of £250,000; and

(b) a commission equal to 4 per cent. of the product of the Issue Price and the total number of Placing Shares and Open Offer Shares.

(xv) an acquisition agreement (the "Grayling Acquisition Agreement") dated 17 March 2004 made between Huntsworth as purchaser and certain members of the Havas group as vendors pursuant to which Huntsworth agreed to acquire, or to procure the acquisition of, the entire issued share capital of Grayling Asia Pte, Grayling China Limited, Grayling European Strategy SA, Grayling Gilmore Limited, Grayling UK Limited and Dunwoodie Communications Inc (together, the "Grayling Group"). The total aggregate consideration paid was £10,000,000, of which £6,000,000 was in cash and £4,000,000 was satisfied by the issue of new Huntsworth Shares at a price of 22 pence each, to be held subject to certain lock-up provisions.

(xvi) a shareholders' agreement dated 17 March 2004 between Huntsworth, Newco (as defined below in this paragraph) and various managers of Grayling (the "Management Shareholders").

This agreement provides that the Management Shareholders will subscribe, on completion of the Grayling Acquisition Agreement, for 30 per cent. of the entire issued share capital of a recently incorporated company newly acquired by Huntsworth now called Grayling International Limited ("GIL"). The agreement also provides that Huntsworth will subscribe for certain loan notes in GIL at completion of the Grayling Acquisition Agreement. Huntsworth will procure that GIL acquires the entire issued share capital of the Grayling Group under the Grayling Acquisition Agreement and GIL will, with effect from completion of that agreement, be the immediate holding company of the Grayling Group. Following completion of the Grayling Acquisition Agreement, Huntsworth will hold the other 70 per cent. of the entire issued share capital of GIL.

Under the terms of the agreement, Huntsworth is granted, with effect from completion of the Grayling Acquisition Agreement, a call option over the shares in GIL held by the Management Shareholders ("Management Grayling Shares"). The call option is exercisable at certain periods on or after the fourth anniversary of the date of the agreement. The consideration payable on exercise of this option may, at the option of Huntsworth, be satisfied either by cash or by the issue of new Huntsworth Shares (provided that Huntsworth is listed on the Official List at that time).

(xvii) a sale and purchase agreement dated 17 March 2004 between Huntsworth as purchaser and Havas Shared Services Limited as vendor, pursuant to which Huntsworth acquired sixty per cent. of the entire issued share capital of Hudson Sandler Limited. The consideration paid by Huntsworth on completion was the sum of £1,140,000 in cash.

(xviii) a shareholders' agreement relating to Hudson Sandler Limited ("Hudson Sandler") dated 17 March 2004 between Huntsworth and the holders of the other forty per cent. of the entire issued share capital of Hudson Sandler not acquired pursuant to the acquisition agreement described in the paragraph above (the "Hudson Sandler Management Shareholders").

Under the terms of the agreement, Huntsworth was granted call options, and the Hudson Sandler Management Shareholders were granted put options, in respect of the shares in Hudson Sandler held by the Hudson Sandler Management Shareholders (the "Hudson Sandler Management Shares"). The put and call options are exercisable at any time on or after the third anniversary of the date of completion of the acquisition agreement described immediately above, and may, at the option of Huntsworth, be satisfied either in cash or by the issue of Huntsworth Shares.

(xix) acquisition agreements dated 16 March 2004 pursuant to which Huntsworth acquired the entire issued share capital of CMC Corporate & Marketing Communications Investments A.G ("CMC") and acquired or gained control over all the minority shareholdings in subsidiary undertakings of CMC for a combined initial consideration of €4.4 million, of which €2.4 million was paid in cash and €2.0 million was satisfied by the issue of Huntsworth Shares, to be held subject to certain lock-up arrangements.

Further deferred consideration will be payable pursuant to the Trimedia Acquisition Agreements on agreement or determination of the accounts of the Trimedia Group for the financial periods ending 31 December 2004, 2005 and 2006. Any such deferred consideration will not exceed an aggregate amount of €20.5 million less any intermediate consideration paid. Such deferred consideration will be settled by the issue of shares and/or cash at the discretion of Huntsworth.

(xx) a sale and purchase agreement dated 16 October 2003 and made between Huntsworth as purchaser and Patricia Anne Haslimann as vendor, pursuant to which Huntsworth acquired the entire issued share capital of Haslimann Taylor Limited. The initial consideration paid by Huntsworth was cash equal to £1,011,247 and an amount of £287,082 satisfied by the issue of 1,903,348 Huntsworth Shares. Additional consideration was satisfied on 30 December 2003 by cash equal to £516,190 and by the issue of 871,210 Huntsworth Shares.

(xxi) a sale and purchase agreement dated 23 June 2003 and made between Huntsworth and Bridgepoint Europe I 'A' LP, Bridgepoint Europe I 'B' LP, Bridgepoint Europe I 'C' LP, Bridgepoint Europe I 'D' LP, Bridgepoint Capital No. 5 Fund LP, Bridgepoint Capital No. 4 Fund LP, The Bridgepoint Capital Partnership LP, The Bridgepoint Capital II Partnership LP and The Bridgepoint Capital Co-Investment Plan Limited, Michael Murphy, Victoria Stace and Robert McGrigor as vendors, pursuant to which Huntsworth acquired the whole of the issued share capital and all of the outstanding loan notes of Hatch Group Limited ("Hatch"). The initial consideration paid by Huntsworth to the Sellers was £1.635 million, of which £65,500 was paid in cash and the balance satisfied by the issue of 15,695,000 ordinary shares in the capital of Huntsworth, to be held under certain lock-up provisions. In addition Huntsworth procured the repayment of all outstanding bank debt in Hatch totalling an estimated £1.065 million. The intermediate consideration was satisfied by the issue of 2,448,000 Huntsworth Shares on 2 September 2004 and 552,000 Huntsworth shares on 5 October 2004, at a price of 10 pence each, to be held under certain lock-up provisions. Additional deferred consideration may be payable up to a maximum of £1 million, to be settled by the issue of shares (subject to certain lock-up provisions) and/or interest-bearing loan notes at the discretion of Huntsworth.

(xxii) a sale and purchase agreement dated 31 May 2003 and made between Huntsworth as purchaser and Douglas Alexander Adamson, Sarah Josephine Goodacre Adamson and Ann Margaret Grayling as vendors, pursuant to which Huntsworth acquired from such vendors the entire issued share capital of Adamson Ussher Marketing Limited ("AUML"). The initial consideration paid by Huntsworth was £1. In addition, Huntsworth put AUML in funds for an aggregate amount of £154,999, a proportion of which was applied to the pension fund of the directors' of AUML and to the loan account of certain directors. Additional consideration of £47,500 has been paid and a second instalment (of an amount equal to the average annual revenue for the two years

ending 31 May 2005 less £202,500), will be payable within 10 business days of revenue for the year ending 31 May 2005 being agreed or determined in accordance with the agreement, provided that the second instalment will not be less than £47,500 and will not be greater than £297,500.

(xxiii) a sale and purchase agreement dated 16 October 2002 and made between Huntsworth as purchaser and Elizabeth Freda Guthrie and Barton Keith Guthrie as vendors, pursuant to which Huntsworth agreed to acquire the entire issued share capital of Elizabeth Hindmarch Public Relations Limited. The initial consideration paid by Huntsworth to the vendors was £2,306,000 of which £1,515,500 was cash and £790,500 was satisfied by the issue of Huntsworth Shares. Intermediate consideration of £722,011 was paid in April 2003 and was satisfied by cash equal to £361,005.50 and by the issue of 2,674,115 Huntsworth Shares. Shares issued in respect of the initial and intermediate consideration are subject to certain lock-in provisions.

Deferred consideration may be payable on profits. The agreement does not provide for a maximum amount of deferred consideration, but rather provides for calculations to be made such that the total consideration will not significantly exceed £5,125,000. The satisfaction of the deferred consideration (if any) is to be made either in further Huntsworth Shares or cash in proportions determined by Huntsworth.

12.2 The following contracts (not being contracts entered into in the ordinary course of business) are (i) all of the contracts which have been entered into by Incepta or any member of the Incepta Group within the two years immediately preceding the date of this document that are, or may be, material; and (ii) the contracts (not being contracts entered into in the ordinary course of business) which have been entered into by Incepta or any member of the Incepta Group at any time which contain provisions under which Incepta or any member of the Incepta Group has an obligation or entitlement which is, or may be, material to the Incepta Group at the date of this document:

(i) the inducement fee agreement as described in paragraph 12.1(i); and

(ii) an agreement dated 3 October 2001 made between J Sanchis, Proyectos y Estudios Valencianos S.L. and others (the "Vendors") (1), Citigate Spain, S.L ("Citigate Spain") (a wholly owned subsidiary of Incepta) (2) and Incepta (3) pursuant to which Citigate Spain acquired the entire issued share capital of Sanchis Comunicacion, S.L, HM y Sanchis Consultores de Comunicacion, SL and Sanchis Communicaçao Consultores de Imagen e Communicaçao, Ltd. (together "Sanchis"). The initial consideration payable to the Vendors at completion was €4,491,903, which was satisfied by a cash payment. The agreement contains a provision for two tranches of earn-out consideration. The first tranche of earn-out consideration has been satisfied by a cash payment of €1,358,287 and 2,300,673 Incepta Shares. The second tranche of earn-out consideration is for up to €14,079,371 to be satisfied by the allotment of such number of Incepta Shares (to be valued at the middle market closing price of Incepta Shares for the 10 trading days prior to the payment date) as will result in the percentage of total consideration satisfied by the allotment of Incepta Shares being equal to 55 per cent. and the balance in cash. At Incepta's discretion, it may satisfy the share proportion of the earn-out consideration in part or in whole, in cash. This tranche of earn-out consideration is payable after the settlement of Sanchis' accounts for the period ended 31 August 2004.

13. United Kingdom taxation considerations

The following summarises the UK taxation treatment of Incepta Shareholders pursuant to the Merger. It is based on current UK legislation and published Inland Revenue practice and applies only to shareholders who are resident or (if individuals) ordinarily resident in the UK for UK tax purposes and who hold their Incepta Shares or their New Huntsworth Shares as an investment (otherwise than under a personal equity plan or an individual savings account) and not as trading stock and who have not (and are not deemed to have) acquired their shares by virtue of an office or

employment of any person and who are the beneficial owners of those shares. Shareholders who are in any doubt as to their taxation position or who may be subject to taxation in a jurisdiction other than the UK should consult an appropriate professional adviser.

13.1 *United Kingdom Taxation of Dividends*

Under current United Kingdom tax legislation, no amounts in respect of tax will be withheld at source from dividend payments made by Huntsworth.

Where Huntsworth pays a dividend, a holder of New Huntsworth Shares who is an individual resident (for tax purposes) in the United Kingdom and who receives that dividend will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the aggregate of the dividend and the related tax credit, which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the dividend, unless and except to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the aggregate of the dividend and the related tax credit of an amount determined by applying the "Schedule F upper rate", which is 32.5 per cent., to the aggregate of the dividend and the tax credit and then deducting the tax credit from that sum. So, for example, a dividend of £80 will carry a tax credit of £8.89 (one-ninth of £80) and to the extent that the aggregate of the dividend and the related tax credit falls above the threshold for the higher rate of income tax, the income tax payable on the dividend by an individual liable to income tax at the higher rate will be 32.5 per cent. of £88.89 (i.e. dividend of £80 plus tax credit of £8.89), namely £28.89, less the tax credit of £8.89, leaving a net charge of £20 (or 25 per cent. of the cash dividend).

United Kingdom exempt approved pension funds and charities will not be liable to income tax or corporation tax on dividends received by them from Huntsworth.

A holder of New Huntsworth Shares who is a trustee of a discretionary or accumulation trust which is resident (for tax purposes) in the United Kingdom and who receives a dividend paid by Huntsworth will be taxable on the total of the dividend and the related tax credit at the "Schedule F trust rate", which is also 32.5 per cent., and will be entitled to deduct the tax credit from the tax so payable.

Subject to certain exceptions for some insurance companies with overseas business, a corporate holder of New Huntsworth Shares that is resident for tax purposes in the United Kingdom and that receives a dividend paid by Huntsworth will not be taxable on the receipt of the dividend but will not be entitled to the payment of any tax credit with respect to the dividend.

Whether a holder of New Huntsworth Shares who is resident for tax purposes in a country other than the United Kingdom is entitled to a tax credit in respect of dividends received from Huntsworth and to claim payment of any part of that tax credit will depend on the provisions of any double taxation convention or agreement which may exist between that shareholder's country of residence and the United Kingdom. A non-United Kingdom resident holder of New Huntsworth Shares may be subject to foreign taxation on dividend income in its country of residence.

Persons who are not resident in the UK should consult their own tax advisers concerning their tax liabilities (in the UK and any other country or jurisdiction).

13.2 *United Kingdom Taxation on Chargeable Gains*

UK Resident Shareholders

No Incepta Shareholder should be treated as having made a disposal of Incepta Shares for the purposes of UK tax on chargeable gains as a result of accepting the Merger Offer and to the extent that he receives New Huntsworth Shares as consideration. Any gain or loss which would otherwise have arisen on a disposal of his Incepta Shares in exchange for New Huntsworth Shares should be "rolled over" into the New Huntsworth Shares and the New Huntsworth Shares should be treated as the same asset as those Incepta Shares and as acquired at the same time as those Incepta Shares.

Any Incepta Shareholder who, alone or together with persons connected with him, holds more than 5 per cent. of, or of any class of, shares in or debentures of Incepta is advised that clearance has been obtained from Inland Revenue under section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Merger.

A disposal (or deemed disposal) of New Huntsworth Shares (and Huntsworth Shares) by a Huntsworth Shareholder resident or (in the case of an individual) ordinarily resident for tax purposes in the UK or who carries on a trade, profession or vocation in the UK through a branch, agency or permanent establishment where such Huntsworth Shares are or have been used, held or acquired for the purposes of such trade or branch, agency or permanent establishment may, depending on the Huntsworth Shareholder's particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation on chargeable gains.

Any chargeable gain or allowable loss on a disposal of the New Huntsworth Shares should be calculated taking into account the allowable original cost to the holder of acquiring his Incepta Shares, and (when calculating a chargeable gain but not an allowable loss), for the purposes of corporation tax, indexation allowance will be calculated by reference to the date of disposal of the New Huntsworth Shares. For individual shareholders, indexation allowance will be applied until April 1998 (for Incepta Shares acquired before that date) and taper relief may apply thereafter until disposal to reduce the percentage of the gain chargeable to tax, depending on the number of complete years for which the shares have been held.

Shareholders Temporarily Non-Resident in the UK

A Huntsworth Shareholder who is an individual, who has ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of his Huntsworth Shares during that period may be liable on his return to UK taxation on chargeable gains (subject to any available exemption or relief). Any Huntsworth Shareholder who has any doubt about his tax position should contact a professional adviser before his return to the UK.

13.3 *Stamp Duty and Stamp Duty Reserve Tax*

No stamp duty or stamp duty reserve tax will generally arise on the issue by Huntsworth Group of the New Huntsworth Shares.

A conveyance or transfer on sale of New Huntsworth Shares (and Huntsworth Shares), other than to a depositary or clearance service (or their nominees or agents) will usually attract *ad valorem* UK stamp duty on the instrument of transfer at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer, rounded up if necessary to the nearest multiple of £5. An unconditional agreement to transfer New Huntsworth Shares (and Huntsworth Shares) other than to a depositary or clearance service (or their nominees or agents) will generally give rise to stamp duty reserve tax at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer. However, if within six years of the date of the agreement, or, if the agreement was conditional, the date the agreement became unconditional, an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, then the charge to stamp duty reserve tax will be cancelled or, where the stamp duty reserve tax charge has been paid, the stamp duty reserve tax will, provided that a claim for repayment is made, be repaid.

A charge to stamp duty or stamp duty reserve tax may arise on the issue or subsequent transfer of New Huntsworth Shares (and Huntsworth Shares) to an issuer of depositary receipts or to persons providing a clearance service (or their nominees or agents). The rate of stamp duty or stamp duty reserve tax will generally be 1.5 per cent. of (a) in the case of an issue of New Huntsworth Shares (and Huntsworth Shares), the issue price of the New Huntsworth Shares (and Huntsworth Shares) concerned, or (b) in the case of a transfer of New Huntsworth Shares (and Huntsworth Shares), the value of the consideration or, in some circumstances, the open market value of the New Huntsworth Shares (and Huntsworth Shares) concerned, in the case of stamp duty rounded up if necessary to the nearest multiple of £5. However, in the case of an issue of New Huntsworth Shares (and Huntsworth Shares) to an issuer of depositary receipts or to persons providing a clearance service (or their nominees or agents) a share exchange relief may be available if certain conditions have been met. Clearance services may opt, under certain conditions, for the normal rates of stamp duty reserve tax to apply to a transfer of shares into, and to transactions within, the service instead of the higher rate applying to the issue or transfer of shares into the clearance service.

Paperless transfers of New Huntsworth Shares (and Huntsworth Shares) within CREST are generally liable to stamp duty reserve tax, as described above, rather than stamp duty. CREST is obliged to collect stamp duty reserve tax on relevant transactions settled within the system. Deposits of New Huntsworth Shares (and Huntsworth Shares) into CREST generally will not be subject to stamp duty or, unless the transfer into CREST itself is for consideration, to stamp duty reserve tax.

Stamp duty reserve tax will generally be the liability of the purchaser of New Huntsworth Shares (and Huntsworth Shares) and stamp duty will normally be paid by the purchaser.

Special rules apply to market intermediaries and to some sale and repurchase and stock borrowing arrangements.

The above comments are intended as a general guide to the current stamp duty and stamp duty reserve tax position. Certain categories of person are not liable to stamp duty and stamp duty reserve tax and others may be liable at a higher rate as mentioned above or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

If you are in any doubt as to your tax position or if you require more detailed information than that outlined above you should consult an appropriate professional adviser immediately.

14. Litigation

14.1 The Huntsworth Group is not, nor has been, engaged in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Huntsworth is aware) which may have or have had during the 12 months prior to the date of this document a significant effect on the financial position of the Huntsworth Group.

14.2 The Incepta Group is not, nor has been, engaged in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Incepta is aware) which may have or have had during the 12 months prior to the date of this document a significant effect on the financial position of the Incepta Group.

15. Working capital

Huntsworth is of the opinion that, taking into account cash balances and other facilities available to it, the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this document.

16. Significant change

16.1 There has been no significant change in the financial or trading position of the Huntsworth Group since 31 December 2004, the date to which the latest preliminary results of the Huntsworth Group have been made up.

16.2 There has been no significant change in the financial or trading position of the Incepta Group since 31 August 2004, the date to which the latest interim financial statements of the Incepta Group have been made up.

17. Auditors and financial information

17.1 For the years ended 31 December 2001, 31 December 2002 and 31 December 2003, the auditors of Huntsworth were Ernst & Young LLP, whose address is 1 More London Place, London SE1 2AF, registered auditors and chartered accountants.

17.2 The financial information covering Huntsworth contained in this document does not constitute statutory accounts within the meaning of section 240 of the Act. Full individual accounts of Huntsworth and each of its subsidiary undertakings for each financial year to which the financial information relates and on which the auditors gave unqualified reports have been delivered to the Registrar of Companies in England and Wales. Ernst & Young LLP have reported under section 235 of the Act in respect of the statutory accounts for the years ended 31 December 2001, 31 December 2002 and 31 December 2003. Their reports were not qualified and did not contain a statement under section 273(2) or (3) of the Act.

18. General

18.1 No person has been authorised to give any information or to make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been authorised. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities in any circumstances in which such offer or solicitation is unlawful. The delivery of this document shall not under any circumstances imply that the information contained herein is correct as at any time subsequent to the date hereof or that there has not been any change in the affairs of the Huntsworth Group since the date hereof.

18.2 Ernst & Young LLP has given and not withdrawn its written consent to the inclusion herein of its report and the references to their name in the form and context in which they appear and has authorised the contents of those parts of the listing particulars which comprise its report and the said references for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

18.3 Bridgewell Limited has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

18.4 Numis Securities Limited has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

18.5 The New Huntsworth Shares will be in registered form and will be capable of being held in uncertificated form. It is expected that CREST stock accounts will be credited by no later than 20 June 2005. No temporary documents of title will be issued.

18.6 The New Huntsworth Shares are not being marketed to, nor are they available to be purchased in whole or in part by, the public in the United Kingdom or elsewhere in connection with Admission.

18.7 The total costs (including stamp duty and stamp duty reserve tax, UKLA listing fees, Panel fees, printing and other expenses but exclusive of any amounts in respect of value added tax) payable by the Group in connection with the Merger Offer are estimated to amount to approximately £4.3 million.

19. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY during normal business hours on any weekday (public holidays excepted) while the Merger Offer remains open for acceptance:

(i) the Memorandum and Articles of Association of Huntsworth;

(ii) the material contracts referred to in paragraph 12 of this Part V above;

(iii) the written consents referred to in paragraph 18 of this Part V above;

(iv) the irrevocable undertakings to accept the Merger Offer referred to in paragraph 2 of Part I above;

(v) the irrevocable undertakings to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting referred to in paragraph 10 of Part I above;

(vi) the service agreements and letters of appointment referred to in paragraph 8 of this Part V above;

(vii) the audited consolidated financial statements of Huntsworth for the two financial years ended 31 December 2002 and 31 December 2003 and the unaudited preliminary financial statements of Huntsworth for the year ended 31 December 2004;

(viii) the audited consolidated financial statements of Incepta for the three financial years ended 28 February 2002, 28 February 2003 and 29 February 2004 and the unaudited interim results for the six months ended 31 August 2004;

(ix) the report by Ernst & Young LLP on the Reconciliation of Material Differences in Accounting Policies contained in Section C of Part III of this document;

(x) the report by Ernst & Young LLP on the pro forma statement of net assets contained in Part IV of this document;

(xi) the Rules of the Huntsworth Share Option Schemes;

(xii) the trust deeds relating to the Huntsworth Share Option Schemes referred to in paragraph 9 of this Part V above;

(xiii) the Rules of the Incepta Share Option Schemes;

(xiv) the trust deeds relating to the Incepta Share Option Schemes referred to in paragraph 10 of this Part V above;

(xv) the Circular;

(xvi) the Offer Document and the Form of Acceptance; and

(xvii) this document.

Dated 17 March 2005

PART VI

Sources and Bases

In this document:

1. unless otherwise stated, financial information relating to Huntsworth has been extracted from the audited financial statements of Huntsworth for the relevant financial year or from Huntsworth's preliminary results for the 12 months ended 31 December 2004;

2. unless otherwise stated, financial information relating to Incepta has been extracted from the audited financial statements of Incepta for the relevant financial year or from Incepta's interim results;

3. the source for the closing middle market quotation of Huntsworth Shares and Incepta Shares is the Daily Official List;

4. the value of the Merger Offer is approximately £125.9 million which is based on 200,699,095 Incepta Shares in issue on 16 March 2005, an exchange ratio of 313.654 New Huntsworth Shares for every 100 Incepta Shares, and the middle market quotation of 20 pence per Huntsworth Share, as derived from the Daily Official List at the close of business on 16 March 2005 (being the last business day before the publication of this document);

5. the number of New Huntsworth Shares to be issued pursuant to the Merger Offer, being up to 636,310,240 (assuming full acceptance of the Merger Offer and full exercise of in-the-money Incepta Share Options) is based on 200,699,095 Incepta Shares in issue and 2,171,023 in-the-money Incepta Share Options outstanding on 16 March 2005;

6. the expected operational cost savings and financial synergies have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement should not be interpreted to mean that the earnings per share in the first full financial year following the Merger, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period;

7. for Huntsworth, in the money options are those Huntsworth Share Options with an exercise price below the closing middle market quotation for Huntsworth Shares of 20 pence on 16 March 2005. For Incepta, in the money options are those Incepta Share Options with an exercise price below the Merger Offer Price.

PART VII

RISK FACTORS

Prior to accepting the Merger Offer, Incepta Shareholders should carefully consider, together with all other information contained in these listing particulars, the factors and risks described below. Additional risks and uncertainties not presently known to Huntsworth may also have an adverse effect on its business and that of the Group.

Dependence on Key Personnel and Relationships with clients

The Group's future success is substantially dependent on the continued services and continuing contributions of its directors, senior management and other key personnel. The loss of the services of any of Huntsworth's or Incepta's executive officers or other key employees could have a material adverse effect on the business. Both Huntsworth and Incepta have long term and strong relationships with many of their clients, built by key personnel. The reputations of key personnel attract new clients. The future success of the Group is also dependent on key personnel maintaining relationships with existing clients and continuing to attract new clients. The loss of clients through the breakdown of relationships or the departure of key personnel could have a material adverse effect on the Group's business.

Difficulties in integrating Huntsworth and Incepta

The success of the Merger depends upon the ability of the Huntsworth Directors and Incepta Directors to integrate the two businesses together in a timely and cost-effective manner. Any difficulties in the integration process may result in increased expense, loss of customers, a decline in profitability and a failure to achieve the estimated cost savings. The integration process may require a disproportionate amount of time and attention from the board of the Group, which may distract its attention from its day-to-day responsibilities. In addition, any interruption, or deterioration in service arising from the Merger may result in a client's decision to stop dealing with the Group. If the above factors were to occur, they could have a material adverse impact on the business of the Group.

Historic growth by acquisition

Both Huntsworth and Incepta have acquired significant numbers of businesses in order to build their businesses rapidly over the past few years. The process of integrating these businesses continues. If the Group is unable to successfully manage this process of integration, this could have a material adverse effect on the business of the Group.

Management of growth

The implementation of any strategic growth plans will place additional demands on the Group's management, sales and marketing, customer support, technological resources and administrative function. If the Group is unable to manage its growth effectively, its business, operations or financial condition may deteriorate.

Failure of Information systems

The Group's ability to maintain financial controls and provide a high-quality service to clients depends, in part, on the efficient and uninterrupted operation of its management information systems, including its computer systems. The Group's computer systems are vulnerable to damage or interruption from floods, fires, power loss, telecommunications failures and similar events. These systems may also be subject to sabotage, vandalism and similar misconduct. Any damage to or failure of the systems could result in interruptions to the Group's financial controls and customer service. Such interruption could have a material adverse effect on the Group's business, results of operations and/or financial condition.

The Group's industry is highly competitive

The Group may face significant competition, both actual and potential, including competition from global competitors which have large capital resources in the provision of similar services to those provided by the Group. Competition in the industry is based upon: range and quality of services

offered; geographical reach; reputation; and client relationships. The Directors of Huntsworth and Incepta believe that, in view of their range of services, geographical spread, strategic focus and reputation, the Group can compete effectively with other large competitors, but there is no assurance that the Group will be able to compete successfully in such a market place.

Fluctuations of revenues, expenses and operating results

The Group's revenues, expenses and operating results could vary significantly from period to period as a result of a variety of factors, some of which are outside the Group's control. These factors include general economic conditions, conditions specific to the market, seasonal trends in revenues, capital expenditure and other costs, and the introduction of new products or services by the Group or its competitors. In response to a changing competitive environment, the Group may elect from time to time to make certain pricing, service or marketing decisions that could have a material adverse effect on the Group's revenues, results of operations and financial condition.

Changes in accounting principles may affect the Group's financial results

Previously, Huntsworth's and Incepta's financial statements were prepared in accordance with accounting principles and regulations generally accepted in the United Kingdom ("UK GAAP"). In compliance with the European Parliament and Council Regulation 1606/2002 on the application of International Financial Reporting Standards, or IFRS, adopted on 19 July 2002, the Enlarged Group will prepare its consolidated financial statements in accordance with IFRS for each financial year-end and for each six-monthly interim results period beginning on or after 1 January 2005. In preparation for this transition, Huntsworth is reviewing its accounting policies to identify areas of divergence between IFRS and UK GAAP to the extent that this is possible given the ongoing finalisation by the regulatory authority of the definition of certain key reporting standards and endorsement process by the European Union. The end result of this process may affect the reporting of the Group's financial results which may have an adverse effect on the market price of Huntsworth Shares and New Huntsworth Shares.

Currency rate risk

Fluctuations in exchange rates between currencies in which the Group will operate relative to pounds sterling may cause fluctuations in its financial results. The Group cannot predict the effect of exchange rate fluctuations upon future operating results and there can be no assurance that exchange rate fluctuations will not have a material adverse effect on its business, operating results or financial condition.

Possible volatility of share price

Following Admission, the market price of Huntsworth Shares and New Huntsworth Shares could be subject to significant fluctuations due to a change in sentiment in the stock market regarding the Huntsworth Shares and New Huntsworth Shares or securities similar to them or in response to various facts and events, including any regulatory changes affecting the Group's operations, variations in the Group's half yearly or yearly operating results and business developments of the Group or its competitors. Further, the trading price of Huntsworth Shares and New Huntsworth Shares may be subject to wide fluctuations in response to many factors, including those referred to in this Part VII as well as variations in the operating results of the Group, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, stock market fluctuations and general economic conditions or changes in political sentiment, each of which may adversely affect the market price of Huntsworth Shares and New Huntsworth Shares, regardless of the Group's actual performance or conditions in its key markets.

Suitability of Huntsworth Shares as an investment

Huntsworth Shares may not be a suitable investment for all the recipients of these listing particulars. Before making a final decision, investors are advised to consult an investment adviser authorised through the Financial Services and Markets Act 2000 who specialises in advising on investing in shares and other securities. The value of Huntsworth Shares and the income received from them can go down as well as up and investors may get back less than their original investment.

Forward-looking statements

These listing particulars contain a number of forward-looking statements relating to Huntsworth, Incepta and the Group with respect to, among others, the following: financial condition; results of operations; the business of the Group; future benefits of the Merger; and management plans and objectives. Huntsworth and Incepta consider any statements that are not historical facts as "forward-looking statements". They involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others, the following possibilities; future revenues are lower than expected; costs or difficulties relating to the integration of the businesses of Huntsworth and Incepta, or of other future acquisitions, are greater than expected; expected cost savings from the Merger or from other future acquisitions are not fully realised or realised within the expected time frame; competitive pressures in the industry increase; general economic conditions or conditions affecting the relevant industries, whether internationally or in the places Huntsworth and Incepta do business, are less favourable than expected, and/or conditions in the securities market are less favourable than expected. These forward-looking statements speak only as at the date of these listing particulars.

DEFINITIONS AND GLOSSARY

Definitions used:

"Act"	the Companies Act 1985, as amended
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated April, 2002 (as amended from time to time) containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"Admission"	the admission of New Huntsworth Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities in accordance with the Admission and Disclosure Standards issued by The London Stock Exchange
"Announcement"	the announcement made by the Boards of Huntsworth and Incepta on 3 March 2005 that Huntsworth and Incepta had agreed the terms of a recommended share-for-share offer to acquire the entire issued, and to be issued, ordinary share capital of Incepta
"Board"	the board of Directors of Huntsworth, Incepta, or as the case may be, the Group as constituted from time to time
"business day"	any day on which banks are generally open in England and Wales for the transaction of normal banking business other than a Saturday or Sunday or public holiday
"certificated" or "in certificated form"	where any share or other security is not in uncertificated form
"Circular"	the Huntsworth circular to shareholders dated 17 March 2005
"City Code"	The City Code on Takeovers and Mergers
"Closing Prices"	the closing middle market quotation of Huntsworth Shares and Incepta Shares
"Companies Acts"	every statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to Huntsworth
"CREST"	the computerised settlement system to facilitate the transfer of title to shares in uncertificated form, operated by CRESTCo in accordance with the CRESTCo regulations
"CRESTCo regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time
"CRESTCo"	CRESTCo Limited
"Daily Official List"	the Daily Official List of the London Stock Exchange
"Director"	an executive or non-executive director of Huntsworth, Incepta, or as the case may be, the Group as constituted from time to time
"EGM" or "Extraordinary General Meeting"	the extraordinary general meeting of Huntsworth convened by the notice set out in the Circular which will be held on 11 April 2005, including any adjournment thereof
"Escrow Agent"	Computershare Investor Services PLC (in its capacity as an Escrow Agent as described in the CREST manual issued by CRESTCo)

"Form of Acceptance"	the form of acceptance attached to the Offer Document
"Form of Proxy"	the form of proxy for use at the EGM
"FSMA"	Financial Services and Markets Act 2000, as amended
"Group"	the Huntsworth Group as enlarged by the acquisition of the Incepta Group
"Huntsworth Directors"	the directors of Huntsworth whose names are set out in paragraph 2.1 of Part V of this document
"Huntsworth Group"	Huntsworth and its subsidiary undertakings
"Huntsworth Share Option Schemes"	the Huntsworth Approved Executive Share Scheme, 1996 Unapproved Executive Share Option Scheme, the Huntsworth Executive Directors Unapproved Share Option Scheme, the Huntsworth Enterprise Management Incentive Scheme, the Huntsworth Non-Executive Directors Share Option Scheme, the Huntsworth Savings Related Share Option Scheme and the Huntsworth Matched Share Plan
"Huntsworth Share Options"	the options granted under the Huntsworth Share Option Schemes
"Huntsworth Shareholders"	the holders of Huntsworth Shares as appearing in the register of members of Huntsworth from time to time
"Huntsworth Shares"	the existing unconditionally allotted or issued and fully paid ordinary shares of 10 pence each in the capital of Huntsworth
"Huntsworth" or "the Company"	Huntsworth Plc
"Incepta Director"	an executive or non-executive director of Incepta
"Incepta Group"	Incepta and its subsidiary undertakings
"Incepta Share Option Schemes"	the Incepta Group plc Employee Share Option Scheme, the Incepta Group plc Executive Share Option Plan, the Incepta Group plc Executive Long Term Incentive Plan, the Incepta Group plc Performance Share Plan, the Incepta Group plc Savings Related Share Option Scheme, the Incepta Group plc International Sharesave Scheme, the Incepta Group plc US Sharesave Scheme, the Incepta Group plc Employee Share Ownership Plan, the Citigate Communications Group Limited Executive Share Option Scheme and the Dewe Rogerson Share Scheme
"Incepta Share Options"	the options granted under the Incepta Share Option Schemes
"Incepta Shareholders"	holders of Incepta Shares
"Incepta Shares"	the existing unconditionally allotted or issued and fully paid ordinary shares of 5 pence each in the capital of Incepta and any further shares which are unconditionally allotted or issued prior to the date on which the Merger Offer closes (or such earlier date or dates, as Huntsworth may, with the Panel's consent and subject to the City Code, decide)
"Incepta"	Incepta Group plc
"Listing Particulars"	these listing particulars
"Listing Rules"	the Listing Rules of the UK Listing Authority as amended from time to time
"London Stock Exchange"	London Stock Exchange plc
"Merger"	the proposed Merger of Huntsworth and Incepta, to be implemented by means of the Merger Offer

"Merger Offer"	the offer recommended by the Directors of Incepta to be made by Bridgewell Limited on behalf of Huntsworth to acquire the entire issued, and to be issued, share capital of Incepta held by the Incepta Shareholders and, where the context admits, any subsequent revision, variation, extension or renewal thereof
"Merger Offer Price"	the Incepta share price multiplied by reference to the Huntsworth share price as at the time of the Announcement and the merger ratio of 313.654 New Huntsworth Shares to every 100 Incepta Shares, being 62.73 pence per Incepta Share
"New Huntsworth Shares"	Huntsworth Shares proposed to be issued fully paid pursuant to or in connection with the Merger Offer
"Notice of EGM"	the notice of the Extraordinary General Meeting set out in the Circular
"Offer Document"	the document to be sent to the Incepta Shareholders containing the Merger Offer and dated 17 March 2005
"Official List"	the Official List of the UK Listing Authority
"Panel"	the Panel on Takeovers and Mergers
"Proposed Directors"	The Rt. Hon. Francis Anthony Aylmer Maude M.P., Richard Stephen Nichols, Robert Harding Alcock and Charles Anthony Good
"Registrar of Companies"	the Registrar of Companies of England and Wales
"Remuneration Committee"	the remuneration committee of Huntsworth as constituted from time to time
"SEC"	the US Securities Exchange Commission
"UK GAAP"	generally accepted accounting principles in the United Kingdom
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"uncertificated" or "in uncertificated form"	in relation to a share or other security, title to which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CREST regulations, may be transferred by means of CREST
"US Securities Act"	the United States Securities Act of 1933, as amended
"US Securities Exchange Act"	the United States Securities Exchange Act of 1934, as amended
"US" or "USA" or "United States"	the United States of America, its territories and possessions, any state in the United States of America and the District of Columbia

For the purposes of this document, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act).

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000 ("FSMA").

If you have sold or otherwise transferred all of your Incepta Shares, please send this document, the accompanying Form of Acceptance, the reply-paid envelope and the accompanying Listing Particulars as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, these documents must not be forwarded or transmitted in or into Canada, Australia or Japan or any jurisdiction where to do so would violate the laws in that jurisdiction. If you have sold only part of your holding of Incepta Shares, you should retain these documents.

Applications have been made to the UK Listing Authority for the New Huntsworth Shares to be admitted to the Official List and to the London Stock Exchange for the New Huntsworth Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission of the New Huntsworth Shares to the Official List will become effective, and that dealings for normal settlement will commence on the London Stock Exchange, on the first dealing day following the day on which the Merger Offer becomes or is declared unconditional in all respects (save for the condition relating to Admission). Admission is expected to occur no later than 6 June 2005.

This document should be read in conjunction with the accompanying Listing Particulars and the Form of Acceptance, the latter of which forms part of this document.

Recommended Merger Offer
by
Bridgewell Limited
on behalf of
Huntsworth PLC
for
Incepta Group plc

A letter of recommendation from the Chairman of Incepta is set out in Part I of this document.

TO ACCEPT THE MERGER OFFER, THE FORM OF ACCEPTANCE ACCOMPANYING THIS DOCUMENT SHOULD BE COMPLETED, SIGNED, WITNESSED AND RETURNED, WHETHER OR NOT YOUR INCEPTA SHARES ARE HELD IN CREST, AS SOON AS POSSIBLE AND, IN ANY EVENT, SO AS TO BE RECEIVED BY HAND OR BY POST TO COMPUTERSHARE INVESTOR SERVICES PLC, PO BOX NO 859, THE PAVILIONS, BRIDGWATER ROAD, BRISTOL BS99 1XZ OR BY HAND ONLY TO COMPUTERSHARE INVESTOR SERVICES PLC, 2ND FLOOR, VINTNERS PLACE, 68 UPPER THAMES STREET, LONDON EC4V 3BJ BY NO LATER THAN 3.00 P.M. ON 7 APRIL 2005.

THE PROCEDURE FOR ACCEPTANCE OF THE OFFER IS SET OUT ON PAGES 20-23 OF THIS DOCUMENT AND IN THE FORM OF ACCEPTANCE. IF YOU ARE A CREST SPONSORED MEMBER, YOU SHOULD REFER TO YOUR CREST SPONSOR BEFORE COMPLETING THE ACCOMPANYING FORM OF ACCEPTANCE.

The Merger Offer is not being made, directly or indirectly, in or into or by use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or by any other facilities of a national, state or other securities exchange of Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws in that jurisdiction (each a "Restricted Jurisdiction"). Accordingly, copies of this document and any related documents are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from any Restricted Jurisdiction, and persons doing so may render invalid any purported acceptance of the Merger Offer. The availability of the Merger Offer to persons who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdictions. Incepta Shareholders who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements of their jurisdiction. Further information for overseas shareholders is set out in paragraph 19 of the letter from Bridgewell set out in Part II of this document and in paragraph 6 of Part B of Appendix I to this document. Any person (including, without limitation, any nominee, trustee or custodian) who would, or otherwise intends to, or who may have a contractual or legal obligation to forward this document and/or any related document to any jurisdiction outside the United Kingdom, should read those paragraphs before taking any action.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan, and nor have clearances been, nor will they be, obtained from any securities commission or similar authority of any province or territory of Canada, and no prospectus has been or will be lodged with or registered by the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, unless an exemption under relevant securities law is available, the New Huntsworth Shares may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from, Canada, Australia, Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of, or require registration thereof in, that jurisdiction or to or for the account of any Canadian, Australian or Japanese person.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. The New Huntsworth Shares are being made available within the United States in connection with the Merger pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder and an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act. This Merger Offer relates to the securities of two non-US companies. The Merger Offer is subject to disclosure requirements of the United Kingdom which are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for US persons to enforce their rights and any claim that they may have arising under the US federal securities laws, as Huntsworth and Incepta are located in the United Kingdom and some or all of their respective officers and directors are residents of the United Kingdom or other non-US countries. US persons may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment. You should be aware that Huntsworth may purchase securities of Incepta otherwise than under the Merger Offer, such as in open market or privately negotiated purchases.

Bridgewell, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Huntsworth and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Huntsworth for providing the protections afforded to clients of Bridgewell, nor for giving advice in relation to the Merger Offer.

Numis, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Huntsworth and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Huntsworth for providing the protections afforded to clients of Numis, nor for giving advice in relation to the Merger Offer.

LongAcre, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Incepta and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Incepta for providing the protections afforded to clients of LongAcre, nor for giving advice in relation to the Merger Offer.

Cautionary statement regarding forward looking statements

This Offer Document contains forward-looking statements. These forward-looking statements are not historical facts, but rather are based on Huntsworth's current expectations, estimates and projections about the industry, beliefs and assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (some of which are beyond Huntsworth's control), are difficult to predict and could cause actual results to differ materially from those expressed or forecast in the forward-looking statements. Subject to any requirements of the Listing Rules, Huntsworth disclaims any obligation or undertaking after Admission to disseminate any updates or revisions to any forward-looking statements contained herein, to reflect any change in Huntsworth's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Forward-looking statements made in this Offer Document relate only to events as of the date on which statements are made.

The expected operational cost savings and financial synergies referred to in this Offer Document have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement should not be interpreted to mean that the earnings per share in the first full financial year following the Merger, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period.

Presentation of Information

For the purposes of this document, the information contained herein, unless otherwise stated, is stated on the basis that the transactions described in Part II have occurred. All percentage holdings are stated on an undiluted basis, unless otherwise stated.

CONTENTS

You are advised to read this document carefully. If you have any queries please contact our shareholder helpline on 0870 702 0100 (or +44 870 702 0100 from outside the UK). This helpline is available from 8.30 a.m. to 5.30 p.m. (UK time) Monday to Friday.

Note: For legal reasons the shareholder helpline will only be able to provide information contained in this document and will be unable to give advice on the merits of the proposals or to provide legal, financial or taxation advice.

PART I

Letter from the Chairman of Incepta Group plc

(Incorporated and registered in England and Wales with registered no. 2005521)

Incepta

Directors:
The Rt. Hon. Francis Anthony Aylmer Maude M.P.
Richard Stephen Nichols
Michael Guy Butterworth
Anthony Edwin Charles Glen Carlisle
Robert Harding Alcock
Charles Anthony Good
Christian Strenger

Registered Office:
3 London Wall Buildings
London Wall
London EC2M 5SY
England

17 March 2005

To Incepta Shareholders and, for information only, to participants in the Incepta Share Option Schemes.

Dear Shareholder

RECOMMENDED MERGER OFFER FOR INCEPTA GROUP PLC

1. Introduction

On 3 March 2005 the Boards of Huntsworth and Incepta announced the terms of an all-share merger, to create an international marketing and communications group with public relations at its core.

I am writing to explain the background to the Merger Offer and the reasons why the Directors of Incepta, who have been so advised by LongAcre, consider the terms of the Merger Offer to be fair and reasonable and unanimously recommend that you accept the Offer.

2. Terms of the Merger Offer

The Merger Offer is contained in the letter from Bridgewell, Huntsworth's financial adviser, as set out in Part II of this document. The Merger Offer, which is subject to the conditions and further terms set out in Appendix I of this document, is being made on the following basis:

for every 100 Incepta Shares — 313.654 New Huntsworth Shares

and so in proportion for any other number of Incepta Shares held.

3. Background to and reasons for recommending the Merger Offer

The Boards of Huntsworth and Incepta have held discussions about a possible merger over the course of the last year. They believe that the Merger will create significant strategic, operational and financial benefits for clients, staff and shareholders, which will include:

- delivering enhanced revenues from existing multinational clients through increased international presence;
- accelerating future growth through the cross marketing of the Group's brands and services to each company's existing clients;
- increasing the scale of the business and its international reach to attract and retain larger clients;

- attracting and retaining highly regarded industry talent;
- creating a larger capitalised company with a stronger financial position and a more liquid market in the company's shares; and
- estimated annualised pre-tax cost savings of at least £2.5 million achievable in the first full financial year following completion of the Merger.

The Merger will generate significant scale, both in terms of geographic reach and sector expertise. Huntsworth's European public relations operations, with a focus in the UK, Austria, Belgium, France, Germany, Ireland, Spain and Switzerland, complement Incepta's businesses in the UK, Belgium, France, Germany, Holland, Italy, Spain and Sweden. In the US, Huntsworth's presence in Chicago, Los Angeles, New York and Sacramento is complementary to Incepta's positioning in Austin, Boston, Chicago, New York and San Francisco. Huntsworth's satellite operations in Asia (Hong Kong and Singapore) will be strengthened by Incepta's established operations in Beijing, Dubai, Hong Kong, Mumbai, Shanghai and Singapore. At a sector level, the Merger brings together both companies' strength in financial and corporate public relations, public affairs, consumer goods and healthcare.

4. Current trading

On 31 January 2005 Incepta announced continued stabilisation in its markets, although the general lack of visibility on the short term environment remained. The strengthening in underlying revenues and operating profitability (pre goodwill and exceptional items), compared with the prior year, continued across Incepta's Financial & Corporate Communications businesses and most of its Marketing Services agencies. In the fourth quarter of the financial year ended 28 February 2005, however, there was continued underperformance in Park Avenue, its UK events business, and a more difficult trading environment in the German Specialist Advertising business.

The trading performance for the year has broadly met Incepta's expectations, save for the notable exceptions of Park Avenue and the German Specialist Advertising business. Incepta continues to benefit from solid cash generation, lower debt (as compared with the half year) and will also benefit from a lower corporate tax charge.

As part of its continued focus on global strategic communications consultancy, Incepta has recently closed an underperforming data services business. This will be reported as a discontinued operation for the year, with closure costs of approximately £1 million. This business is expected to report an operating loss of approaching £1.5 million for the current year.

The recent upturn in the outlook for corporate activity gives Incepta confidence that the Citigate Financial & Corporate Communications businesses will continue to build upon the growth that Incepta expects them to deliver in the current financial year. In addition, cost reduction actions have been taken in respect of the Marketing Services division, and in particular the events businesses which the Incepta Board believes will underpin their growth going forward.

5. Management and employees

The Boards of Huntsworth and Incepta have confirmed to each other that, following the Merger Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of all employees of both the Huntsworth and Incepta groups will be fully safeguarded.

6. Undertakings to accept the Merger Offer

Huntsworth has received irrevocable undertakings to accept the Merger Offer from the directors of Incepta in respect of 3,199,704 Incepta Shares in aggregate, representing approximately 1.59 per cent. of Incepta's existing issued ordinary share capital. These irrevocable undertakings will only cease to be binding in the event that the Merger Offer lapses or is withdrawn or if the Merger Offer is revised or varied in such a manner which represents a diminution in value or which results in a lower number of New Huntsworth Shares being offered in exchange for Incepta Shares.

7. Inducement fees

Incepta and Huntsworth have entered into an agreement under which:

(A) Incepta has agreed to pay £1.275 million (inclusive of VAT) to Huntsworth in the event that:

(i) as a consequence of an announcement (whether or not on a pre-conditional basis) by any third party of a firm intention to make an offer pursuant to Rule 2.5 of the Code in relation to an independent competing transaction relating to Incepta, the Merger Offer is not made (with the consent of the Panel), lapses or is (subject to the provisions of the Code) withdrawn; or

(ii) the Incepta Directors withdraw or adversely modify their approval or recommendation of the Merger Offer or agree or resolve to take such actions, other than in circumstances where (a) there has occurred a non-disclosed material adverse change or deterioration in the business, assets, financial or trading position of Huntsworth (in each case which is material in the context of the Merger) since the date to which the last audited financial statements of Huntsworth were prepared but prior to the date of such withdrawal, modification, agreement or resolution, or (b) Huntsworth has, with the consent of the Panel, reduced the Merger Offer to below the level set out in this document or has, with the consent of the Panel, otherwise modified the terms of the Merger Offer in a manner adverse to Incepta Shareholders; and

(B) Huntsworth has agreed to pay £0.650 million (inclusive of VAT) to Incepta in the event that:

(i) as a consequence of an announcement (whether or not on a pre-conditional basis) by any third party of a firm intention to make an offer pursuant to Rule 2.5 of the Code in relation to an independent competing transaction relating to Huntsworth, the Merger Offer is not made (with the consent of the Panel), lapses or is (subject to the provisions of the Code) withdrawn; or

(ii) (a) the Huntsworth Directors withdraw or adversely modify their recommendation to vote in favour of the shareholder resolutions necessary to effect the Merger or agree or resolve to take such actions, other than in circumstances where there has occurred a non-disclosed material adverse change or deterioration in the business, assets, financial or trading position of Incepta (in each case which is material in the context of the Merger) since the date to which the last audited financial statements of Incepta were prepared but prior to the date of such withdrawal, modification, agreement or resolution, and (b) Huntsworth Shareholders do not vote in favour of the shareholder resolutions necessary to effect the Merger.

Under the terms of the agreement, only one such fee will become payable, on the first to occur of the events set out above. Any subsequent occurrence of any of the events set out above will not cause any further fee to become payable.

8. Further information

Your attention is drawn to the letter from Bridgewell in Part II of this document and to Appendices I to V. In particular, your attention is drawn to the information on overseas shareholders and the procedure for accepting the Merger Offer, which is set out in paragraphs 19 and 21 respectively of Part II of this document.

9. Taxation

Your attention is drawn to paragraph 18 headed "United Kingdom taxation considerations" in the letter from Bridgewell in Part II of this document. If you are in any doubt as to your own tax position you should consult an appropriate independent professional adviser immediately.

10. Action to be taken to accept the Merger Offer

In order to accept the Merger Offer, the accompanying Form of Acceptance should be completed, signed and witnessed and returned, whether or not your Incepta Shares are in CREST, in the reply paid envelope provided, by post or by hand (during normal business hours) to Computershare

Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or by hand only (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ as soon as possible but, in any event, so as to be received no later than 3.00 p.m. on 7 April 2005.

If your Incepta Shares are in uncertificated form (that is, in CREST), you should also contact your CREST sponsor and follow the additional instructions set out in paragraph 21.2(B) of the letter from Bridgewell in Part II of this document.

11. Recommendation

The Incepta Directors, who have been so advised by LongAcre, consider the terms of the Merger Offer to be fair and reasonable. In providing its financial advice to the Incepta Directors, LongAcre has taken into account the commercial assessments of the Incepta Directors.

Accordingly, the Incepta Directors unanimously recommend that Incepta Shareholders accept the Merger Offer as each of the Incepta Directors have undertaken to do in respect of their own beneficial holdings amounting to 3,199,704 Incepta Shares, representing approximately 1.59 per cent. of Incepta's existing issued share capital.

Yours sincerely



The Rt. Hon. Francis Anthony Aylmer Maude M.P.
Chairman

PART II

Letter from Bridgewell Limited

BRIDGEWELL
Old Change House
128 Queen Victoria Street
London EC2V 4BJ

17 March 2005

To Incepta Shareholders and, for information only, to participants in the Incepta Share Option Schemes.

Dear Sir or Madam,

Recommended Merger Offer to acquire Incepta Group plc
made by Bridgewell Limited
on behalf of Huntsworth PLC

1. Introduction

On 3 March 2005 the Boards of Huntsworth and Incepta announced the terms of an all-share merger, to create an international marketing and communications group with public relations at its core.

This letter, this document and the accompanying Form of Acceptance contain the formal terms and conditions of the Merger Offer for your Incepta Shares. To accept the Merger Offer, the Form of Acceptance must be completed, witnessed, signed and returned as soon as possible, whether or not your Incepta Shares are held in CREST, and in any event so as to be received by no later than 3.00 p.m. on 7 April 2005. Further details on the procedure for acceptance are set out in paragraph 21 below.

Your attention is drawn to the letter from The Rt. Hon. Francis Maude M.P., the Chairman of Incepta, set out in Part I of this document, which explains why the Directors of Incepta, having been so advised by LongAcre, consider the terms of the Merger Offer to be fair and reasonable. In providing advice to the Directors of Incepta, LongAcre has taken into account the commercial assessments of the Directors of Incepta. The Directors of Incepta have unanimously recommended that all Incepta Shareholders accept the Merger Offer, as they have irrevocably undertaken to do in respect of their own beneficial holdings.

The Directors of Huntsworth are of the opinion that the Merger Offer is in the best interests of Huntsworth Shareholders as a whole and that the terms are fair and reasonable. In reaching that opinion, the Directors of Huntsworth have taken financial advice from Bridgewell and Numis. In providing their financial advice to the Directors of Huntsworth, Bridgewell and Numis have taken into account the commercial assessments of the Directors of Huntsworth.

2. The Merger Offer

On behalf of Huntsworth, Bridgewell hereby offers to acquire, on the terms and subject to the conditions set out or referred to in this document and in the Form of Acceptance, the entire issued and to be issued share capital of Incepta on the following basis:

for every 100 Incepta Shares 313.654 New Huntsworth Shares

and so in proportion for any other number of Incepta Shares held. Based on the current issued share capital of the two companies, Huntsworth Shareholders will hold approximately 32.8 per cent., and Incepta Shareholders will hold approximately 67.2 per cent., of the issued share capital of the Group.

The terms of the Merger reflect the recent relative market capitalisations of the two companies. At the close of business on 16 March 2005, the last trading day before the date of this document, the approximate market capitalisations of Huntsworth and Incepta were £61.3 million and £124.4 million respectively. On this basis, the aggregate market capitalisation of the Group would be approximately £185.8 million.

Further details of the financial effects of acceptance of the Merger Offer are set out in Appendix II to this document.

The Merger Offer extends to all Incepta Shares unconditionally allotted or issued and fully paid on the date of the Merger Offer (excluding any treasury shares except to the extent these cease to be held as treasury shares before such date as Huntsworth may determine) and any Incepta Shares which are unconditionally allotted or issued and fully paid (including pursuant to the exercise of options under the Incepta Share Option Schemes) whilst the Merger Offer remains open for acceptance or by such earlier date as Huntsworth may, subject to the City Code, decide, not being earlier than the date on which the Merger Offer becomes unconditional as to acceptances.

The directors intend to consolidate the share capital of the Group after the completion of the Merger, and further details will be put to shareholders at that time. It is anticipated that shareholder approval for the share consolidation will be sought at the next annual general meeting of Huntsworth.

As fractions of New Huntsworth Shares will not be allotted or issued to persons accepting the Merger Offer, fractional entitlements to New Huntsworth Shares will be aggregated and sold in the market and the net proceeds of sale will be retained for the benefit of the Group.

The Incepta Shares will be acquired pursuant to the Merger Offer fully paid and free from all liens, charges, equitable interests, encumbrances and rights of pre-emption and any other interests of any nature whatsoever and together with all rights attaching thereto on or after 3 March 2005 including voting rights and the right to receive all dividends or other distributions declared made or paid after the date of the Merger Offer, save for the right to receive the special dividend of 1.05 pence (net) per share referred to in paragraph 14 below.

The New Huntsworth Shares will be issued credited as fully paid and will rank *pari passu* in all respects with existing Huntsworth Shares and will be entitled to all dividends and other distributions declared, made or paid after the date of the Merger Offer, save that they will not carry the right to receive the special dividend of 0.1 pence (net) per share referred to in paragraph 14 below.

The Merger Offer will initially remain open for acceptance until 3.00 p.m. (London time) on 7 April 2005. The Merger Offer may be extended to a later date but is not capable of being kept open after 3.00 p.m. (London time) on 30 May 2005 unless the Merger Offer has on or before 16 May 2005 become or been declared unconditional as to acceptances, provided that Huntsworth reserves the right, with the permission of the Panel, to extend the Merger Offer to a later time(s) and/or date(s).

The Merger Offer is subject to the conditions and further terms set out in Appendix I to this document and in the Form of Acceptance including, amongst other things, certain approvals of Huntsworth Shareholders in general meeting (further details of which are set out in paragraph 16 of the letter). Accordingly, Huntsworth has today despatched the Circular to Huntsworth Shareholders convening the Extraordinary General Meeting for 11 April 2005, at which this approval will be sought.

The attention of overseas shareholders is drawn to paragraph 19 of this letter and paragraph 6 of Part B of Appendix I to this document and the relevant provisions of the Form of Acceptance.

3. Background to and reasons for the Merger Offer

The marketing and communications sector has experienced significant consolidation in recent years. As a consequence there has been a polarisation between large businesses offering international scale and breadth of service and smaller niche players. Both Huntsworth and Incepta share a consistent philosophy in seeking to provide a seamless global service for multinational

clients while also being able to deliver a focused service for national businesses. Both Huntsworth's and Incepta's Boards believe that a larger critical mass and international presence will substantially improve the Group's ability to attract and retain large clients and highly regarded industry talent. Against this background, the combination of Huntsworth and Incepta brings together outstanding brands, complementary geographical fit and a blue chip international client base. The Boards of Huntsworth and Incepta have held discussions about a possible merger over the course of the last year and believe that the Merger will create significant strategic, operational and financial benefits for clients, staff and shareholders.

Huntsworth's strategy has been to target five key sectors, namely consumer, financial, public affairs, integrated healthcare and technology, and to build or acquire strong brands. Incepta pursues a focused strategy consistent with that of Huntsworth and has market leading brands across many of these sectors. As part of the merger process, the Board of the Group will undertake a thorough review of the activities of the combined business in order to ensure the Group delivers a focused range of services to its existing and potential clients consistent with this shared strategy, and does so within an efficient operational structure.

The Merger will generate significant scale, both in terms of geographic reach and sector expertise. Huntsworth's European public relations operations, with a focus in the UK, Austria, Belgium, France, Germany, Ireland, Spain and Switzerland, complement Incepta's businesses in the UK, Belgium, France, Germany, Holland, Italy, Spain and Sweden. In the US, Huntsworth's presence in Chicago, Los Angeles, New York and Sacramento is complementary to Incepta's positioning in Austin, Boston, Chicago, New York and San Francisco. Huntsworth's satellite operations in Asia (Hong Kong and Singapore) will be strengthened by Incepta's established operations in Beijing, Dubai, Hong Kong, Mumbai, Shanghai and Singapore. At a sector level, it brings together both companies' strengths in financial and corporate public relations, public affairs, consumer goods and healthcare.

The Group will have strong leading brands in marketing and communications, operating in 125 offices in 23 countries. It will have particular strengths in the consumer, financial, public affairs, integrated healthcare and technology sectors. On the basis of client instructions received by Huntsworth and Incepta over the past year, the Group's client list will include 58 FTSE 100 companies, 142 Fortune 500 companies and 143 FTSE Eurofirst companies.

Benefits of the Merger

(i) *Delivering further revenues from existing multinational clients through increased international presence*

Both Huntsworth and Incepta bring an excellent base of clients to the Group, with some of the largest and best known worldwide brands. Building off these strong existing relationships, the Group expects to be able to deliver further revenues from its clients through extending the service offering to cover worldwide projects and developing relationships in under-serviced geographies.

(ii) *Accelerating future growth through the cross marketing of the Group's brands and services to each company's existing clients*

Huntsworth and Incepta offer largely complementary marketing services delivered by outstanding brands. Both companies have long term and strong relationships with many of their clients. The Group intends to build on these relationships and cross market the Group's brands and services.

(iii) *Increasing the scale and international reach of the business to attract and retain larger clients*

Clients increasingly expect high levels of consistent service on an international basis. Both Huntsworth and Incepta have outstanding brands and highly regarded staff, but on a stand alone basis often lack the critical mass and international reach to compete effectively with the very largest operators in the marketing and communications services sectors. The Boards of Incepta and Huntsworth believe that the complementary geographical fit of the two businesses, combined with a focused strategic approach, will enable the Group to attract new, large clients who seek the very best service on an international basis. This is most evident across the Group's European operations where Trimedia will deliver wider coverage to the Citigate brand in Austria and Switzerland, while Citigate will provide Trimedia with extended reach across Sweden, Holland, Belgium, Spain and Italy.

(iv) *Attracting and retaining highly regarded industry talent*

The Boards of Incepta and Huntsworth recognise that the Group's people are key to the success of the business. In a competitive market place, the Group will be better positioned to offer existing and new employees exciting and challenging positions in a dynamic global business. In addition, the Group's clear strategic focus will continue to attract staff from more general marketing services groups. Both Huntsworth and Incepta have strong reputations for the excellence of their staff and the Boards believe that prospects for existing and new staff will be significantly enhanced by the Merger.

(v) *Creating a larger capitalised company with a strong financial position and a more liquid market in its shares*

Based on Closing Prices as at 16 March 2005, the last trading day before the date of this document, the aggregate market capitalisation of Incepta and Huntsworth was approximately £185.8 million. Were the Group to have a similar or larger market capitalisation it would be likely to have enhanced share liquidity.

(vi) *Cost savings*

Shareholders will benefit from the creation of a more efficient group with estimated annualised pre-tax cost savings of at least £2.5 million, principally from the elimination of duplicated central costs, achievable in the first full financial year following completion of the Merger.

As a consequence of the cost savings outlined above, the Directors believe that, based on the exchange ratio of the Merger, the Merger will be earnings enhancing for both Huntsworth and Incepta Shareholders for the financial year ending 31 December 2006. However, this should not be interpreted to mean that earnings per share will necessarily match or be greater than in previous financial periods.

In addition to the above cost savings, the Directors of Huntsworth and Incepta believe that, following completion of the Merger and as a consequence of the strategic review by the Group's Board outlined above, there will be the opportunity to identify further cost savings and areas for revenue enhancement in the medium term.

4. New Bank Facilities

Huntsworth has agreed new £85 million bank facilities to replace the existing Incepta £9.5 million and £82.5 million facilities in the event that those existing facilities are cancelled (which may, *inter alia*, occur as a result of the change of control of Incepta upon the Merger Offer becoming or being declared unconditional in all respects). In addition, Huntsworth has agreed certain amendments to its existing £15 million facility, such amendments to become effective when the Merger Offer becomes or is declared unconditional in all respects. The new facilities permit Huntsworth to waive down the condition relating to acceptances under the Merger Offer contained in paragraph (A) of Part A of Appendix I to this document, provided it has received the prior consent of the lenders under those facilities.

As set out in the unaudited pro forma statement of net assets of the Group contained in Part IV of the Listing Particulars accompanying this document, following the Merger, the Group will have pro forma net debt of approximately £77.3 million. The Directors believe that will result in an acceptable level of gearing for the Group in view of the comfortable interest coverage ratios going forward. Given the cash generative nature of the Group, net debt is expected to continue to reduce.

Further details of the bank facilities described above are set out in the accompanying Listing Particulars.

5. Irrevocable undertakings

Huntsworth has received irrevocable undertakings to accept the Merger Offer from the directors of Incepta in respect of 3,199,704 Incepta Shares in aggregate, representing approximately 1.59 per cent. of Incepta's existing issued ordinary share capital. These irrevocable undertakings will only cease to be binding in the event that the Merger Offer lapses or is withdrawn or if the Merger Offer is revised or varied in such a manner which represents a diminution in value or which results in a lower number of New Huntsworth Shares being offered in exchange for Incepta Shares.

The Merger is subject to, amongst other things, approval by Huntsworth Shareholders and Incepta has received irrevocable undertakings to vote in favour of the resolutions to be put to Huntsworth Shareholders to approve the Merger from the Huntsworth Directors in respect of 10,935,194 Huntsworth Shares in aggregate, representing approximately 3.57 per cent. of Huntsworth's existing issued ordinary share capital.

6. Information on Huntsworth

Huntsworth is one of the UK's leading public relations focused marketing services groups with 46 offices in 11 countries worldwide. It owns a portfolio of companies comprising public relations expertise in the consumer, financial, public affairs and technology sectors, together with a broad based, integrated offering in healthcare communications and a team of brand identity and design experts.

The current management team joined Huntsworth in late 2000 and has since implemented a new strategy and completely restructured the group. That strategy is unchanged today.

In June 2001 Huntsworth successfully completed a £12.8 million fundraising via a placing and open offer. The proceeds were used to make several simultaneous acquisitions (PBC Marketing, Woodside Communications and Stephanie Churchill PR) and also to reduce group indebtedness. Harrison Cowley was acquired in August 2001 to complement Huntsworth's strong public relations offering.

In 2002 the company continued its growth strategy, acquiring, in conjunction with a £5.4 million fundraising, Global Consulting Group and Elizabeth Hindmarch Public Relations in November. Further acquisitions followed in 2003, including Hatch-group and Haslimann Taylor.

In April 2004 Huntsworth completed a third placing and open offer to raise £21.9 million, in order to finance the substantial acquisitions of Trimedia Group, a multi-disciplinary public relations and communications group, and Grayling Group, an international group of public relations, public affairs and events management companies. Also in 2004, the company acquired a 60 per cent. stake in Hudson Sandler, a UK-based financial public relations company, as well as making a number of further acquisitions, including VB Communications, Avenue Healthcare Knowledge Management, Ergo Communications and Rose & Kindel.

On 16 March 2005, the last business day prior to the date of this document, Huntsworth's market capitalisation was approximately £61.3 million and the closing middle market price of a Huntsworth Share was 20 pence. In the year ended 31 December 2003 Huntsworth had revenues from continuing operations of approximately £22.1 million, operating profits (before goodwill amortisation, exceptional items and discontinued operations) of approximately £2.3 million, profit before tax (before goodwill amortisation, exceptional items and discontinued operations) of approximately £1.8 million and net assets of approximately £16.3 million.

7. Current trading of Huntsworth

On 25 January 2005, Huntsworth announced that the company had had a very satisfactory 2004 and expected the final results to be comfortably in line with market expectations. A good second half, including exceptionally strong trading in the last two months of the year, had given the Huntsworth Group the momentum to achieve significant further progress in 2005. Recent trading success was led by Trimedia, Grayling and the Healthcare Group. In the second half of 2004, Huntsworth won net new business of some £6 million, including mandates from Ferrero Rocher, Straken, Volvo and Wales World Nation. Since 31 December 2004, trading of the Huntsworth Group has been in line with management's expectations.

8. Information on Incepta

Incepta is an international marketing and communications group with over 2,000 employees operating out of 79 offices across 20 countries, its principal activities being marketing services, public relations and specialist advertising. Incepta offers its clients an integrated range of marketing and communications services from high value advisory to effective implementation in the world's leading financial and business centres.

The financial and corporate communications division comprises financial public relations and investor relations, public affairs and corporate public relations, all trading under the Citigate name.

The marketing services division offers services including promotional marketing, direct marketing, design and branding, market intelligence, consumer public relations, sponsorship, face-to-face communications, branded launches, event management and on-line communications.

The specialist advertising division comprises full service agencies specialising in corporate and financial advertising.

The Incepta Group's culture and core set of values is focused on generating a genuine business environment in which its group companies' creativity and passion can thrive.

On 16 March 2005, the last business day prior to this Announcement, Incepta's market capitalisation was approximately £124.4 million and the closing middle market price of an Incepta Share was 62 pence. In the year ended 29 February 2004 Incepta had gross income of approximately £154.0 million, operating profits (before goodwill amortisation, fixed asset impairments and exceptional items) of approximately £14.6 million, profit before tax (before goodwill amortisation, fixed asset impairments and exceptional items) of approximately £11.6 million and net assets of approximately £236.6 million.

9. Current trading of Incepta

On 31 January 2005 Incepta announced continued stabilisation in its markets, although the general lack of visibility on the short term environment remained. The strengthening in underlying revenues and operating profitability (pre goodwill and exceptional items), compared with the prior year, continued across Incepta's Financial & Corporate Communications businesses and most of its Marketing Services agencies. In the fourth quarter of the financial year ended 28 February 2005, however, there was continued underperformance in Park Avenue, its UK events business, and a more difficult trading environment in the German Specialist Advertising business.

The trading performance for the year has broadly met Incepta's expectations, save for the notable exceptions of Park Avenue and the German Specialist Advertising business. Incepta continues to benefit from solid cash generation, lower debt (as compared with the half year) and will also benefit from a lower corporate tax charge.

As part of its continued focus on global strategic communications consultancy, Incepta has recently closed an underperforming data services business. This will be reported as a discontinued operation for the year, with closure costs of approximately £1 million. This business is expected to report an operating loss of approaching £1.5 million for the current year.

The recent upturn in the outlook for corporate activity gives Incepta confidence that the Citigate Financial & Corporate Communications businesses will continue to build upon the growth that Incepta expects them to deliver in the current financial year. In addition, cost reduction actions have been taken in respect of the Marketing Services division, and in particular the events businesses which the Incepta Board believes will underpin their growth going forward.

10. Change of name

A resolution to change the name of the Group will be put to shareholders as soon as practicable after the completion of the Merger.

11. Board of Directors

The Board of the Group will be drawn from both companies. The Executive Directors of the Group will be as follows:

Executive Chairman	Lord Chadlington
Chief Executive	Richard Nichols
Finance Director	Roger Selman

Bringing about the full benefits of a merger of two service businesses is a complex and demanding task requiring the skills, experience and detailed knowledge of their respective companies of both Lord Chadlington and Richard Nichols. In light of this, and taking account of their complementary skills and experience, the Boards of both companies concluded that a board structure for the Group

involving both an executive chairman and a chief executive would be appropriate. The necessary checks and balances will be enforced by the Board of the Group, which will also be strengthened by the appointment of a new Senior Independent Director within the first calendar year following completion of the Merger.

Lord Chadlington will assume ultimate responsibility for performance to shareholders. He will take specific responsibility for strategic focus, Group margins and the management of the Board. Richard Nichols will assume responsibility for Group revenues and profitability, implementation of Group strategy, synergies and the day to day management of the Group.

The Board of Huntsworth has received assurances from Lord Chadlington that he will remain committed to the Group on a full time basis until at least the end of 2008. Roger Selman will see through the integration of the two groups and the implementation of the strategic review. It is then intended that when a new Finance Director has been appointed, he will leave the board. The Nomination Committee will search for Roger Selman's successor at the earliest appropriate opportunity.

Francis Maude and Jon Foulds will be Non-Executive Joint Deputy Chairmen. Jon Foulds will become the Senior Independent Non-Executive Director and Francis Maude will become the Chairman of the Nomination Committee for the new Board.

It is intended that a new Senior Independent Non-Executive Director will be appointed to the Group's Board as Deputy Chairman within one calendar year to succeed Francis Maude and Jon Foulds, who will then both retire from the Board.

To complete the Board, Huntsworth and Incepta have each nominated two further Non-Executive Directors, with all other existing directors resigning. Incepta has nominated Robert Alcock and Charles Good whilst Huntsworth has nominated Anthony Brooke and Eugene Beard.

The Nomination Committee will review the Board of the Group with a view to strengthening the composition of its non-executive directors. The Board will ultimately comprise between six and eight directors.

Anthony Carlisle, in addition to his client responsibilities, will be the Senior Adviser to the Executive Chairman on the development of the worldwide financial and corporate communications practice, enabling the Board to have access to his unique experience of this field.

The Board will appoint an executive committee, comprising Lord Chadlington, Richard Nichols and other senior managers drawn from the Group. This committee will be responsible for the day to day execution of the Group's strategy.

12. Management and employees

The Boards of Huntsworth and Incepta attribute great importance to the expertise of their respective management teams and employees. The management teams of Huntsworth and Incepta will be combined in order to obtain the maximum benefit from their skills and experience.

The Boards of Huntsworth and Incepta have confirmed to each other that, following the Merger Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of all employees of both the Huntsworth and Incepta groups will be fully safeguarded.

The Group also intends to establish new long-term incentive arrangements for employees. The terms of such arrangements have not yet been determined and will be reviewed once the Merger Offer has been declared unconditional.

13. Incepta Share Option Schemes

The Merger Offer extends to any Incepta Shares which are unconditionally allotted or issued and fully paid (including pursuant to the exercise of options under the Incepta Share Option Schemes) whilst the Merger Offer remains open for acceptance or by such earlier date as Huntsworth may, subject to the City Code, decide, not being earlier than the date on which the Merger Offer becomes unconditional as to acceptances.

Huntsworth intends to make appropriate proposals to holders of options in the Incepta Share Option Schemes once the Merger Offer becomes or is declared unconditional in all respects. It is also intended that, subject to scheme rules and the practicalities of compliance with appropriate securities law requirements, existing employees of Incepta will be allowed to roll over into equivalent options over Huntsworth Shares except for options granted under the Citigate Communications Group Scheme, the Dewe Rogerson Share Scheme, the International Sharesave Scheme and options granted under Incepta discretionary schemes with an exercise price in excess of 85 pence. The basis and terms of such arrangements are still to be agreed (but they will not extend to jurisdictions into which the Merger Offer is not being made) and Incepta optionholders will be informed of the proposals to be made in respect of these arrangements in due course.

14. Dividends and year end

Huntsworth Shareholders on the register at the close of business on 18 March 2005 will receive a special dividend of 0.1 pence (net) per share in respect of the year ended 31 December 2004, and there will be no further dividends proposed, declared or paid by Huntsworth in respect of that year. Incepta Shareholders on the register at close of business on 18 March 2005 will receive a special dividend of 1.05 pence (net) per share in respect of the year ended 28 February 2005, and there will be no further dividends proposed, declared or paid by Incepta in respect of that year.

It is currently intended that the Group will have a 31 December accounting year end and that it will pay an interim dividend in November and a final dividend in June. The Board currently intends to maintain the dividend for the financial year ending 31 December 2005 at a level of at least 0.3 pence. Over time the Board will seek to adopt a progressive dividend policy, whilst maintaining sufficient capital for its strategic goals. The New Huntsworth Shares will rank *pari passu* for any dividend declared by the Group after the date on which the Merger becomes unconditional, save that they will not carry the right to receive the special dividend of 0.1 pence (net) per share payable to existing Huntsworth Shareholders referred to above.

15. Inducement fees

Incepta and Huntsworth have entered into an agreement under which:

(A) Incepta has agreed to pay £1.275 million (inclusive of VAT) to Huntsworth in the event that:

(i) as a consequence of an announcement (whether or not on a pre-conditional basis) by any third party of a firm intention to make an offer pursuant to Rule 2.5 of the Code in relation to an independent competing transaction relating to Incepta, the Merger Offer is not made (with the consent of the Panel), lapses or is (subject to the provisions of the Code) withdrawn; or

(ii) the Incepta Directors withdraw or adversely modify their approval or recommendation of the Merger Offer or agree or resolve to take such actions, other than in circumstances where (a) there has occurred a non-disclosed material adverse change or deterioration in the business, assets, financial or trading position of Huntsworth (in each case which is material in the context of the Merger) since the date to which the last audited financial statements of Huntsworth were prepared but prior to the date of such withdrawal, modification, agreement or resolution, or (b) Huntsworth has, with the consent of the Panel, reduced the Merger Offer to below the level set out in this document or has, with the consent of the Panel, otherwise modified the terms of the Merger Offer in a manner adverse to Incepta Shareholders; and

(B) Huntsworth has agreed to pay £0.650 million (inclusive of VAT) to Incepta in the event that:

(i) as a consequence of an announcement (whether or not on a pre-conditional basis) by any third party of a firm intention to make an offer pursuant to Rule 2.5 of the Code in relation to an independent competing transaction relating to Huntsworth, the Merger Offer is not made (with the consent of the Panel), lapses or is (subject to the provisions of the Code) withdrawn; or

(ii) (a) the Huntsworth Directors withdraw or adversely modify their recommendation to vote in favour of the shareholder resolutions necessary to effect the Merger or agree or resolve to take such actions, other than in circumstances where there has occurred a non-disclosed material adverse change or deterioration in the business, assets, financial or trading position of Incepta (in each case which is material in the context of the Merger) since the date to which the last audited financial statements of Incepta were prepared but prior to the date of such withdrawal, modification, agreement or resolution, and (b) Huntsworth Shareholders do not vote in favour of the shareholder resolutions necessary to effect the Merger.

Under the terms of the agreement, only one such fee will become payable, on the first to occur of the events set out above. Any subsequent occurrence of any of the events set out above will not cause any further fee to become payable.

16. Extraordinary General Meeting

Given the size of the proposed Merger Offer in relation to the current size of Huntsworth, in accordance with the Listing Rules it will be necessary for Huntsworth Shareholders to approve the Merger Offer and to authorise an increase in the share capital of Huntsworth and the allotment of the New Huntsworth Shares. An Extraordinary General Meeting will be convened for this purpose. The Circular containing the notice of Extraordinary General Meeting together with the Listing Particulars is being sent to Huntsworth Shareholders today.

Incepta has received irrevocable undertakings to vote in favour of the resolutions to be put to Huntsworth Shareholders to approve the Merger from the directors of Huntsworth in respect of 10,935,194 Huntsworth Shares in aggregate, representing approximately 3.57 per cent. of Huntsworth's existing issued ordinary share capital.

17. Delisting and compulsory acquisition

If the Merger Offer becomes or is declared unconditional in all respects, Huntsworth intends to procure the making of an application by Incepta to delist the Incepta Shares from the Official List and to cancel trading of Incepta Shares on the London Stock Exchange's market for listed securities. It is anticipated that cancellation of listing and trading will take effect no earlier than 20 business days after the Merger Offer becomes or is declared unconditional in all respects. Delisting would significantly reduce the liquidity and marketability of any Incepta Shares not assented to the Merger Offer at that time.

If Huntsworth receives acceptances under the Merger Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the Incepta Shares to which the Merger Offer relates, Huntsworth will exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily the remaining Incepta Shares in respect of which the Merger Offer has not been accepted.

18. United Kingdom taxation considerations

The following summarises the UK taxation treatment of Incepta Shareholders pursuant to the Merger. It is based on current UK legislation and published Inland Revenue practice and applies only to shareholders who are resident or (if individuals) ordinarily resident in the UK for UK tax purposes and who hold their Incepta Shares or their New Huntsworth Shares as an investment (otherwise than under a personal equity plan or an individual savings account) and not as trading stock and who have not (and are not deemed to have) acquired their shares by virtue of an office or employment of any person and who are the beneficial owners of those shares. Shareholders who are in any doubt as to their taxation position or who may be subject to taxation in a jurisdiction other than the UK should consult an appropriate professional adviser.

18.1 *United Kingdom Taxation of Dividends*

Under current United Kingdom tax legislation, no amounts in respect of tax will be withheld at source from dividend payments made by Huntsworth.

Where Huntsworth pays a dividend, a holder of New Huntsworth Shares who is an individual resident (for tax purposes) in the United Kingdom and who receives that dividend will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the aggregate of the dividend and the related tax credit, which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the dividend, unless and except to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the aggregate of the dividend and the related tax credit of an amount determined by applying the "Schedule F upper rate", which is 32.5 per cent., to the aggregate of the dividend and the tax credit and then deducting the tax credit from that sum. So, for example, a dividend of £80 will carry a tax credit of £8.89 (one-ninth of £80) and to the extent that the aggregate of the dividend and the related tax credit falls above the threshold for the higher rate of income tax, the income tax payable on the dividend by an individual liable to income tax at the higher rate will be 32.5 per cent., of £88.89 (i.e. dividend of £80 plus tax credit of £8.89), namely £28.89, less the tax credit of £8.89, leaving a net charge of £20 (or 25 per cent., of the cash dividend).

United Kingdom exempt approved pension funds and charities will not be liable to income tax or corporation tax on dividends received by them from Huntsworth.

A holder of New Huntsworth Shares who is a trustee of a discretionary or accumulation trust which is resident (for tax purposes) in the United Kingdom and who receives a dividend paid by Huntsworth will be taxable on the total of the dividend and the related tax credit at the "Schedule F trust rate", which is also 32.5 per cent., and will be entitled to deduct the tax credit from the tax so payable.

Subject to certain exceptions for some insurance companies with overseas business, a corporate holder of New Huntsworth Shares that is resident for tax purposes in the United Kingdom and that receives a dividend paid by Huntsworth will not be taxable on the receipt of the dividend but will not be entitled to the payment of any tax credit with respect to the dividend.

Whether a holder of New Huntsworth Shares who is resident for tax purposes in a country other than the United Kingdom is entitled to a tax credit in respect of dividends received from Huntsworth and to claim payment of any part of that tax credit will depend on the provisions of any double taxation convention or agreement which may exist between that shareholder's country of residence and the United Kingdom. A non-United Kingdom resident holder of New Huntsworth Shares may be subject to foreign taxation on dividend income in its country of residence.

Persons who are not resident in the UK should consult their own tax advisers concerning their tax liabilities (in the UK and any other country or jurisdiction).

18.2 *United Kingdom Taxation on Chargeable Gains*

UK Resident Shareholders

No Incepta Shareholder should be treated as having made a disposal of Incepta Shares for the purposes of UK tax on chargeable gains as a result of accepting the Merger Offer and to the extent that he receives New Huntsworth Shares as consideration. Any gain or loss which would otherwise have arisen on a disposal of his Incepta Shares in exchange for New Huntsworth Shares should be "rolled over" into the New Huntsworth Shares and the New Huntsworth Shares should be treated as the same asset as those Incepta Shares and as acquired at the same time as those Incepta Shares.

Any Incepta Shareholder who, alone or together with persons connected with him, holds more than 5 per cent. of, or of any class of, shares in or debentures of Incepta is advised that clearance has been obtained from the Inland Revenue under section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Merger.

A disposal (or deemed disposal) of New Huntsworth Shares (and Huntsworth Shares) by a Huntsworth Shareholder resident or (in the case of an individual) ordinarily resident for tax purposes in the UK or who carries on a trade, profession or vocation in the UK through a branch,

agency or permanent establishment where such Huntsworth Shares are or have been used, held or acquired for the purposes of such trade or branch, agency or permanent establishment may, depending on the Huntsworth Shareholder's particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation on chargeable gains.

Any chargeable gain or allowable loss on a disposal of the New Huntsworth Shares should be calculated taking into account the allowable original cost to the holder of acquiring his Incepta Shares, and (when calculating a chargeable gain but not an allowable loss), for the purposes of corporation tax, indexation allowance will be calculated by reference to the date of disposal of the New Huntsworth Shares. For individual shareholders, indexation allowance will be applied until April 1998 (for Incepta Shares acquired before that date) and taper relief may apply thereafter until disposal to reduce the percentage of the gain chargeable to tax, depending on the number of complete years for which the shares have been held.

Shareholders Temporarily Non-Resident in the UK

A Huntsworth Shareholder who is an individual, who has ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of his Huntsworth Shares during that period may be liable on his return to UK taxation on chargeable gains (subject to any available exemption or relief). Any Huntsworth Shareholder who has any doubt about his tax position should contact a professional adviser before his return to the UK.

18.3 *Stamp Duty and Stamp Duty Reserve Tax*

No stamp duty or stamp duty reserve tax will generally arise on the issue by Huntsworth of the New Huntsworth Shares.

A conveyance or transfer on sale of New Huntsworth Shares (and Huntsworth Shares), other than to a depositary or clearance service (or their nominees or agents) will usually attract *ad valorem* UK stamp duty on the instrument of transfer at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer, rounded up if necessary to the nearest multiple of £5. An unconditional agreement to transfer New Huntsworth Shares (and Huntsworth Shares) other than to a depositary or clearance service (or their nominees or agents) will generally give rise to stamp duty reserve tax at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer. However, if within six years of the date of the agreement, or, if the agreement was conditional, the date the agreement became unconditional, an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, then the charge to stamp duty reserve tax will be cancelled or, where the stamp duty reserve tax charge has been paid, the stamp duty reserve tax will, provided that a claim for repayment is made, be repaid.

A charge to stamp duty or stamp duty reserve tax may arise on the issue or subsequent transfer of New Huntsworth Shares (and Huntsworth Shares) to an issuer of depositary receipts or to persons providing a clearance service (or their nominees or agents). The rate of stamp duty or stamp duty reserve tax will generally be 1.5 per cent. of (a) in the case of an issue of New Huntsworth Shares (and Huntsworth Shares), the issue price of the New Huntsworth Shares (and Huntsworth Shares) concerned, or (b) in the case of a transfer of New Huntsworth Shares (and Huntsworth Shares), the value of the consideration or, in some circumstances, the open market value of the New Huntsworth Shares (and Huntsworth Shares) concerned, in the case of stamp duty rounded up if necessary to the nearest multiple of £5. However, in the case of an issue of New Huntsworth Shares (and Huntsworth Shares) to an issuer of depositary receipts or to persons providing a clearance service (or their nominees or agents) a share exchange relief may be available if certain conditions have been met. Clearance services may opt, under certain conditions, for the normal rates of stamp duty reserve tax to apply to a transfer of shares into, and to transactions within, the service instead of the higher rate applying to the issue or transfer of shares into the clearance service.

Paperless transfers of New Huntsworth Shares (and Huntsworth Shares) within CREST are generally liable to stamp duty reserve tax, as described above, rather than stamp duty. CREST is obliged to collect stamp duty reserve tax on relevant transactions settled within the system.

Deposits of New Huntsworth Shares (and Huntsworth Shares) into CREST generally will not be subject to stamp duty or, unless the transfer into CREST itself is for consideration, to stamp duty reserve tax.

Stamp duty reserve tax will generally be the liability of the purchaser of New Huntsworth Shares (and Huntsworth Shares) and stamp duty will normally be paid by the purchaser.

Special rules apply to market intermediaries and to some sale and repurchase and stock borrowing arrangements.

The above comments are intended as a general guide to the current stamp duty and stamp duty reserve tax position. Certain categories of person are not liable to stamp duty and stamp duty reserve tax and others may be liable at a higher rate as mentioned above or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

If you are in any doubt as to your tax position or if you require more detailed information than that outlined above you should consult an appropriate professional adviser immediately.

19. Overseas shareholders

If you are an overseas shareholder and you are in any doubt about your position, you should consult your professional adviser in the relevant jurisdiction. The attention of Incepta Shareholders who are citizens of or nationals of, or resident in, a jurisdiction outside the United Kingdom (and of persons, including, without limitation, custodians, nominees or trustees for citizens or nationals or residents in any such jurisdiction, who may have a legal or contractual obligation to forward any document in connection with the Merger Offer outside the United Kingdom) is drawn to paragraph 6 of Part B of Appendix I to this document, and to the relevant provisions of the Form of Acceptance. The availability of the Merger Offer to such persons may be affected by the laws of the relevant jurisdictions. Any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable requirements. It is the responsibility of any such person wishing to accept the Merger Offer to satisfy himself as to the full observance of the laws in the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required and the compliance with other necessary formalities. Any such overseas shareholder will be responsible for the payment of any issue, transfer or other taxes or duties or other requisite payment due in that jurisdiction to whomsoever payable, and Huntsworth and Bridgewell and any person acting on their behalf shall be fully indemnified and held harmless by such overseas shareholder for any such issue, transfer or other taxes as such person may be required to pay.

In particular, the Merger Offer is not being made, directly or indirectly, in or into or by use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or by any other facilities of a national, state or other securities exchange of any Restricted Jurisdiction. Accordingly, copies of this document and any related documents are not being, and must not be, mailed or otherwise distributed or sent in or into or from any Restricted Jurisdiction, and persons doing so may render invalid any purported acceptance of the Merger Offer. Accordingly, any accepting Incepta Shareholder who is unable to give the warranties set out in paragraph (C) of Part C of Appendix I to this document may, at the discretion of Huntsworth, be deemed not to have accepted the Merger Offer.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan, and nor have clearances been, nor will they be, obtained from any securities commission or similar authority of any province or territory of Canada, and no prospectus has been or will be lodged with or registered by the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, unless an exemption under relevant securities law is available, the New Huntsworth Shares may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from, Canada, Australia, Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of, or require registration thereof in, that jurisdiction or to or for the account of any Canadian, Australian or Japanese person.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. The New Huntsworth Shares are being made available within the United States in connection with the Merger pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder and an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act. This Merger Offer relates to the securities of two non-US companies. The Merger Offer is subject to disclosure requirements of the United Kingdom which are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for US persons to enforce their rights and any claim that they may have arising under the US federal securities laws, as Huntsworth and Incepta are located in the United Kingdom and some or all of their respective officers and directors are residents of the United Kingdom or other non-US countries. US persons may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment. You should be aware that Huntsworth may purchase securities of Incepta otherwise than under the Merger Offer, such as in open market or privately negotiated purchases.

20. Further details of the Merger Offer

The conditions and certain further terms of the Merger Offer are set out in Appendix I to this document.

Full acceptance of the Merger Offer (assuming full exercise of in the money Incepta Options which are capable of exercise immediately following the Merger) would involve the issue of 636,310,240 New Huntsworth Shares (representing approximately 67.5 per cent. of the enlarged issued share capital of the Group).

As fractions of New Huntsworth Shares will not be allotted or issued to persons accepting the Merger Offer, fractional entitlements to New Huntsworth Shares will be aggregated and sold in the market and the net proceeds of sale will be retained for the benefit of the Group.

21. Procedure for acceptance of the Merger Offer

This paragraph should be read together with Parts B and C of Appendix I to this document and the accompanying Form of Acceptance (including the notes). The instructions and notes printed on the Form of Acceptance shall be deemed to form part of the terms of the Merger Offer.

If you are in any doubt as to the procedure for acceptance, please contact Computershare Investor Services PLC by telephone on 0870 702 0100 or +44 870 702 0100 from outside the UK.

You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

You should note that if you hold Incepta Shares in both certificated and uncertificated form you should complete a separate Form of Acceptance for each holding. Similarly, you should complete a separate Form of Acceptance for Incepta Shares held in uncertificated form but under different member account IDs and for Incepta Shares held in certificated form but under different designations. Additional Forms of Acceptance are available from Computershare Investor Services PLC by telephone on 0870 702 0100 or +44 870 702 0100 from outside the UK.

21.1 *Completion of the Form of Acceptance*

To accept the Merger Offer, you must complete a Form of Acceptance whether your Incepta Shares are in certificated form or held in CREST.

Any Form of Acceptance received in an envelope postmarked in a Restricted Jurisdiction may be rejected as an invalid acceptance of the Merger Offer. For further information on overseas shareholders, see paragraphs 19 above and 21.4 below.

If you have any questions as to how to complete the Form of Acceptance please telephone Computershare Investor Services PLC on 0870 702 0100 or +44 870 702 0100 from outside the UK.

To accept the Merger Offer in respect of all or part of your Incepta Shares you must insert the relevant number of shares in Box 1. In all cases sign and complete Boxes 2 and 3 on the Form of Acceptance in accordance with the instructions printed thereon. If no number or a number greater than your entire holding of Incepta Shares is written in Box 1 and you have signed Box 2, you will be deemed to have accepted the Merger Offer in respect of your entire holding of Incepta Shares. The Form of Acceptance must be completed in the presence of an independent witness who should also sign in accordance with the instructions printed thereon.

If your Incepta Shares are in CREST you should also complete Box 4 (see paragraph 21.2(B) below).

As appropriate, you should also complete Boxes 5 and 6.

21.2 *Return of the Form of Acceptance, documents of title and additional CREST procedures*

The completed Form of Acceptance should be completed, signed and witnessed and returned by post in the reply paid envelope provided or by hand (during normal business hours) to Computershare Investor Services PLC, PO Box No 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or by hand only (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ as soon as possible, but in any event so as to **arrive no later than 3.00 p.m. on 7 April 2005**. A reply-paid envelope for use within the UK is enclosed for your convenience and may be used by Incepta Shareholders for returning Forms of Acceptance. No acknowledgement of receipt of documents will be given by, or on behalf of, Huntsworth. The instructions printed on the Form of Acceptance are deemed to form part of the terms of the Merger Offer.

(A) Incepta shares in certificated form (i.e. not in CREST)

If your Incepta Shares are in certificated form, the Form of Acceptance should be accompanied by the relevant share certificate(s) and/or other document(s) of title. If your Incepta share certificate(s) and/or other document(s) of title is/are with your stockbroker, bank or other agent, you should complete the Form(s) of Acceptance and, if the certificate(s) and/or other document(s) of title is/are readily available, arrange for them to be lodged by such agent with Computershare Investor Services PLC accompanied by the share certificate(s) and/or other document(s) of title **by no later than 3.00 p.m. on 7 April 2005**.

If your Incepta Share certificate(s) and/or other document(s) of title are not readily available, you should lodge the Form(s) of Acceptance with Computershare Investor Services PLC duly completed together with a note saying e.g. "certificates to follow", and arrange for the share certificate(s) and/or other document(s) of title to be forwarded to Computershare Investor Services PLC as soon as possible thereafter. It will be helpful for your agent, unless he is in a Restricted Jurisdiction, to be informed of the full terms of the Merger Offer. If any share certificate has been lost, you should complete and lodge the Form(s) of Acceptance together with any available share certificate(s) and/or other documents of title with Computershare Investor Services PLC, together with a letter stating that the balance will follow, and ask Incepta's registrars (who are Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL) for a letter of indemnity which should be completed in accordance with the instructions given and immediately thereafter lodged with Computershare Investor Services PLC in support of the Form(s) of Acceptance. No acknowledgement of receipt of documents will be given.

(B) Incepta Shares in uncertificated form (i.e. in CREST)

If your Incepta Shares are in uncertificated form, you should insert in Box 4 of the Form of Acceptance the participant ID and member account ID under which Incepta Shares are held by you in CREST and otherwise complete, sign and return the Form of Acceptance as described above. In addition, you should take (or procure to be taken) the action set out below to transfer the Incepta Shares in respect of which you wish to accept the Merger Offer to an escrow balance (i.e. a TTE Instruction), specifying Computershare Investor Services PLC (in its capacity as a CREST Participant under its participant ID referred to below) as the Escrow Agent as soon as possible and **in any event so that the transfer to escrow settles not later than 3.00 p.m. on 7 April 2005**.

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm the details of your participant ID and the member account ID under which your Incepta Shares are held. In addition, only your CREST sponsor will be able to send the TTE Instruction to CRESTCo in relation to your Incepta Shares.

You must send (or, if you are a CREST sponsored member, ensure that your CREST sponsor sends) a TTE Instruction to CRESTCo, which must be properly authenticated in accordance with CRESTCo's specifications and which must contain, in addition to the other information that is required for a TTE Instruction to settle in CREST, the following details:

- the number of Incepta Shares to be transferred to an escrow balance;
- your member account ID. This must be the same member account ID as that inserted in Box 4 of the Form of Acceptance;
- your participant ID. This must be the same participant ID as the participant ID that is inserted in Box 4 of the Form of Acceptance;
- the participant ID of the Escrow Agent, Computershare Investor Services PLC in its capacity as a CREST receiving agent. This is 3RA22;
- the member account ID of the Escrow Agent. This is INCEPTA;
- the Form of Acceptance reference number. This is the eight character reference number that appears next to Box 4 on page 3 of the Form of Acceptance. This reference number should be inserted in the first eight characters of the shared note field on the TTE Instruction. Such insertion will enable Computershare Investor Services PLC to match the TTE Instruction to your Form of Acceptance. **You should keep a separate record of this reference number for future reference;**
- the intended settlement date. **This should be as soon as possible and in any event not later than 3.00 p.m. on 7 April 2005;**
- the corporate action ISIN, which is GB0033303172;
- the corporate action number for the Merger Offer. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST; and
- the delivery instruction with a priority of 80.

After settlement of the TTE Instruction, you will not be able to access the Incepta Shares concerned in CREST for any transaction or charging purposes (subject to the provisions of paragraph 3 of Part B of Appendix I) unless the Merger Offer lapses. If the Merger Offer becomes or is declared unconditional in all respects, the Escrow Agent will transfer the Incepta Shares concerned to itself in accordance with paragraph (F) of Part C of Appendix I to this document.

You are recommended to refer to the CREST Manual for further information on the CREST procedures outlined above. For ease of processing, you are requested, wherever possible, to ensure that a Form of Acceptance relates to only one TTE Instruction.

If no Form of Acceptance reference number or an incorrect Form of Acceptance reference number is included on the TTE Instruction, Huntsworth may treat any number of Incepta Shares transferred to an escrow balance in favour of the Escrow Agent specified above from the participant ID and member account ID identified in the TTE Instructions as relating to any Form of Acceptance which relates to the same member account ID and participant ID (up to the number of Incepta Shares inserted or deemed to be inserted on the Form of Acceptance concerned).

You should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE Instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE Instruction relating to your Incepta Shares to settle prior to 3.00 p.m. on 7 April 2005. In this regard, you are referred to those sections of the CREST Manual which deal with the practical limitations of the CREST system and timings.

Huntsworth will make an appropriate announcement if any of the details contained in this paragraph 21.2(B) alter for any reason.

(C) Deposits of Incepta Shares into, and withdrawals of Incepta Shares from, CREST

Normal CREST procedures (including timings) apply in relation to any Incepta Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Merger Offer (whether any such conversion arises as a result of the transfer of Incepta Shares or otherwise). Incepta Shareholders who are proposing so to convert any such shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Incepta Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Merger Offer (in particular, as regards delivery of share certificate(s) or other document(s) of title or transfers to an escrow balance as described above) **prior to 3.00 p.m. on 7 April 2005.**

21.3 *Validity of Acceptance*

Without prejudice to the provisions of this letter and Parts B and C of Appendix I to this document, Huntsworth and Bridgewell reserve the right, subject to the provisions of the City Code, to treat as valid in whole or in part any acceptance of the Merger Offer which is not entirely in order or which is not accompanied by (as applicable) the relevant share certificate(s) and/or other document(s) of title, or not accompanied by the relevant TTE Instruction to CRESTCo, or which is received by it at a place or places other than as set out in this document. In that event, the consideration under the Merger Offer will not be paid until after (as applicable) the relevant acceptance has been perfected or the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Huntsworth have been received or (as applicable) the relevant TTE Instruction has been settled.

21.4 *Overseas shareholders*

The attention of Incepta Shareholders who are citizens or nationals of, residents in or otherwise located in jurisdictions outside the United Kingdom (and in particular any such holders who are citizens or nationals of, resident in or otherwise located in a Restricted Jurisdiction) and any person (including without limitation, any nominee, custodian or trustee) who may have an obligation to forward this document outside the United Kingdom is drawn to paragraph 19 of this letter and to paragraph 6 of Part B of Appendix I to this document and to the relevant provisions of the Form of Acceptance.

If you are in any doubt as to the procedure for acceptance, please contact Computershare Investor Services PLC by telephone on 0870 702 0100 or +44 870 702 0100 from outside the UK. You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

22. Listing, dealings and settlement

Applications have been made to the UK Listing Authority for the New Huntsworth Shares to be admitted to the Official List and to the London Stock Exchange for the New Huntsworth Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and that dealings for normal settlement in the New Huntsworth Shares will commence on the London Stock Exchange at 8.00 a.m. on the first dealing day following the date on which the Merger Offer becomes or is declared unconditional in all respects (subject only to the condition relating to Admission contained in paragraph (E) of Part A of Appendix I to this document).

Subject to the Merger Offer becoming or being declared unconditional in all respects (and, in the case of Incepta Shareholders who are citizens, nationals or residents or jurisdictions outside the United Kingdom or who are in a Restricted Jurisdiction, except as provided in paragraphs 5 and 6 of Part B of Appendix I to this document) settlement of the consideration to which any Incepta Shareholder (or the first named shareholder in the case of joint holders) is entitled under the Merger Offer will be effected: (i) in the case of acceptances received, complete in all respects, by the date on which the Merger Offer becomes or is declared wholly unconditional, within 14 days of such date;

or (ii) in the case of acceptances received, complete in all respects, after such date but while the Merger Offer remains open for acceptance, within 14 days of such receipt, and in either case in the following manner:

(A) *Incepta Shares in uncertificated form (that is, in CREST)*

Where an acceptance relates to Incepta Shares in uncertificated form, the New Huntsworth Shares to which the accepting Incepta Shareholder is entitled will be issued in uncertificated form. In such event, Huntsworth will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of the accepting Incepta Shareholder with such shareholder's entitlement to New Huntsworth Shares. The stock account concerned will be an account under the same participant ID and member account ID as appears on the Form of Acceptance concerned.

Huntsworth reserves the right to settle all or any part of the consideration referred to in this paragraph (A), for all or any accepting Incepta Shareholder(s), in the manner referred to in paragraph (B) below, if, for any reason, it wishes to do so.

(B) *Incepta Shares held in certificated form*

Where an acceptance relates to Incepta Shares held in certificated form, the New Huntsworth Shares to which the accepting Incepta Shareholder is entitled will be issued in certificated form. Definitive certificates for New Huntsworth Shares will be despatched by first class post (or by such other method as the Panel may approve).

(C) *General*

If the Merger Offer does not become or is not declared unconditional in all respects (i) share certificate(s) and/or other document(s) of title will be returned by post (or such other method as may be approved by the Panel), within 14 days of the Merger Offer lapsing, to the person or agent whose name and address is set out on Box 6 of the Form of Acceptance or, if none is set out, to the first-named holder at his registered address, and (ii) the Escrow Agent will, immediately after the lapsing of the Merger Offer (or within such longer period, not exceeding 14 days after the Merger Offer lapsing, as the Panel may approve), give TTE Instructions to CRESTCo to transfer all Incepta Shares held in escrow balances to the original available balances of the Incepta Shareholders concerned.

All communications, notices, certificates, documents of title and remittances sent by or to Incepta Shareholders or their appointed agents will be delivered by, or sent to or from, them, or their appointed agents at their own risk.

23. Further information

Your attention is drawn to the further information relating to the Merger Offer contained in the Appendices and the accompanying Form of Acceptance which form part of this document. The Appendices and the accompanying Form of Acceptance contain material information which may not be summarised elsewhere in this document.

24. Action to be taken

To accept the Merger Offer, you must complete and sign the Form of Acceptance accompanying this document in accordance with its instructions as described in paragraph 21 of this letter and return it, whether or not your Incepta Shares are held in CREST, by post or by hand (during normal business hours) to Computershare Investor Services PLC, PO Box No 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or by hand only (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ so as to arrive as soon as possible and, in any event, no later than 3.00 p.m. (London time) on 7 April 2005.

Yours faithfully

Andrew Tuckey
Director
for and on behalf of Bridgewell

APPENDIX I

Conditions and certain further terms of the Merger Offer

Part A: Conditions of the Merger Offer

The Merger Offer will be subject to the following conditions:

(A) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. on 7 April 2005, being the first closing date of the Merger Offer (or such later time(s) and/or date(s) as Huntsworth may, with the consent of the Panel or in accordance with the Code, decide) in respect of not less than 90 per cent. (or such lower percentage as Huntsworth may, with the consent of Incepta, decide) in nominal value of the Incepta Shares to which the Merger Offer relates, provided that this condition shall not be satisfied unless Huntsworth and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Merger Offer or otherwise, shares in Incepta carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at general meetings of Incepta. For the purposes of this condition:

 (i) shares which have been unconditionally allotted but not issued before the Merger Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, shall be deemed to carry the voting rights they will carry on being entered into the Register of Members of Incepta; and

 (ii) the expression "Incepta Shares to which the Merger Offer relates" shall be construed in accordance with sections 428 to 430F of the Companies Act 1985, as amended;

(B) it having been established in terms reasonably satisfactory to Huntsworth and Incepta that in relation to the Merger Offer and any matter arising from it, no reference will be made to the UK Competition Commission;

(C) all necessary filings having been made and all or any appropriate waiting periods under the United States Hart-Scott-Rodino Anti-trust Improvements Act of 1976 (as amended) and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the Merger Offer and the proposed acquisition of any shares in, or control of, Incepta by Huntsworth;

(D) the passing at the Extraordinary General Meeting of such resolution or resolutions as are necessary to approve, implement and effect the Merger Offer and the acquisition of any Incepta Shares including a resolution or resolutions to increase the share capital of Huntsworth and to authorise the creation and allotment of New Huntsworth Shares;

(E) the admission to the Official List of the New Huntsworth Shares to be issued in connection with the Merger Offer becoming effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with the Admission and Disclosure Standards of the London Stock Exchange or if Huntsworth and Incepta so determine (and subject to the consent of the Panel) the UKLA agreeing to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Merger Offer becoming or being declared unconditional in all respects;

(F) save (in respect of the Incepta Group) as fairly disclosed in writing to Huntsworth prior to the date of the Announcement by any member of the Incepta Group or (in respect of the Huntsworth Group) as fairly disclosed in writing to Incepta prior to the date of the Announcement by any member of the Huntsworth Group, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Incepta Group or the wider Huntsworth Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the

Merger Offer or the proposed acquisition of any shares or other securities in Incepta or the issue of the New Huntsworth Shares pursuant to the Merger or because of a change in the control or management of Incepta or Huntsworth or otherwise, could or might reasonably be expected to result in to an extent which is material in the context of the wider Incepta Group as a whole or, as the case may be, the wider Huntsworth Group taken as a whole:

(i) any moneys borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii) any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any obligation or liability arising or any adverse action being taken thereunder;

(iii) any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

(iv) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(v) the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(vi) the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

(vii) any such member ceasing to be able to carry on business under any name under which it presently does so; or

(viii) the creation of any liability, actual or contingent, by any such member;

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Incepta Group or the wider Huntsworth Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected to result, to an extent which is material in the context of the wider Incepta Group taken as a whole or, as the case may be, the wider Huntsworth Group taken as a whole, in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (F);

(G) no government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body (including, without limitation, any national anti-trust or merger control authority), court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each a "Third Party") having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might reasonably be expected to:

(i) require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture by any member of the wider Huntsworth Group or any member of the wider Incepta Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof which, in any such case, is material in the context of the wider Huntsworth Group or the wider Incepta Group in either case taken as a whole;

(ii) require, prevent or delay the divestiture by any member of the wider Huntsworth Group of any shares or other securities in Incepta;

(iii) impose any limitation on, or result in a delay in, the ability of any member of the wider Huntsworth Group or wider Incepta Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider Incepta Group or the wider Huntsworth Group or to exercise management control over any such member which is material to the Incepta Group or the Huntsworth Group;

(iv) otherwise adversely affect the business, assets, profits or prospects of any member of the wider Huntsworth Group or of any member of the wider Incepta Group in a manner which is adverse to and material in the context of the Huntsworth Group or the Incepta Group in either case taken as a whole;

(v) make the Merger Offer or its implementation or the acquisition or proposed acquisition by Huntsworth or any member of the wider Huntsworth Group of any shares or other securities in, or control of Incepta void, illegal and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise materially interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or materially interfere therewith;

(vi) require any member of the wider Huntsworth Group or the wider Incepta Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the wider Incepta Group or the wider Huntsworth Group owned by any third party (other than in the implementation of the Merger Offer;

(vii) impose any limitation on the ability of any member of the wider Incepta Group or the wider Huntsworth Group to co-ordinate their respective businesses, or any part of them, with the businesses of any other members of the wider Incepta Group or the wider Huntsworth Group, in each case which is adverse to and material in the context of the group concerned taken as a whole; or

(viii) result in any member of the wider Incepta Group or the wider Huntsworth Group (which member is material in the context of the wider Incepta Group or, as the case may be, the wider Huntsworth Group in each case taken as a whole) ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Merger Offer or the acquisition or proposed acquisition of any Incepta Shares having expired, lapsed or been terminated;

(H) all necessary filings or applications having been made in connection with the Merger Offer and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Merger, the Merger Offer or the acquisition by any member of the wider Huntsworth Group of any shares or other securities in, or control of, Incepta (and all waiting and other time periods (including extensions thereto) under any applicable legislation and/or regulations in any jurisdiction having expired, lapsed or been terminated (as appropriate)) and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals reasonably deemed necessary or appropriate by both Huntsworth and Incepta for or in respect of the Merger, the Merger Offer or the proposed acquisition of any shares or other securities in, or control of, Incepta by any member of the wider Huntsworth Group having been obtained in terms and in a form reasonably satisfactory to both Huntsworth and Incepta from all appropriate Third Parties or persons

with whom any member of the wider Incepta Group or the wider Huntsworth Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all material authorisations orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or appropriate to carry on the business of any member of the wider Huntsworth Group or the wider Incepta Group which is material in the context of the relevant group as a whole remaining in full force and effect and all filings necessary for such purpose have been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Merger Offer becomes otherwise unconditional and all necessary statutory or regulatory obligations in any jurisdiction in respect of the Merger having been complied with in each case where a consequence of a failure to make such notification or filing or to wait for the expiry, termination or lapsing of any waiting period or to comply with any such obligation or obtain any necessary authorisation would have a material adverse effect on the relevant group taken as a whole;

(l) except as publicly announced by Incepta prior to the date of the Announcement, and save as disclosed in the accounts of Incepta for the year ended 29 February 2004 or as fairly disclosed in writing to Huntsworth prior to the date of the Announcement by any member of the Incepta Group, no member of the wider Incepta Group having, since 29 February 2004, and except as publicly announced by Huntsworth prior to the date of the Announcement and save as disclosed in the accounts of Huntsworth for the year ended 31 December 2003 or as fairly disclosed in writing to Incepta prior to the date of the Announcement by any member of the Huntsworth Group, no member of the wider Huntsworth Group having, since December 2003:

(i) save (in respect of a member of the wider Incepta Group) as between Incepta and wholly-owned subsidiaries of Incepta or for Incepta Shares issued pursuant to the exercise of options granted under the Incepta Share Option Schemes or (in respect of a member of the wider Huntsworth Group) as between Huntsworth and wholly-owned subsidiaries of Huntsworth or for Huntsworth Shares issued pursuant to the exercise of options granted under the Huntsworth Share Option Schemes, issued, authorised or agreed the issue of additional shares of any class;

(ii) save (in respect of a member of the wider Incepta Group) as between Incepta and wholly-owned subsidiaries of Incepta or for the grant of options under the Incepta Share Option Schemes or (in respect of a member of the wider Huntsworth Group) as between Huntsworth and wholly-owned subsidiaries of Huntsworth or for Huntsworth Shares issued pursuant to the exercise of options granted under the Huntsworth Share Option Schemes, issued or agreed to issue or authorised the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(iii) other than to another member of the Incepta Group or, as the case may be, another member of the Huntsworth Group, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

(iv) save for intra-Incepta Group transactions or, as the case may be, intra-Huntsworth Group transactions, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, which is material in the context of the Merger or the wider Incepta Group (or, as the case may be, the wider Huntsworth Group) and other than in the ordinary course of business;

(v) save for intra-Incepta Group transactions or, as the case may be, intra-Huntsworth Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital;

(vi) issued, authorised or proposed the issue of any debentures or (save for intra-Incepta Group transactions or, as the case may be, intra-Huntsworth Group transactions), save in the ordinary course of business, incurred or increased any indebtedness or become subject to any contingent liability of any aggregate amount which might materially and adversely affect the financial or trading position or the prospects of the wider Incepta Group or, as the case may be, the wider Huntsworth Group;

(vii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(viii) implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business which is material in the context of the Incepta Group taken as a whole or, as the case may be, the wider Huntsworth Group taken as a whole, or entered into or materially changed the terms of any contract with any director or senior executive of Incepta or any director of any member of the wider Incepta Group which is material in the context of the wider Incepta Group taken as a whole or, as the case may be, any director or senior executive of Huntsworth or any director of any member of the wider Huntsworth Group which is material in the context of the wider Huntsworth Group taken as a whole;

(ix) entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the businesses of any member of the wider Incepta Group or the wider Huntsworth Group or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business and which in each case is material in the context of the wider Incepta Group taken as a whole or, as the case may be, the wider Huntsworth Group taken as a whole;

(x) (other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or a material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

(xi) entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the wider Incepta Group or the wider Huntsworth Group other than to a nature and extent which is normal in the context of the business concerned and other than to a nature and extent which is not material in the context of the wider Incepta Group taken as a whole or, as the case may be, the wider Huntsworth Group taken as a whole;

(xii) waived or compromised any claim which is material in the context of the Incepta Group taken as a whole or, as the case may be, the wider Huntsworth Group taken as a whole, otherwise than in the ordinary course of business; or

(xiii) entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition,

and, for the purposes of this condition (I), the term 'Incepta Group' shall mean Incepta and its wholly-owned subsidiaries and the term 'Huntsworth Group' shall mean Huntsworth and its wholly-owned subsidiaries;

(J) since (in respect of the wider Incepta Group) 29 February 2004 and save as disclosed in the accounts for the year then ended and save as publicly announced in accordance with the Listing Rules by Incepta prior to the date of the Announcement and save as fairly disclosed in writing to Huntsworth prior to the date of the Announcement by any member of the Incepta Group and which in any such case is material in the context of the wider Incepta Group taken as a whole and since (in respect of the wider Huntsworth Group) 31 December 2003 and save as disclosed in the accounts for the year then ended and save as publicly announced in accordance with the Listing Rules by Huntsworth prior to the date of the Announcement and save as fairly disclosed in writing to Incepta prior to the date of the Announcement by any member of the Huntsworth Group and which in any such case is material in the context of the wider Huntsworth Group taken as a whole:

   (i) no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the wider Incepta Group or, as the case may be, the wider Huntsworth Group;

   (ii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider Incepta Group or, as the case may be, the wider Huntsworth Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the wider Incepta Group or, as the case may be, the wider Huntsworth Group having been instituted, announced or threatened by or against or remaining outstanding in respect of any member of the wider Incepta Group or, as the case may be, the wider Huntsworth Group which in any such case might reasonably be expected to affect adversely any member of the wider Incepta Group or, as the case may be, the wider Huntsworth Group;

   (iii) no contingent or other liability having arisen or become apparent to Huntsworth or, as the case may be, Incepta which would be likely to adversely affect any member of the wider Incepta Group or, as the case may be, the wider Huntsworth Group; and

   (iv) no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the wider Incepta Group or, as the case may be, the wider Huntsworth Group which is necessary for the proper carrying on of its business;

(K) save as fairly disclosed in writing to Huntsworth prior to the date of the Announcement by any member of the Incepta Group, Huntsworth not having discovered:

   (i) that any financial, business or other information concerning the wider Incepta Group as contained in the information publicly disclosed at any time by or on behalf of any member of the wider Incepta Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make that information not misleading, where the misleading information, misrepresentation or omission is material in the context of the Merger;

   (ii) that any member of the wider Incepta Group or any partnership, company or other entity in which any member of the wider Incepta Group has a significant economic interest and which is not a subsidiary undertaking of Incepta is subject to any liability (contingent or otherwise) which is not disclosed in the annual report and accounts of Incepta for the year ended 29 February 2004 and which is material in the context of the wider Incepta Group taken as a whole; or

   (iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the wider Incepta Group and which is material in the context of the wider Incepta Group as a whole;

(L) save as fairly disclosed in writing to Huntsworth prior to the date of the Announcement by any member of the Incepta Group, Huntsworth not having discovered that:

(i) any past or present member of the wider Incepta Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of any member of the wider Incepta Group; or

(ii) there is, or is reasonably likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the wider Incepta Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the wider Incepta Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction and which is material in the context of the wider Incepta Group taken as a whole.

(M) save as fairly disclosed in writing to Incepta prior to the date of the Announcement by any member of the Huntsworth Group, Incepta not having discovered:

(i) that any financial, business or other information concerning the wider Huntsworth Group as contained in the information publicly disclosed at any time by or on behalf of any member of the wider Huntsworth Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make that information not misleading, where the misleading information, misrepresentation or omission is material in the context of the Merger;

(ii) that any member of the wider Huntsworth Group or any partnership, company or other entity in which any member of the wider Huntsworth Group has a significant economic interest and which is not a subsidiary undertaking of Huntsworth is subject to any liability (contingent or otherwise) which is not disclosed in the annual report and accounts of Huntsworth for the year ended 31 December 2003 and which is material in the context of the wider Huntsworth Group taken as a whole; or

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the wider Huntsworth Group and which is material in the context of the wider Huntsworth Group as a whole; and

(N) save as fairly disclosed in writing to Incepta prior to the date of the Announcement by any member of the Huntsworth Group, Incepta not having discovered that:

(i) any past or present member of the wider Huntsworth Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any material liability (actual or contingent) on the part of any member of the wider Huntsworth Group; or

(ii) there is, or is reasonably likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the wider Huntsworth Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the wider Huntsworth Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction and which is material in the context of the wider Huntsworth Group taken as a whole.

For the purposes of these conditions the "wider Incepta Group" means Incepta and its subsidiary undertakings, associated undertakings and any other undertaking in which Incepta and/or such undertakings (aggregating their interests) have a significant interest and the "wider Huntsworth Group" means Huntsworth and its subsidiary undertakings, associated undertakings and any other undertaking in which Huntsworth and/or such undertakings (aggregating their interests) have a significant interest and for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act 1985, other than paragraph 20(1)(b) of Schedule 4A to that Act which shall be excluded for this purpose, and "significant interest" means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in that Act).

Subject to the requirements of the Panel, Huntsworth reserves the right, with the consent of Incepta, to waive and shall, at the direction of Incepta, waive, in whole or in part, all or any of conditions (F), (I) and (J), insofar as they relate to Huntsworth or any member of the wider Huntsworth Group, and/or all or any of conditions (M) and (N).

Subject to the requirements of the Panel, Huntsworth reserves the right, with the consent of Incepta, to waive, in whole or in part, all or any of conditions (B), (C), (G) and (H).

Incepta shall not invoke nor withhold consent to Huntsworth's waiver of and/or shall direct Huntsworth to waive any or all of conditions (F), (I) and (J), insofar as they relate to Huntsworth or any member of the wider Huntsworth Group, and/or all or any of conditions (M) and (N), and Incepta shall not invoke, nor withhold consent to Huntsworth's waiver of, any or all of conditions (B), (C), (G) and (H), unless in each case the circumstances giving rise to the breach of such condition or conditions are of material significance to Incepta Shareholders in the context of the Merger Offer and unless the consent of the Panel has been obtained, taking account of all relevant factors (including, without limitation, the relative sizes of Huntsworth and Incepta). This does not necessarily mean that the Panel will allow Incepta to invoke, or to withhold consent to Huntsworth's waiver of, or to direct Huntsworth to waive, any such condition only in circumstances where the Panel would permit Huntsworth to invoke such a condition. If Incepta is not permitted to invoke, or to fail to direct Huntsworth to waive, or withhold consent to Huntsworth's waiver of, any such condition or conditions, the Panel may determine that Incepta Shareholders who have accepted the Merger Offer should have the right to withdraw their acceptances on such terms as the Panel considers appropriate and/or determine that the timetable for the Merger Offer laid down in the Code should be amended in such manner as the Panel considers appropriate. If such withdrawal rights are introduced after the Merger Offer has become, or has been declared, unconditional as to acceptances, the Merger Offer may, at the direction of the Panel, cease to be unconditional as to acceptances as a result of such withdrawal rights being introduced.

Subject to the requirements of the Panel, Huntsworth reserves the right to waive in whole or in part all or any of conditions (F), (I) and (J), insofar as they relate to Incepta or any member of the wider Incepta Group, and/or all or any of conditions (K) and (L).

Conditions (D) and (E) must be fulfilled by, and conditions (F) to (N) (inclusive) fulfilled or waived by midnight on the 21st day after the later of 7 April 2005 and the date on which condition (A) is fulfilled (or in each such case such later date as Huntsworth may, with the consent of the Panel,

decide). Huntsworth shall be under no obligation to waive or treat as satisfied, and Incepta shall be under no obligation to (as the case may be) direct Huntsworth to waive, or consent to Huntsworth's waiver of, any of the conditions (B), (C) and (F) to (N) (inclusive) by a date earlier than the latest date specified above for the satisfaction thereof, notwithstanding that the other conditions of the Merger Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

Part B: *Further terms of the Merger Offer*

The following further terms apply to the Merger Offer. Except where the context otherwise requires, any reference in Parts B or C of this Appendix I and in the Form of Acceptance: (i) to the "Merger Offer" means the Merger Offer and any revision, variation or renewal thereof or extension thereto; (ii) to the "Merger Offer becoming unconditional" means the acceptance condition being or becoming or being declared satisfied whether or not any other condition of the Merger Offer remains to be fulfilled provided that, in the event that the Panel, in the circumstances contemplated in Part A of this Appendix I, determines that the Merger Offer has ceased to be unconditional as to acceptances, the Merger Offer shall be deemed not prior thereto to have become unconditional; (iii) to the "acceptance condition" means the condition set out in paragraph (A) of Part A of this Appendix I; and (iv) to "acceptances of the Merger Offer" shall include deemed acceptances of the Merger Offer.

1. Acceptance period

(A) The Merger Offer will initially be open for acceptance until 3.00 p.m. on 7 April 2005. Although no revision is envisaged, if the Merger Offer is revised it will remain open for acceptance for a period of at least 14 days (or such other period as may be permitted by the Panel) from the date of despatching written notification of the revision to Incepta Shareholders. Except with the consent of the Panel, no revision of the Merger Offer may be posted to Incepta Shareholders after 2 May 2005 or, if later, the date falling 14 days prior to the last date on which the Merger Offer can become unconditional.

(B) The Merger Offer, whether revised or not, shall not (except with the consent of the Panel) be capable of becoming unconditional after midnight on 16 May 2005 (or any earlier time and/or date announced (and not withdrawn) by Huntsworth as the time and/or date beyond which the Merger Offer will not be extended) nor of being kept open for acceptance after that time and/or date unless it has previously become unconditional, provided that Huntsworth reserves the right, with the permission of the Panel, to extend the Merger Offer to (a) later time(s) and/or date(s). Except with the consent of the Panel, Huntsworth may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received or purchases of Incepta Shares made after 1.00 p.m. on 16 May 2005 (or any earlier time and/or date announced (and not withdrawn) by Huntsworth as the date beyond which the Merger Offer will not be extended) or, if the Merger Offer is so extended, any such later time and/or date as may be agreed with the Panel. If the latest time at which the Merger Offer may become unconditional is extended beyond midnight on 16 May 2005, acceptances received and purchases of Incepta Shares made in respect of which the relevant documents are received by Computershare Investor Services PLC after 1.00 p.m. on 16 May 2005 may (except where the City Code otherwise permits) only be taken into account with the agreement of the Panel.

(C) If the Merger Offer becomes unconditional, it will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Merger Offer has become unconditional and it is stated that the Merger Offer will remain open until further notice, then not less than 14 days' notice in writing will be given prior to the closing of the Merger Offer to those Incepta Shareholders who have not accepted the Merger Offer.

(D) If a competitive situation arises after a "no increase" and/or "no extension" statement (as referred to in the City Code) has been made by Huntsworth in relation to the Merger Offer, Huntsworth may, if it specifically reserved the right to do so at the time such statement was made, or otherwise with the consent of the Panel, withdraw such statement provided that it complies with the requirements of the City Code and, in particular, that:

(i) it announces such withdrawal within four business days after the firm announcement of the competing offer or other competitive situation and notifies Incepta Shareholders in writing thereof at the earliest practicable opportunity or, in the case of Incepta Shareholders with registered addresses outside the UK or whom Huntsworth knows to be nominees, trustees or custodians holding Incepta Shares for such persons, by announcement in the UK at the earliest practicable opportunity; and

(ii) any Incepta Shareholders who accepted the Merger Offer after the date of the "no extension" or "no increase" statement are given a right of withdrawal in accordance with paragraph 3(C) below.

(E) Huntsworth may, if it has reserved the right to do so, choose not to be bound by the terms of a "no increase" or "no extension" statement if it would otherwise prevent the posting of an increased or improved offer which is recommended for acceptance by the Directors of Incepta, or in other circumstances permitted by the Panel.

(F) For the purpose of determining at any particular time whether the acceptance condition has been satisfied, Huntsworth shall be entitled to take account only of those Incepta Shares carrying voting rights which have been unconditionally allotted or issued before that time and written notice of the allotment or issue of which, containing all the relevant details, has been received by Computershare Investor Services PLC from Incepta or its agents at the address specified in paragraph 3(A) below. Notification by telex, e-mail or facsimile transmission will not constitute written notice.

2. Announcements

(A) By 8.00 a.m. on the business day (the "relevant day") following the day on which the Merger Offer is due to expire or becomes unconditional or is revised or extended as the case may be (or such later time(s) or date(s) as the Panel may agree), Huntsworth will make an appropriate announcement and simultaneously inform a Regulatory Information Service of the position. Such announcement will (unless otherwise permitted by the Panel) also state (as nearly as practicable) the total number of Incepta Shares and rights over Incepta Shares:

(i) for which acceptances of the Merger Offer have been received (showing the extent, if any, to which such acceptances have been received from any person acting in concert or deemed to be acting in concert with Huntsworth for the purposes of the Offer);

(ii) acquired or agreed to be acquired by or on behalf of Huntsworth or any person acting in concert or deemed to be acting in concert with Huntsworth for the purposes of the Merger Offer during the course of the Merger Offer Period; and

(iii) held by or on behalf of Huntsworth or any person deemed to be acting in concert with Huntsworth prior to the Merger Offer Period,

and will specify the percentage of issued share capital represented by each of these figures.

(B) Any decision to extend the time and/or date by which the acceptance condition has to be fulfilled may be made at any time up to, and will be announced not later than, 8.00 a.m. on the relevant day (or such later time and/or date as the Panel may agree) and the announcement will state the next expiry date (unless the Merger Offer is then unconditional in which case a statement may instead be made that the Merger Offer will remain open until further notice). In computing the number of Incepta Shares represented by acceptances and/or purchases, there may be included or excluded for announcement purposes acceptances and purchases not in all respects in order or subject to verification, provided that such acceptances or purchases shall not be included unless they could be counted towards fulfilling the acceptance condition in accordance with paragraphs 5(G) and (H) below.

(C) In this Appendix I, references to the making of an announcement or the giving of notice by or on behalf of Huntsworth include the release of an announcement to the press by public relations consultants or by Bridgewell and the delivery by hand or telephone, telex or facsimile or other electronic transmission of an announcement to a Regulatory Information Service. An announcement made otherwise than to a Regulatory Information Service shall be notified simultaneously to a Regulatory Information Service.

3. Rights of withdrawal

(A) If Huntsworth, having announced the Merger Offer to be unconditional, fails to comply by 3.30 p.m. on the relevant day (or such later time and/or date as the Panel may agree) with any of the other relevant requirements specified in paragraph 2(A) above, an accepting Incepta Shareholder may (unless the Panel agrees otherwise) immediately thereafter withdraw his acceptance of the Merger Offer by written notice given by post or by hand (during normal

business hours) to Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or by hand only (during normal business hours) to 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ on behalf of Huntsworth. Subject to paragraph 1(B) above, this right of withdrawal may be terminated not less than eight days after the relevant day by Huntsworth confirming, if such be the case, that the Merger Offer is still unconditional, and complying with the other requirements specified in paragraph 2(A) above. If any such confirmation is given, the first period of 14 days referred to in paragraph 1(C) above will run from the date of such confirmation and compliance.

(B) If by 3.00 p.m. on 28 April 2005 (or such later time and/or date as the Panel may agree) the Merger Offer has not become unconditional, an accepting Incepta Shareholder may withdraw his acceptance at any time thereafter by written notice received by Computershare Investor Services PLC on behalf of Huntsworth at the address and in the manner referred to in paragraph 3(A) above before the earlier of (i) the time when the Merger Offer becomes unconditional and (ii) the final time for lodgement of acceptances of the Merger Offer which can be taken into account in accordance with paragraph 1(B) above.

(C) If a "no increase" and/or "no extension" statement has been withdrawn in accordance with paragraph 1(D) above, any Incepta Shareholder who accepts the Merger Offer after such statement is made may withdraw his acceptance thereafter in the manner referred to in paragraph 3(A) above not later than the eighth day after the date on which notice of the withdrawal of such statement is posted to Incepta Shareholders.

(D) Except as provided by this paragraph 3 or as the Panel may determine in the circumstances contemplated in Part A of this Appendix I, acceptances and elections shall be irrevocable.

(E) In this paragraph 3, "written notice" (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting Incepta Shareholder(s) or his/their agent(s) duly appointed in writing (evidence of whose appointment in a form reasonably satisfactory to Huntsworth is produced with the notice). Telex, e-mail or facsimile transmission or copies will not be sufficient to constitute written notice. No notice which is postmarked in, or otherwise appears to Huntsworth or its agents to have been sent from or otherwise evidences use of any means or instrumentality of interstate or foreign commerce of, any Restricted Jurisdiction will be treated as valid.

(F) Incepta Shares in respect of which acceptances have been properly withdrawn in accordance with this paragraph 3 may subsequently be re-assented to the Merger Offer by following one of the procedures described in paragraph 21 of the letter from Bridgewell set out in this document at any time while the Merger Offer remains open for acceptance.

4. Revised offer

(A) Although no such revision is envisaged, if the Merger Offer (in its original or any previously revised form(s)) is revised (either in its terms and conditions or in the value or nature of the consideration offered or otherwise) and such revised Merger Offer represents, on the date on which such revision is announced (on such basis as Bridgewell may consider appropriate), an improvement (or no diminution) in the value of the Merger Offer as so revised compared with the consideration or terms previously offered or in the overall value received and/or retained by an Incepta Shareholder (under the Merger Offer or otherwise) and there is no diminution in the number of Huntsworth Shares offered in exchange for each Incepta Share, the benefit of the revised Merger Offer will, subject as provided in paragraphs 4(B), (C) and 6 below, be made available to Incepta Shareholders who have accepted the Merger Offer in its original or previously revised form(s) (hereinafter called "Previous Acceptors"). The acceptance of the Merger Offer by or on behalf of a Previous Acceptor in its original or any previously revised form(s) shall, subject as provided in paragraphs 4(B), (C) and 6 below, be treated as an acceptance of the Merger Offer as so revised and shall also constitute the separate appointment of Huntsworth and each of its directors and/or of Bridgewell and each of its directors as his attorney and/or agent with authority to (i) accept any such revised Merger

Offer on behalf of such Previous Acceptor; (ii) if such revised Merger Offer includes alternative forms of consideration, to make elections and/or accept such alternative forms of consideration in such proportions as such attorney and/or agent in his absolute discretion thinks fit; and (iii) execute on behalf of and in the name of such Previous Acceptor all such further documents (if any) and to do all such further things (if any) as may be required to give effect to such acceptances and/or elections. In making any such election and/or acceptance, such attorney and/or agent shall take into account the nature of any previous acceptances and/or elections made by or on behalf of the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

(B) The deemed acceptance referred to in paragraph 4(A) above shall not apply and the authorities conferred by paragraph 4(A) above shall not be exercised if, as a result thereof, the Previous Acceptor would (on such basis as Bridgewell may consider appropriate) thereby receive and/or retain (as appropriate) less in aggregate in consideration under the revised Merger Offer or otherwise than he would have received and/or retained (as appropriate) in aggregate as a result of acceptance of the Merger Offer in the form in which it was previously accepted by him or on his behalf. The authorities conferred by paragraph 4(A) above shall not be exercised in respect of any election available under the revised Merger Offer save in accordance with this paragraph 4.

(C) The deemed acceptance referred to in paragraph 4(A) above shall not apply and the authorities conferred by paragraph 4(A) above shall be ineffective to the extent that a Previous Acceptor shall lodge with Computershare Investor Services PLC, within 14 days of the posting of the document pursuant to which the revision of the Merger Offer is made available to Incepta Shareholders, a form of acceptance or some other form issued by or on behalf of Huntsworth in which he validly elects to receive the consideration receivable by him under such revised Merger Offer in some other manner.

(D) The authorities conferred by this paragraph 4 and any acceptance of a revised Merger Offer and/or any election(s) pursuant thereto shall be irrevocable unless and until the Previous Acceptor becomes entitled to withdraw his acceptance under paragraph 3 above and duly does so.

(E) Subject to paragraph 6 below, Huntsworth and Bridgwell reserve the right to treat an executed Form of Acceptance relating to the Merger Offer (in its original or any previously revised form(s)) which is received after the announcement or issue of the Merger Offer in any revised form as a valid acceptance of the revised Merger Offer and/or, where applicable, a valid election for or acceptance of any of the alternative forms of consideration. Such acceptances shall constitute an authority in the terms of paragraph 4(A) above *mutatis mutandis* on behalf of the relevant Incepta Shareholder.

5. General

(A) Save with the consent of the Panel, the Merger Offer will lapse unless all the conditions have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Huntsworth in its reasonable opinion to be or remain satisfied in each case by midnight on 28 April 2005 or by midnight on the date which is 21 days after the date on which the Merger Offer becomes unconditional, whichever is the later, or such later date as Huntsworth may, with the consent of the Panel, decide. If the Merger Offer is referred to the Competition Commission or if the Offer constitutes a concentration with a community dimension within the scope of Council Regulation (EEC) 4064/89 (as amended) and the European Commission initiates proceedings under Article 6(1)(c) or following a referral by the European Commission under Article 9.1 there is a subsequent reference to the Competition Commission before, in each case, 3.00 p.m. on 7 April 2005 or the date and time on which the Merger Offer becomes unconditional (whichever is the later), the Merger Offer will lapse. If the Merger Offer lapses for any reason, the Merger Offer will cease to be capable of further acceptance and Huntsworth and Incepta Shareholders shall cease to be bound by prior acceptances.

(B) The expression "Merger Offer Period" when used in this document means, in relation to the Merger Offer, the period commencing on 21 February 2005 (being the date on which Incepta announced that it was in discussions which may or may not lead to an all-share merger between Incepta and Huntsworth) until whichever of the following shall be the latest: (i) 3.00 p.m. on 7 April 2005, (ii) the time and date on which the Merger Offer becomes or is declared unconditional, and (iii) the time and date on which the Merger Offer lapses or is withdrawn.

(C) Except with the consent of the Panel, settlement of the consideration to which any Incepta Shareholder is entitled under the Merger Offer will be implemented in full in accordance with the terms of the Merger Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which Huntsworth or Bridgewell may otherwise be, or claim to be, entitled as against such Incepta Shareholder and will be effected within 14 days of the latest of (i) 7 April 2005, (ii) the date the Merger Offer becomes unconditional in all respects, and (iii) the date of receipt by Huntsworth of a valid Form of Acceptance from such Incepta Shareholder. Subject to paragraph 6, no consideration will be sent to an address in a Restricted Jurisdiction.

(D) The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Merger Offer. Words and expressions defined in this document have the same meanings when used in the Form of Acceptance, unless the context otherwise requires.

(E) Without prejudice to any other provision in this Part B of Appendix I, Huntsworth and Bridgewell reserve the right to treat acceptances of the Merger Offer as valid if received by or on behalf of either of them at any place or places determined by them otherwise than as set out herein or in the Form of Acceptance.

(F) Huntsworth reserves the right to treat as valid in whole or in part acceptances of the Merger Offer that are not entirely in order or that are not accompanied by the relevant share certificate(s) and/or other document(s) of title or not accompanied by the relevant TTE Instruction.

(G) Notwithstanding the right reserved by Huntsworth in paragraph 5(F) above, except as otherwise agreed with the Panel, an acceptance of the Merger Offer will only be counted towards fulfilling the acceptance condition if the requirements of Note 4 and, if applicable, Note 6 on Rule 10 of the City Code are satisfied in respect of it.

(H) Except as otherwise agreed with the Panel, a purchase of Incepta Shares by Huntsworth or persons acting in concert with it or its nominee(s) will only be counted towards fulfilling the acceptance condition if the requirements of Note 5 and, if applicable, Note 6 on Rule 10 of the City Code are satisfied in respect of it.

(I) Except with the consent of the Panel, the Merger Offer will not become unconditional unless Computershare Investor Services PLC has issued a certificate to Huntsworth and/or Bridgewell which states the number of Incepta Shares in respect of which acceptances have been received which comply with paragraph 5(G) above and the number of Incepta Shares otherwise acquired, whether before or during the Merger Offer Period, in compliance with the requirements of paragraph 5(H) above. Copies of such certificate will be sent to the Panel and to Incepta's financial adviser as soon as possible after it is issued.

(J) The Merger Offer and all acceptances thereof and all elections pursuant thereto and the relevant Form of Acceptance and all contracts made pursuant thereto and action taken or made or deemed to be taken or made under any of the foregoing shall be governed by and construed in accordance with English law. Execution of a Form of Acceptance by or on behalf of an Incepta Shareholder will constitute his irrevocable submission, in relation to all matters arising out of or in connection with the Merger Offer and the Form of Acceptance, to the jurisdiction of the Courts of England and his agreement that nothing shall limit the right of Huntsworth or Bridgewell to bring any action, suit or proceeding arising out of or in connection with the Merger Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

(K) Any reference in this document and in the Form of Acceptance to 7 April 2005 shall, except in the final paragraph of Part A of this Appendix I and paragraphs 1(A) and 5(B) of this Part B of Appendix I and except where the context otherwise requires, be deemed, if the expiry date of the Merger Offer shall be extended, to refer to the expiry date of the Merger Offer as so extended.

(L) Any omission to despatch this document, the Form of Acceptance or any notice required to be despatched under the terms of the Merger Offer to, or any failure to receive the same by, any person to whom the Merger Offer is made, or should be made, shall not invalidate the Merger Offer in any way or create any implication that the Merger Offer has not been made to any such person. The Merger Offer extends to all Incepta Shareholders to whom this document, the Form of Acceptance and any related documents may not be despatched, or who may not receive such documents and such persons may collect copies of those documents from Computershare Investor Services PLC at the address set out in paragraph 3(A) above.

(M) All powers of attorney, appointments as agents and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the Incepta Shareholder concerned and are irrevocable (in respect of powers of attorney, in accordance with section 4 of the Powers of Attorney Act 1971), except in the circumstances where the donor of such power of attorney, appointment or authority is entitled to withdraw his acceptance in accordance with paragraph 3 above and duly does so.

(N) No acknowledgement of receipt of any Form of Acceptance, transfer by means of CREST, communication, notice, share certificate and/or other document of title will be given by or on behalf of Huntsworth. All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from Incepta Shareholders (or their designated agent(s)) will be delivered by or sent to or from such Incepta Shareholders (or their designated agent(s)) at their risk.

(O) If the Merger Offer does not become unconditional in all respects:

(i) the Form of Acceptance and any share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Merger Offer lapsing, at the risk of the person entitled thereto, to the person or agent whose name and address outside a Restricted Jurisdiction is set out in the relevant Box on the Form of Acceptance or, if none is set out, to the first-named holder at his/her registered address outside a Restricted Jurisdiction. No such documents will be sent to an address in a Restricted Jurisdiction; and

(ii) in respect of Incepta Shares held in uncertificated form, Computershare Investor Services PLC will, immediately after the lapsing of the Merger Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Merger Offer), give instructions to CRESTCo to transfer all Incepta Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Merger Offer to the original available balances of the Incepta Shareholders concerned.

(P) The Merger Offer is made on 17 March 2005 and is capable of acceptance from and after that time. Copies of this document, the Form of Acceptance and any related documents are available from Computershare Investor Services PLC at the address set out in paragraph 3(A) above from that time. The Merger Offer is made by means of this document and by means of an advertisement dated 18 March 2005 to be inserted in the Financial Times.

(Q) If the Merger Offer becomes or is declared wholly unconditional and sufficient acceptances are received and/or sufficient Incepta Shares are otherwise acquired, Huntsworth intends to apply the provisions of Sections 428-430F of the Companies Act to acquire compulsorily any outstanding Incepta Shares. Huntsworth also intends, following the Merger Offer becoming unconditional in all respects, to apply for cancellation of the listing of the Incepta Shares on the Official List and for the cancellation of trading of the Incepta Shares on the market for listed securities of the London Stock Exchange.

(R) Huntsworth and Bridgewell reserve the right to notify any matter (including the making of the Merger Offer) to all or any Incepta Shareholders) with (a) registered address(es) outside the UK or whom Huntsworth or Bridgewell know to be nominees, trustees or custodians for such persons by announcement or paid advertisement in any daily newspaper published and circulated in the UK in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any such shareholders to receive or see such notice, and all references in this document to notice in writing (other than in paragraph 3 above) shall be construed accordingly.

(S) Due completion of a Form of Acceptance will constitute an instruction to Huntsworth that, on the Merger Offer becoming unconditional in all respects, all mandates and other instructions or notices recorded in Incepta's records immediately prior to that time will, unless and until revoked or varied, continue in full force in relation to the New Huntsworth Shares allotted or issued to the relevant Incepta Shareholder pursuant to the Merger Offer. If an Incepta Shareholder has existing Huntsworth Shares, the mandates and instructions in force for those existing shares will remain and the New Huntsworth Shares will be credited to a new account.

(T) If Huntsworth is required by the Panel to make an offer for Incepta Shares under the provisions of Rule 9 of the City Code, Huntsworth may make such alterations to the conditions of the Merger Offer as are necessary to comply with the provisions of that Rule.

(U) All references in this Appendix I to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

(V) In relation to any acceptance of the Merger Offer in respect of Incepta Shares which are in uncertificated form, Huntsworth reserves the right to make such alterations, additions or modifications to the terms of the Merger Offer as may be necessary or desirable to give effect to any purported acceptance of the Merger Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the City Code or are otherwise made with the consent of the Panel.

(W) If the Panel shall, in the circumstances contemplated in Part A of this Appendix I, determine that different time(s) and date(s) to those set out in Part B and Part C of this Appendix I shall apply, the Panel's determination shall prevail over, and be deemed to be substituted for, the relevant time(s) and date(s) set out herein.

6. Overseas shareholders

(A) The making and availability of the Merger Offer outside, or to citizens, residents or nationals of jurisdictions outside, the United Kingdom ("overseas shareholders"), may be affected by the laws of the relevant jurisdictions. Overseas shareholders should fully acquaint themselves with and observe any applicable legal requirements. It is the responsibility of any overseas shareholder wishing to accept the Merger Offer to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes or other requisite payments due in such jurisdiction. Any such overseas shareholder will be responsible for any such issue, transfer or other taxes or other requisite payments by whomsoever payable and Huntsworth and Bridgewell and any person acting on behalf of either of them shall be fully indemnified and held harmless by such overseas shareholder for any such issue, transfer or other taxes as Huntsworth and Bridgewell (and any person acting on behalf of either of them) may be required to pay.

(B) The Merger Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, any Restricted Jurisdiction and will not be

capable of acceptance by any such use, means, instrumentality or facility or from within any Restricted Jurisdiction. Neither this document nor the accompanying Form of Acceptance nor any related document is being mailed, and must not be mailed, or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction (including to Incepta Shareholders with registered addresses in a Restricted Jurisdiction or to persons whom Huntsworth or its agent knows to be custodians, nominees or trustees holding Incepta Shares for such persons) and persons receiving such documents (including, without limitation, custodians, nominees and trustees) must not distribute or send any of them in, into or from any Restricted Jurisdiction or use the mails or any such means or instrumentality of any Restricted Jurisdiction for any purpose directly or indirectly in connection with the Merger Offer. Doing so may render invalid any purported acceptance of the Merger Offer.

(C) The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan, and nor have clearances been, nor will they be, obtained from any securities commission or similar authority of any province or territory of Canada, and no prospectus has been or will be lodged with or registered by the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, unless an exemption under relevant securities law is available, the New Huntsworth Shares may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from, Canada, Australia, Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of, or require registration thereof in, that jurisdiction or to or for the account of any Canadian, Australian or Japanese person.

(D) The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. The New Huntsworth Shares are being made available within the United States in connection with the Merger pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder and an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act. This Merger Offer relates to the securities of two non-US companies. The Merger Offer is subject to disclosure requirements of the United Kingdom which are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for US persons to enforce their rights and any claim that they may have arising under the US federal securities laws, as Huntsworth and Incepta are located in the United Kingdom and some or all of their respective officers and directors are residents of the United Kingdom or other non-US countries. US persons may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment. You should be aware that Huntsworth may purchase securities of Incepta otherwise than under the Merger Offer, such as in open market or privately negotiated purchases.

(E) Envelopes containing Forms of Acceptance should not be postmarked in a Restricted Jurisdiction or otherwise despatched from a Restricted Jurisdiction and all acceptors must provide addresses outside Restricted Jurisdictions for the return of Form(s) of Acceptance, certificate(s) for Incepta Shares and/or other document(s) of title.

(F) An Incepta Shareholder will be deemed not to have validly accepted the Merger Offer if:

(i) he puts "No" in Box 5 of the Form of Acceptance and thereby does not give the representations and warranties set out in paragraph (C) of Part C of this Appendix I;

(ii) he has a registered address in a Restricted Jurisdiction and he does not insert in Box 6 of the Form of Acceptance the name and address of a person or agent outside a Restricted Jurisdiction to whom he wishes the consideration to which he is entitled under the Merger Offer to be sent;

(iii) he inserts in Box 6 of the Form of Acceptance the name and address of a person or agent in a Restricted Jurisdiction to whom he wishes the consideration to which he is entitled under the Merger Offer to be sent; or

(iv) in any case, the Form of Acceptance received from him is received in an envelope postmarked in, or which otherwise appears to Huntsworth or its agents to have been sent from or otherwise evidences use of any means or instrumentality of interstate or foreign commerce of, a Restricted Jurisdiction.

Huntsworth reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representations and warranties set out in paragraph (C) of Part C of this Appendix I have been truthfully given by the relevant Incepta Shareholder and are correct and, if such investigation is made and, as a result, Huntsworth cannot satisfy itself that such representations and warranties are true and correct, such acceptance shall not be valid.

(G) If, in connection with the making of the Merger Offer, any person (including, without limitation, any custodian, nominee and/or trustee), notwithstanding the restrictions set out in paragraph (B) above and whether pursuant to a contractual or legal obligation or otherwise, sends, forwards or otherwise distributes this document, the Form of Acceptance or any related documents, in, into or from a Restricted Jurisdiction or uses the mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or any facility of a national securities exchange of, a Restricted Jurisdiction in connection with such forwarding, such person should: (i) inform the recipient of such fact; (ii) explain to the recipient that such action may invalidate any purported acceptance or election by the recipient; and (iii) draw the attention of the recipient to this paragraph 6.

(H) The provisions of this paragraph 6 and/or any other terms of the Merger Offer relating to overseas shareholders may be waived, varied or modified as regards specific Incepta Shareholder(s) or on a general basis by Huntsworth in its absolute discretion. In particular, without limitation, Huntsworth reserves the right to deem an overseas shareholder to have elected for a particular form of consideration, or to have made no election at all or to offer an overseas shareholder cash only by way of consideration, in each case in connection with the Merger Offer or any compulsory acquisition procedure. Huntsworth also reserves the right to permit the Merger Offer to be accepted by, and to issue or deliver any share certificates and/or documents of title to, an overseas shareholder (otherwise unable to accept the Merger Offer in accordance with the above) in circumstances in which Huntsworth is satisfied that acceptance by such shareholder and the issue or delivery of any documents of title to such shareholder will not constitute a breach of any securities or other relevant legislation or impose obligations on Huntsworth not contemplated by the Merger Offer (and in any such case, Huntsworth may impose reasonable additional requirements and restrictions on such acceptance and the share certificates and/or the documents of title issued).

(I) The provisions of this paragraph 6 override any terms of the Merger Offer inconsistent therewith.

(J) References in this paragraph 6 to an Incepta Shareholder shall include the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this paragraph shall apply to them jointly and to each of them.

(K) Neither Huntsworth nor Bridgewell nor any agent or director of Huntsworth or Bridgewell nor any person on behalf of any of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Merger Offer on any of the bases set out above or otherwise in connection therewith.

Part C: Form of Acceptance

Each Incepta Shareholder by whom, or on whose behalf, a Form of Acceptance is executed, irrevocably undertakes, represents, warrants and agrees to and with Huntsworth, Bridgewell and Computershare Investor Services PLC (so as to bind him, his personal representatives, heirs, successors and assigns) that:

(A) the execution of the Form of Acceptance shall constitute:

(i) an acceptance of the Merger Offer in respect of the number of Incepta Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance; and

(ii) an undertaking to execute any further documents and give any further assurances which may be required to enable Huntsworth to obtain the full benefit of this Part C of Appendix I and/or to perfect any of the authorities expressed to be given hereunder,

in each case, on and subject to the terms and conditions set out or referred to in this document and the Form of Acceptance and that, subject only to the rights of withdrawal set out in paragraph 3 of Part B of this Appendix I, each such acceptance shall be irrevocable, provided that if (a) no number is inserted in Box 1; or (b) the total number inserted in Box 1 is greater than the relevant registered holding of Incepta Shares; or (c) the Form of Acceptance is otherwise completed incorrectly, but the Form of Acceptance is signed, it will be deemed to be an acceptance of the terms of the Merger Offer in respect of all the Incepta Shares comprised in the relevant registered holding;

(B) the Incepta Shares in respect of which the Merger Offer is accepted or deemed to be accepted are sold fully paid up and free from all liens, equities, charges, encumbrances and any other third party rights of any kind whatsoever, and together with all rights attaching thereto on or after 3 March 2005 including voting rights and the right to all dividends and other distributions declared, made or paid after date of the Merger Offer, save for the right to receive the special dividend of 1.05 pence (net) per share referred to in paragraph 14 of the letter from Bridgewell contained in Part II of this document;

(C) unless "No" is put in Box 5 of the Form of Acceptance, such Incepta Shareholder:

(i) has not received or sent copies or originals of this document, the Form of Acceptance or any related documents in, into or from any Restricted Jurisdiction and has not otherwise utilised in connection with the Merger Offer, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or any facility of a national securities exchange of, any Restricted Jurisdiction;

(ii) was outside a Restricted Jurisdiction when the Form of Acceptance was delivered or executed;

(iii) in respect of the Incepta Shares to which the Form of Acceptance relates, is not an agent or a fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given any instructions with respect to the Merger Offer from outside a Restricted Jurisdiction; and

(iv) if such Incepta Shareholder is a citizen, resident or national of a jurisdiction outside the United Kingdom, he has observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all other necessary formalities and paid any issue, transfer or other taxes or other requisite payments due in any such jurisdiction in connection with such acceptance and that he has not taken or omitted to take any action that will or may result in Huntsworth, Bridgewell or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Merger Offer or his acceptance thereof;

(D) the execution of the Form of Acceptance constitutes, subject to the Merger Offer becoming or being declared unconditional in all respects and to the accepting Incepta Shareholder not having validly withdrawn his acceptance, the irrevocable appointment of each of Huntsworth and Bridgewell and their respective directors as such shareholder's attorney and/or agent (the "attorney"), and an irrevocable instruction and authorisation to the attorney:

(i) to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of the attorney in relation to the Incepta Shares in respect of which the Merger Offer has been accepted or deemed to have been accepted in favour of Huntsworth or such other person or persons as Huntsworth or its agents may direct;

(ii) to deliver such form(s) of transfer and/or other document(s) at the discretion of the attorney with the share certificate(s) and/or other document(s) of title relating to such Incepta Shares for registration within six months of the Merger Offer becoming or being declared unconditional in all respects; and

(iii) to do all such other acts and things as may in the opinion of the attorney be necessary or expedient for the purposes of, or in connection with, the acceptance of the Merger Offer pursuant to the Form of Acceptance and to vest in Huntsworth or its nominee(s) the Incepta Shares as aforesaid;

(E) the execution of the Form of Acceptance and its delivery constitutes, subject to the Merger Offer becoming or being declared unconditional in all respects and to the accepting Incepta Shareholder not having validly withdrawn his acceptance, separate irrevocable authorities and requests:

(i) to Incepta or its agents to procure the registration of the transfer of those Incepta Shares referred to in paragraph (A)(i) above pursuant to the Merger Offer and, in respect of such Incepta Shares as are held in certificated form, the delivery of the share certificate(s) and/or other document(s) of title to Huntsworth or as it may direct;

(ii) if the Incepta Shares concerned are in certificated form, or if either of the provisos to sub-paragraph (iii) below applies, to Huntsworth or its agents to procure the despatch by post (or by such other method as may be approved by the Panel) of definitive certificates in respect of the consideration to which an accepting Incepta Shareholder is entitled at the risk of such Incepta Shareholder to the person whose name and address (outside the Restricted Jurisdictions) is set out in Box 6 of the Form of Acceptance or, if none is set out, to the first-named holder at his registered address (outside the Restricted Jurisdictions); and

(iii) if the Incepta Shares concerned are in uncertificated form, to Huntsworth or its agents to procure the crediting of the appropriate stock account in CREST of the accepting Incepta Shareholder with such shareholder's entitlement to New Huntsworth Shares, provided that (a) Huntsworth may (if, for any reason, it wishes to do so) determine that all or any part of such consideration shall be settled by the despatch by post of definitive certificates (or by such other method as may be approved by the Panel), and (b) if the Incepta Shareholder concerned is a CREST member whose registered address is in a Restricted Jurisdiction, any consideration to which such shareholder is entitled shall be settled by the despatch by post of definitive certificates (or by such other method as may be approved by the Panel) and, in either of such cases, sub-paragraph (ii) above shall apply;

(F) the execution of the relevant Form of Acceptance and its delivery constitutes the irrevocable appointment of:

(i) Huntsworth and/or Bridgewell and their respective directors and agents as such shareholder's attorney and/or agent within the terms of paragraph (D) of Part C of this Appendix I; and

(ii) in respect of a holding of Incepta Shares in uncertificated form, the Escrow Agent as such shareholder's attorney and/or agent and an irrevocable instruction and authority to the Escrow Agent (a) subject to the Merger Offer becoming or being declared unconditional in all respects and to the accepting Incepta Shareholder not having validly withdrawn his acceptance, to transfer to itself (or to such other person or persons as Huntsworth or its agents may direct) by means of CREST all or any of the Relevant Incepta Shares (but not exceeding the number of Incepta Shares in respect of which the Merger Offer is accepted or deemed to be accepted), and (b) if the Merger Offer does not become or is not declared unconditional in all respects, to give instructions to CRESTCo immediately after the lapsing of the Merger Offer (or within such longer period as the Panel may permit, not exceeding 14 days from the lapsing of the Merger Offer) to transfer all Relevant Incepta Shares to the original available balance of the accepting Incepta Shareholder. As used in Part C of this Appendix I, "Relevant Incepta Shares" means the Incepta Shares in uncertificated form and in respect of which a transfer or transfers to escrow has or have been effected pursuant to the procedures described in paragraph 21 of the letter from Bridgewell set out in Part II of this document and where the transfer(s) to escrow was or were made in respect of Incepta Shares held under the same member account ID and participant ID as the member account ID and participant ID relating to the Form of Acceptance concerned (but irrespective of whether or not any Form of Acceptance reference number, or a Form of Acceptance reference number corresponding to that appearing on the Form of Acceptance concerned, was included in the TTE Instruction concerned);

(G) subject to the Merger Offer becoming or being declared unconditional in all respects (or if the Merger Offer would become or be capable of being declared unconditional in all respects or lapse immediately upon the outcome of the resolution in question or if the Panel otherwise gives its consent) and pending registration:

(i) Huntsworth shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general or separate class meeting of Incepta) attaching to any Incepta Shares in respect of which the Merger Offer has been accepted or is deemed to have been accepted and in respect of which such acceptance has not been validly withdrawn such votes (where relevant) to be cast so far as is possible to satisfy any outstanding conditions of the Merger Offer; and

(ii) the execution of the Form of Acceptance constitutes, with regard to the Incepta Shares comprised in such acceptance and in respect of which such acceptance has not been validly withdrawn:

(a) an authority to Incepta and/or its agents from such Incepta Shareholder to send any notice, circular, warrant, document or other communication which may be required to be sent to him as a member of Incepta in respect of such Incepta Shares (including any share certificate(s) or other document(s) of title issued as a result of conversion of such Incepta Shares into certificated form) to Huntsworth at its registered office;

(b) the irrevocable appointment of Huntsworth or any of its directors or agents to sign on such Incepta Shareholder's behalf such documents and do such things as may in the opinion of such person seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to such Incepta Shares (including, without limitation, an authority to sign any consent to short notice of a general or separate class meeting as his attorney and/or agent and on his behalf and/or to execute a form of proxy in respect of such Incepta Shares and/or, where appropriate, any appointment pursuant to Section 375 of the Companies Act, appointing any person nominated by Huntsworth to attend general and separate class meetings of Incepta and to exercise or refrain from exercising the votes attaching to such Incepta Shares on such Incepta Shareholder's behalf), such votes (where relevant) to be cast so far as possible to satisfy any outstanding conditions of the Merger Offer; and

(c) the agreement of such Incepta Shareholder not to exercise any such rights without the consent of Huntsworth and the irrevocable undertaking of such Incepta Shareholder not to appoint a proxy or representative for or to attend any such meetings;

(H) he will deliver, or procure the delivery of, to Computershare Investor Services PLC at the address and in the manner referred to in paragraph 3(A) of Part B of this Appendix I, his share certificate(s) and/or other document(s) of title in respect of the Incepta Shares in certificated form in respect of which the Merger Offer has been accepted or deemed to have been accepted and in respect of which such acceptance has not been validly withdrawn, or an indemnity acceptable to Huntsworth in lieu thereof, as soon as possible and in any event within six months of the Merger Offer becoming or being declared unconditional in all respects;

(I) he will take (or procure to be taken) the action set out in paragraph 21 of the letter from Bridgewell set out in this document to transfer all of the Incepta Shares held by him in uncertificated form and in respect of which the Merger Offer has been accepted or deemed to have been accepted and in respect of which such acceptance has not been validly withdrawn to an escrow balance as soon as possible and in any event so that the transfer to escrow settles within six months of the Merger Offer becoming or being declared unconditional in all respects;

(J) if, for any reason, any Incepta Shares in respect of which a transfer to an escrow balance has been effected in accordance with paragraph 21 of the letter from Bridgewell set out in this document are converted to certificated form, he will (without prejudice to paragraph (I) above) immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such Incepta Shares so converted to Computershare Investor Services PLC at the address and in the manner referred to in paragraph 3(A) of Part B of this Appendix I or to Huntsworth at its registered office or as Huntsworth or its agents may direct;

(K) he agrees to ratify each and every act or thing which may be done or effected by Huntsworth or Bridgewell or Computershare Investor Services PLC or any of their respective directors or agents or Incepta or its agents, as the case may be, in the proper exercise of any of its or his powers and/or authorities conferred by or referred to in Part B of this Appendix I or in this Part C and to indemnify each such person against any losses arising therefrom;

(L) he shall do all such acts and things as shall be necessary or expedient to vest in Huntsworth or its nominee(s) the aforesaid Incepta Shares and all such acts and things as may be necessary or expedient to enable Computershare Investor Services PLC to perform its function as Escrow Agent for the purposes of the Merger Offer;

(M) if any provision of Part B of this Appendix I or this Part C shall be unenforceable or invalid or shall not operate so as to afford Huntsworth or Bridgewell or Computershare Investor Services PLC or any of their respective directors or agents the benefit or authority expressed to be given therein, he shall with all practicable speed do all such acts and things and execute all such documents that may be required or desirable to enable Huntsworth and/or Bridgewell and/or Computershare Investor Services PLC and/or any of their respective directors or agents to secure the full benefits of Part B of this Appendix I and this Part C;

(N) in consideration of Huntsworth making any revised offer available to him as referred to in paragraph 4 of Part B of Appendix I, the deemed acceptances, elections and authorities referred to in such paragraph 4 shall, subject to the right of withdrawal set out in paragraph 3 of Part B of Appendix I, be irrevocable; and

(O) the terms and conditions of the Merger Offer contained in this document shall be deemed to be incorporated in, and form part of, the Form of Acceptance which shall be construed accordingly.

References in this Part C to an Incepta Shareholder shall include references to the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this Part C shall apply to them jointly and to each of them.

APPENDIX II

Financial effects of acceptance of the Merger Offer

The following tables set out, for illustrative purposes only, and on the bases and assumptions set out in the notes below, the financial effects of acceptance of the Merger Offer on capital value and gross income for an accepting holder of 100 Incepta Shares if the Merger Offer becomes or is declared unconditional in all respects:

A. Decrease in capital value

	Notes	£
Market value of 100 Incepta Shares	(1)	63.00
Market value of 313 Huntsworth Shares	(2)	62.60
Decrease in capital value		0.40

This represents a decrease of approximately 0.6 per cent.

B. Decrease in gross income under the terms of the Merger Offer

	Notes	£
Gross dividend income from 100 Incepta Shares	(3)	1.17
Gross dividend income from 313 Huntsworth Shares	(4)	0.70
Decrease in gross income		0.47

This represents a decrease of approximately 40.4 per cent.

Notes

(1) Based on the closing middle market quotation of 63 pence per Incepta Share as derived from the Daily Official List on 18 February 2005, being the last business day prior to the announcement by Incepta that it was in discussions which may or may not lead to an all-share merger between Incepta and Huntsworth.

(2) Based on the closing middle market quotation of 20 pence per Huntsworth Share as derived from the Daily Official List on 16 March 2005, the last business day prior to the publication of this document.

(3) The gross dividend income on Incepta Shares is based on the proposed special dividend of 1.05 pence (net) per Incepta Share referred to in paragraph 14 of the letter from Bridgewell contained in Part II of this document.

(4) The gross dividend income on Huntsworth Shares is based on the proposed special dividend of 0.1 pence (net) per Huntsworth Share referred to in paragraph 14 of the letter from Bridgewell contained in Part II of this document and the interim dividend of 0.1 pence (net) per Huntsworth Share paid on 5 November 2004.

(5) No account has been taken of any potential liability for taxation or the treatment of fractions of New Huntsworth Shares in assessing the financial effects of acceptances of the Merger Offer.

APPENDIX III

Sources and bases of information

In this document:

1. unless otherwise stated, financial information relating to Huntsworth has been extracted from the audited financial statements of Huntsworth for the relevant financial year or from Huntsworth's preliminary results for the 12 months ended 31 December 2004;

2. unless otherwise stated, financial information relating to Incepta has been extracted from the audited financial statements of Incepta for the relevant financial year or from Incepta's interim results;

3. the source for the closing middle market quotation of Huntsworth Shares and Incepta Shares is the Daily Official List;

4. the value of the Merger Offer is approximately £125.9 million which is based on 200,699,095 Incepta Shares in issue on 16 March 2005, an exchange ratio of 313.654 New Huntsworth Shares for every 100 Incepta Shares, and the middle market quotation of 20 pence per Huntsworth Share, as derived from the Daily Official List at the close of business on 16 March 2005 (being the last dealing day before the date of this document);

5. the number of New Huntsworth Shares to be issued pursuant to the Merger Offer, being 636,310,240 (assuming full acceptance of the Merger Offer and full exercise of in-the-money Incepta Options) is based on 200,699,095 Incepta Shares in issue and 2,171,023 in-the-money Incepta Options outstanding on 16 March 2005;

6. the expected operational cost savings and financial synergies have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement should not be interpreted to mean that the earnings per share in the first full financial year following the Merger, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period; and

7. for Huntsworth, in-the-money options are those Huntsworth Options with an exercise price below the closing middle market quotation for Huntsworth Shares of 20 pence on 16 March 2005. For Incepta, in-the-money options are those Incepta Options with an exercise price below the Merger Offer Price.

APPENDIX IV

Additional Information

1. Responsibility Statements

1.1 *Huntsworth*

The Huntsworth Directors, whose names appear in paragraph 2.1 below, accept responsibility for the information contained in this document (other than information relating to the Incepta Group, the Incepta Directors, their immediate families, related trusts and persons connected with them (within the meaning of section 346 of the Act)). To the best of the knowledge and belief of the Huntsworth Directors (who have taken all reasonable care to ensure such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2 *Incepta*

The Incepta Directors, whose names appear in paragraph 2.2 below, accept responsibility for the information relating to the Incepta Group, the Incepta Directors, their immediate families, related trusts and persons connected with them (within the meaning of section 346 of the Act). To the best of the knowledge and belief of the Incepta Directors (who have taken all reasonable care to ensure such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors

2.1 *Huntsworth*

The Huntsworth Directors and their respective functions in Huntsworth are as follows:

Directors	*Position*
Hugh Jon Foulds	Chairman
The Rt. Hon. Lord Chadlington	Chief Executive
Roger Malcolm Selman	Group Finance Director
Eugene Patrick Beard	Non-executive Director
Anthony Leonard Brooke	Non-executive Director

The business address of all the Huntsworth Directors is 15-17 Huntsworth Mews, London NW1 6DD, England, which is also the registered office and principal place of business of Huntsworth.

Mr. Selman has agreed, if the Merger Offer becomes or is declared unconditional in all respects, to remain as a director and remain in Huntsworth's employment for the purposes of seeing through the integration of the two groups and the implementation of the strategic review. It is intended that when Mr. Selman's successor has been appointed, he will leave the board. In view of Mr. Selman's agreement to this, the Remuneration Committee resolved that (a) if Mr. Selman's employment were to be terminated at the Huntsworth AGM in 2006 or otherwise except in circumstances where Huntsworth terminated Mr. Selman's employment summarily in circumstances where it was entitled to do so then the Remuneration Committee agreed that it would irrevocably exercise its discretion so that his options under the Executive Directors' Unapproved Share Option Scheme and the Enterprise Management Incentive Scheme would each be exercisable for a period of six months after the date of cessation of employment, and (b) if his employment terminated before the Huntsworth AGM in 2006 a pro rata number of unrestricted shares in his qualifying holding would vest under the Matched Share Plan.

2.2 *Incepta*

The Incepta Directors and their respective functions in Incepta are as follows:

Directors	*Position*
The Rt. Hon. Francis Anthony Aylmer Maude M.P.	Non-executive Chairman
Richard Stephen Nichols	Chief Executive Officer
Michael Guy Butterworth	Finance Director

Directors	*Position*
Anthony Edwin Charles Glen Carlisle	Executive Director
Robert Harding Alcock	Non-executive Deputy Chairman
Charles Anthony Good	Non-executive Director
Christian Strenger	Non-executive Director

The business address of all the Incepta Directors is 3 London Wall Buildings, London Wall, London EC2M 5SY, England, which is also the registered office and principal place of business of Incepta.

3. Irrevocable Undertakings

3.1 Irrevocable undertakings to accept the Merger Offer have been received in respect of the following beneficial holdings of Incepta Shares:

Shareholder	*Number of Incepta Shares*
Anthony Carlisle	1,611,433
Robert Alcock	54,040
Michael Butterworth	35,365
Christian Strenger	72,000
Richard Nichols	273,101
Francis Maude	10,000
Charles Good	1,143,765

The undertakings provide that each of the Incepta Shareholders named above shall, as soon as possible, and in any event within 14 days of the posting of this offer document, accept or procure acceptance of the Merger Offer in accordance with its terms.

The undertakings also apply to any other Incepta Shares acquired after the date of the undertakings and any shares attributable to or derived from the shares subject to the undertakings while the Merger Offer remains open for acceptance. The directors of Incepta named above have also agreed not to withdraw any acceptance of the Merger Offer. The directors named above further undertake in respect of the Incepta Shares which they receive as a result of the vesting of awards granted under the Incepta Performance Share Plan (except to the extent necessary to sell such shares so that the proceeds of sale are sufficient to meet any applicable income tax, national insurance contributions or other withholdings as a result of such vesting) to accept the Merger Offer in relation to those shares and continue to hold the resulting New Huntsworth Shares for a period of at least six months.

The undertakings restrict the directors of Incepta named above from soliciting or encouraging any person other than Huntsworth from making an offer for Incepta or, subject to their fiduciary duties and any requirement under the City Code or requirements of the UKLA or the London Stock Exchange, taking any action which is prejudicial to the successful outcome of the Merger Offer.

The undertakings shall remain in effect until the Merger Offer lapses or is withdrawn without it having become or been declared wholly unconditional, but cease to be binding in the event that the Merger Offer is revised or varied in such a manner which represents a diminution in value or which results in a lower number of New Huntsworth Shares being offered in exchange for Incepta Shares.

4. Shareholdings and Dealings

References in this paragraph 4 to:

(A) an "associate" means:

(i) subsidiaries and associated companies of Incepta and Huntsworth, and companies of which such companies are associated companies ("relevant companies");

(ii) banks, financial and other professional advisers (including stockbrokers) to Huntsworth, Incepta or any relevant company, including persons controlling, controlled by or under the same control as, such banks, financial or other professional advisers;

(iii) the directors of Huntsworth, Incepta and the directors of any relevant company (together, in each case, with their close relatives and related trusts); and

(iv) pension funds of Huntsworth, Incepta or any relevant company;

(B) references to a "bank" do not apply to a bank whose sole relationship with Huntsworth, Incepta or a relevant company is the provision of normal commercial banking services or such activities in connection with the Merger Offer as confirming that cash is available, handling acceptances and other registration work;

(C) for the purposes of this paragraph 4, ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status and "control" means a holding, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of the company which are currently exercisable at a general meeting, irrespective of whether the holding gives *de facto* control;

(D) "relevant securities" include:

(i) securities of Incepta which are being offered for or which carry voting rights;

(ii) equity share capital of Huntsworth;

(iii) securities of Huntsworth which carry substantially the same rights as any to be issued as consideration for the Merger Offer;

(iv) securities of Incepta and Huntsworth carrying conversion or subscription rights into any of the foregoing; and

(v) options in respect of any of the foregoing and derivatives referenced to any of the foregoing;

(E) "derivative" includes any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying securities; and

(F) "disclosure period" means:

(A) in respect of subsidiaries of Incepta, pension funds of Incepta or a subsidiary of Incepta, banks and financial and other professional advisers (including stockbrokers) of Incepta (other than exempt market makers, but including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers) and persons whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with Incepta, the period commencing on 21 February 2005 and ending on 16 March 2005 (the latest practicable date immediately prior to the posting of this document); and

(B) in respect of all other persons, the period commencing on 21 February 2004 (being the date 12 months prior to the commencement of the Merger Offer Period) and ending on 16 March 2005 (the latest practicable date immediately prior to the publication of this document).

4.1 *Interests in Incepta Shares*

(A) The interests (all of which are beneficial unless otherwise stated) of the Incepta Directors and their immediate families or their related trusts and connected persons (within the meaning of section 346 of the Act) in the share capital of Incepta (excluding share options, but including Incepta Shares acquired under the Employee Share Ownership Plan ("SIP")) which have been notified to Incepta pursuant to sections 324 and 328 of the Act or which are otherwise required pursuant to Section 325 of the Act to be entered in the register maintained under the provisions of that section of the Act or in the case of any connected person, which would have to be so notified and registered if such person were an Incepta Director, as at the last day of the disclosure period, were as follows:

Director	*Number of Incepta Shares*
Francis Maude	10,000
Richard Nichols	273,101
Michael Butterworth	35,365
Anthony Carlisle	1,611,433
Robert Alcock	54,040
Charles Good	1,143,765
Christian Strenger	72,000

(B) The following awards have been made to the executive Incepta Directors pursuant to the Incepta Performance Share Plan. Such awards are in respect of the following Incepta Shares:

Director	*Date of award*	*Number of Incepta Shares*	*Performance start date*	*Performance end date*
Richard Nichols	01/11/02	105,227	01/11/05	01/11/12
	21/05/04	200,000	21/05/07	21/05/14
Michael Butterworth	01/11/02	52,613	01/11/05	01/11/12
	21/05/04	75,000	21/05/07	21/05/14
Anthony Carlisle	01/11/02	105,227	01/11/05	01/11/12

(C) As at the last day of the disclosure period, the following interests in options over Incepta Shares had been granted to the Incepta Directors under the terms of the Incepta Share Option Schemes and remain outstanding:

Director	*Number of Incepta Shares under option*	*Incepta Share Option Scheme**	*Date of Grant*	*Exercise price (p)*	*Exercise period*
Francis Maude	5,453	(1)	02/12/2004	55.6	01/01/2008 – 30/06/2008
Richard Nichols	210,065	(2)	04/05/1999	116.63	04/05/2002 – 2009
	178,570	(2)	04/07/2003	74.97	04/07/2006 – 2013
	63,008	(3)	16/10/2001	170	16/10/2004 – 2011
	600,000	(3)	21/05/2004	89.17	21/05/2007 – 2014
	4,921	(4)	20/11/2002	57.6	01/01/2006 – 30/06/2006
	3,826	(5)	27/11/2003	91.6	01/01/2007 – 30/06/2007
	1,704	(1)	02/12/2004	55.6	01/01/2008 – 30/06/2008
Michael Butterworth	62,931	(3)	18/06/2001	348	18/06/2004 – 2011
	42,058	(3)	16/10/2001	170	16/10/2004 – 2011
	125,000	(3)	21/05/2004	89.17	21/05/2007 – 2014
	105,041	(2)	04/07/2003	74.97	04/07/2006 – 2013
	4,921	(4)	20/11/2002	57.6	01/01/2006 – 30/06/2006
	5,639	(5)	27/11/2003	91.6	01/01/2007 – 30/06/2007
Anthony Carlisle	63,008	(3)	16/10/2001	170	16/10/2004 – 2011
Robert Alcock	5,453	(1)	02/12/2004	55.6	01/01/2008 – 30/06/2008
Charles Good	5,453	(1)	02/12/2004	55.6	01/01/2008 – 30/06/2008

*Incepta Share Option Scheme Key:

(1) 2004 Savings Related Share Option Plan

(2) 1998 Executive Share Option Plan

(3) Executive Long Term Incentive Plan

(4) 2002 Savings Related Share Option Plan

(5) 2003 Savings Related Share Option Plan

(D) As at the last day of the disclosure period:

(i) each of the executive Incepta Directors is deemed for the purposes of section 324 of the Act to be a potential beneficiary of the Incepta Group plc Employee Share Ownership Plan Trust ("SIP Trust") and the Incepta Group plc Employee Benefit Trust ("EBT")

and thereby to have an interest in the 365,852 Incepta Shares held by the SIP Trust and the 720,000 Incepta Shares held by the EBT;

(ii) Anthony Carlisle is deemed for the purposes of section 324 of the Act to be a potential beneficiary of the Citigate Communications Group Limited Employees' Trust ("Citigate Trust"), the Dewe Rogerson UK Employer Share Ownership Trust ("Dewe Rogerson UK Trust") and the Dewe Rogerson Employee Share Scheme Trust ("Dewe Rogerson Jersey Trust") and thereby to have an interest in the 113,469 Incepta Shares held by the Citigate Trust, the 119,334 Incepta Shares held by the Dewe Rogerson UK Trust and the 1,204,937 Incepta Shares held by the Dewe Rogerson Jersey Trust.

4.2 *Interests in Huntsworth Shares*

(A) The interests (all of which are beneficial unless otherwise stated) of the Huntsworth Directors and their immediate families or their related trusts and connected persons (within the meaning of section 346 of the Act) in the share capital of Huntsworth (excluding share options) which have been notified to Huntsworth pursuant to Sections 324 and 328 of the Act or which are otherwise required pursuant to Section 325 of the Act to be entered in the register maintained under the provisions of that section of the Act or in the case of any connected person, which would have to be so notified and registered if such person were a Huntsworth Director, as at the last day of the disclosure period, were as follows:

Director	*Number of Huntsworth Shares*
Jon Foulds	2,300,000
The Rt. Hon. Lord Chadlington	8,597,054*
Roger Selman	358,126**
Eugene Beard	883,347
Anthony Brooke	950,000

* of this amount, 270,314 are conditionally beneficially held under the Matched Share Scheme

** of this amount, 54,063 are conditionally beneficially held under the Matched Share Scheme

(B) As at the last day of the disclosure period, the following interests in options over Huntsworth Shares had been granted to the Huntsworth Directors under the terms of the Huntsworth Share Option Schemes and remain outstanding:

Director	*Number of Huntsworth Shares under option*	*Huntsworth Share Option Scheme**	*Date of grant*	*Exercise price(p)*	*Exercise period*
Jon Foulds	750,000	(1)	18.06.2002	11.625	18.06.2005 to 17.06.2012**
The Rt. Hon. Lord Chadlington	860,215	(2)	23.07.2003	11.625	23.07.2006 to 22.07.2013**
	5,139,785	(3)	06.06.2001	11.625	23.07.2006 to 22.07.2013**
	4,000,000	(3)	18.06.2002	11.625	23.07.2006 to 22.07.2013
	66,222	(4)	6.11.2003	11.200	1.12.2006 to 31.05.2007
	12,105	(4)	27.07.2004	15.260	1.09.2007 to 28.02.2008
Roger Selman	1,139,785	(5)	27.11.2001	11.625	23.07.2006 to 22.07.2013**
	860,215	(2)	23.07.2003	11.625	23.07.2006 to 22.07.2013**

Director	Number of Huntsworth Shares under option	Huntsworth Share Option Scheme	Date of grant	Exercise price(p)	Exercise period
Roger Selman continued	2,000,000	(3)	18.06.2002	11.625	23.07.2006 to 22.07.2013**
	66,222	(4)	6.11.2003	11.200	1.12.2006 to 31.05.2007
	12,105	(4)	27.07.2004	15.260	1.09.2007 to 28.02.2008
Eugene Beard	1,000,000	(1)	22.03.2004	25.250	22.03.2007 to 22.03.2014**
Anthony Brooke	500,000	(1)	18.06.2002	11.625	18.06.2005 to 17.06.2012

* Huntsworth Share Option Scheme Key:

(1) Huntsworth (Non-Executive Directors) Unapproved Scheme

(2) Enterprise Management Incentive Scheme

(3) Huntsworth (Executive Directors) Unapproved Scheme

(4) Huntsworth Savings Related Share Option Scheme – 3yr

(5) 1996 Unapproved Executive Share Option Scheme

** Options are subject to a split exercise period – 50 per cent. became first exercisable on the Exercise Period start date and the remaining 50 per cent. became first exercisable 12 months later.

As at the last day of the disclosure period each of the executive Huntsworth Directors is deemed for the purposes of section 324 of the Act to be a potential beneficiary of the Huntsworth Employee Benefit Trust and thereby to have an interest in the 1,301,963 Huntsworth Shares held by the Huntsworth Employee Benefit Trust.

4.3 *Dealings*

(A) During the disclosure period, the Incepta Directors and their immediate families or related trusts and connected persons (within the meaning of section 346 of the Act) have dealt for value in Incepta Shares as follows:

Date	Party	Transaction*	Number of Incepta Shares	Price per share (p)
16/02/04	Richard Nichols	SIP Acquisition	117	128 pence
15/03/04		SIP Acquisition	126	119 pence
15/04/04		SIP Acquisition	135	111 pence
17/05/04		SIP Acquisition	160	93 pence
15/06/04		SIP Acquisition	176	85 pence
15/07/04		SIP Acquisition	215	90 pence
16/08/04		SIP Acquisition	214	70 pence
15/09/04		SIP Acquisition	194	77 pence
15/10/04		SIP Acquisition	205	73 pence
15/11/04		SIP Acquisition	211	71 pence
15/12/04		SIP Acquisition	208	72 pence
17/01/05		SIP Acquisition	211	71 pence
15/02/05		SIP Acquisition	231	65 pence
15/03/05		SIP Acquisition	235	63.5 pence
16/02/04	Michael Butterworth	SIP Acquisition	117	128 pence
15/03/04		SIP Acquisition	126	119 pence
15/04/04		SIP Acquisition	135	111 pence
17/03/04		SIP Acquisition	160	93 pence
15/06/04		SIP Acquisition	176	85 pence

Date	Party	Transaction*	Number of Incepta Shares	Price per share (p)
15/07/04	Michael Butterworth	SIP Acquisition	208	90 pence
16/08/04	continued	SIP Acquisition	214	70 pence
15/09/04		SIP Acquisition	194	77 pence
15/10/04		SIP Acquisition	205	73 pence
15/11/04		SIP Acquisition	211	71 pence
15/12/04		SIP Acquisition	208	72 pence
17/01/05		SIP Acquisition	211	71 pence
15/02/05		SIP Acquisition	231	65 pence
15/03/05		SIP Acquisition	235	63.5 pence
16/02/04	Robert Alcock	SIP Acquisition	117	128 pence
15/03/04		SIP Acquisition	126	119 pence
15/04/04		SIP Acquisition	135	111 pence
17/05/04		SIP Acquisition	160	93 pence
15/06/04		SIP Acquisition	176	85 pence
13/07/04		Dividend	489	94 pence
15/07/04		SIP Acquisition	211	90 pence
16/08/04		SIP Acquisition	214	70 pence
15/09/04		SIP Acquisition	194	77 pence
15/10/04		SIP Acquisition	205	73 pence
15/11/04		SIP Acquisition	211	71 pence
15/12/04		SIP Acquisition	208	72 pence
17/01/05		SIP Acquisition	211	71 pence
15/02/05		SIP Acquisition	231	65 pence
15/03/05		SIP Acquisition	235	63.5 pence

* Each SIP Acquisition described above includes both the purchase of Partnership Shares and the award of Matching Shares on a one-for-five basis.

(B) During the disclosure period and save as disclosed in paragraph 4.3(C), the Huntsworth Directors and their immediate families or related trusts and connected persons (within the meaning of section 346 of the Act) have dealt for value in Huntsworth Shares as follows:

Date	Party	Transaction	Number of Huntsworth Shares	Price per share (p)
16.04.2004	Jon Foulds	Acquisition	125,368	22.0
16.04.2004	The Rt. Hon. Lord Chadlington	Acquisition	187,500	22.0
28.07.2004	The Rt. Hon. Lord Chadlington	Acquisition	540,630*	18.5
16.04.2004	Roger Selman	Acquisition	16,668	22.0
28.07.2004	Roger Selman	Acquisition	108,126*	18.5
16.04.2004	Eugene Beard	Acquisition	883,347	22.0
16.04.2004	Anthony Brooke	Acquisition	85,240	22.0

* Half of the Shares were acquired by the party at 18.5p through the Huntsworth PLC Matched Share Plan. The other half were acquired by the party for no consideration under the terms of the Huntsworth PLC Matched Share Plan, according to which Huntsworth provided the consideration and the Shares held by the Employee Benefit Trust.

(C) During the disclosure period, Huntsworth Employee Benefit Trust has made the following purchases and transfers of Huntsworth Shares for the purpose of the Huntsworth Share Option Schemes. As the executive Huntsworth Directors are potential beneficiaries under the Huntsworth Share Option Schemes, they are deemed to have an interest in such Huntsworth Shares for the purposes of sections 324 to 328 of the Act:

Date	Transaction	Number of Huntsworth Shares	Price (pence) per Huntsworth Share
16/4/2004	Purchase	12,500	22.00p
19/10/2004	Purchase	1,053,627	20.50p
22/12/2004	Purchase	185,836	22.77p

4.4 Save as disclosed in paragraph 4.3 above, during the disclosure period none of the persons referred to in paragraph 3.1 have dealt for value in Incepta Shares or Huntsworth Shares.

4.5 *General*

(A) Save as disclosed above, none of (1) Huntsworth, the Huntsworth Directors, their immediate families and connected persons (within the meaning of section 346 of the Act), (2) persons acting in concert with Huntsworth, (3) Incepta, the Incepta Directors and their immediate families and connected persons (within the meaning of section 346 of the Act), (4) subsidiaries of Incepta, pension funds of Incepta or of a subsidiary of Incepta, banks and financial or other professional advisers (including stock brokers) of Incepta (other than exempt market makers but including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers) or (5) persons whose investments are managed on a discretionary basis by fund managers (other than except fund managers) connected with Incepta, owns or controls, or in the case of the Huntsworth Directors or the Incepta Directors is interested in, any relevant securities, nor has any such person dealt for value therein during the disclosure period.

(B) Save for the irrevocable undertakings referred to in paragraph 3.1 of this Appendix IV, neither Huntsworth, nor any person acting in concert with it, nor Incepta nor any of its associates has any arrangement in relation to relevant securities. For these purposes "arrangement" includes any indemnity or option agreement and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing.

5. Market quotations

5.1 *Huntsworth Shares*

The following table shows the middle market quotations for Huntsworth Shares, as derived from the Daily Official List, on the first dealing day in each of the six months from 1 October 2004 to 1 March 2005 inclusive, on 18 February 2005 (being the last dealing day prior to the commencement of the Offer Period) and on 16 March 2005 (being the last practicable date prior to the publication of this document):

Date	Huntsworth Share price
1 October 2004	21.50p
1 November 2004	20.25p
1 December 2004	20.50p
4 January 2005	22.00p
1 February 2005	22.75p
18 February 2005	22.00p
1 March 2005	21.50p
16 March 2005	20.00p

5.2 *Incepta Shares*

The following table shows the middle market quotations for Incepta Shares, as derived from the Daily Official List, on the first dealing day in each of the six months from 1 October 2004 to 1 March 2005 inclusive, on 18 February 2005 (being the last dealing day prior to the commencement of the Offer Period) and on 16 March 2005 (being the last practicable date prior to the publication of this document):

Date	*Incepta Share price*
1 October 2004	72.00p
1 November 2004	65.00p
1 December 2004	68.00p
4 January 2005	78.00p
1 February 2005	62.25p
18 February 2005	63.00p
1 March 2005	62.50p
16 March 2005	62.00p

6. Material contracts

Particulars of contracts, not being contracts entered into in the ordinary course of business, which are or may be material and which have been entered into by members of the Huntsworth Group or by members of the Incepta Group within the period commencing two years immediately preceding the commencement of the Offer Period and ending on 16 March 2005 (the last practicable dale prior to the publication of this document) are set out in paragraphs 12.1 and 12.2 of Part V of the Listing Particulars.

7. Financial information relating to Huntsworth and Incepta

Financial information relating to Huntsworth and Incepta is set out in Part II and Part III of the Listing Particulars. Pro forma financial information relating to the Group is set out in Part IV of the Listing Particulars.

8. Service contracts of directors of Incepta

8.1 Save as disclosed below in paragraph 8.2, there are no service contracts between any of the directors or proposed directors of Incepta or any member of the Incepta Group which do not expire or cannot be terminated by the company concerned within the next twelve months and no such contract has been entered into or amended within six months before the date of this document.

8.2 The particulars of the executive Incepta Directors' service agreements and consultancy agreements with Incepta are as follows:

(A) Particulars of the service agreement between Richard Nichols and Incepta are detailed in paragraph 8.3 of the Listing Particulars.

(B) On 19 October 1998 Anthony Carlisle entered into a service agreement with Incepta terminable by either party giving to the other not less than 12 months' written notice. Anthony Carlisle is currently paid an annual salary of £440,000 (raised from £420,000 as of 1 March 2005). There are no provisions in the agreement for compensation on early termination other than for payment in lieu of notice. Anthony Carlisle is entitled to a performance related bonus as determined by the Remuneration Committee up to a maximum of his annual salary. Incepta makes a pension contribution of 20 per cent. of his annual salary per annum into his executive pension scheme.

(C) On 2 March 2001 Michael Butterworth entered into a service agreement with Incepta terminable by either party giving to the other not less than 12 months' written notice. Michael Butterworth is currently paid an annual salary of £210,000 (raised from £200,000 as of 1 March 2005). There are no provisions in the agreement for compensation on early termination other than for payment in lieu of notice. Michael Butterworth is entitled to a performance related bonus as determined by the Remuneration Committee up to a maximum of his annual salary. The executive is entitled to a pension contribution of 15 per cent. of his annual salary.

(D) Each of the above Incepta Directors is entitled to 25 days' paid holiday per annum, car allowance, permanent health insurance, life assurance to the value of four times salary (subject in the case of Michael Butterworth to his earnings cap) and private health cover for themselves and their families.

8.3 The non-executive Incepta Directors have entered into terms of appointment with Incepta as follows. Francis Maude receives an annual fee of £80,000 in respect of his services. Robert Alcock receives an annual fee of £45,000, and Charles Good and Christian Strenger receive annual fees of £35,000. On 30 April 2004 Francis Maude, Robert Alcock, Charles Good and Christian Strenger each entered into a letter of appointment with Incepta terminable by either party on 6 months' notice to expire at any time.

Save as mentioned above, there are no existing or proposed service agreements between any Incepta Director and any member of the Incepta Group.

9. Material change

9.1 *Huntsworth*

Save as disclosed in the Huntsworth Group's preliminary results for the 12 months ended 31 December 2004 which are set out in full in Section B of Part II of the Listing Particulars and save as set out in the paragraph headed "Current trading and prospects" in paragraph 5 of Part I of the Listing Particulars, the Huntsworth Directors are not aware of any material change in the financial or trading position of the Huntsworth Group since 31 December 2003, being the date to which the last published audited accounts of the Huntsworth Group were prepared.

9.2 *Incepta*

Save as disclosed in the Incepta Group's interim results for the six months ended 31 August 2004 which are set out in full in Section B of Part III of the Listing Particulars and save as set out in the paragraph headed "Current trading and prospects" in paragraph 6 of Part I of the Listing Particulars, the Incepta Directors are not aware of any material change in the financial or trading position of the Incepta Group since 29 February 2004, being the date to which the last published audited accounts of the Incepta Group were prepared.

10. Other information

10.1 Save as disclosed herein, no agreement, arrangement or understanding (including any compensation arrangement) exists between Huntsworth or any person acting in concert with Huntsworth for the purposes of the Merger Offer and any of the directors, recent directors, shareholders or recent shareholders of Incepta having any connection with or dependence upon or which is conditional upon the outcome of the Merger Offer.

10.2 No proposal exists in connection with the Merger Offer for any payment or other benefit to be made or given to any Incepta Director as compensation for loss of office or as consideration for, or in connection with, his retirement from office.

10.3 Save as disclosed in this document the emoluments receivable by the current Huntsworth Directors will not be varied as a consequence of the Merger Offer.

10.4 There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Incepta Shares to be acquired by Huntsworth pursuant to the Merger Offer will be transferred to any other person, save that Huntsworth reserves the right to transfer any Incepta Shares to any other member of the Huntsworth Group or to a nominee.

10.5 Bridgewell has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

10.6 Numis has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

10.7 LongAcre has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

10.8 The contents of this document have been approved solely for the purposes of section 21 of the Financial Services and Markets Act 2000 by Bridgewell.

11. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) whilst the Merger Offer remains open for acceptance:

(A) the memorandum and articles of association of each of Huntsworth and Incepta;

(B) the published audited consolidated accounts of Huntsworth for each of the two financial years ended 31 December 2003 and 31 December 2002, and the unaudited preliminary results of Huntsworth for the financial year ended 31 December 2004;

(C) the published audited consolidated accounts of Incepta for each of the two financial years ended 29 February 2004 and 28 February 2003 and the unaudited interim results of Incepta for the six months ended 31 August 2004;

(D) the material contracts referred to in paragraph 6 of Appendix IV to this document;

(E) the Incepta Directors' service contracts and appointment letters referred to in paragraph 8 of Appendix IV to this document;

(F) the irrevocable undertakings referred to in paragraph 5 of Part II;

(G) the written consents referred to in paragraphs 10.5 to 10.7 of Appendix IV to this document;

(H) this document, the Form of Acceptance and the Listing Particulars, together with a copy of the Circular; and

(I) documents relating to the payment of an inducement fee referred to in paragraph 15 of Part II of this document.

17 March 2005

APPENDIX V

Definitions

"Act" or "Companies Act"	the Companies Act 1985, as amended
"Admission"	the admission of New Huntsworth Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities in accordance with the Admission and Disclosure Standards
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated April, 2002 (as amended from time to time) containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"Announcement"	the announcement made by the Boards of Huntsworth and Incepta of a recommended share-for-share offer for Incepta to be made by Bridgewell on behalf of Huntsworth, to acquire the entire issued and to be issued ordinary share capital of Incepta
"Board"	the board of Directors of Huntsworth, Incepta, or as the case may be, the Group as constituted from time to time
"Bridgewell"	Bridgewell Limited of Old Change House, 128 Queen Victoria Street, London EC4V 4BJ
"Circular"	the Huntsworth circular despatched to shareholders on 17 March 2005
"City Code" or "Code"	the City Code on Takeovers and Mergers issued by the Panel
"Closing Prices"	the closing middle market quotation of Huntsworth Shares and Incepta Shares
"Collins Stewart"	Collins Stewart Limited of 9th Floor, 88 Wood Street, London EC2V 7QR
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations)
"CRESTCo"	CRESTCo Limited
"CREST member"	a person who has been admitted by CRESTCo as a system member (as defined in the Regulations)
"CREST participant"	a person who is, in relation to CREST, a system-participant (as defined in the Regulations)
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member
"Daily Official List"	the Daily Official List of the London Stock Exchange
"Director"	an executive or non-executive director of Huntsworth or, as the case may be, Incepta
"EBITA"	earnings before interest, tax and amortisation of goodwill
"Escrow Agent"	Computershare Investor Services PLC in its capacity as an Escrow Agent as defined in the CREST manual issued by CRESTCo

"Extraordinary General Meeting"	the extraordinary general meeting of Huntsworth convened by the notice set out in the Circular, including any adjournment thereof
"Form of Acceptance"	the form of acceptance accompanying this document
"Form of Proxy"	the form of proxy for use at the Extraordinary General Meeting, accompanying the Circular
"FSMA"	the Financial Services and Markets Act 2000, as amended
"Group"	the combined Huntsworth and Incepta Groups
"Huntsworth"	Huntsworth PLC
"Huntsworth Directors"	the current board of directors of Huntsworth, whose names are set out in paragraph 2.1 of Appendix IV to this document
"Huntsworth Group"	Huntsworth and its subsidiary undertakings
"Huntsworth Options"	options granted under the Huntsworth Share Option Schemes
"Huntsworth Shareholders"	the holders of Huntsworth Shares as appearing in the register of members of Huntsworth from time to time
"Huntsworth Share Option Schemes"	the 1996 Approved Executive Share Option Scheme, the 1996 Unapproved Share Option Scheme, the Enterprise Management Incentive Scheme, the Huntsworth (Executive Directors) Unapproved Scheme, the Huntsworth (Non-Executive Directors) Unapproved Scheme, the Huntsworth Savings Related Share Option Scheme – 3 year, the Huntsworth Savings Related Share Option Scheme – 5 year and the Huntsworth Matched Share Plan
"Huntsworth Shares"	the existing unconditionally allotted or issued and fully paid ordinary shares of 10 pence each in the capital of Huntsworth
"Incepta"	Incepta Group plc
"Incepta Directors"	the current board of directors of Incepta, whose names are set out in paragraph 2.2 of Appendix IV to this document
"Incepta Group"	Incepta and its subsidiary undertakings
"Incepta Options"	options granted under the Incepta Share Option Schemes
"Incepta Shares"	the existing unconditionally allotted or issued and fully paid ordinary shares of 5 pence each in the capital of Incepta and any further shares which are unconditionally allotted or issued prior to the date on which the Merger Offer ceases to be open for acceptance (or such earlier date or dates, as Huntsworth may, with the Panel's consent and subject to the City Code, decide), including any shares so allotted or issued pursuant to the exercise of Incepta Options
"Incepta Shareholders"	holders of Incepta Shares
"Incepta Share Option Schemes"	the Incepta Group plc Employee Share Option Scheme, the Incepta Group plc Executive Share Option Plan, the Incepta Group plc Executive Long Term Incentive Plan, the Incepta Group plc Savings Related Share Option Scheme, the Incepta Group plc International Sharesave Scheme, the Incepta Group plc US Sharesave Scheme, the Incepta Group plc Employee Share Ownership Plan, the Incepta Group plc Performance Share Plan, the Citigate Communications Group Limited Approved Executive Share Option Scheme and the Dewe Rogerson Share Scheme
"Investec"	Investec Investment Banking, a division of Investec Bank (UK) Limited of 2 Gresham Street, London EC2V 7QP

"Listing Particulars"	listing particulars relating to Huntsworth and the New Huntsworth Shares, prepared in accordance with the Listing Rules made under section 74 FSMA
"Listing Rules"	the Listing Rules of the UK Listing Authority as amended from time to time
"London Stock Exchange"	London Stock Exchange plc
"LongAcre"	LongAcre Partners of 41-44 Great Queen Street, London, WC2B 5AA
"member account ID"	the identification code or number attached to any member account in CREST
"Merger"	the merger of Huntsworth and Incepta, which is being implemented by means of the Merger Offer
"Merger Offer"	the offer recommended by the Directors of Incepta made by Bridgewell on behalf of Huntsworth to acquire the entire issued and to be issued share capital of Incepta held by the Incepta Shareholders as set out in this document and, where the context admits, any subsequent revision, variation, extension or renewal thereof
"Merger Offer Period"	the period commencing on 21 February 2005 (being the date on which Incepta announced that it was in discussions which may or may not lead to an all-share merger between Incepta and Huntsworth) until whichever of the following shall be the latest: (i) 3.00 p.m. on 7 April 2005, (ii) the time and date on which the Merger Offer becomes or is declared unconditional, and (iii) the time and date on which the Merger Offer lapses or is withdrawn
"Merger Offer Price"	the Incepta share price implied by reference to the Huntsworth share price at the time of this Announcement and the merger ratio of 313.654 New Huntsworth Shares for every 100 Incepta Shares, being 62.73 pence per Incepta Share
"New Huntsworth Shares"	Huntsworth Shares proposed to be issued fully paid pursuant to the Merger Offer
"Numis"	Numis Securities Limited of Cheapside House, 138 Cheapside, London EC2V 6LH
"Offer Document"	this document
"Official List"	the Official List of the UK Listing Authority
"Panel"	the Panel on Takeovers and Mergers
"participant ID"	the verification code or membership number used in CREST to identify a particular CREST member or other CREST participant
"PBT"	profit before tax
"pence" or "£"	the lawful currency of the United Kingdom
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
"Regulatory Information Services"	the Company Announcements Office and/or RNS and/or any other channel recognised from time to time as a channel for the dissemination of regulatory information by listed companies under the Listing Rules

"Restricted Jurisdiction"	Australia, Canada or Japan or any jurisdiction where extension or acceptance of the Merger Offer would violate the law of that jurisdiction
"TTE Instruction"	a Transfer to Escrow instruction (as described in the CREST manual issued by CRESTCo)
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"US" or "USA" or "United States"	the United States of America, its territories and possessions, any state in the United States of America and the District of Columbia
"US Securities Act"	the United States Securities Act of 1933, as amended
"US Securities Exchange Act"	the United States Securities Exchange Act of 1934, as amended

For the purposes of this Announcement "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Act).

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the Merger Offer or the action you should take, you are recommended immediately to seek your own independent financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 or, if you are not in the United Kingdom, another appropriately authorised independent financial adviser.

This document should be read in conjunction with the accompanying offer document dated 17 March 2005 addressed to Incepta Shareholders (the "Offer Document"). Unless the context otherwise requires, the definitions contained in the Offer Document also apply to this Form of Acceptance ("Form").

If you have sold or otherwise transferred all of your Incepta Shares, you should send this Form and the accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in, into or from Canada, Australia or Japan or in, into or from any other jurisdiction if to do so would constitute a violation of the relevant laws in such other jurisdiction (each a "Restricted Jurisdiction"). If you have sold or transferred only part of your holding of Incepta Shares, you should retain these documents.

The Merger Offer is not being made, directly or indirectly, in or into, or by the use of the mails of or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, any Restricted Jurisdiction and will not be capable of acceptance by any such use, means, instrumentality or facility or from any Restricted Jurisdiction. Neither this Form nor the accompanying Offer Document nor any related or accompanying document is being mailed, and must not be mailed, or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction and persons receiving such documents (including, without limitation, custodians, nominees and trustees) must not distribute or send any of them in, into or from a Restricted Jurisdiction. Doing so may render invalid any purported acceptance of the Merger Offer. Any person (including, without limitation, custodians, nominees and trustees) who may have a contractual or legal obligation or may otherwise intend to forward this Form, the accompanying Offer Document and/or any related or accompanying document into any jurisdiction outside the United Kingdom should read paragraph 6 of Part B of Appendix I to the Offer Document before taking any action.

In addition, the making and availability of the Merger Offer to citizens, residents or nationals of other jurisdictions outside the United Kingdom may be affected by the laws of such jurisdictions. Such persons should acquaint themselves with and fully observe any applicable requirements.

Bridgewell Limited, which is regulated in the United Kingdom by The Financial Services Authority, is acting exclusively for Huntsworth and for no one else in connection with the Merger Offer and will not be responsible to anyone other than Huntsworth for providing the protections afforded to customers of Bridgewell Limited or for providing advice in relation to the Merger Offer.

Numis Securities Limited, which is regulated in the United Kingdom by The Financial Services Authority, is acting exclusively for Huntsworth and for no one else in connection with the Merger Offer and will not be responsible to anyone other than Huntsworth for providing the protections afforded to customers of Numis Securities Limited or for providing advice in relation to the Merger Offer.

LongAcre Partners, which is regulated in the United Kingdom by The Financial Services Authority, is acting exclusively for Incepta and for no one else in connection with the Merger Offer and will not be responsible to anyone other than Incepta for providing the protections afforded to customers of LongAcre Partners for providing advice in relation to the Merger Offer.

FORM OF ACCEPTANCE

Recommended Merger Offer

by

HUNTSWORTH PLC

for the entire issued and to be issued share capital of

INCEPTA GROUP PLC

ACTION TO BE TAKEN

- To accept the Merger Offer complete this Form on page 3 by following the instructions and notes for guidance set out on pages 2 and 4. The full terms and conditions of the Merger Offer are set out in the Offer Document.
- If your Incepta Shares are in certificated form (that is, not in CREST), you should return this Form duly completed and signed and accompanied by your share certificate(s) and/or other document(s) of title in the enclosed pre-paid envelope by post or by hand (during normal business hours) to Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ, or by hand only to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ as soon as possible, but in any event so that they arrive not later than 3.00 p.m. on 7 April 2005. A first class reply paid envelope is enclosed for documents lodged by post from within the United Kingdom.
- If your Incepta Shares are in uncertificated form (that is, in CREST), you should return this Form duly completed and signed to Computershare in the manner described above and take the relevant additional action set out in paragraph 21 of the letter from Bridgewell Limited contained in the Offer Document to transfer your Incepta Shares to an escrow balance. For this purpose, the participant ID of the Escrow Agent is 3RA22, the member account ID of the Escrow Agent is INCEPTA and the Form of Acceptance Reference Number of this Form (for insertion in the first eight characters of the shared note field on the TTE instruction) is shown in Box 4. You should ensure that the TTE settles not later than 3.00 p.m. on 7 April 2005. If you are a CREST sponsored member, you should refer to your CREST sponsor before completing this Form.
- If you hold Incepta Shares in both certificated and uncertificated form, you should complete a separate Form for each holding. Similarly, you should complete a separate Form for Incepta Shares held in certificated form but under a different designation and for Incepta Shares held in uncertificated form but under a different member account ID. You can obtain further Forms of Acceptance by contacting Computershare Investor Services PLC by telephone on 0870 702 0100 (or +44 870 702 0100 from outside the UK).
- If your Incepta Shares are in certificated form and your share certificate(s) and/or other document(s) of title are with your bank, stockbroker or other agent, you should sign and complete this Form and arrange for it to be lodged by such agent, together with the relevant document(s), unless such document(s) is/are not readily available, in which case refer to Note 5 on page 4 of this Form. If your share certificate(s) and/or other document(s) of title is/are lost, please refer to Note 6 on page 4 of this Form.
- If you hold Incepta Shares jointly with others, you must arrange for all joint holders to sign this Form.
- A Form of Acceptance contained in an envelope postmarked in Canada, Australia or Japan or otherwise appearing to Huntsworth or its agents to have been sent from a Restricted Jurisdiction will not constitute a valid acceptance of the Merger Offer. Without prejudice to any term of the Offer Document, Huntsworth reserves the right to treat as valid, in whole or in part, any acceptance of the Merger Offer which is not entirely in order.

If you are in any doubt as to how to fill in this Form, please telephone Computershare Investor Services PLC on 0870 702 0100 or if telephoning from outside the UK on +44 870 702 0100.

DO NOT DETACH ANY PART OF THIS FORM.

000257

PLEASE FOLLOW THESE INSTRUCTIONS WHEN COMPLETING PAGE 3

The provisions of Appendix I to the Offer Document are incorporated into and form part of this Form

1 **The Merger Offer**

To accept the Merger Offer, insert in Box 1 the total number of Incepta Shares in respect of which you wish to accept the Merger Offer.
You must also sign and complete Box 2 in accordance with the instructions set out herein and complete Box 3 and, as appropriate Boxes 5 and/or 6.
If you validly accept the Merger Offer you will receive 313.654 New Huntsworth Shares for every 100 Incepta Shares. If no number, or a number greater than your entire holding of Incepta Shares, is inserted in Box 1 and you have signed Box 2 in accordance with the instructions set out herein you will be deemed to have accepted the Merger Offer in respect of your entire registered holding of Incepta Shares (being your entire holding under the name and address specified on this Form or, if your Incepta Shares are in CREST, under the participant ID and member account ID specified in Box 4). CREST participants are requested to insert in Box 1 the same number of Incepta Shares as are entered in the related TTE instruction.

Complete here ➧

2 **Signatures**

In all cases (regardless of the other Box(es) you complete) *you must sign Box 2 and, in the case of a joint holding, arrange for all other joint holders to do likewise.*
Each holder who is an individual must sign in the *presence of a witness. The witness must be over 18 years of age and must not be one of the joint registered holders (if any). The same witness may* witness each signature of the joint holders.
If the acceptance is not made by the registered holder(s), insert the name(s) and capacity (e.g. *executor or attorney) of the person(s) making the* acceptance. If this Form is signed by an attorney, the executed power of attorney (or a duly certified *copy thereof) must be lodged with this Form.*
A company may execute this Form under seal, the *seal being affixed and witnessed in accordance* with its articles of association or other relevant *regulations. Alternatively, two directors or a* director and the company secretary of a company *to which sections 36A or 36B of the Companies* Act 1985 applies, may sign this Form and a *company incorporated outside England and* Wales may execute this Form in accordance with *the laws of the territory in which the relevant* company is incorporated. In both cases execution should be expressed to be by the company and any *officer signing this Form should indicate under* his/her signature the office which he/she holds *within the relevant body corporate.*
Please note that if you sign Box 2 and leave Box 5 *blank you will be deemed to have given the* representations and warranties set out in *paragraph (c) of Part C of Appendix I to the Offer* Document. If you do put "No" in Box 5 you may *be deemed not to have validly accepted the Merger* Offer.

Sign and witness here ➧

3 **Full name(s) and address(es)**

Complete Box 3 with *the full name and address of* the sole or first-named registered holder together *with the full names and addresses of all other joint* holders (if any) in BLOCK CAPITALS.
Unless you complete Box 6, the address of the sole or first-named registered holder inserted in Box 3 will be the address to which (if you hold your *Incepta Shares in certificated form)* the certificates for the shares in Huntsworth will be sent. If that address is in Canada, Australia or Japan, you must provide in Box 6 an alternative address outside Canada, Australia or Japan to which your certificates can be sent.

Complete here ➧

4 **Participant ID and Member Account ID**

If your Incepta Shares are in CREST, you must insert in Box 4 the participant ID and member account ID under which such Incepta Shares are held by you in CREST. You must also transfer (or procure the transfer of) the Incepta Shares concerned to an escrow balance, specifying in the TTE instruction the participant ID and member account ID inserted in Box 4 of this Form, the Reference Number of this Form and the other information specified in paragraph 21 of the letter from Bridgewell Ltd contained in the Offer Document. The Form of Acceptance Reference Number appears in Box 4.

Complete here ➧

5 **Overseas Persons**

If you are unable to give the representations and warranties required by paragraph (c) of Part C of Appendix I to the Offer Document, YOU MUST PUT "NO" IN BOX 5.
If you do not put "NO" in Box 5 you will be deemed to have given such representations and warranties.
If you put "NO" in Box 5 you may be deemed not to have validly accepted the Merger Offer.

Complete here ➧

6 **Alternative addresses**

Insert in Box 6 your own name and address (but not in Canada, Australia or Japan) or the name *and address of the person or agent (for example* your bank, but not in Canada, Australia or Japan) *to whom you wish the certificates for the New* Huntsworth Shares and any other documents *to be sent, if not the same as the sole or first-named* registered holder at the address set out in Box 3. *Box 6 must be completed by holders with* registered addresses in Canada, Australia or *Japan or holders who have completed Box 3 with* an address in Canada, Australia or Japan or by holders who wish the share certificate and/or documents to be sent to someone other than the *sole or first named registered holder at the address* set out in Box 3.

Complete here ➧

PLEASE FOLLOW THE INSTRUCTIONS ON PAGES 2 AND 4 WHEN COMPLETING THIS PAGE

The provisions of Appendix I to the Offer Document are incorporated into and form part of this Form

1 TO ACCEPT THE MERGER OFFER

Complete Boxes 1 and 3 (and, if appropriate, Boxes 4, 5 and/or 6) and sign and complete Box 2 in the presence of a witness.

Box 1

No. of Incepta Shares in respect of which you are accepting the Merger Offer

____

2 SIGN HERE TO ACCEPT THE MERGER OFFER

Execution by individuals

Box 2

Signed by:	Witnessed by:	
1.	1. Name .... Signature	Address:.................... ....
2.	2. Name .... Signature	Address:.................... ....
3.	3. Name .... Signature	Address:.................... ....
4.	4. Name .... Signature	Address:.................... ....

NOTE: THE SIGNATURE OF EACH REGISTERED HOLDER MUST BE WITNESSED. IN THE CASE OF JOINT HOLDERS ALL JOINT HOLDERS MUST SIGN

Execution by a company

* Executed under the seal of the company named right
* Executed by the company named right
* In the presence of/acting by:

Name of Company ....

.... Signature of Director	.... Name of Director	....
.... * Signature of Director/Secretary	.... * Name of Director/Secretary	.... Affix seal here

3 FULL NAME(S) AND ADDRESS(ES) To be completed in BLOCK CAPITALS

Box 3

Sole or First-named registered holder	Third-named registered holder (if any)
1. Forename(s) .... Surname (Mr/Mrs/Miss/Title) .... Address.................... ....Postcode....................	3. Forename(s) .... Surname (Mr/Mrs/Miss/Title) .... Address.................... ....Postcode....................
Second-named registered holder (if any)	**Fourth-named registered holder (if any)**
2. Forename(s) .... Surname (Mr/Mrs/Miss/Title) .... Address.................... ....Postcode....................	4. Forename(s) .... Surname (Mr/Mrs/Miss/Title) .... Address.................... ....Postcode....................

Please provide a daytime telephone number (outside Canada, Australia or Japan) for use in the event of any query ....

4 CREST ID – Participant ID and Member Account ID

Only complete this Box if your Incepta Shares are in CREST

Form of Acceptance Reference Number:

Box 4

Participant ID ....
Member Account ID ....

5 Overseas Persons

Please put "NO" in Box 5 if you are unable to give the representations and warranties relating to overseas Incepta Shareholders set out in paragraph (c) of Part C of Appendix I to the Offer Document.

Box 5

6 Alternative addresses

Insert the address of the person or agent outside Canada, Australia or Japan to whom you wish the consideration and/or any documents to be sent, if not the same as that under "Sole or First-named registered holder" in Box 3. To be completed in BLOCK CAPITALS.

Box 6

Name ....
Address ....
....
....................Postcode....................

000225

ADDITIONAL NOTES REGARDING THE COMPLETION OF THIS FORM

In order to be effective, this Form must, except as mentioned below, be signed personally by the registered holder (or, in the case of a joint holding, by ALL the joint holders) and each individual signature must be independently witnessed. A company incorporated in Great Britain may execute this Form under its seal, the seal being affixed and witnessed in accordance with its Articles of Association or other regulations. Alternatively, a company to which section 36A of the Companies Act applies may execute this Form as a deed by two directors or one director and the company secretary signing in the appropriate place. A company incorporated outside Great Britain may sign in ***accordance with the laws of the territory in which the relevant company is incorporated. In all cases, execution should be expressed to be by the company and each person*** **signing the Form should state the office which he/she holds. In order to avoid delay and inconvenience to yourself, the following points may assist you:**

1. **If a holder is away from home (e.g. abroad or on holiday or where a power of attorney has been granted):**

   Send this Form by the quickest means (e.g. airmail), but not in or into Canada, Australia or Japan, to the holder for execution or, if he/ she has executed a power of attorney giving sufficient authority, have this Form signed by the attorney in front of a witness. In the latter case, the power of attorney (or a copy thereof duly certified in accordance with the Powers of Attorney Act 1971), must be lodged with this Form. No other signatures are acceptable.

   Do not send this Form or the accompanying documents into or to Canada, Australia or Japan.

2. **If you have sold or transferred all, or wish to sell or otherwise transfer part, of your holding of Incepta Shares:**

   If you have sold or transferred all of your holding of Incepta Shares, you should immediately send this Form together with the accompanying documents (including the enclosed reply-paid envelope) to the purchaser or transferee or to the stockbroker, bank or other agent through whom you made the sale or transfer for transmission to the purchaser or transferee. However, do not forward, transmit or distribute such documents in, into or from Canada, Australia or Japan. If your Incepta Shares are in certificated form and you wish to sell or transfer part of your holding of Incepta Shares and to accept the Merger Offer in respect of the balance you should ensure that the stockbroker or other agent through whom you make the sale or transfer obtains the appropriate endorsement or indication, signed on behalf of Lloyds TSB Registrars in respect of the balance of your holding of Incepta Shares.

3. ***If the sole holder has died:***

   If a grant of probate or letters of administration has/have been registered with Incepta or the registrars of Incepta, this Form must be signed by the personal representative(s) or executor(s) of the deceased registered holder, each in the presence of a witness, and returned to Computershare Investor Services PLC, at either of the addresses given on page 1 of this Form, together, if the Incepta Shares are held in certificated form, with the relevant share certificate(s) and/or other document(s) of title.

   If a grant of probate or letters of administration has/have been granted but has/have not been registered with Incepta or the registrars of Incepta, the personal representative(s) or prospective personal representative(s) should sign this Form, each in the presence of a witness, and forward it as soon as possible to Computershare Investor Services PLC as soon as possible thereafter and, in any case, at either of the addresses given on page 1 of this Form, together, if the Incepta Shares are held in certificated form, with the share certificate(s) and/or other document(s) of title. A sealed copy of the grant of probate or letters of administration must be lodged before the consideration due under the Merger Offer can be forwarded to the personal representative(s) or executor(s).

4. **If one of the joint holders has died:**

   This Form is valid if signed by all the surviving holder(s) each in the presence of a witness and lodged with Computershare Investor Services PLC at either of the addresses given on page 1 of this Form together with, if the Incepta Shares concerned are in certificated form, the relevant share certificate(s) and/or other document(s) of title and, in all cases, accompanied by the death certificate, grant of probate or letters of administration of the deceased holder. For the purpose of paragraphs 3 and 4 hereof, photocopies of death certificates, marriage certificates, grants of probate and letters of administration are not acceptable.

5. **If your Incepta Shares are in certificated form and you do not hold your share certificate(s) and/or other document(s) of title:**

   If your share certificate(s) and/or other document(s) of title is/are with your stockbroker, bank or other agent, you should complete this Form and if the certificate(s) and/or other document(s) of title is/are readily available, arrange for it to be lodged by such agent with Computershare Investor Services PLC at either of the addresses given on page 1 of this Form, accompanied by the share certificate(s) and/or other document(s) of title.

   If the certificate(s) and/or other document(s) of title is/are not readily available, you should lodge this Form duly completed with Computershare Investor Services PLC at either of the addresses given on page 1 of this Form, together with a note saying e.g. "certificates to follow", and arrange for the document(s) to be forwarded as soon as possible thereafter. It will be helpful for your agent, unless he is in Canada, Australia or Japan, to be informed of the full terms of the Merger Offer.

6. **If your Incepta Shares are in certificated form and one or all or your share certificate(s) has/have been lost:**

   Complete and lodge this Form, together with a letter of explanation and any certificate(s) available, with Computershare Investor Services PLC at either of the addresses given on page 1 of this Form. At the same time you should write to Incepta's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, for a *letter of indemnity which should be completed in accordance with the instructions given. When completed, the letter of indemnity must be lodged with Computershare* Investor Services PLC at either of the addresses given on page 1 of this Form. Indemnities will only be accepted at the discretion of Computershare Investor Services PLC.

7. **If your Incepta Shares are in certificated form and your name or other particulars are shown incorrectly on your share certificate(s) e.g.:**

   (i) Incorrect name

   e.g. Name on the certificate..John Smythe

   Correct name...John Smith

   Complete this Form with the correct name and lodge it with Computershare Investor Services PLC at either of the addresses given on page 1 of this Form accompanied by a letter from your bank, stockbroker or solicitor confirming that the person described on the certificate and the person who has signed this Form are one and the same;

   (ii) Incorrect address – write the correct address in Box 3 on page 3 of this Form;

   (iii) Change of name – lodge your marriage certificate or the deed poll or, in the case of a company, a copy of the certificate of incorporation on change of name, with this Form for noting.

8. **If your Incepta Shares are in uncertificated form (that is, in CREST):**

   You should take the action set out in paragraph 21 of the letter from Bridgewell Limited contained in the Offer Document to transfer your Incepta Shares to an escrow balance. You are reminded to keep a record of the Form of Acceptance Reference Number (which appears in Box 4 of this Form of Acceptance) so that such number can be inserted in the TTE instruction.

   If you are a CREST sponsored member, you should refer to yourCREST sponsor before completing this Form, as only your CREST sponsor will be able to send the necessary TTE instruction to CRESTCo.

9. **If you are outside the United Kingdom:**

   The attention of Incepta Shareholders who are citizens, nationals or residents of jurisdictions outside the United Kingdom is drawn to paragraph 6 of Part B of Appendix I to the Offer Document.

10. **Payment of Consideration**

    The consideration payable under the Merger Offer cannot be sent to you until all the relevant documents have been properly completed and lodged with Computershare Investor Services PLC at either of the addresses given on page 1 of this Form.

    Without prejudice to any term of the Offer Document, Huntsworth reserves the right to treat as valid in whole or in part any acceptance of the Merger Offer which is not entirely in order or which is not accompanied by the relevant TTE instruction or (as appropriate) the relevant share certificate(s) and/or other document(s) of title.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent adviser who, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000 ("FSMA").

If you have sold or otherwise transferred all your Huntsworth Shares please send this document and the accompanying documents at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the transfer was effected for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into Canada, Australia or Japan or any jurisdiction where to do so would violate the laws in that jurisdiction. If you have sold only part of your holding of Huntsworth Shares you should retain these documents.

Applications have been made to the UK Listing Authority for the New Huntsworth Shares to be admitted to the Official List and to the London Stock Exchange for the New Huntsworth Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission of the New Huntsworth Shares to the Official List will become effective, and that dealings for normal settlement will commence on the London Stock Exchange on the first dealing day following the day on which the Merger Offer becomes or is declared unconditional in all respects (save for the condition relating to Admission). Admission is expected to occur no later than 6 June 2005.

This document should be read in conjunction with the accompanying Listing Particulars, comprising listing particulars relating to Huntsworth and the New Huntsworth Shares, which have been prepared in accordance with the Listing Rules made under Section 74 of FSMA, and a copy of which has been delivered to the Registrar of Companies for registration in accordance with Section 83 of FSMA. As set out in paragraph 6 of Part II of this document, parts of the Listing Particulars are deemed to be incorporated by reference into this document.

Huntsworth PLC

Circular to shareholders of Huntsworth PLC concerning the recommended Merger with Incepta Group plc

and

Notice of Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman of Huntsworth which is set out on pages 4 to 12 of this document which recommends you to vote in favour of the resolution to be proposed at the Extraordinary General Meeting referred to below.

Notice of an Extraordinary General Meeting of Huntsworth, to be held at 5th Floor, Cheapside House, 138 Cheapside, London EC2V 6LH at 11.00 a.m. on 11 April 2005, is set out at the end of this document. Please complete and sign the accompanying Form of Proxy in accordance with the instructions printed on it and return it to the Company's registrars, Computershare Investor Services PLC, PO Box No 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA so as to arrive as soon as possible and, in any event, no later than 11.00 a.m. on 9 April 2005. The return of a completed Form of Proxy will not prevent you from attending the Extraordinary General Meeting and voting in person if you so wish and if you are entitled to do so.

Bridgewell Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Huntsworth and no-one else in connection with Huntsworth's application for listing and the proposals described in this document and will not be responsible to anyone other than Huntsworth for providing the protections afforded to its clients or for providing advice in relation to the listing or the contents of this document.

Numis Securities Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Huntsworth and no-one else in connection with Huntsworth's application for listing and the proposals described in this document and will not be responsible to anyone other than Huntsworth for providing the protections afforded to its clients or for providing advice in relation to the listing or the contents of this document.

The Merger Offer is not being made directly or indirectly in or into Canada, Australia or Japan. Neither this document nor the accompanying documentation may be distributed or sent in, into or from Canada, Australia or Japan and doing so may render invalid any purported acceptance. The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan and no regulatory clearances in respect of the New Huntsworth Shares have been, or will be, applied for in any jurisdiction other than the UK. Accordingly, unless an exemption under the relevant securities laws is applicable, the New Huntsworth Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into, Canada, Australia or Japan or to, or for the account or benefit of, any person resident in Canada, Australia or Japan.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. The New Huntsworth Shares are intended to be made available within the United States in connection with the Merger pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder and an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act. This Merger Offer relates to the securities of two non-US companies. The Merger Offer is subject to disclosure requirements of the United Kingdom which are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for US persons to enforce their rights and any claim that they may have arising under the US federal securities laws, as Huntsworth and Incepta are located in the United Kingdom and some or all of their respective officers and directors are residents of the United Kingdom or other non-US countries. US persons may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a court's judgment. You should be aware that Huntsworth may purchase securities of Incepta otherwise than under the Merger Offer, such as in open market or privately negotiated purchases.

Cautionary statement regarding forward looking statements

This Circular contains forward-looking statements. These forward-looking statements are not historical facts, but rather are based on Huntsworth's current expectations, estimates and projections about the industry, beliefs and assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (some of which are beyond Huntsworth's control), are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Subject to any requirements of the Listing Rules, Huntsworth disclaims any obligation or undertaking after Admission to disseminate any updates or revisions to any forward-looking statements contained herein, to reflect any change in Huntsworth's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Forward-looking statements made in this Circular relate only to events as of the date on which statements are made. The expected operational cost savings and financial synergies have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement should not be interpreted to mean that the earnings per share in the first full financial year following the Merger, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period.

Presentation of Information

For the purposes of this document, the information contained herein, unless otherwise stated, is stated on the basis that the transactions described in Part I have occurred. Unless stated to the contrary, all percentage holdings are stated on an undiluted basis.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Merger Offer announced	3 March 2005
Publication of the Offer Document, Listing Particulars and Circular	17 March 2005
First closing date of the Merger Offer	7 April 2005
Latest time and date for receipt of Forms of Proxy	9 April 2005 (11.00 a.m.)
Extraordinary General Meeting	11 April 2005 (11.00 a.m.)

All references in this document to times are to time in the United Kingdom unless otherwise stated.

The timetable for the admission of New Huntsworth Shares depends on the date on which the Merger Offer becomes or is declared unconditional in all respects.

You are advised to read this document carefully. If you have any queries please contact our shareholder helpline on 0870 702 0100 (or +44 870 702 0100 from outside the UK). This helpline is available from Monday to Friday from 8.30 a.m. to 5.30 p.m.

Note: For legal reasons the shareholder helpline will only be able to provide information contained in this document, and will be unable to provide advice on the merits of the proposals or to provide legal, financial or taxation advice.

PART I

Letter from the Chairman of Huntsworth PLC

Directors
Hugh Jon Foulds
Rt. Hon. Lord Chadlington
Roger Malcolm Selman
Eugene Patrick Beard
Anthony Leonard Brooke

huntsworth plc
15-17 Huntsworth Mews
London
NW1 6DD

17 March 2005

To Huntsworth Shareholders and, for information only, to participants in the Huntsworth Share Option Schemes

Dear Shareholder,

MERGER WITH INCEPTA GROUP PLC

1. Introduction

On 3 March 2005 the Boards of Huntsworth and Incepta announced the terms of an all-share merger, to create an international marketing and communications group with public relations at its core.

In view of its size in relation to the current size of Huntsworth, the Merger is conditional upon, *inter alia*, the approval of Huntsworth Shareholders. This letter explains the reasons for the Merger, the benefits which your Directors believe that the Merger will bring to Huntsworth and why your Directors feel it is in the best interests of Huntsworth to effect the Merger. An Extraordinary General Meeting is being convened for 11.00 a.m. on 11 April 2005 at 5th Floor, Cheapside House, 138 Cheapside, London EC2V 6LH in order to seek the shareholder approvals necessary to implement the Merger. The Notice of Extraordinary General Meeting is contained on pages 16 and 17 of this document.

Accompanying this document is a Form of Proxy and the Listing Particulars issued in relation to the issuance of New Huntsworth Shares, which contains certain additional information on Huntsworth and Incepta.

2. Details of the Merger

The Merger is being implemented by way of an offer by Bridgewell on behalf of Huntsworth for the whole of the issued and to be issued share capital of Incepta. Under the terms of the Merger Offer, existing Huntsworth Shareholders will retain their Huntsworth Shares and Incepta Shareholders will receive:

for every 100 Incepta Shares 313.654 New Huntsworth Shares

and so in proportion to any other number of Incepta Shares held. Based on the current issued share capital of the two companies, immediately following the Merger Huntsworth Shareholders will hold approximately 32.8 per cent., and Incepta Shareholders will hold approximately 67.2 per cent., of the issued share capital of the Group.

The terms of the Merger reflect the recent relative market capitalisations of the two companies. At the close of business on 16 March 2005, the last trading day prior to the date of this document, the approximate market capitalisations of Huntsworth and Incepta were £61.3 million and £124.4 million respectively. On this basis, the combined market capitalisation of the Group would have been approximately £185.8 million.

Huntsworth has received irrevocable undertakings to accept the Merger Offer from the directors of Incepta in respect of 3,199,704 Incepta Shares in aggregate, representing approximately 1.59 per cent. of Incepta's existing issued ordinary share capital. These irrevocable undertakings will only cease to be binding in the event that the Merger Offer lapses or is withdrawn or if the Merger Offer is revised or varied in such a manner which represents a diminution in value or which results in a lower number of New Huntsworth Shares being offered in exchange for Incepta Shares.

3. Background to and benefits of the Merger

The marketing and communications sector has experienced significant consolidation in recent years. As a consequence there has been a polarisation between large businesses offering international scale and breadth of service and smaller niche players. Both Huntsworth and Incepta share a consistent philosophy in seeking to provide a seamless global service for multinational clients while also being able to deliver a focused service for national businesses. Both Huntsworth's and Incepta's Boards believe that a greater critical mass and international presence will substantially improve the Group's ability to attract and retain large clients and highly regarded industry talent. Against this background, the combination of Huntsworth and Incepta brings together outstanding brands, complementary geographical fit and a dynamic international client base. The Boards of Huntsworth and Incepta have held discussions about a possible merger over the course of the last year and believe that the Merger will create significant strategic, operational and financial benefits for clients, staff and shareholders.

Huntsworth's strategy has been to target five key sectors, namely consumer, financial, public affairs, integrated healthcare and technology, and to build or acquire strong brands. Incepta pursues a focused strategy consistent with that of Huntsworth and has market leading brands across many of these sectors. As part of the merger process, the Board of the Group will undertake a thorough review of the activities of the combined business in order to ensure the Group delivers a focused range of services to its existing and potential clients consistent with this shared strategy, and does so within an efficient operational structure.

The merger will generate significant scale, both in terms of geographic reach and sector expertise. Huntsworth's European public relations operations, with a focus in the UK, Austria, Belgium, France, Germany, Ireland, Spain and Switzerland, complement Incepta's businesses in the UK, Belgium, France, Germany, Holland, Italy, Spain and Sweden. In the US, Huntsworth's presence in Chicago, Los Angeles, New York and Sacramento is complementary to Incepta's positioning in Austin, Boston, Chicago, New York and San Francisco. Huntsworth's satellite operations in Asia (Hong Kong and Singapore) will be strengthened by Incepta's established operations in Beijing, Dubai, Hong Kong, Mumbai, Shanghai and Singapore. At a sector level, it brings together both companies' strengths in financial and corporate public relations, public affairs, consumer goods and healthcare.

The Group will have strong brands in marketing and communications, operating in 125 offices in 23 countries. It will have particular strengths in the consumer, financial, public affairs, integrated healthcare and technology sectors. On the basis of client instructions received by Huntsworth and Incepta over the past year, the Group's client list will include 58 FTSE 100 companies, 142 Fortune 500 companies and 143 FTSE Eurofirst companies.

BENEFITS OF THE MERGER

(i) *Delivering further revenues from existing multinational clients through increased international presence*

Both Huntsworth and Incepta bring an excellent base of clients to the Group, with some of the largest and best known worldwide brands. Building off these strong existing relationships, the Group expects to be able to deliver further revenues from its clients through extending the service offering to cover worldwide projects and developing relationships in under-serviced geographies.

(ii) *Accelerating future growth through the cross marketing of the Group's brands and services to each company's existing clients*

Huntsworth and Incepta offer largely complementary marketing services delivered by outstanding brands. Both companies have long term and strong relationships with many of their clients. The Group intends to build on these relationships and cross market the Group's brands and services.

(iii) *Increasing the scale and international reach of the business to attract and retain larger clients*

Clients increasingly expect high levels of consistent service on an international basis. Both Huntsworth and Incepta have outstanding brands and highly regarded staff, but on a stand alone

basis often lack the critical mass and international reach to compete effectively with the very largest operators in the marketing and communications services sectors. The Boards of Incepta and Huntsworth believe that the complementary geographical fit of the two businesses, combined with a focused strategic approach will enable the Group to attract new, large clients who seek the very best service on an international basis. This is most evident across the Group's European operations where Trimedia will deliver wider coverage to the Citigate brand in Austria and Switzerland, while Citigate will provide Trimedia with extended reach across Sweden, Holland, Belgium, Spain and Italy.

(iv) *Attracting and retaining highly regarded industry talent*

The Boards of Incepta and Huntsworth recognise that the Group's people are key to the success of the business. In a competitive market place, the Group will be better positioned to offer existing and new employees exciting and challenging positions in a dynamic global business. In addition, the Group's clear strategic focus will continue to attract staff from more general marketing services groups. Both Huntsworth and Incepta have strong reputations for the excellence of their staff and the Boards believe that prospects for existing and new staff will be significantly enhanced by the Merger.

(v) *Creating a larger capitalised company with a strong financial position and a more liquid market in its shares*

Based on Closing Prices as at 16 March 2005, the last trading day before the date of this document, the combined market capitalisation of Incepta and Huntsworth was approximately £185.8 million. Were the Group to have a similar or larger market capitalisation it would be likely to have enhanced stock liquidity.

Huntsworth has agreed new £85 million bank facilities to replace the existing Incepta £9.5 million and £82.5 million facilities in the event that those existing facilities are cancelled (which may, *inter alia*, occur as a result of the change of control of Incepta upon the Merger Offer becoming or being declared unconditional in all respects). In addition, Huntsworth has agreed certain amendments to its existing £15 million facility, such amendments to become effective when the Merger Offer becomes or is declared unconditional in all respects. The new facilities permit Huntsworth to waive down the condition relating to acceptances under the Merger Offer, provided it has received the prior consent of the lenders under those facilities.

As set out in the unaudited pro forma statement of net assets of the Group contained in Part IV of the Listing Particulars, following the Merger, the Group will have pro forma net debt of approximately £77.3 million. The Directors believe that will result in an acceptable level of gearing for the Group in view of the comfortable interest coverage ratios going forward. Given the cash generative nature of the Group, net debt is expected to continue to reduce.

(vi) *Cost savings*

Shareholders will benefit from the creation of a more efficient group with estimated annualised pre-tax cost savings of at least £2.5 million, principally from the elimination of duplicated central costs, achievable in the first full financial year following completion of the Merger.

As a consequence of the cost savings outlined above, the Directors believe that, based on the exchange ratio of the Merger, the Merger will be earnings enhancing for both Huntsworth and Incepta Shareholders for the financial year ending 31 December 2006. However, this should not be interpreted to mean that earnings per share will necessarily match or be greater than in previous financial periods.

In addition to the above cost savings, the Directors of Huntsworth and Incepta believe that, following completion of the Merger and as a consequence of the strategic review by the Group's Board outlined above, there will be the opportunity to identify further cost savings and areas for revenue enhancement in the medium term.

4. Board of Directors

The Board of the Group will be drawn from both companies. The Executive Directors of the Group will be as follows:

Executive Chairman	Lord Chadlington
Chief Executive	Richard Nichols
Finance Director	Roger Selman

Bringing about the full benefits of a merger of two service businesses is a complex and demanding task requiring the skills, experience and detailed knowledge of their respective companies of both Lord Chadlington and Richard Nichols. In light of this, and taking account of their complementary skills and experience, the Boards of both companies concluded that a board structure for the Group involving both an executive chairman and a chief executive would be appropriate. The necessary checks and balances will be enforced by the Board of the Group which will also be strengthened by the appointment of a new Senior Independent Director within the first calendar year following completion of the Merger.

Lord Chadlington will assume ultimate responsibility for performance to shareholders. He will take specific responsibility for strategic focus, Group margins and the management of the Board. Richard Nichols will assume responsibility for Group revenues and profitability, implementation of Group strategy, synergies and the day to day management of the Group.

The Board of Huntsworth has received assurances from Lord Chadlington that he will remain committed to the Group on a full time basis until at least the end of 2008. Roger Selman will see through the integration of the two groups and the implementation of the strategic review. It is intended that when a new Finance Director has been appointed, he will leave the board. The Nomination Committee will search for Roger Selman's successor at the earliest appropriate opportunity.

Francis Maude and Jon Foulds will be Non-Executive Joint Deputy Chairmen. Jon Foulds will become the Senior Independent Non-Executive Director and Rt. Hon Francis Maude will become the Chairman of the Nomination Committee for the new Board.

It is intended that a new Senior Independent Non-Executive Director will be appointed to the Group's Board as Deputy Chairman within one calendar year to succeed Francis Maude and Jon Foulds, who will then both retire from the Board.

To complete the Board, Huntsworth and Incepta have each nominated two further Non-Executive Directors, with all other existing directors resigning. Incepta has nominated Robert Alcock and Charles Good whilst Huntsworth has nominated Anthony Brooke and Eugene Beard.

The Nomination Committee will review the Board of the Group with a view to strengthening the composition of its non-executive directors. The Board will ultimately comprise between six and eight directors.

Anthony Carlisle, in addition to his client responsibilities, will be the Senior Adviser to the Executive Chairman on the development of the worldwide financial and corporate communications practice, enabling the Board to have access to his unique experience of this field.

The Board will appoint an executive committee, comprising Lord Chadlington, Richard Nichols and other senior managers drawn from the Group. This committee will be responsible for the day to day execution of the Group's strategy.

5. Information on Huntsworth

Huntsworth is one of the UK's leading public relations focused marketing services groups with 46 offices in 11 countries worldwide. It owns a portfolio of companies comprising public relations expertise in the consumer, financial, public affairs and technology sectors, together with a broad based, integrated offering in healthcare communications and a team of brand identity and design experts.

The current management joined Huntsworth in late 2000, and has since implemented a new strategy and completely restructured the group. That strategy is unchanged today.

In June 2001 Huntsworth successfully completed a £12.8 million fundraising via a placing and open offer. The proceeds were used to make several simultaneous acquisitions (PBC Marketing, Woodside Communications and Stephanie Churchill PR) and also to reduce group indebtedness. Harrison Cowley was acquired in August 2001 to complement Huntsworth's strong public relations offering.

In 2002 the company continued its growth strategy, acquiring in conjunction with a £5.4 million fundraising, Global Consulting Group and Elizabeth Hindmarch Public Relations in November. Further acquisitions followed in 2003, including Hatch-group and Haslimann Taylor.

In April 2004 Huntsworth completed a third placing and open offer to raise £21.9 million, in order to finance the substantial acquisitions of Trimedia Group, a multi-disciplinary public relations and communications group, and Grayling Group, an international group of public relations, public affairs and events management companies. Also in 2004, the company acquired a 60 per cent. stake in Hudson Sandler, a UK-based financial public relations company, as well as making a number of further acquisitions, including VB Communications, Avenue Healthcare Knowledge Management, Ergo Communications and Rose & Kindel.

On 16 March 2005, the last business day prior to the date of this document, Huntsworth's market capitalisation was approximately £61.3 million and the closing middle market price of a Huntsworth Share was 20 pence. In the year ended 31 December 2003 Huntsworth had revenues from continuing operations of approximately £22.1 million, operating profits (before goodwill amortisation, exceptional items and discontinued operations) of approximately £2.3 million, profit before tax (before goodwill amortisation, exceptional items and discontinued operations) of approximately £1.8 million and net assets of approximately £16.3 million.

Current trading and prospects

On 16 March 2005, Huntsworth announced its preliminary results for the year ended 31 December 2004. These are contained in Section B of Part II of the Listing Particulars. Since 31 December 2004, trading of the Huntsworth Group has been in line with management's expectations.

6. **Information on Incepta**

Incepta is an international marketing and communications group with over 2,000 employees operating out of 79 offices across 20 countries, its principal activities being marketing services, public relations and specialist advertising. Incepta offers its clients an integrated range of marketing and communications services from high value advisory to effective implementation in the world's leading financial and business centres.

The financial and corporate communications division comprises financial public relations and investor relations, public affairs and corporate public relations, all trading under the Citigate name.

The marketing services division offers services including promotional marketing, direct marketing, design and branding, market intelligence, consumer public relations, sponsorship, face-to-face communications, branded launches, event management and on-line communications.

The specialist advertising division comprises full service agencies specialising in corporate and financial advertising.

The Incepta Group's culture and core set of values is focused on generating a genuine business environment in which its group companies' creativity and passion can thrive.

On 16 March 2005, the last business day prior to the date of this document, Incepta's market capitalisation was approximately £124.4 million and the closing middle market price of an Incepta Share was 62 pence. In the year ended 29 February 2004 Incepta had gross income of approximately £154.0 million, operating profits (before goodwill amortisation, fixed asset impairments and exceptional items) of approximately £14.6 million, profit before tax (before goodwill amortisation, fixed asset impairments and exceptional items) of approximately £11.6 million and net assets of approximately £236.6 million.

Current trading and prospects

On 31 January 2005 Incepta announced continued stabilisation in its markets, although the general lack of visibility on the short term environment remained. The strengthening in underlying revenues and operating profitability (pre goodwill and exceptional items), compared with the prior year, continued across Incepta's Financial & Corporate Communications businesses and most of its Marketing Services agencies. In the fourth quarter of the financial year ended 28 February 2005, however, there was continued underperformance in Park Avenue, its UK events business, and a more difficult trading environment in the German Specialist Advertising business.

The trading performance for the year has broadly met Incepta's expectations, save for the notable exceptions of Park Avenue and the German Specialist Advertising business. Incepta continues to benefit from solid cash generation, lower debt (as compared with the half year) and will also benefit from a lower corporate tax charge.

As part of its continued focus on global strategic communications consultancy, Incepta has recently closed an underperforming data services business. This will be reported as a discontinued operation for the year, with closure costs of approximately £1 million. This business is expected to report an operating loss of approaching £1.5 million for the current year.

The recent upturn in the outlook for corporate activity gives Incepta confidence that the Citigate Financial & Corporate Communications businesses will continue to build upon the growth that Incepta expects them to deliver in the current financial year. In addition, cost reduction actions have been recently undertaken in respect of the Marketing Services division, and in particular the events businesses, which the Incepta Board believes will underpin their growth going forward.

7. Group prospects

The Merger is expected to become effective no later than 6 June 2005 and the Group will report its first year's results after the merger for the period to 31 December 2005. The Directors believe that, assuming no deterioration in general market conditions, the Group is well positioned strategically to take advantage of the sectors in which the Group will trade in the year ahead and will begin to benefit from the financial effects identified in paragraph 3 above.

8. Inducement Fee

Incepta and Huntsworth have entered into an agreement under which:

- Incepta has agreed to pay £1.275 million (inclusive of VAT) to Huntsworth in the event that:
  - (A) as a consequence of an announcement (whether or not on a pre-conditional basis) by any third party of a firm intention to make an offer pursuant to Rule 2.5 of the Code in relation to an independent competing transaction relating to Incepta, the Merger Offer is not made (with the consent of the Panel), lapses or is (subject to the provisions of the Code) withdrawn; or
  - (B) the Incepta Directors withdraw or adversely modify their approval or recommendation of the Merger Offer or agree or resolve to take such actions, other than in circumstances where (i) there has occurred a non-disclosed material adverse change or deterioration in the business, assets, financial or trading position of Huntsworth (in each case which is material in the context of the Merger) since the date to which the last audited financial statements of Huntsworth were prepared but prior to the date of such withdrawal, modification, agreement or resolution, or (ii) Huntsworth has, with the consent of the Panel, reduced the Merger Offer to below the level set out in paragraph 2 or has, with the consent of the Panel, otherwise modified the terms of the Merger Offer in a manner adverse to Incepta Shareholders; and
- Huntsworth has agreed to pay £0.650 million (inclusive of VAT) to Incepta in the event that:
  - (A) as a consequence of an announcement (whether or not on a pre-conditional basis) by any third party of a firm intention to make an offer pursuant to Rule 2.5 of the Code in relation to an independent competing transaction relating to Huntsworth, the Merger Offer is not made (with the consent of the Panel), lapses or is (subject to the provisions of the Code) withdrawn; or

(B) the Huntsworth Directors withdraw or adversely modify their recommendation to vote in favour of the shareholder resolutions necessary to effect the Merger or agree or resolve to take such actions, other than in circumstances where there has occurred a non-disclosed material adverse change or deterioration in the business, assets, financial or trading position of Incepta (in each case which is material in the context of the Merger) since the date to which the last audited financial statements of Incepta were prepared but prior to the date of such withdrawal, modification, agreement or resolution, and (ii) Huntsworth Shareholders do not vote in favour of the shareholder resolutions necessary to effect the Merger.

Under the terms of the agreement, only one such fee will become payable, on the first to occur of the events set out above. Any subsequent occurrence of any of the events set out above will not cause any further fee to become payable.

9. Other Information on the Merger Offer

The Merger Offer extends to all Incepta Shares unconditionally allotted or issued and fully paid on the date of the Merger Offer (excluding any treasury shares except to the extent these cease to be held as treasury shares before such date as Huntsworth may determine) and any Incepta Shares which are unconditionally allotted or issued and fully paid (including pursuant to the exercise of options under the Incepta Share Option Schemes) whilst the Merger Offer remains open for acceptance or by such earlier date as Huntsworth may, subject to the City Code, decide, not being earlier than the date on which the Merger Offer becomes unconditional as to acceptances.

Full acceptance of the Merger Offer (assuming full exercise of in-the-money Incepta Options which are capable of exercise immediately following the Merger) would involve the issue of 636,310,240 New Huntsworth Shares (representing approximately 67.5 per cent. of the enlarged issued share capital of the Group).

The Merger Offer will initially remain open for acceptance until 3.00 p.m. on 7 April 2005 but may be extended in accordance with the City Code.

The Merger Offer is conditional upon (amongst other things) it having been established in terms reasonably satisfactory to Huntsworth and Incepta that in relation to the Merger Offer and any matter arising from it, no reference will be made to the UK Competition Commission.

As fractions of New Huntsworth Shares will not be allotted or issued to persons accepting the Merger Offer, fractional entitlements to New Huntsworth Shares will be aggregated and sold in the market and the net proceeds of sale will be retained for the benefit of the Group.

The Incepta Shares will be acquired pursuant to the Merger Offer fully paid and free from all liens, charges, equitable interests, encumbrances and rights of pre-emption and any other interests of any nature whatsoever and together with all rights now or hereafter attaching thereto including voting rights and the right to receive all dividends or other distributions declared made or paid after the date of the Merger Offer, save for the right to receive the special dividend of 1.05 pence (net) per share declared on 16 March 2005 payable to Incepta Shareholders on the register at the close of business on 18 March 2005.

The New Huntsworth Shares will be issued credited as fully paid and will rank *pari passu* in all respects with existing Huntsworth Shares and will be entitled to all dividends and other distributions declared, made or paid after the date of the Merger Offer, save that they will not carry the right to receive the special dividend of 0.1 pence (net) per share declared on 2 March 2005 payable to Huntsworth Shareholders on the register as at 18 March 2005.

Applications have been made to the UK Listing Authority for the New Huntsworth Shares to be admitted to the Official List and to the London Stock Exchange for the New Huntsworth Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and that dealings for normal settlement in the New Huntsworth Shares will commence on the London Stock Exchange at 8.00 a.m. on the first dealing day following the date on which the Merger Offer becomes or is declared unconditional in all respects (subject only to Admission). Admission is expected to occur not later than 6 June 2005.

Pending the issue of definitive certificates for New Huntsworth Shares issued in certificated form, transfers will be certified against the register held by Computershare Investor Services PLC. No temporary documents of title will be issued.

The New Huntsworth Shares will not be available to the public in conjunction with the application for listing except by way of valid acceptance of the Merger Offer.

10. Extraordinary General Meeting

Set out at the end of this document is a notice convening an Extraordinary General Meeting of Huntsworth at 11.00 a.m. on 11 April 2005 to be held at 5th Floor, Cheapside House, 138 Cheapside, London EC2V 6LH. At this Extraordinary General Meeting ordinary resolutions will be proposed to approve the Merger and to authorise the increase in the share capital of Huntsworth and the allotment of the New Huntsworth Shares required to implement the Merger, and a special resolution will be proposed to amend the Articles of Association of Huntsworth.

If passed, the resolutions will give the Huntsworth Directors the authority to allot up to 700,000,000 Huntsworth Shares pursuant to the Merger Offer, which represents approximately 228.3 per cent. of Huntsworth's current issued share capital. The Huntsworth Directors intend to utilise such authority in the implementation of the Merger Offer. The authority will remain in place for a period of one year from the passing of the resolution. The Huntsworth Directors will also retain the general authority, granted at Huntsworth's annual general meeting in July 2004, to allot up to 94,740,490 Huntsworth Shares, which represents approximately 30.9 per cent. of Huntsworth's current issued share capital and following full implementation of the Merger Offer (assuming full exercise of in-the-money options under the Incepta Share Option Schemes), will represent approximately 10.0 per cent. of the enlarged issued share capital of Huntsworth.

The proposed amendment to Huntsworth's Articles of Association is required as a result of the aggregate amount of ordinary remuneration currently paid to the Company's directors, and the additional amount which will be paid to the new directors who will join the Board of the Group upon completion of the Merger. The amendment increases the aggregate amount of ordinary remuneration which may be paid to directors from £25,000 per annum to £300,000 per annum. There have also been payments of ordinary remuneration to the directors in excess of this limit in certain financial years up to and including the financial year ended 31 December 2004, as disclosed in the Remuneration Reports included in the Company's Annual Reports and Accounts for the relevant years. It is intended that a special resolution will be proposed at the Company's AGM later this year in order to ratify and approve any prior payments in excess of the existing limit.

Huntsworth has received irrevocable undertakings to vote in favour of the resolutions to be put to Huntsworth Shareholders to approve the Merger from the directors of Huntsworth in respect of 10,935,194 Huntsworth Shares in aggregate, representing approximately 3.57 per cent. of Huntsworth's existing issued ordinary share capital. These irrevocable undertakings will be available for inspection as set out in paragraph 19 of Part V of the Listing Particulars, and at the Extraordinary General Meeting itself.

Following full implementation of the Merger Offer, and assuming full exercise of in-the-money options under the Incepta Share Option Schemes, 157,083,285 Huntsworth Shares will remain authorised but unissued, representing approximately 14.3 per cent. of the increased authorised ordinary share capital. Save for the issue of New Huntsworth Shares pursuant to or in connection with the Merger Offer and the exercise of options under the Huntsworth Share Option Schemes, the Huntsworth Directors have no present intention of issuing further Huntsworth Shares.

11. Further Information

Your attention is drawn to the additional information set out in Part II of this document, and to the information contained in the Listing Particulars which accompany it.

12. Action to be taken

Shareholders will find enclosed with this document a Form of Proxy to be used in connection with the Extraordinary General Meeting. Please complete and sign the Form of Proxy in accordance with the instructions printed on it and return it to the Company's registrars, Computershare Investor Services PLC, PO Box No 1075, The Pavilions, Bridgwater Road, Bristol, BS99 3FA, so as to arrive as soon as possible and, in any event, no later than 11.00 a.m. on 9 April 2005. The return of a completed Form of Proxy will not prevent you from attending the Extraordinary General Meeting and voting in person if you so wish and if you are entitled to do so.

13. Recommendation

The Huntsworth Directors consider the terms of the Merger, and the resolutions necessary to implement it, to be fair and reasonable. In reaching that opinion, the Directors of Huntsworth have taken financial advice from Bridgewell Limited and Numis Securities Limited. In providing their financial advice to the Huntsworth Directors, Bridgewell Limited and Numis Securities Limited have relied upon the Huntsworth Directors' commercial assessment of the Merger.

Your Directors believe that the Merger and the resolutions to implement it are in the best interests of Huntsworth and Huntsworth Shareholders as a whole and unanimously recommend you to vote in favour of all of the resolutions to be proposed at the Extraordinary General Meeting, as they have undertaken to do in respect of their own beneficial holdings, amounting to 10,935,194 Huntsworth Shares (representing approximately 3.57 per cent. of the issued ordinary share capital of Huntsworth).

Yours sincerely

Chairman

PART II

Additional information

1. Responsibility statement

The Huntsworth Directors, whose names are set out in section 2.1 of this Part II, accept responsibility for all the information contained in this document or deemed to be incorporated by reference. To the best of the knowledge and belief of the Huntsworth Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document or deemed to be incorporated by reference is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Huntsworth Directors

2.1 The names and principal functions of the Huntsworth Directors are as set out below:

Directors	*Position*
Hugh Jon Foulds	Chairman
The Rt Hon Lord Chadlington	Chief Executive
Roger Malcolm Selman	Finance Director
Eugene Patrick Beard	Non-executive Director
Anthony Leonard Brooke	Non-executive Director

2.2 The business address of each of the Huntsworth Directors is 15 – 17 Huntsworth Mews, London NW1 6DD, England, which is the registered and head office of Huntsworth.

3. Extraordinary General Meeting

A notice convening an Extraordinary General Meeting of the Company to be held at 5th Floor, Cheapside House, 138 Cheapside, London EC2V 6LH at 11.00 a.m. on 11 April 2005 at which ordinary resolutions will be proposed to approve the Merger and the steps required for its implementation, is set out at the end of this document.

At the meeting ordinary resolutions will be proposed for the purpose of:

(i) approving the Merger; and

(ii) increasing the Company's authorised share capital and authorising the Huntsworth Directors to allot the New Huntsworth Shares.

In addition, a special resolution will be proposed to amend the Articles of Association of Huntsworth.

The Merger is conditional upon the passing of the resolutions proposed at the Extraordinary General Meeting. The failure to pass the resolutions will cause the Merger to fail.

The percentage increase in the authorised share capital of the Company proposed to give effect to the Merger is 175 per cent.

If passed, the resolutions will give the Huntsworth Directors the authority to allot up to 700,000,000 Huntsworth Shares pursuant to the Merger Offer, which represents approximately 228.3 per cent. of Huntsworth's current issued share capital. The Huntsworth Directors will also retain the general authority, granted at the Huntsworth AGM in July 2004, to allot up to 94,740,490 Huntsworth Shares, which represents approximately 30.9 per cent. of the current issued share capital and, following implementation of the Merger Offer (assuming full exercise of in-the-money options under the Incepta Share Option Schemes), will represent approximately 10.0 per cent. of the enlarged issued share capital of Huntsworth.

The proposed amendment to Huntsworth's Articles of Association is required as a result of the aggregate amount of ordinary remuneration currently paid to the Company's directors, and the additional amount which will be paid to the new directors who will join the Board of the Group upon completion of the Merger. The amendment increases the aggregate amount of ordinary remuneration which may be paid to directors from £25,000 per annum to £300,000 per annum.

There have also been payments of ordinary remuneration to the directors in excess of this limit in certain financial years up to and including the financial year ended 31 December 2004, as disclosed in the Remuneration Reports included in the Company's Annual Reports and Accounts for the relevant years. It is intended that a special resolution will be proposed at the Company's AGM later this year in order to ratify and approve any prior payments in excess of the existing limit.

4. Consents

4.1 Bridgewell Limited has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

4.2 Numis Securities Limited has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

5. Definitions

The words defined on pages 186 to 188 of the Listing Particulars shall, unless the context otherwise requires, bear the same meaning in this document.

6. Further Information

The following information contained in the accompanying Listing Particulars is deemed to be incorporated in this document:

Paragraph 11 of Part I	Details of the proposed date of issue of the New Huntsworth Shares
Part III	Financial information relating to Incepta
Part IV	Unaudited pro forma statement of net assets
Paragraph 7 of Part V	Directors' and other interests in Huntsworth
Paragraph 8 of Part V	Directors' and Proposed Directors' service agreements and emoluments
Paragraph 12 of Part V	Material contracts
Paragraph 14 of Part V	Litigation
Paragraph 15 of Part V	Working capital
Paragraph 16 of Part V	Significant change
Paragraph 18.6 of Part V	No marketing of New Huntsworth Shares
Paragraph 19 of Part V	Documents available for inspection
Definitions and Glossary	

7. Display Documents

Copies of the documents referred to in paragraph 19 of Part V of the Listing Particulars will be available for inspection at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY during normal business hours on any weekday (public holidays excepted) while the Merger Offer remains open for acceptance.

Dated 17 March 2005

SOURCES AND BASES OF INFORMATION

In this Circular:

1. unless otherwise stated, financial information relating to Huntsworth has been extracted from the audited financial statements of Huntsworth for the relevant financial year or from Huntsworth's preliminary results for the 12 months ended 31 December 2004;

2. unless otherwise stated, financial information relating to Incepta has been extracted from the audited financial statements of Incepta for the relevant financial year or from Incepta's interim results;

3. the source for the closing middle market quotation of Huntsworth Shares and Incepta Shares is the Daily Official List;

4. the value of the Merger Offer is approximately £125.9 million which is based on 200,699,095 Incepta Shares in issue on 16 March 2005, an exchange ratio of 313.654 New Huntsworth Shares for every 100 Incepta Shares, and the middle market quotation of 20 pence per Huntsworth Share, as derived from the Daily Official List at the close of business on 16 March 2005 (being the last dealing day before the date of this document);

5. the number of New Huntsworth Shares to be issued pursuant to the Merger Offer, being up to 636,310,240 (assuming full acceptance of the Merger Offer and full exercise of in-the-money Incepta Share Options) is based on 200,699,095 Incepta Shares in issue and 2,171,023 in-the-money Incepta Share Options outstanding on 16 March 2005;

6. the expected operational cost savings and financial synergies have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement should not be interpreted to mean that the earnings per share in the first full financial year following the Merger, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period.

7. for Huntsworth, in-the-money options are those Huntsworth Options with an exercise price below the closing middle market quotation for Huntsworth Shares of 20 pence on 16 March 2005. For Incepta, in-the-money options are those Incepta Options with an exercise price below the Merger Offer Price.

Huntsworth PLC

(Registered in England with No. 1729478)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Huntsworth Plc (the "Company") will be held at 5th Floor Cheapside House, 138 Cheapside, London EC2V 6LH at 11.00 a.m. on 11 April 2005 for the purposes of considering and, if thought fit, passing the following resolutions, of which resolutions 1, 2 and 3 will be proposed as ordinary resolutions and resolution 4 will be proposed as a special resolution.

ORDINARY RESOLUTIONS

1. That:

   (A) the proposed acquisition by the Company of all or any part of the issued or to be issued ordinary share capital of Incepta Group plc ("Incepta") pursuant to the offer for ordinary shares in Incepta as described in the circular to shareholders of the Company dated 17 March 2005 made by Bridgewell Limited on behalf of the Company and addressed to, *inter alia*, the ordinary shareholders of Incepta (including any revision, extension or other amendment thereof, addition thereto and any other offer or offers made by or on behalf of the Company or any of its subsidiaries with a view to the Company and/or its subsidiaries acquiring the whole of the issued and to be issued shares in any class or classes of shares in the capital of Incepta) (the "Merger Offer"); and

   (B) all arrangements or agreements made or entered into, or which may in the future be made or entered into, by the Company or any of its subsidiaries or persons acting in concert with the Company in connection with the acquisition or cancellation, in each case relating to or in connection with the Merger Offer, of shares in, or options issued by Incepta on terms and conditions approved by the Board (including, for the avoidance of doubt, any agreements or arrangements with third parties for the provision of any financing for any such acquisition),

   be and are hereby approved and the board of directors of the Company (the "Board", which expression shall in this Resolution include any duly constituted committee thereof) be and is hereby authorised to revise, extend, amend, waive, vary or add to the Merger Offer or any of the terms or conditions thereof and to do or procure the doing of such other things and to execute any agreements and make any arrangements as the Board may consider necessary or desirable in connection with the acquisition of shares in Incepta or the Merger Offer.

2. That, subject to and conditional upon the Merger Offer becoming or being declared unconditional in all respects (other than as regards any condition relating to the admission of the ordinary shares of 10p each in the Company to be issued pursuant to the Merger Offer becoming effective in accordance with the Listing Rules or, as appropriate, the UK Listing Authority and the London Stock Exchange agreeing to admit such shares to the Official List and to trading on the main market of the London Stock Exchange respectively ("Admission")) the authorised share capital of the Company be and it is hereby increased from £40,000,000 to £110,000,000 by the creation of a further 700,000,000 ordinary shares of 10p each;

3. That, subject to and conditional upon the Merger Offer becoming or being declared unconditional in all respects (other than as regards any condition relating to Admission), the Directors of the Company be and are hereby authorised generally and unconditionally pursuant to section 80 of the Companies Act 1985 to exercise all the powers of the Company

to allot any New Huntsworth Shares to be issued pursuant to or in connection with the Merger Offer up to an aggregate nominal amount of £70,000,000 for a period of one year after the date of the passing of this Resolution, save that the Company may, before the expiry of such authority, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors of the Company may allot relevant securities pursuant to such offer or agreement as if the authority conferred by this resolution had not expired.

SPECIAL RESOLUTION

4. That Article 80 of the articles of association of the Company be and is hereby amended with effect from the passing of this resolution through the replacement of the amount "£25,000" with the amount "£300,000".

Registered office:
15-17 Huntsworth Mews
London NW1 6DD
17 March 2005

By order of the Board
Jeremy White
Secretary

Voting Procedures:

1. Holders of ordinary shares in the Company are entitled to attend and vote at the meeting.
2. Shareholders entitled to attend and vote may appoint one or more proxies to attend and on a poll vote instead of that person.
   (i) A proxy need not be a member of the Company and such appointment will not preclude a shareholder from attending and voting at the meeting in person.
   (ii) Forms of proxy must be lodged with the Company's Registrars not later than 48 hours before the time of the meeting.
   (iii) The form of proxy must be signed by the member or, in the case of joint holders, any one of them.
   (iv) The notice of meeting shall prevail over any description of the business of the meeting set out in the form of proxy.
3. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only those shareholders registered at 11.00 a.m. on 9 April 2005 will be entitled to attend and vote at the meeting in respect of shares registered in their names at that time. Subsequent changes to the register will be disregarded in determining the rights of any person to attend and vote at the meeting.

Form of proxy
Huntsworth plc
(the "Company")

For use by holders of ordinary shares of Huntsworth PLC at the Extraordinary General Meeting of the Company to be held at 5th Floor, Cheapside House, 138 Cheapside, London EC2V 6LH

I/We (full name(s) in block capitals) ....

of (Address in block capitals) ....

(a) member/members of the Company, hereby appoint the Chairman of the meeting (See Note 1 below)

....

as my/our proxy to attend and on a poll, to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at 5th Floor, Cheapside House, 138 Cheapside, London EC2V 6LH at 11 a.m. on 11 April 2005 and at any adjournment of it, and I/we direct my/our proxy to vote in respect of the resolutions to be proposed at that meeting as indicated below. (See Note 2 below).

Ordinary resolutions	For	Against
1. To approve the proposed acquisition by the Company of all or any part of the issued share capital of Incepta Group plc.		
2. To increase the authorised share capital of the Company to £110,000,000 by the creation of a further 700,000,000 ordinary shares of 10p each.		
3. To grant the directors authority to allot relevant securities in connection with the Merger Offer up to an aggregate nominal amount of £70,000,000 for a period of one year after the date of the passing of such resolution.		
Special resolution		
4. To approve the change to the Company's Articles of Association in respect of the maximum aggregate amount for directors' ordinary remuneration, to £300,000.		

Signature.. Date..2005

Notes

1. A member entitled to attend and vote at this meeting may appoint one or more proxies of his/her choice to vote instead of him/her on a poll. A proxy need not be a member of the Company. If you desire to appoint any person(s) other than the Chairman of this meeting, delete the words "the Chairman of the meeting", insert in block capitals the name(s) and address(es) of the person(s) appointed in the space provided and initial the alteration.
2. Please indicate by inserting a cross in the appropriate box how you wish your proxy to vote in respect of the resolutions. In the absence of any specific direction, the proxy will vote or abstain from voting at his/her discretion, and, unless instructed otherwise, the person appointed proxy may also vote or abstain from voting as he or she thinks fit on any other matter (including amendments to the resolution) arising at the meeting.
3. To be effective, this form, duly signed and dated, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy thereof) must be desposited at the offices of the Company's registrar, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person(s) named in this form is/are to vote.
4. If this form is given by an individual it must be signed by the individual or signed on his behalf by his attorney duly authorised in writing. If this form is given by a corporation, it must be given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation.
5. In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority will be determined by the order in which the names stand on the register of members. Subject to this, the signing of this form by any one of the joint holders will suffice, but if a holder other than the first named holders signs, please also supply the name of the first-named holder.

BUSINESS REPLY SERVICE
Licence No. SWB 1002

1

Computershare Investor Services PLC
PO Box 1075
The Pavilions
Bridgwater Road
Bristol BS99 3FA

17 March 2005

Not for release or publication in or into Canada, Australia or Japan

PROPOSED MERGER OF HUNTSWORTH PLC AND INCEPTA GROUP PLC TO CREATE A MAJOR INTERNATIONAL MARKETING AND COMMUNICATIONS GROUP

17 March 2005

In connection with the announcement made on 3 March 2005 that an all share merger, had been agreed between Huntsworth PLC ("Huntsworth") and Incepta Group PLC ("Incepta"), Huntsworth announces that the Offer Document, Listing Particulars and Form of Acceptance relating to the Merger have been posted to Incepta Shareholders today. Acceptances of the Merger Offer should be received by no later than 3.00 p.m. (London time) on 7 April 2005.

In addition, the Listing Particulars and Circular have been posted to Huntsworth Shareholders today. The Circular contains a notice convening the Extraordinary General Meeting for 11 April 2005.

Terms defined in the announcement made on 3 March 2005 have the same meaning in this announcement.

ENQUIRIES

Huntsworth PLC	020 7408 2232	Incepta Group plc	020 7282 2800
Lord Chadlington		Richard Nichols	
Bridgewell (Lead Financial Adviser)	020 7003 3000	LongAcre (Financial Adviser)	020 7759 4600
Andrew Tuckey		Jonathan Goodwin	
John Craven		Zeph Sequeira	
Numis (Joint Financial Adviser and Broker)	020 7776 1500	Collins Stewart (Joint Broker)	020 7523 8350
Jag Mundi		Chris Wells	
Richard Hall		Mark Connelly	
The Global Consulting Group (PR Adviser)	020 7796 4133	Investec (Joint Broker)	020 7597 5970
Jonathan Shillington		David Currie	
		Erik Anderson	
		Citigate Dewe Rogerson (PR Adviser)	020 7638 9571
		Patrick Toyne Sewell	
		Fiona Bradshaw	

This Announcement does not constitute an offer or an invitation to purchase any securities. The laws of the relevant jurisdictions may affect the availability of the Merger Offer to persons not resident in the United Kingdom. Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom, should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders will be contained in the Offer Document.

Bridgewell, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Huntsworth and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Huntsworth for providing the protections afforded to clients of Bridgewell, nor for giving advice in relation to the Merger Offer.

Numis, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Huntsworth and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Huntsworth for providing the protections afforded to clients of Numis, nor for giving advice in relation to the Merger Offer.

LongAcre, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Incepta and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Incepta for providing the protections afforded to clients of LongAcre, nor for giving advice in relation to the Merger Offer.

Collins Stewart, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Incepta and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Incepta for providing the protections afforded to clients of Collins Stewart, nor for giving advice in relation to the Merger Offer.

Investec, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Incepta and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Incepta for providing the protections afforded to clients of Investec, nor for giving advice in relation to the Merger Offer.

This Announcement does not constitute, or form part of, any offer for, or any solicitation of any offer for, securities. Any acceptance or other response to the Merger Offer should be made only on the basis of information referred to in the Offer Document which Huntsworth intends to despatch shortly to Incepta Shareholders and, for information only, to holders of options under the Incepta Share Option Schemes.

The Merger Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia or Japan and is not capable of acceptance by any such use, means, instrumentality or facility. Accordingly, neither this Announcement nor the Offer Document nor the accompanying Form of Acceptance is being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from Canada, Australia or Japan. Doing so may render invalid any purported acceptance of the Merger Offer. All Incepta Shareholders or other persons (including nominees, trustees or custodians) who would or otherwise intend to, or may have a contractual or legal obligation to, forward this Announcement or the Offer Document or the accompanying Form of Acceptance to any jurisdiction outside the United Kingdom, should refrain from doing so and seek appropriate professional advice before taking any action.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan and no regulatory clearances in respect of the New Huntsworth Shares have been, or will be, applied for in any jurisdiction other than the UK. Accordingly, unless an exemption under the relevant securities laws is applicable, the New Huntsworth Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into, Canada, Australia or Japan or to, or for the account or benefit of, any person resident in Canada, Australia or Japan.

The New Huntsworth Shares to be issued in connection with the Merger have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. The New Huntsworth Shares are intended to be made available within the United States in connection with the Merger pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder and an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act. This Merger Offer relates to the securities of two non-US companies. The Merger Offer is subject to disclosure requirements of the United Kingdom which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for US persons to enforce their rights and any claim that they may have arising under the US federal securities laws, as Huntsworth and Incepta are located in the United Kingdom and some or all of their respective officers and directors are residents of the United Kingdom or other non-US countries. US persons may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment. You should be aware that Huntsworth may purchase securities of Incepta otherwise than under the Merger Offer, such as in open market or privately negotiated purchases.

Recommended Offer
By
Bridgewell Limited
on behalf of
Huntsworth PLC
to acquire
Incepta Group plc

Bridgewell Limited ("**Bridgewell**") announces on behalf of Huntsworth PLC ("**Huntsworth**") the proposed acquisition of Incepta Group plc ("**Incepta**") by means of an offer document dated and dispatched on 17 March 2005 (the "**Offer Document**"). Bridgewell has made a recommended offer (the "**Merger Offer**") on behalf of Huntsworth to acquire the entire issued and to be issued share capital of Incepta on the following basis:

for every 100 Incepta Shares 313.654 New Huntsworth Shares

and so in proportion for any other number of Incepta Shares held.

Based on the current issued share capital of the two companies, immediately following completion of the Merger, Huntsworth Shareholders will hold approximately 32.8 per cent., and Incepta Shareholders will hold approximately 67.2 per cent., of the issued share capital of the Group. **The Merger Offer is made by means of the Offer Document and is made to all holders of Incepta Shares including those to whom the Offer Document is not being despatched.** Terms defined in the Offer Document have the same meanings in this advertisement. The Merger Offer is capable of acceptance on the terms and conditions set out in the Offer Document and in the accompanying Form of Acceptance. Accepting Incepta Shareholders may only rely upon the Offer Document, the accompanying Listing Particulars and accompanying Form of Acceptance for the terms and conditions of the Merger Offer. Copies of the Offer Document, Listing Particulars and Form of Acceptance are available for collection during normal business hours from Computershare Investor Services PLC at either of 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ or PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ.

The Directors of Incepta, who have been so advised by LongAcre Partners ("LongAcre"), consider the terms of the Merger Offer to be fair and reasonable. In providing its financial advice to the Directors of Incepta, LongAcre has taken into account the commercial assessments of the Directors of Incepta. Accordingly, the Directors of Incepta unanimously recommend that Incepta Shareholders accept the Merger Offer. **Acceptances of the Merger Offer should be received by the receiving agent, Computershare Investor Services PLC, by no later than 3.00pm on 7 April 2005.**

The Directors of Huntsworth are of the opinion that the Merger Offer is in the best interests of Huntsworth Shareholders as a whole and that the terms are fair and reasonable. In reaching that opinion, the Directors of Huntsworth have taken financial advice from Bridgewell and Numis Securities Limited ("**Numis**"). In providing their financial advice to the Directors of Huntsworth, Bridgewell and Numis have taken into account the commercial assessments of the Directors of Huntsworth.

The Merger Offer is not being made, directly or indirectly, in or into or by use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or by any other facilities of a national, state or other securities exchange of Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws in that jurisdiction. Accordingly, copies of the Offer Document, Listing Particulars, Form of Acceptance and any related documents are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from Canada, Australia or Japan, and persons doing so may render invalid any purported acceptance of the Merger Offer. The availability of the Merger Offer to persons who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdictions. Incepta Shareholders who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements of their jurisdiction.

Bridgewell, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Huntsworth and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Huntsworth for providing the protections afforded to clients of Bridgewell, nor for giving advice in relation to the Merger Offer.

Numis, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Huntsworth and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Huntsworth for providing the protections afforded to clients of Numis, nor for giving advice in relation to the Merger Offer.

LongAcre, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting only for Incepta and no-one else in connection with the Merger Offer and will not regard any other person as its client or be responsible to any person other than Incepta for providing the protections afforded to clients of LongAcre, nor for giving advice in relation to the Merger Offer.

The Huntsworth Directors accept responsibility for the information contained in this advertisement (other than information relating to the recommendation and the related opinions of the Incepta Directors). To the best of the knowledge and belief of the Huntsworth Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this advertisement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Incepta Directors accept responsibility for the recommendation and the related opinions of the Incepta Directors contained in this advertisement. To the best of the knowledge and belief of the Incepta Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this advertisement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

18 March 2005